



2023 Notice & Proxy Statement
2022 Annual Report

Key Metrics

Reported Revenue ($M)[1]



Active Customer Accounts (K)[2]



Dollar-Based Net Expansion Rate[3]



| 143% 2018 | 135% 2019 | 137% 2020 | 131% 2021 | 121% 2022 |

1. Represents reported revenue for the twelve months ended December 31 for every year represented.
2. Represents Active Customer Accounts as of December 31 for every year represented. Active Customer Accounts include the contribution from previously closed acquisitions, excluding customer accounts from our Zipwhip business.
3. Represents data for the twelve months ended December 31 for every year represented. As previously disclosed in Twilio's Annual Report on Form 10-K filed with the SEC on March 2, 2020, beginning with the three-month period ended March 31, 2020, we calculate our Dollar-Based Net Expansion Rate by comparing total revenue from a cohort of Active Customer Accounts in a period to the same period in the prior year. To facilitate comparison between the periods presented, Dollar-Based Net Expansion Rate as presented above has been calculated as if this calculation had been in effect during each respective period. 2020 includes the impact from Twilio SendGrid.

Please refer to Twilio's most recent Annual Report on Form 10-K for details on the methodology for calculating Active Customer Accounts and Dollar-Based Net Expansion Rate.

Dear Twilio Stockholders,

What I've always loved about the Internet is the inherent scale. The Internet is huge. For whichever customer base a company addresses, on the Internet you can conceivably reach an entire world of those buyers practically overnight. Never before in the history of business, or human creation, has the global market existed with such ease and elegance. That's the natural allure of software and Internet scale businesses – whether B2B or B2C. I've made this point in one way or another in nearly every shareholder letter I've written. And I raise it again here, and now, to contextualize why technology companies often act the way they do.

When the world is your market, and capital cost is low, it's best to move quickly and capture that large market. Phrases like "Get Big Fast" permeate the industry. Those expressions apply during the expansionary phase, when expansion funds are highly available – the big bang of digital creation, if you will. But cycles are cycles, and expansionary phases always lead to rationalizing phases like we're in now. When you get big fast during the former, you've got the best shot at being on top through the rationalization. Because of the size of Internet-scale markets, it's a rational strategy to maximize future cash flows.

Twilio succeeded during the first phase of rapid growth. We are the creator of and market share leader in multiple categories: CPaaS and CDP.[1] Now we are transitioning to the phase of profitable growth with the same customer-centered energy as we pursued rapid expansion during the first phase. In that spirit, I am proud to pen our 7th annual stockholder letter as a public company.

** From Rapid Growth to Profitable Growth **

Importantly, as we began 2023, we outlined our updated medium-term model, including 300-400 bps of non-GAAP operating margin[2] improvements per year for fiscal years 2025-2027, bringing stock-based compensation (SBC) down to 10%-12% of revenue in 2027 and targeting GAAP profitability for 2027. To achieve these medium-term goals, we've taken several substantive actions to more intentionally execute our customer engagement strategy, while getting leaner, and more focused on high ROI investments. Let me go into more detail:

Our customer engagement strategy remains unchanged: we're here to help every company build unbreakable digital relationships by understanding their customers and communicating with them over every digital channel. However, in 2023 we have evolved how we're executing this strategy by dividing into two business units: Communications and Data & Applications.

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[1] Twilio is the #1 CDP for 2021 market share as determined by IDC. Twilio is the leading CPaaS for Q2 2021 market share per Synergy Research Group.

[2] We define non-GAAP operating margin as GAAP operating margin adjusted to exclude, as applicable, stock-based compensation, amortization of acquired intangibles, acquisition related expenses, payroll taxes related to stock-based compensation, charitable contributions, restructuring costs, and impairment of long-lived assets.

First is our more mature Communications business, which generated $3.3 billion of revenue in 2022, and includes our voice, messaging, email, video, and account security products. We are the market share leading CPaaS[1] company undergoing a transition from rapid growth to profitable growth. As we return to our roots in Product Led Growth (PLG), we expect to get more efficient while also creating happier customers. It's a win/win. Customer onboarding across the industry has gotten more complicated as global regulatory compliance has increased in complexity. Our focus is on improving the product experience for our customers by simplifying our SKUs and streamlining our contracting structure. This PLG strategy is designed to grow the business with less human intervention – and when humans are involved, such as sales and support, to make that a truly consultative relationship.

Second is our newer Data & Applications business that generated more than $400 million in 2022 revenue. In Data & Applications, it's fundamentally a growth story. These products – Segment, Engage, Flex – are earlier in their life cycles. Our job is to drive these products into leadership positions. Ultimately we want more of our distribution capabilities focused on these solutions, running a solution-selling playbook, and earning higher margins. In mid-2022, we took the first step by dividing our sales team between Communications, Segment, and Flex. As a result, we've been able to apply more and more of our dedicated selling capacity to Data & Applications. This is giving us a greater ability to direct our sales, and therefore our resulting revenue mix, toward these valuable solutions.

** Getting Leaner **

Our biggest asset is our people. That also means that it's our biggest operational expense – thus the hardest, but most necessary place to change our profit trajectory. Between two reductions in force (one in '22, the other in '23), we've reduced our employee footprint by approximately 26% from Q3 of last year. We've eliminated projects that weren't meeting our goals, consolidated some redundant functions, and reduced layers of management.

As part of our cost reductions, we've reduced employee perks as well. While these were certainly nice-to-haves for our employees, most employees show up for work for more fundamental reasons: they love the problems we solve, the customers we solve them for, and the people they get to solve them with. In fact, every time we sit down to define our employee proposition, we come to the same conclusion: people want to **do good work with people they like, and be fairly compensated for it**. So that's what we continue to focus on.

Similarly, we are fully committing to distributed work. While it's nice to have the option of working in a company office, a majority of our employees are now remote. Even those who live by offices were not choosing to use them: most offices had single digit utilization. By closing offices and reducing our expenses there, we can funnel a part of those savings into getting our now distributed teams together in person via travel. That's very important to both "doing good work" and to "with people you like." We are committed to creating a high performing, distributed workforce.

We've also committed to reducing SBC over time, a key enabler to reach GAAP profitability for fiscal year 2027. We are shifting some of our employees' compensation toward more cash. Historically, we have biased our compensation toward equity – creating ownership among our employees. While nobody would eschew ownership, a great number of our employees value the certainty of cash compensation. We feel we can better meet employee needs of income certainty while lowering our SBC expenses. Everybody can win here, but it takes time to transition. Thus, the 2027 goal to fully realize GAAP profitability.

Generally, we've taken a harder look at the ROI of our various investments, and asked whether they're strategically aligned and on the right trajectory. As a result, in 2023, we decided to divest our IoT business. This is an area where I'm incredibly proud of what we've built, and am happy that we'll be landing many of our team members and customers with a company wholly focused on the IoT space, who will carry them and the mission forward once the transaction has closed.

** 2022 Year in Review **

In 2022, we…

- Powered more than 13.9 trillion customer engagement API calls including 1.8 trillion digital interactions in over 180 countries and territories comprising more than 56 billion voice minutes, 146 billion messages, and 1.6 trillion emails.
- Delivered strong revenue of $3.83 billion for the full year, up 35% YoY despite a challenging macro climate. We also grew our active customer accounts from 256,000 to more than 290,000 including brands like BSH Home Appliances Group, Camping World, Gojek, JPMorgan Chase, Toyota Connected, OpenAI, and Vacasa.
- Innovated for our customers! In 2022, we:
    - Added HIPAA support for Twilio Segment and Twilio Flex, allowing healthcare customers in the US to use these two solutions for improving patient experiences.
    - Brought Twilio Engage to General Availability, enabling Segment customers to activate their customer data across channels, including email, messaging, ads, and more.
    - Launched Verify Silent Network Authentication (SNA), enabling zero-user-interaction identity verification across dozens of carriers in 32 countries around the world.
    - Launched Flex Conversations, enabling more fluid sales and service interactions that cross voice, messaging, email channels, and more.
- Routed nearly a billion tasks in Twilio Flex on behalf of customers like StubHub, Wave Mobile Money, and Union Bank of the Philippines.
- Processed nearly 12 trillion Segment API calls for businesses using data to drive more intelligent customer engagement including customers like Discovery Education, EasyHealth, Fender Guitars, MongoDB, and Sanofi.

- Were named a Leader for market share in OMDIA Universe for Customer Engagement Platforms, with the highest position of any vendor on the Customer Experience axis!
- Partnered with more than 15,000 social impact organizations through Twilio.org, who used our customer engagement platform to reach 559 million people worldwide. Through these organizations' efforts, more than 20 billion messages for good were sent using Twilio in 2022.
- Provided $75M in grants, donations, product credits and discounts to social impact customers in 2022 using the 1% of equity previously set aside for impact. This includes $11M in grants and donations to a total of 67 organizations from the Twilio.org Impact Fund.
- Saw Twilio employees dedicate more than 7,600 hours and $1.4M in donations to help build equity and opportunity around the world.
- Were named to Glassdoor's Best Place to Work list, Deloitte Fast 500, and awarded an Honorable Mention from Fast Company's World Changing Ideas.
- Added a Chief Privacy Officer and Chief Digital Officer to the team and Miyuki Suziki to our Board of Directors.

That's a lot for our teams to accomplish in the course of a year. Of course, our teams continued innovating on behalf of our customers, bringing to market several new products that extend our leadership. I wanted to go a bit deeper on a couple of those new solutions.

One that I'm particularly excited about is Segment Unify, which we announced at Signal in 2022. Broadly speaking, there are two kinds of customer data: structured data, typically in a database of some kind, and streaming event data, typically that resides in logs. CDPs historically operated primarily on event data – turning streams of unstructured or semi-structured data into actionable customer profiles. But useful data also exists in databases, and in particular, data warehouses. Previously, companies had viewed these as separate problems, perhaps even bringing in different vendors. But the problem is essentially the same. So last year, we launched Reverse ETL and Profiles in the Warehouse, a collection of features that ultimately unify all data governance and orchestration, whether streaming or in a database, and in any direction. We call this full solution Segment Unify. This means one control plane, one set of governance, one vendor relationship for companies to truly unlock the value in their customer data – no matter where it resides.

Another 2022 innovation I'm excited about is our new Verify Fraud Guard product. Over the last year, we've seen a rise in toll pumping fraud. In this scheme, a bad actor gets paid for SMS traffic that terminates in a carrier somewhere in the world. This bad actor then tries to pump as much SMS traffic to that destination as possible by automating signups or sign in attempts at legitimate websites with a phone number field in their sign up or sign in flow. Our team quickly responded with models that screened 95%+ of the bad traffic attempts, with only a 0.01% false positive rate in 2022. This is the type of value customers get when they use Twilio.

** What to Expect Next **

A CEO is a capital allocator. Fundamentally, I look at the current transition that Twilio, and tech generally, is going through as one of capital *re*allocation. Part of that reallocation is to greater shorter-term profits. But another part of the reallocation is ensuring we're invested in the future. So I want to walk through what to expect from our capital allocations in the short, medium, and long term.

Every great technology company does more than one thing well. Amazon made the jump from consumer retail to enterprise cloud. Microsoft has made multiple jumps over its decades, from operating systems to applications to enterprise to cloud. Oracle made the jump from databases to applications. Imagine if those companies had rested on their laurels. I doubt we'd sit here and look at any of them as the tech giants of our era. These transitions don't happen overnight – they take years of thoughtful execution that, in retrospect, we look at as obviously additive layers.

At the core of these migrations is a company staying close to its customer, and knowing the customer problem well enough to follow the evolution of that problem. A thoughtful and observant platform company observes the problems that customers are solving with their technology – and then follows the customers on their journey.

For Twilio, we see customers adopting our communication channels for different purposes, all in service of building customer relationships. Some customers come to Twilio to power their marketing emails. Some customers use our messaging for notifications. Customers use our voice and messaging products to power service or sales conversations. On the surface, these are all different use cases. But below the surface, these are all moments where companies are trying to further the customer relationship by saying the right thing at the right time.

Yet talking to customers, they realize that orchestration of these communications is sloppy at best. Multiple software systems own a part of the life cycle – marketing automation, contact centers, or sales automation tools. Each system believes it's the source of truth – and despite promises that they can be integrated, it's an uphill battle.

Segment has solved this. Segment reaches into all those systems with a piece of the customer story, pulls the data out, and using sophisticated identity resolution, is able to piece all the bits together into a single golden profile for each customer.

And the amount of data has grown tremendously. It's not just data that sits in databases, it's real-time volumes of data – every click, every scroll, every back button pressed is an important window into the habits of customers. Sophisticated companies can use each one of these data points to tailor our experiences. We do that millions of times a second across billions of profiles.

Customers like FOX Sports have seen tremendous success using Twilio Segment in their properties in the most demanding online event of the year, the Super Bowl. By instrumenting their properties during the game, they built real-time profiles of millions of viewers – and used these profiles to personalize content to win over more customers during their biggest event of the year. As a result, they generated 376% more mobile app visitors – each visitor representing customer relationships taken to the next level because of Segment.

CrossFit uses Twilio Segment to combine offline and online data to build one golden profile of their customers – whether in a gym or using the mobile application. Using our identity resolution graph, they build one profile across disparate and dissimilar systems. That profile allows them to better connect athletes, coaches, and affiliates worldwide to do more: from virtual competition programs to local gym recommendations, ultimately boosting customer satisfaction.

As one of the largest pizza companies in the world, Domino's customer interactions span dozens of digital touch points, but customer data was siloed across teams. With Twilio Engage, Domino's Mexico created a universal view of the customer by identifying categorized cohorts of customers and creating personalized customer journeys based on their behaviors. This universal view decreased customer acquisition costs by up to 65%, while increasing customer loyalty. Domino's also created personalized campaigns with Twilio Engage, increasing return on ad spend by 700%.

Or I love the story of Camping World, a Fortune 500 retailer, that is focused on providing their customers with everything they may need to enjoy the RV lifestyle – from purchasing an RV, to protection on the road and any tools one may need on the journey. The brand has many different digital properties across its businesses and this requires a comprehensive data strategy. Twilio Segment allows them to improve data collection to better understand their customers. Then, Twilio Engage makes it easy for them to act on those data insights to build better customer experiences with personalized omnichannel marketing campaigns. When Segment was implemented Camping World saw a 35% increase in conversion rate and the cost-per-lead decreased 16% on their paid media channels almost immediately.

When companies personalize with first-party data and customer permission, end-users love it. It means websites that are tailored to the user. It means marketing campaigns are actually relevant. It means more efficient contact center interactions. Think about your use of Amazon or Google – when they personalize product recommendations or search results based on who you are and where you live – you believe it's a better product and tend to use it more.

So it's obvious why end-users want this personalization, and why companies want to offer it. For Twilio, it means transforming our future revenue growth from merely powering *more* communications, to powering *more effective* communications. Going from powering *touches* to powering *relationships.*

Powering more effective customer relationships is ultimately what our customers are trying to achieve. Every customer looking to adopt Twilio for communications is actually looking to build a stronger customer relationship across one of those primary use cases in sales, service, marketing or product experience. It's no coincidence that our Data & Applications products align to those use cases and buyers. We are transitioning from selling communications alone, to also selling software that's powered by communications. This transition requires us to understand the root of our customer's challenges, and to match the customer with the Twilio product that best solves their problem. When we do this well, it's better for the customer. But importantly, it's better for us in terms of margin and strategic value.

We've already seen this dynamic playing out at customers like Nike, JPMorgan Chase and Vacasa. There are companies that started by using our communications channels. But as we built the customer relationship, we were able to more deeply solve their problems by cross-selling a solution such as Segment, Engage, or Flex. These are early examples – and now we're working to scale this motion out. Netting all this together, I want to lay out expectations for Twilio over the short, medium, and long term.

** Short Term **

I define the short term as the next 1-2 years. During this time, Twilio is focusing on driving more efficient execution in our Communications business – resulting in substantial growth in operating profit while we continue to grow the top line. Meanwhile, we are investing in the growth of our Data & Applications business, resulting in modest losses that offset a small portion of the efficiency gains in Communications. This is the right capital allocation for where these two businesses are. Net though, we intend to show non-GAAP operating profit for 2023 and beyond. These activities – driving substantial efficiency in Communications, accelerated growth in Data & Applications, and overall non-GAAP operating profitability – are major undertakings. During this time, we'll be focused on enabling more cross-selling and developing more product integrations.

This is a challenging time – to set expectations, I don't expect this to be a linear journey. We'll have wins, and we'll have setbacks. In the current economic climate, customers are looking to save money and they're weary of new investments, as promising as they might be. Twilio's platform can help customers better optimize spend and ultimately drive better ROI in this climate — it's our job to prove that to them. But regardless, we will play through any economic environment – delivering profit for our Communications business and investing in growth of our Data & Applications business.

We also can't ignore the renaissance going on in AI. This is the biggest platform shift in 15 years. Every major platform shift — the PC in the 80's, the Internet in the 90's, or mobile in the 10's, creates new winners and losers. We will be investing in AI capabilities to unlock new ways for customers to use their Segment data to power smarter marketing campaigns in Engage, more productivity in their Flex contact centers, and more effective communications overall.

** Medium to Long Term **

I define the medium term as 3-5 years out. With Communications on a profitable growth path and Data & Applications on a growth path, we will invest in greater bridges between the products and go to market motions. With Segment's customer data, we have an obvious entrée for AI to improve each one of these relationships as well. Through trillions of customer events, we can build models to predict many attributes of our customers' users and of their business. This closed loop makes each one of our solutions more integrated, and more effective, with each other. For our customers, we will be able to uniquely see all of their customer touchpoints, whether web visits or mobile app sessions, purchase details, marketing campaign content, personalization, ads viewed, and more. We can predict which of those acts drives increased lifetime value, and which are contributing to churn. We can provide executive dashboards, showing the end to end health of the customer base as a whole, and who in the organization is driving healthier relationships.

Previously, only tech giants like Facebook and Google could see every one of those customer behaviors, and correlate it to commerce. They monetized it through ads. But with privacy changes afoot, that business model is less and less tenable. Which is tough for Facebook et. al., no doubt. But it also punches a hole in the customer acquisition and retention capabilities of every other company. If the data is to be useful, each company has to wrangle their own first party data.

In the long term, which I define as 5+ years out, this is the opportunity I see ahead for Twilio. We can be the technology layer of every company that helps them truly understand their customers – the glue to bind together all customer-facing functions, activities, and touchpoints. For now, we are laser focused on achieving our short to medium term goals that enable us to reach this exciting long term outcome for our customers, our teams, and our shareholders. I'm excited about the body of work ahead!

** Onward **

My friend Dave Schappell used to sign all of his emails: Onward. I always interpreted the spirit of Onward as this: no matter what's going on today, we look forward. Times are good? Great – appreciate it, and look ahead. Times are rough? We build our way out. But no matter what the email is about – Onward says today is the beginning of what's next. I liked that. So I stole it and I, too, sign most of my emails with "Onward." Thank you, Dave!

Times of transition are tough, but clarifying. We've already taken several substantive steps, and we know what we need to do over the short, medium and long term. Now, let's go do it.

Onward,

-jeffiel

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this letter include, but are not limited to, statements about: our future financial performance, including our expected financial results, our guidance and related commentary; our expectations regarding when we will become profitable on GAAP and non-GAAP bases; our anticipated strategies, business plans and product improvements; our expectations regarding our Communications and Data & Applications business units; our expectations regarding levels of stock-based compensation; our expectations regarding the divestiture of our IoT business; and our expectations regarding the impact of macroeconomic and industry conditions. You should not rely upon forward-looking statements as predictions of future events.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from those described in the forward-looking statements, including those more fully described in our most recent filings with the Securities and Exchange Commission, including our most recent report on Form 10-K, and subsequent reports on Form 10-Q and Form 10-K. Should any of these risks materialize, or should our assumptions prove to be incorrect, actual financial results could differ materially from our projections or those implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment, and new risks and uncertainties may emerge that could have an impact on the forward-looking statements contained in this letter.

Forward-looking statements represent our management's beliefs and assumptions only as of the date such statements are made. We undertake no obligation to update any forward-looking statements made in this letter to reflect events or circumstances after the date of this letter or to reflect new information or the occurrence of unanticipated events, except as required by law.

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TWILIO INC.
101 Spear Street, Fifth Floor
San Francisco, California 94105
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held at 9:00 a.m. Pacific Time on Tuesday, June 13, 2023

Dear Stockholders of Twilio Inc.:

We cordially invite you to attend the 2023 annual meeting of stockholders (the "Annual Meeting") of Twilio Inc., a Delaware corporation, which will be held virtually on **Tuesday, June 13, 2023 at 9:00 a.m. Pacific Time via live audio webcast at www.virtualshareholdermeeting.com/TWLO2023**, for the following purposes, as more fully described in the accompanying proxy statement:



1. To elect the three Class I directors named in the proxy statement to serve until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified;



2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023;



3. To approve, on a non-binding advisory basis, the compensation of our named executive officers; and



4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Annual Meeting will be a virtual meeting held via live audio webcast. We have designed the format of our Annual Meeting to provide stockholders with the same rights and opportunities to vote and participate as they would have at a physical meeting, and to provide a consistent experience to all stockholders regardless of location. You will be able to attend the meeting, vote your shares and submit your questions during the meeting at www.virtualshareholdermeeting.com/TWLO2023. As always, we encourage you to vote your shares prior to the Annual Meeting either via the Internet, by telephone or by mail to help make this meeting format as efficient as possible.

Our board of directors has fixed the close of business on April 17, 2023 as the record date for the Annual Meeting. Only stockholders of record on April 17, 2023 are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon are presented in the accompanying proxy statement.

This proxy statement and our annual report can be accessed directly at www.proxyvote.com. You will be asked to enter the 16-digit control number located on your proxy card.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to submit your vote via the Internet, by telephone or by mail as soon as possible to ensure that your shares are represented. For additional instructions on voting via the Internet, by telephone or by mail, please refer to your proxy card. Voting your shares by proxy prior to the Annual Meeting does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting.

We appreciate your continued support of Twilio.

By order of the board of directors,

Jeff Lawson
Co-Founder, Chief Executive Officer and Board Chair
San Francisco, California
April 26, 2023

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Table of Contents



PROCEDURAL MATTERS	**1**
Questions and Answers About the Proxy Materials and Our Annual Meeting	2
BOARD OF DIRECTORS AND CORPORATE GOVERNANCE	**7**
Board of Directors	7
Nominees for Director	9
Director Independence	14
Board Leadership Structure	14
Board and Committee Meetings	15
Board Committees and Responsibilities	15
Compensation and Talent Management Committee Interlocks and Insider Participation	17
Identifying and Evaluating Director Nominees	18
Minimum Qualifications and Membership on other Boards	18
Stockholder Recommendations and Nominations to the Board of Directors	19
Stockholder and Other Interested Party Communications	19
Corporate Governance Guidelines and Code of Conduct	20
Board Evaluation	20
Our Commitment to Environmental, Social and Governance Matters	20
Risk Management	22
Non-Employee Director Compensation	23
PROPOSAL NO. 1: ELECTION OF DIRECTORS	**27**
PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	**28**
PROPOSAL NO. 3: NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS	**30**
REPORT OF THE AUDIT COMMITTEE	**31**
EXECUTIVE OFFICERS	**32**
EXECUTIVE COMPENSATION	**33**
Compensation Discussion and Analysis	33
Compensation and Talent Management Committee Report	51
EXECUTIVE COMPENSATION TABLES	**52**
Summary Compensation Table	52
Grants of Plan-Based Awards Table	53
Outstanding Equity Awards at Fiscal Year-End Table	54
Option Exercises and Stock Vested Table	56
Employment Agreements or Offer Letters with Named Executive Officers	56
Potential Payments Upon Termination or Change in Control	57

Table of Contents



CEO PAY RATIO   **61**

PAY VERSUS PERFORMANCE   **62**

EQUITY COMPENSATION PLAN INFORMATION   **66**

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT   **67**

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS   **69**

OTHER MATTERS   **70**

    2022 Annual Report and SEC Filings   70

    Forward-Looking Statements   70

APPENDIX A   A-1

* * *



Proxy Statement

FOR 2023 ANNUAL MEETING OF STOCKHOLDERS

Procedural Matters

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2023 annual meeting of stockholders of Twilio Inc., a Delaware corporation (referred to in this proxy statement as "Twilio," the "Company," "we," "us," or "our"), and any postponements, adjournments or continuations thereof (the "Annual Meeting"). The Annual Meeting will be held virtually on **Tuesday, June 13, 2023 at 9:00 a.m. Pacific Time via live audio webcast**. You will be able to attend the virtual Annual Meeting, vote your shares electronically and submit your questions during the live audio webcast of the meeting by visiting www.virtualshareholdermeeting.com/TWLO2023 and entering your 16-digit control number located on your proxy card. The Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our annual report is first being mailed on or about April 26, 2023 to all stockholders entitled to vote at the Annual Meeting.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

How to Vote



By Phone
1-800-690-6903
Vote must be received by 8:59 p.m. Pacific Time, June 12, 2023



By Internet Before the Meeting
www.proxyvote.com
Vote must be received by 8:59 p.m. Pacific Time, June 12, 2023



By Mail
Return your completed proxy card in the prepaid envelope

Vote must be received by 8:59 p.m. Pacific Time, June 12, 2023



By Internet During the Meeting
www.virtualshareholdermeeting.com/TWLO2023

Vote must be submitted before the polls close during the Annual Meeting

Voting Matters and Vote Recommendation

		Board's recommendation	More Information
Management Proposals	1. The election of Charles Bell, Jeffrey Immelt and Erika Rottenberg as Class I directors.	**FOR**	Page 27
	2. The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023.	**FOR**	Page 28
	3. The approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement.	**FOR**	Page 30

Questions and Answers About the Proxy Materials and Our Annual Meeting

What matters am I voting on?

You will be voting on:

- the election of the three Class I directors named in the proxy statement to serve until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified;

- a proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023;

- a proposal to approve, on a non-binding advisory basis, the compensation of our named executive officers; and

- such other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- "**FOR**" the election of Charles Bell, Jeffrey Immelt and Erika Rottenberg as Class I directors;

- "**FOR**" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023; and

- "**FOR**" the approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement.

Who is entitled to vote?

Holders of our Class A common stock and Class B common stock as of the close of business on April 17, 2023, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 175,304,656 shares of our Class A common stock outstanding and 9,617,605 shares of our Class B common stock outstanding. Our Class A common stock and Class B common stock will vote as a single class on all matters described in this proxy statement for which your vote is being solicited. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one vote on each proposal and each share of Class B common stock is entitled to 10 votes on each proposal. Our Class A common stock and Class B common stock are collectively referred to in this proxy statement as our "common stock."

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote by Internet at the Annual Meeting. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock by Internet at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank or other nominee as "street name stockholders."

How many votes are needed for approval of each proposal?

- *Proposal No. 1*: Each director is elected by a plurality of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. "Plurality" means that the nominees who receive the largest number of "For" votes cast are elected as directors. As a result, any shares not voted "For" a particular nominee (whether as a result of a "Withhold" vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "For" or "Withhold" on each of the nominees for election as a director.

- *Proposal No. 2*: The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

- *Proposal No. 3*: The approval, on a non-binding advisory basis, of the compensation of our named executive officers requires a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Since this proposal is an advisory vote, the result will not be binding on our board of directors, our compensation and talent management committee, or the Company. The board of directors and our compensation and talent management committee will consider the outcome of the vote when determining the compensation of our named executive officers.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our second amended and restated bylaws and Delaware law. The presence, virtually or by proxy, of the holders of a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withheld votes and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- by Internet prior to the Annual Meeting at www.proxyvote.com, 24 hours a day, seven days a week, until 8:59 p.m. Pacific Time on June 12, 2023 (have your Notice or proxy card in hand when you visit the website);

- by telephone at 1-800-690-6903, until 8:59 p.m. Pacific Time on June 12, 2023 (have your Notice or proxy card in hand when you call);

- by completing and returning your proxy card by mail prior to 8:59 p.m. Pacific Time on June 12, 2023 (if you received printed proxy materials); or

- by Internet during the Annual Meeting by visiting www.virtualshareholdermeeting.com/TWLO2023 (have your Notice or proxy card in hand when you visit the website).

If you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to direct your broker, bank or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by Internet or telephone. However, the availability of Internet and telephone voting will depend on the voting process of your broker, bank or other nominee. As discussed above, if you are a street name stockholder, you may not vote your shares by Internet at the Annual Meeting unless you obtain a legal proxy from your broker, bank or other nominee.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;

- completing and returning a later-dated proxy card;

- notifying the Corporate Secretary of Twilio Inc., in writing, at 101 Spear Street, Fifth Floor, San Francisco, California 94105; or

- attending and voting by Internet at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

We encourage stockholders to reach out to us by email at legalnotices@twilio.com instead of physical mail to help ensure prompt receipt of any communications related to voting.

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

Why is Twilio holding the meeting virtually?

We are leveraging technology to hold a virtual Annual Meeting that expands convenient access to, and enables participation by, stockholders from any location around the world. We believe the virtual format encourages attendance and participation by a broader group of stockholders, while also reducing the costs and environmental impact associated with an in-person meeting. You will be able to vote and submit your questions during the meeting at www.virtualshareholdermeeting.com/TWLO2023. Our virtual Annual Meeting will be governed by our rules of conduct and procedures, which will be posted at www.virtualshareholdermeeting.com/TWLO2023 on the date of the Annual Meeting. We have designed the format of the virtual Annual Meeting so that stockholders have the same rights and opportunities to vote and participate as they would have at a physical meeting. Stockholders will be able to submit questions online during the meeting, providing our stockholders with the opportunity for meaningful engagement with the Company.

What do I need to be able to attend the Annual Meeting online?

We will be hosting our Annual Meeting via live audio webcast only. If you are a stockholder as of the record date of April 17, 2023 and wish to virtually attend the Annual Meeting, you will need the 16-digit control number located on your Notice of Internet Availability of Proxy Materials or on your proxy card (if you receive a printed copy of the proxy materials). If you are a street name stockholder, you may not vote your shares of our common stock by Internet at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. Instructions on how to participate in the Annual Meeting are also posted online at www.proxyvote.com. The webcast will start at 9:00 a.m. Pacific Time on June 13, 2023. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:45 a.m. Pacific Time, and you should allow ample time for the check-in procedures.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Jeff Lawson, our Co-Founder, Chief Executive Officer and Board Chair, and Dana Wagner, our Chief Legal Officer, Chief Compliance Officer and Corporate Secretary, have been designated as proxy holders by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy instructions, as described above.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the Securities and Exchange Commission ("SEC"), we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 26, 2023 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by email by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact and cost of our annual meetings of stockholders.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank or other nominee holds shares of our common stock on your behalf. In addition, our directors

Procedural Matters

and employees may also solicit proxies in person, by telephone or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you.

Is there a list of registered stockholders entitled to vote at the Annual Meeting?

A list of our stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder of record for any purpose germane to the meeting during the 10-day period immediately prior to the date of the Annual Meeting. For access to the stockholder list, please contact us at legalnotices@twilio.com. In addition, the list of stockholders will also be available to stockholders during the Annual Meeting at www.virtualshareholdermeeting.com/TWLO2023.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will promptly deliver a separate copy of the Notice and, if applicable, our proxy materials, to any stockholder of record at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder of record is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact Broadridge Financial Solutions, Inc. ("Broadridge"):

- by Internet at www.proxyvote.com;
- by telephone at 1-800-579-1639; or
- by email at sendmaterial@proxyvote.com.

Street name stockholders may contact their broker, bank or other nominee to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2024 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 28, 2023. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:


Twilio Inc.
Attention: Corporate Secretary
101 Spear Street, Fifth Floor
San Francisco, California 94105


Our second amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our second amended and restated bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of our board of directors or (iii) properly brought before such meeting by a stockholder of record entitled to vote at such annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our second amended and restated bylaws. To be timely for the 2024 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than February 11, 2024; and

- not later than March 12, 2024.

In the event that we hold the 2024 annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, then, for notice by the stockholder to be timely, it must be received by the Corporate Secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting, or the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Nomination of Director Candidates

Holders of our common stock may propose director candidates for consideration by our nominating and corporate governance committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our Chief Legal Officer at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section titled "Board of Directors and Corporate Governance—Stockholder Recommendations and Nominations to the Board of Directors."

In addition, our second amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our second amended and restated bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our second amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

In addition to satisfying the foregoing requirements under our second amended and restated bylaws, including the earlier notice deadlines set forth above and therein, to comply with the universal proxy rules in connection with our 2024 annual meeting, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide proper written notice that sets forth all of the information required by Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to our Corporate Secretary at the address set forth above.

Availability of Bylaws

A copy of our second amended and restated bylaws is available via the SEC's website at http://www.sec.gov. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Board of Directors and Corporate Governance



Board of Directors

Our business and affairs are managed under the direction of a highly experienced, qualified and diverse board of directors.



Independence — 8 Independent, 1 Non-Independent — 89% Independent

Diversity — 4 Gender/Ethnic Diversity, 5 Non-Diverse — 44% Diverse

Tenure — 2 (9+ Years), 3 (< 4 Years), 4 (4-8 Years) — ~5.9 Years

* Each of the graphics above excludes Mr. Dalzell, who is not standing for re-election at the Annual Meeting.

Our board of directors currently consists of ten directors. Our board of directors will be reduced to nine directors, effective as of the Annual Meeting. All of our board members, other than Mr. Lawson, qualify as "independent" under the listing standards of the New York Stock Exchange (the "NYSE Listing Standards"). Our board of directors is divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring.

The following table sets forth the names, ages as of March 31, 2023, and certain other information for each of the members of our board of directors with terms expiring at the Annual Meeting (who are also nominees for election as a director at the Annual Meeting) and for each of the continuing and non-continuing members of our board of directors. Mr. Bell was appointed to our board of directors on March 28, 2023. Mr. Dalzell is not standing for re-election at the Annual Meeting. His term as a member of our board of directors, including as a member of the committees on which he serves, will end effective as of the Annual Meeting.

	Class	Age	Director Since	Current Term Expires	Expiration of Term for Which Nominated	Independent	Audit Committee	Compensation and Talent Management Committee	Nominating and Corporate Governance Committee
Directors with Terms Expiring at the Annual Meeting/Nominees									
Charles Bell	I	65	2023	2023	2026	✓			
Jeffrey Immelt	I	67	2019	2023	2026	✓		🔵	
Erika Rottenberg	I	60	2016	2023	2026	✓	🔴		🔵
Continuing Directors									
Jeff Lawson	II	45	2008	2024	—				
Byron Deeter	II	48	2010	2024	—	✓			🔴
Donna Dubinsky	III	67	2018	2025	—	✓	🔴		
Jeff Epstein	II	66	2017	2024	—	✓	🔵	🔴	
Deval Patrick	III	66	2021	2025	—	✓			
Miyuki Suzuki	III	62	2022	2025	—	✓		🔴	
Non-Continuing Directors									
Richard Dalzell	I	65	2014	2023	—	✓			🔴

🔵 Committee Chair   🔴 Committee Member   ✓ Lead Independent Director

Board of Directors and Corporate Governance

Board Skills and Experience Matrix

Our board of directors proactively evaluates its composition in the context of our company's evolving business needs and has taken a thoughtful approach to board composition to ensure that our directors have backgrounds that collectively add value to the strategic decisions made by our company and that enable them to provide oversight of management, risk, business operations, and corporate strategy. This has resulted in the addition of three new independent directors to our board of directors since the beginning of 2021. Our board of directors and the nominating and corporate governance committee believe the skills, qualities, attributes, experience and diversity of backgrounds of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our stockholders.

	Bell	Deeter	Dubinsky	Epstein	Immelt	Lawson	Patrick	Rottenberg	Suzuki
Technology and Software Industry — Deep insight in the technology and software industries to oversee our business and the risks we face related to those industries.	✓	✓	✓	✓	✓	✓		✓	✓
Communications Industry — Deep insight in the communications industry to oversee our business and the risks we face related to that industry.		✓	✓			✓			✓
Public Company Board — Experience to understand the dynamics and operation of a public company.		✓	✓	✓	✓	✓	✓	✓	✓
Public Company Executive / Senior Leadership — Experience in senior leadership positions at a public company to analyze, advise and oversee management in decision making, operations and policies.	✓		✓	✓	✓	✓	✓	✓	✓
Finance / Accounting / Audit — Knowledge of financial markets, financing and accounting and financial reporting processes.	✓		✓	✓	✓		✓	✓	
Sales and Marketing — Sales and marketing experience to provide expertise and guidance to grow sales and enhance our brand.			✓		✓	✓			✓
Human Capital / Compensation / Employee Development and Training — Experience attracting and retaining top talent to advise and oversee our people and compensation policies in our competitive environment.	✓		✓		✓		✓	✓	✓
Global Business Operations — Experience and knowledge of global operations, business conditions and culture to advise and oversee our global business.	✓		✓	✓	✓	✓	✓	✓	✓
Risk Management — Experience in risk oversight.	✓			✓	✓	✓	✓	✓	
Regulatory / Government / Public Policy — Experience in governmental and regulatory affairs.	✓		✓		✓		✓	✓	
Cybersecurity / Information Security / Privacy — Expertise to oversee cybersecurity, information security, and privacy management.	✓							✓	✓
Strategy / Business Development / M&A — Experience creating long-term value through investment, acquisitions and growth strategies.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance — Experience in corporate governance, compliance, policy, investor relations and creating long term sustainable value.		✓	✓	✓	✓		✓	✓	✓

Board of Directors and Corporate Governance

Nominees for Director



Charles Bell

Age: 65
Director Since: 2023
Independent

Committees:
None

Other Public Company Boards:
None

Experience:
Mr. Bell has served as a member of our board of directors since March 2023. Since 2021, Mr. Bell has served as Executive Vice President, Security, Compliance, Identity, and Management for Microsoft, Inc. ("Microsoft"), a global software and technology company. From 1998 to 2021, Mr. Bell served in several roles at Amazon.com, Inc. ("Amazon"), an e-commerce and cloud computing company, including as Senior Vice President of Utility Computing from 2016 to 2021, Vice President of Utility Computing from 2005 to 2016, Vice President of eCommerce Platform from 2003 to 2005, and Vice President of Infrastructure from 1998 to 2003. Mr. Bell holds a B.A. in Business Administration, Information Systems Concentration from California State University, Fullerton.

Qualifications:
With his extensive experience in internet information technology, platform software, cloud computing and cybersecurity, including as Executive Vice President, Security, Compliance, Identity and Management at Microsoft, and as the former Senior Vice President of Utility Computing responsible for Amazon Web Services at Amazon, Mr. Bell brings a deep understanding of the technology industry and significant cybersecurity expertise to our board of directors. From his experience in executive leadership roles at multinational companies, Mr. Bell also brings a critical understanding of financial, operational, risk management, and regulatory compliance issues.



Jeffrey Immelt

Age: 67
Director Since: 2019
Independent

Committees:
Compensation and Talent Management (Chair)

Other Current Public Company Boards:
Tuya Inc. (2021-present)
Bright Health Group, Inc. (2020-present)
Bloom Energy Corporation (2019-present)
Desktop Metal, Inc. (2018-present)

Other Public Company Boards in the Past Five Years:
Hennessy Capital Investment Corp. V (2021-2022)

Experience:
Mr. Immelt has served as a member of our board of directors since June 2019. Mr. Immelt is a venture partner of New Enterprise Associates ("NEA"), a venture capital firm, which he joined in 2018. From 2001 to 2017, Mr. Immelt served as Chairman and Chief Executive Officer of General Electric Company ("General Electric"), a multinational conglomerate. Prior to being appointed Chief Executive Officer, Mr. Immelt held several global leadership roles at General Electric from 1982 to 2000. Mr. Immelt serves on the boards of directors of certain of NEA's portfolio companies and previously served as a director of the Federal Reserve Bank of New York, as chairman of the U.S. Presidential Council on Jobs and Competitiveness and as a trustee of Dartmouth College. He holds a B.A in Applied Mathematics from Dartmouth College and an M.B.A. from Harvard University.

Qualifications:
With his extensive experience as a chief executive and director of global businesses, including as the former Chief Executive Officer and Chairman of General Electric, Mr. Immelt brings to our board of directors a deep expertise in global business and financing strategy, as well as insight into managing all aspects of a multinational business, including operations, sales and marketing, human capital management, executive compensation, and global markets. In addition, Mr. Immelt's extensive public company board experience gives Mr. Immelt a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters. As a partner of a venture capital firm, Mr. Immelt also brings knowledge of the current landscape of emerging technologies and companies in our industry.



Erika Rottenberg

Age: 60
Director Since: 2016
Independent

Committees:
Audit
Nominating and Corporate Governance
(Chair)

Other Public Company Boards in the Past Five Years:
Wix.com Ltd. (2015-2020)

Experience:

Ms. Rottenberg has served as a member of our board of directors since June 2016. From March 2022 to September 2022, Ms. Rottenberg served as a Strategic Advisor at the Chan Zuckerberg Initiative, a philanthropic initiative, after having served as its Vice President and General Counsel from 2018 to 2022. From 2008 to 2014, Ms. Rottenberg served as Vice President, General Counsel and Secretary at LinkedIn Corporation ("LinkedIn"), a professional networking company. From 2004 to 2008, Ms. Rottenberg served as Senior Vice President, General Counsel and Secretary at SumTotal Systems, Inc., a talent management enterprise software company. From 1996 to 2002, Ms. Rottenberg served in several roles at Creative Labs, Inc., a computer peripheral and digital entertainment product company, including as Vice President, Strategic Development and General Counsel. From 1993 to 1996, Ms. Rottenberg served as an attorney at Cooley LLP, a law firm. Ms. Rottenberg holds a B.S. in Special and Elementary Education from the State University of New York at Geneseo and a J.D. from the University of California, Berkeley, Boalt Hall School of Law.

Qualifications:

With her extensive experience as an executive and director of private and public technology companies, including as General Counsel of LinkedIn, Ms. Rottenberg brings to our board of directors expertise in corporate governance, risk management oversight, business operations, and legal and compliance matters, including privacy, security and intellectual property. Ms. Rottenberg has a deep understanding of the complex legal, regulatory and corporate governance issues that we face as a global, publicly traded technology company.

Continuing Directors



Byron Deeter

Age: 48
Director Since: 2010
Independent

Committees:
Nominating and Corporate Governance

Other Public Company Boards in the Past Five Years:
SendGrid, Inc. (2012-2019)

Experience:
Mr. Deeter has served as a member of our board of directors since November 2010. Since 2005, Mr. Deeter has served as a partner of Bessemer Venture Partners, a venture capital firm. From 2004 to 2005, Mr. Deeter served as a director at International Business Machines Corporation ("IBM"), a technology and consulting company. From 2000 to 2004, Mr. Deeter served in several roles at Trigo Technologies, Inc., a product information management company, acquired by IBM in 2004, including co-founder, President, Chief Executive Officer and Vice President of Business Development. Mr. Deeter has served and continues to serve on the board of several private companies. Mr. Deeter holds a B.A. in Political Economy from the University of California, Berkeley.

Qualifications:
With his extensive experience as an investor in SaaS and cloud technology companies, including as a partner of Bessemer Venture Partners, Mr. Deeter brings to our board of directors investment and financial expertise and in-depth knowledge of the SaaS and cloud technology industry and emerging companies. Mr. Deeter has a deep understanding of the complex operational issues facing large global companies and a valuable perspective as a director of technology companies.



Donna Dubinsky

Age: 67
Director Since: 2018
Independent

Committees:
Audit

Other Public Company Boards:
None

Experience:
Ms. Dubinsky has served as a member of our board of directors since December 2018. Since 2022, Ms. Dubinsky has served as a Senior Counselor to the U.S. Secretary of Commerce, Gina Raimondo. Since 2005, Ms. Dubinsky has served as the Board Chair of Numenta, Inc. ("Numenta"), a machine intelligence company that she co-founded, and from 2005 to 2022, Ms. Dubinsky served as Numenta's Chief Executive Officer. Ms. Dubinsky also co-founded Handspring, Inc. ("Handspring"), a maker of personal digital assistants, and served as its President and Chief Executive Officer from 1998 to 2003 and as Acting Chief Financial Officer from 2002 to 2003. From 1992 to 1998, Ms. Dubinsky served as President and Chief Executive Officer of Palm Computing, Inc. ("Palm"), one of the first companies to develop and design handheld computers and smartphones. Ms. Dubinsky previously served on the board of Intuit Inc. and Yale University, including two years as Senior Fellow. Ms. Dubinsky holds a B.A. from Yale University and an M.B.A. from Harvard Business School.

Qualifications:
With her extensive experience founding and managing technology companies, including Palm, Handspring, and Numenta, Ms. Dubinsky brings to our board of directors experience as a successful entrepreneur with demonstrated expertise and knowledge in business strategy, innovation, executive leadership growth, an in-depth understanding of the technology landscape and valuable insight on growing a company from a start-up to a publicly traded company.



Jeff Epstein

Age: 66
Director Since: 2017
Independent

Committees:
Audit (Chair)
Compensation and Talent Management

Other Current Public Company Boards:
AvePoint, Inc. (2021-present)
Couchbase, Inc. (2015-present)
Okta, Inc. (2011-present)

Other Public Company Boards in the Past Five Years:
Poshmark, Inc. (2018-2023)
Shutterstock, Inc. (2012-2021)
Booking Holdings (2003-2019)
Global Eagle Entertainment Inc. (2013-2018)

Experience:
Mr. Epstein has served as a member of our board of directors since July 2017. Mr. Epstein is an Operating Partner at Bessemer Venture Partners, a venture capital firm, which he joined in 2011. Prior to Bessemer Venture Partners, Mr. Epstein served as Chief Financial Officer of several public and private companies, including Oracle Corporation ("Oracle"), an enterprise software company, and DoubleClick Inc. ("DoubleClick"), an Internet advertising company, which was acquired by Google LLC. Mr. Epstein holds a B.A. from Yale University and an M.B.A. from Stanford University.

Qualifications:
With his extensive experience as an investor, director and senior financial executive at public and private companies, including as Chief Financial Officer at Oracle and DoubleClick, and as Operating Partner at Bessemer Venture Partners, Mr. Epstein brings to our board of directors in-depth knowledge of the complex accounting, financial and operational issues facing large global companies, with particular expertise in the software industry, and an understanding of accounting principles and financial reporting rules and regulations. In addition, Mr. Epstein's service on several boards of directors and audit committees of other publicly-traded companies give him significant insight into the preparation of financial statements and knowledge of audit procedures as well as risk management oversight.



Jeff Lawson

Age: 45
Director Since: 2008

Committees:
None

Other Public Company Boards:
None

Experience:
Mr. Lawson is one of our founders and has served as our Chief Executive Officer and as a member of our board of directors since April 2008 and as our Board Chair since November 2015. From 2001 to 2008, Mr. Lawson served as founder and Chief Technology Officer of Nine Star, Inc., a multi-channel retailer of equipment and apparel to the action sports industry. From 2004 to 2005, Mr. Lawson served as Technical Product Manager of Amazon.com. In 2000, Mr. Lawson served as Chief Technology Officer of StubHub, Inc. ("StubHub"), an online marketplace for live entertainment events. Mr. Lawson holds a B.S. in Computer Science and Film/Video from the University of Michigan.

Qualifications:
As our co-founder, Chief Executive Officer, Board Chair and one of our larger stockholders, Mr. Lawson has been instrumental in developing our company from a start-up to a large publicly traded company. Mr. Lawson brings to our board of directors a unique and thorough understanding of our technology, business, industry and culture. Additionally, his previous executive positions with other technology companies, including serving as the first Chief Technology Officer at StubHub, provides Mr. Lawson significant leadership, operations and technology experience, as well as important perspectives on innovation, management development and global challenges and opportunities.

Board of Directors and Corporate Governance



Deval Patrick

Age: 66
Director Since: 2021
Independent

Committees:
None

Other Current Public Company Boards:
Cerevel Therapeutics Holdings, Inc. (2021-present)
Toast Inc. (2021-present)
American Well Corporation (2015-2019, 2020-present)

Other Public Company Boards in the Past Five Years:
Environmental Impact Acquisition Corp. (2021-2022)
Global Blood Therapeutics, Inc. (2015-2019, 2020-2022)

Experience:
Mr. Patrick has served as a member of our board of directors since January 2021. Since 2022, Mr. Patrick has served as a professor of the practice of public leadership and as co-director of the Center for Public Leadership at the Harvard Kennedy School. Since 2021, he has also served as a Senior Advisor to Bain Capital LLC ("Bain Capital"), where he previously founded and served as Managing Partner of the Double Impact Fund, a growth equity fund focused on delivering competitive financial returns and positive social impact, from 2015 to 2019. Previously, from 2007 to 2015, Mr. Patrick served as Governor of the Commonwealth of Massachusetts. Mr. Patrick holds an A.B. from Harvard College and a J.D. from Harvard Law School.

Qualifications:
With his extensive experience in leadership roles in both the public and private sectors, including as Governor as the Commonwealth of Massachusetts and as an advisor to Bain Capital, Mr. Patrick brings to our board of directors expertise in leadership, public policy, investment, and the economy. Mr. Patrick also has experience serving on boards of directors of public companies across the biopharmaceutical, healthcare and technology industries, which provides valuable insight into oversight of risk management and regulatory compliance.



Miyuki Suzuki

Age: 62
Director Since: 2022
Independent

Committees:
Compensation and Talent Management

Other Public Company Boards:
Western Digital Corporation (2021-present)

Experience:
Ms. Suzuki has served as a member of our board of directors since August 2022. From 2015 to 2021, Ms. Suzuki served in senior executive roles at Cisco Systems, Inc. ("Cisco"), a networking technology company, including as President, Asia Pacific, Japan and China from 2018 to 2021. From 2011 to 2015, Ms. Suzuki served in several roles at Jetstar Japan Co., Ltd, a low-cost airline, including President and Chief Executive Officer. Prior to that, from 2007 to 2011, Ms. Suzuki served as President and Vice Chairman of KVH Co. Ltd. ("KVH Telecom"), a Japanese telecommunications and IT services company. Prior to that, from 2004 to 2006, Ms. Suzuki served as the Chief Executive Officer of Lexis Nexis Asia Pacific, a legal information company, and from 2002 to 2004, she served as an Executive Vice President and Head of Consumer Business of Japan Telecom Co. Ltd ("Japan Telecom"), which is now part of Softbank Telecommunications. Ms. Suzuki holds an honors degree in History from Oxford University.

Qualifications:
With her extensive experience in management roles at multinational companies in the technology, telecommunication and networking industries, including as a senior executive at Cisco, KVH Telecom and Japan Telecom, Ms. Suzuki brings to our board of directors a critical understanding of our industry and the operational, regulatory and cybersecurity risks and challenges we face. Ms. Suzuki also has deep expertise in global operations and markets as well as experience managing a global workforce, all of which provides our board of directors with a valuable perspective as we continue to expand internationally. As a member of the board of directors of Western Digital, Ms. Suzuki has a valuable understanding of public company governance.

Director Independence

Our Class A common stock is listed on the New York Stock Exchange ("NYSE"). Under the listing standards of the NYSE (the "NYSE Listing Standards"), independent directors must comprise a majority of a listed company's board of directors. In addition, the NYSE Listing Standards require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under the NYSE Listing Standards, a director will only qualify as an "independent director" if, in the opinion of that listed company's board of directors, that director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the NYSE Listing Standards. Compensation and talent management committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the NYSE Listing Standards.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Bell, Dalzell, Deeter, Epstein, Immelt and Patrick, and Mses. Dubinsky, Rottenberg and Suzuki do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the NYSE Listing Standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Certain Relationships and Related Party Transactions."

Board Leadership Structure

We believe that the structure of our board of directors, with Mr. Lawson acting as Chief Executive Officer and Board Chair, Mr. Epstein acting as lead independent director, and all-independent committees that oversee the company's operations, risks, performance, and strategy, provides the most effective governance framework and allows us to benefit from Mr. Lawson's talent, knowledge, and leadership as a co-founder of our company, while maintaining effective independent oversight of management. This structure creates clear accountability and enhances our ability to develop and execute our strategy and communicate our message clearly and consistently to stockholders.

Board Chair

Mr. Lawson, our co-founder and Chief Executive Officer, also serves as our Board Chair. As our co-founder and Chief Executive Officer, Mr. Lawson possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing our company and business, which enables him to effectively and efficiently lead our board of directors, including by identifying strategic priorities, leading critical discussions and executing our business plans. We believe Mr. Lawson's extensive company-specific experience and expertise, together with the outside experience, oversight and expertise of our lead independent director and the independent directors on our committees, allows for differing perspectives and roles regarding strategy development that benefit our stockholders.

Lead Independent Director and Independent Committees

Our amended and restated corporate governance guidelines (our "Corporate Governance Guidelines") provide that one of our independent directors will be appointed as lead independent director when our Chief Executive Officer is our Board Chair. Our board of directors believes that Mr. Epstein, who has served as our lead independent director since December 2017, is a strong and empowered lead independent director who provides an effective independent voice in our leadership structure.

The lead independent director position is a critical aspect of our corporate governance framework. Our board of directors believes that having a lead independent director provides advantages such as enhancing communications and relations among our board of directors, Mr. Lawson and other members of our senior management and assisting our board of directors in reaching a consensus on strategies and policies. In addition to generally serving as a liaison between Mr. Lawson and the independent directors, as outlined in our Corporate Governance Guidelines, the responsibilities of the lead independent director include:

- presiding over and calling separate meetings of the independent directors;
- determining the agenda and serving as chair of meetings of the independent directors;
- reporting to the board chair regarding feedback from executive sessions;

- serving as spokesperson for the company, as requested; and

- performing other duties, as designated by a majority of the independent directors from time to time.

Our independent directors regularly meet in executive sessions led by the lead independent director after meetings of the board of directors and committees, as needed. These executive sessions allow our independent directors to discuss, without management present, our strategy, Chief Executive Officer and other senior management performance and compensation, effectiveness of our board of directors, and other matters.

Only independent directors serve on the audit committee, the nominating and corporate governance committee and the compensation and talent management committee, which we believe provides strong independent leadership and oversight for each of these committees. As a result of the board of directors' committee system, the effectiveness of our lead independent director and the existence of a majority of independent directors, the board of directors believes it maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates, and corporate governance programs.

Board and Committee Meetings

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of ten members. Our board of directors will be reduced to nine directors, effective as of the Annual Meeting.

During 2022, our board of directors held six meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she had been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served, except for Mr. Deeter, who attended 70% of such meetings due to Mr. Deeter being on sabbatical for part of the year.

Although our Corporate Governance Guidelines do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we encourage, but do not require, our directors to attend. All members of our board of directors then serving in such capacity attended our 2022 annual meeting of stockholders.

Board Committees and Responsibilities

Our board of directors has established an audit committee, a compensation and talent management committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members serve on these committees until their resignation or until as otherwise determined by our board of directors. Mr. Bell was appointed to our board of directors on March 28, 2023.

Board of Directors	Independent	Audit Committee	Compensation and Talent Management Committee	Nominating and Corporate Governance Committee
Charles Bell	✓			
Richard Dalzell	✓			● Member
Byron Deeter	✓			● Member
Donna Dubinsky	✓	● Member		
Jeff Epstein	✓	● Chair	● Member	
Jeffrey Immelt	✓		● Chair	
Jeff Lawson				
Deval Patrick	✓			
Erika Rottenberg	✓	● Member		● Chair
Miyuki Suzuki	✓		● Member	

✓ Independent Director ● Committee Member ● Committee Chair

Audit Committee

Our audit committee consists of Mr. Epstein and Mses. Dubinsky and Rottenberg, with Mr. Epstein serving as chair. Each member of our audit committee meets the requirements for independence under the NYSE Listing Standards and SEC rules. Each member of our audit committee also meets the financial literacy and sophistication requirements of the NYSE Listing Standards. In addition, our board of directors has determined that each of Mr. Epstein and Ms. Dubinsky is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act").

No member of our audit committee may simultaneously serve on the audit committee of more than three public companies unless our board of directors determines that such simultaneous service would not impair the ability of such member to effectively serve on our audit committee. Mr. Epstein currently serves on the audit committees of three other public companies. Given Mr. Epstein's extensive experience as a Chief Financial Officer, his proficiency in accounting, and his knowledge of our company, our board of directors has determined that Mr. Epstein's simultaneous service on the audit committees of more than three public companies does not impair his ability to effectively serve on our audit committee. Mr. Epstein attended 100% of the meetings held by our audit committee and board of directors during 2022.

Our audit committee, among other things:

- selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helps to ensure the independence and performance of the independent registered public accounting firm;

- discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent registered public accounting firm, our interim and year-end results of operations;

- develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviews (i) the framework and processes by which management assesses the company's risk profile and risk exposure, (ii) our major risk exposures, including financial, accounting, tax, operational, privacy, information and data security, cybersecurity, competition, legal and regulatory, and (iii) the company's processes to monitor and mitigate such exposures;

- evaluates and discusses with management our risks, controls and procedures related to privacy, cybersecurity and information and technology security and related disclosure;

- reviews related party transactions; and

- approves or, as required, pre-approves, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NYSE Listing Standards. A copy of the charter of our audit committee is available on our website at https://investors.twilio.com.

Our audit committee held nine meetings during 2022.

Compensation and Talent Management Committee

Our compensation and talent management committee consists of Messrs. Immelt and Epstein and Ms. Suzuki (and included Ms. Donio until her resignation from our board of directors and the compensation and talent management committee, effective April 29, 2022, and Mr. Patrick until his resignation from the compensation and talent management committee, effective December 7, 2022), with Mr. Immelt serving as chair. Mr. Immelt succeeded Ms. Donio as chair effective April 29, 2022, in connection with Ms. Donio's resignation. Mr. Epstein and Ms. Suzuki were each appointed to the compensation and talent management committee effective December 7, 2022, in connection with Mr. Patrick's resignation from the committee. Each member of our compensation and talent management committee meets the requirements for independence under the NYSE Listing Standards and SEC rules. Each member of our compensation and talent management committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act ("Rule 16b-3"). Our compensation and talent management committee, among other things:

- reviews, determines, and approves, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

- administers our stock and equity compensation plans;

- reviews and approves, or makes recommendations to our board of directors, regarding incentive compensation and equity compensation plans;

- establishes and reviews general policies relating to compensation and benefits of our employees; and

- reviews and discusses with management our human capital management activities, including, among other things, matters relating to talent management and development, talent acquisition, employee engagement and diversity, equity and inclusion.

Our compensation and talent management committee operates under a written charter that satisfies the applicable rules of the SEC and the NYSE Listing Standards. A copy of the charter of our compensation and talent management committee is available on our website at https://investors.twilio.com.

Our compensation and talent management committee held six meetings during 2022.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Rottenberg and Messrs. Dalzell and Deeter, with Ms. Rottenberg serving as chair. Mr. Dalzell, who will not stand for re-election at the Annual Meeting, will remain a member of the nominating and corporate governance committee until the Annual Meeting. Each member of our nominating and corporate governance committee meets the requirements for independence under the NYSE Listing Standards and SEC rules. Our nominating and corporate governance committee, among other things:

- identifies, evaluates and selects, or makes recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

- considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

- reviews and assesses the adequacy of our corporate governance guidelines and policies and practices and recommends any proposed changes to our board of directors;

- oversees and periodically reviews our environmental, social and governance ("ESG") activities and programs; and

- evaluates the performance of our board of directors and of individual directors.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable NYSE Listing Standards. A copy of the charter of our nominating and corporate governance committee is available on our website at https://investors.twilio.com.

Our nominating and corporate governance committee held four meetings during 2022.

Compensation and Talent Management Committee Interlocks and Insider Participation

During 2022, Mses. Donio and Suzuki (each for a portion of the year) and Messrs. Immelt, Epstein and Patrick (with respect to each of Messrs. Epstein and Patrick, for a portion of the year) served on the compensation and talent management committee. Effective April 29, 2022, Ms. Donio resigned from our board of directors and compensation and talent management committee. Effective December 7, 2022, Mr. Patrick stepped down from the compensation and talent management committee and Mr. Epstein and Ms. Suzuki were each appointed to the compensation and talent management committee. None of the members of our compensation and talent management committee is or has been an officer or employee of our company. None of our executive officers currently serve, or in the past year have served, as a member of the board of directors or compensation and talent management committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation and talent management committee.

Identifying and Evaluating Director Nominees

The board of directors has delegated to the nominating and corporate governance committee the responsibility of identifying suitable candidates for nomination to the board of directors (including candidates to fill any vacancies that may occur) and assessing their qualifications in light of the policies and principles in our corporate governance guidelines and the committee's charter. The nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees, including retaining a third-party search firm from time to time to identify and review candidates for membership on our board of directors. The nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the nominating and corporate governance committee deems to be appropriate in the evaluation process. The nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the board of directors. Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for the board of directors' approval as director nominees for election to the board of directors.

Minimum Qualifications and Membership on other Boards

We have a highly effective and engaged board of directors, and members of our board of directors are expected to prepare for, attend, and participate in all board of directors and applicable committee meetings and are encouraged to attend our annual meetings of stockholders. The board of directors does not believe that explicit limits on the number of other boards of directors on which the directors may serve, or on other activities the directors may pursue, are appropriate. Rather, we believe that our directors' service on other companies' boards enables them to contribute valuable knowledge and perspective to our board of directors. Nonetheless, the board of directors recognizes that carrying out the duties of a director requires a significant commitment of time and attention, and excessive time commitments—whether other board service or otherwise—may interfere with the ability to fulfill our board of director responsibilities. Our Corporate Governance Guidelines require directors to notify the chair of the nominating and corporate governance committee in connection with joining another board and proposed changes to committee memberships on other public company boards. Directors must also regularly update the company regarding other directorships and significant other commitments or positions, so that the potential for conflicts or other factors that may compromise a director's ability to perform their duties may be fully assessed.

Our board of directors has delegated to our nominating and corporate governance committee the responsibility of identifying suitable candidates for nomination to our board of directors (including candidates to fill any vacancies that may occur) and assessing their qualifications in light of the policies and principles in our Corporate Governance Guidelines and the committee's charter. Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees and considers all facts and circumstances that it deems appropriate or advisable. In its identification and evaluation of director candidates, our nominating and corporate governance committee considers the current size and composition of our board of directors and the needs of our board of directors and the respective committees of our board of directors. Some of the qualifications that our nominating and corporate governance committee considers include:

- integrity, judgment and adherence to high personal ethics and character;

- demonstrated achievement and competence in their fields, business acumen, understanding of our business and industry, the ability to offer advice and guidance to our management team, the ability to make significant contributions to our success, and an understanding of the fiduciary responsibilities that are required of a director;

- diversity, including in breadth and quality of experience, personal and professional experience, expertise, culture, race, ethnicity, gender and sexual orientation, including lived experience;

- skills, education and expertise;

- independence and potential conflicts of interest; and

- the scope and breadth of other commitments.

In addition to the above criteria, and although there are no further stated minimum criteria for director nominees, our nominating and corporate governance committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests.

Our nominating and corporate governance committee reviews the totality of the circumstances of each nominee and each board member to assess the ability of such individuals to devote the requisite time to fulfilling the responsibilities of service on our board of directors and applicable committees. Our nominating and corporate governance committee evaluates many factors when assessing the effectiveness and active involvement of each director, including the director's attendance at board and committee meetings, participation and level of engagement during these meetings, the role played by the director on our board of directors, as well as on the other boards, including committee membership and chair designation, and the experience and expertise of the director, including both relevant industry experience and service on other public company boards, which enable the director to serve on multiple boards effectively.

Although our board of directors does not maintain a specific policy with respect to the number of diverse individuals on our board of directors, our board of directors believes that our board of directors should be a diverse body, and our nominating and corporate governance committee endeavors to consider candidates who represent a mix of backgrounds including breadth and quality of experience, personal and professional experience, expertise, culture, race, ethnicity, gender and sexual orientation, including lived experience. In making determinations regarding nominations of directors, our nominating and corporate governance committee takes into account the benefits of diverse viewpoints. Our nominating and corporate governance committee also considers these and other factors as it oversees the annual board of directors and committee evaluations. After completing its review and evaluation of director candidates, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection.

Stockholder Recommendations and Nominations to the Board of Directors

Stockholders may submit recommendations for director candidates to the nominating and corporate governance committee by sending the individual's name and qualifications to our Chief Legal Officer at Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, who will forward all recommendations to the nominating and corporate governance committee. The nominating and corporate governance committee will evaluate any candidates recommended by stockholders against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by directors or management.

Under our second amended and restated bylaws, stockholders may also nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide proper written notice that sets forth all of the information required by our second amended and restated bylaws, as well as the additional information required by Rule 14a-19(b) under the Exchange Act. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our second amended and restated bylaws, as described above under the section titled "Procedural Matters—What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals."

Stockholder and Other Interested Party Communications

Our board of directors provides to every stockholder and any other interested parties the ability to communicate with the board of directors, as a whole, with our non-management directors as a group, and with individual directors on the board of directors through an established process for stockholder communication. For a stockholder communication directed to the board of directors as a whole or to our non-management directors as a group, stockholders and other interested parties may send such communication to our Chief Legal Officer via U.S. Mail or Expedited Delivery Service to: Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, Attn: Chief Legal Officer.

For a stockholder or other interested party communication directed to an individual director, including our non-management directors, in his or her capacity as a member of the board of directors, stockholders and other interested parties may send such communication to the attention of the individual director via U.S. Mail or Expedited Delivery Service to: Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, Attn: [Name of Individual Director].

We encourage stockholders to email any such communications to us at legalnotices@twilio.com to help ensure prompt receipt. Our Chief Legal Officer, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to our Board Chair.

Stockholder Engagement

We have established a robust stockholder engagement program to help us better understand the perspectives of our stockholders. In 2022, in addition to our standard engagement with stockholders throughout the year, including outreach to institutional stockholders representing a majority of our shares outstanding, we conducted meetings with several of our large stockholders, with participation from our management team and certain members of our board of directors, including Ms. Rottenberg, the chair of our nominating and corporate governance committee, and Mr. Immelt, the chair of our compensation and talent management committee, on topics ranging from compensation strategy to ESG matters, including board structure and corporate governance. This feedback was communicated to senior management, our board of directors and the relevant committees for consideration in their decision making.

Corporate Governance Guidelines and Code of Conduct

Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a code of conduct (our "Code of Conduct") that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. A copy of our Corporate Governance Guidelines and Code of Conduct is available on our website at https://investors.twilio.com and may also be obtained without charge by contacting our Corporate Secretary at Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105. We intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in filings under the Exchange Act, as required by the applicable rules and exchange requirements. During 2022, no waivers were granted from any provision of our Code of Conduct.

Board Evaluation

Annually, our nominating and corporate governance committee works with an outside advisor to conduct a comprehensive evaluation of our board of directors, its committees and its individual members. The evaluation aims (i) to find opportunities where our board of directors and committees can improve their performance and effectiveness, (ii) to assess any need to evolve the composition and expertise of our board of directors and (iii) to assure that our board of directors and committees are operating in accordance with our Corporate Governance Guidelines and committee charters. The collection of information is facilitated by an outside advisor to preserve integrity and anonymity of the members of our board of directors and the company's senior executives.

The nominating and corporate governance committee is responsible for designing the evaluation process and establishing the evaluation criteria. During the evaluation process, the outside advisor collects feedback from each director and members of our senior management team, and then the results of the evaluation and any recommendations for improvement are provided to our nominating and corporate governance committee and our board of directors. The board of directors and senior executives of the company review and discuss the evaluation results and any actions to be taken as a result of the discussion. Our board of directors, including our nominating and corporate governance committee, use the results to inform board and committee composition, including considering the attributes and experience that are criteria for membership on our board of directors, and to address the evolving needs of our company.

Our Commitment to Environmental, Social and Governance Matters

As a company, we recognize the impact that a business can have on its surrounding community and environment, and we are committed to being a responsible corporate citizen. We also value our employees and recognize the critical roles that they play in the achievement of our long-term goals and overall success. The following is intended as a summary of some of the steps we are taking to create a safe and inclusive workplace for our employees and to foster positive impact in our communities and for our stakeholders. More information about our ESG efforts can be found in our most recent Impact and DEI Report, available on the Governance section of our website at https://investors.twilio.com. Information referenced on our website does not constitute part of this proxy statement.

Board Oversight of ESG

We are committed to sound governance and oversight of our impact on the surrounding community and environment. Our board of directors has delegated formal oversight of our ESG activities, programs and disclosure to our nominating and corporate governance committee. Members of our nominating and corporate governance committee receive updates from management and consider policy initiatives and actions related to our ESG activities. Our audit committee and compensation and talent management committee also play key roles in risk oversight.

- Our nominating and corporate governance committee has primary responsibility for oversight of our ESG activities, programs and disclosure. Members of our management provide our nominating and corporate governance committee with formal updates on our ESG activities and programs.

- Our audit committee provides oversight of our enterprise risk management framework and processes. Our audit committee also oversees matters related to privacy, cybersecurity and information and technology security, including reviewing the adequacy of the company's policies and processes and internal controls related to those matters.

- Our compensation and talent management committee oversees a range of human capital management activities and disclosure of such matters, including relating to talent acquisition, talent management and development and employee engagement, as well as employee diversity, equity and inclusion.

Environmental

We recognize the impact that companies can have on the environment and we are working to integrate sustainability initiatives into our business practices, including the evaluation of energy conservation initiatives and renewable energy purchases that can help reduce greenhouse emissions. Our goal is to limit our impact on climate change and to carry out our business activities in a sustainable manner. As a business that is conducted largely online, our carbon footprint may be smaller than those of manufacturing or other businesses, but we still strive to limit our impact on climate change. We measure our carbon footprint and in 2022 submitted a proposal to the Science Based Targets Initiative for a greenhouse gas reduction target. Additionally, we are monitoring our water usage and creating a systematic global approach to responsibly dispose of our electronic waste, including through participation in vendor buy-back programs or e-cycling. Finally, we are fostering the promotion of conservation by recycling, composting, and source reduction in all of our offices globally.

Social Impact of Product Portfolio

As a company, we have long been inspired by the imagination of developers tackling complex social problems. Twilio.org, the social impact arm of our company (and not a separate legal entity), provides nonprofits with digital technology at a reduced rate and offers grant funding to help these organizations scale their missions. Whether it is fueling the technology behind crisis hotlines, building video applications that connect teachers and students for distance learning, or using our voice and SMS products to organize underrepresented communities to vote, our nonprofit partners are creating impact at scale through communication. In 2022, more than 15,000 social impact organizations leveraged Twilio products and funding to reach over 559 million people worldwide.

Community Involvement and Philanthropy

We believe communications play a critical role in solving some of the world's toughest social challenges. Nonprofits are meeting the increased demand for their support through communication technology, and in doing so are helping more individuals build long-term wellbeing and helping communities recover from humanitarian crises.

Through Twilio.org, we donate and sell our products at a reduced rate to nonprofits and offer grant funding to help scale these organizations' missions. In 2015, we reserved 1% of our common stock to fund Twilio.org. As of December 31, 2022, 530,449 shares of our Class A common stock were set aside to fund Twilio.org.

In addition to supporting organizations through our technology, we engage our employees through year-round volunteering opportunities, paid volunteer time off, and skills-based activities that leverage our employees' unique skills. One form of employee volunteering is the WePledge 1% program that Twilio.org launched in 2019. WePledge 1% is our volunteer impact and giving program in which employees voluntarily pledge to give 1% of their own time, income, or equity (or a combination) to causes that resonate with them. In 2022, our employees volunteered over 7,600 hours through our WePledge 1% program.

Compliance and Ethics

Our culture of integrity starts with our Corporate Governance Guidelines and Code of Conduct, and includes efforts in risk assessment, development of policies, procedures, training, auditing, monitoring, investigations, and remediation of potential compliance matters. We have also implemented mandatory anti-harassment, anti-corruption and anti-bribery training as well as more targeted compliance training aimed at addressing the compliance risks of specific roles and business functions.

Furthermore, in order to promote a high standard of ethical and professional conduct within our company, we have engaged with an impartial third party to administer an ethics reporting hotline where, as permitted by law, employees, contractors, customers and vendors may address any issues on a confidential and anonymous basis. Employees may choose the method with which they are most comfortable to discuss any issues or complaints, whether it is through their manager, our human resources partners, or the reporting hotline. In addition, our Code of Conduct applies to all of our employees, including our officers and board of directors. Violations of the Code of Conduct may result in disciplinary action, up to and including termination of employment.

Customer Protection, Data Privacy and Data Security

We are committed to protecting the privacy and data of our customers and users. We have implemented policies and procedures that facilitate compliance with applicable privacy laws, including the California Consumer Privacy Act and the General Data Protection Regulation ("GDPR"), and work to use privacy by design in our review and building processes. For example, in 2016, even before GDPR became effective, we started the process of putting in place our own Binding Corporate Rules ("BCRs")—considered one of the highest global standards for data protection that a company can have. Our BCRs codify our guiding principles and approach to compliance with data protection laws when processing personal information.

In addition to working to maintain data privacy and security, we have proactively taken steps to provide increased visibility to the Twilio community around government requests received for customer information by municipal, state, provincial and federal governments globally. We do this by publishing semi-annual transparency reports. Our transparency reports document the total volume of government requests for information received by us, how we responded to the requests, and how often we notified users of the requests.

Furthermore, we train employees on policies and procedures for secure data handling and use physical and procedural safeguards to help keep our facilities and equipment secure. All of our employees and contractors are required to complete data privacy and cybersecurity training every year.

Diversity, Equity and Inclusion

We remain committed to diversity, equity and inclusion ("DEI") principles across our business. We publish our gender and ethnic diversity data in our Impact and DEI Report, which is available on the Governance section of our website at https://investors.twilio.com.

In 2022, we successfully expanded our voluntary self-identification campaign so that employees outside of the United States can now share how they identify in various categories, giving us a better understanding of our employees to facilitate our DEI initiatives and to allow us to be more intentional in how we support underrepresented communities. We also continue to support numerous employee resource groups, internal programming opportunities, and events related to our DEI values. Additionally, we focus on pay parity, such that employees with the same job and location are paid fairly relative to one another.

Risk Management

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, cybersecurity, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day oversight and management of risks we face, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In addition, every employee is required to complete data privacy, cybersecurity and code of conduct training upon joining the company and each year thereafter. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed. As part of this approach, our board considers both the materiality of a risk and its immediacy in making strategic decisions and helping management to prioritize resources.

Our board of directors believes that open communication between management and our board of directors is essential for effective risk management and oversight. Our board of directors meets with our Chief Executive Officer and other members of the senior management team at quarterly meetings of our board of directors, where, among other topics, they discuss strategy and risks facing our company, as well as such other times as they deem appropriate.

While our board of directors is ultimately responsible for risk oversight, our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk. Our audit committee assists with risk oversight in the areas of internal control over financial reporting and disclosure controls and procedures, cybersecurity and information and technology security, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. On a quarterly basis, members of our management team update the audit committee on the status of key risks impacting our company. Our audit committee also reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. Our audit committee also monitors certain key risks on a regular basis throughout the year, such as risk associated with internal control over financial reporting and liquidity risk and risks related to privacy, cybersecurity and information and technology security. Our nominating and corporate governance committee assists with risk oversight responsibilities associated with board organization, membership and structure, and corporate governance. Our compensation and talent management committee assesses risks created by the incentives inherent in our compensation programs, policies and practices and those related to human capital management issues. These committees provide regular reports on our risk management efforts to the full board of directors.

Our full board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions, and our board of directors and committees also engage outside advisors and experts from time to time to assist in understanding threats, trends, and our risk environment in general. Our board of directors believes its current leadership structure supports its risk oversight function.

Non-Employee Director Compensation

Non-Employee Director Compensation Policy

We have adopted a compensation policy for our non-employee directors (as amended and restated from time to time, the "Non-Employee Director Compensation Policy") to attract, retain and award these individuals and align their long-term interests with those of our company and our stockholders. Our non-employee directors are paid in the form of restricted stock units ("RSUs") only and do not receive cash compensation. Employee directors receive no additional compensation for their service as a director.

Decisions regarding the Non-Employee Director Compensation Policy are approved by our board of directors based on recommendations from our compensation and talent management committee. Our compensation and talent management committee conducts an annual evaluation of the design and competitiveness of our Non-Employee Director Compensation Policy in light of best practices, market trends and a competitive market analysis of data for our compensation peer group prepared by its compensation consultant, and makes appropriate recommendations to our board of directors with respect to the compensation of our non-employee directors.

During 2022, our compensation and talent management committee engaged Compensia, Inc. ("Compensia"), a national compensation consulting firm, as its independent compensation consultant to advise on, among other things, non-employee director compensation matters. In doing so, our compensation and talent management committee reviewed and considered a peer group compensation data analysis prepared by Compensia to understand market non-employee director compensation practices. Following a review and consideration of market data, our compensation and talent management committee recommended to our board of directors, and our board of directors approved, that non-employee director compensation would continue to be paid solely in the form of RSUs and that the annual equity retainer for the lead independent director would increase from $23,000 to $30,000 and the annual equity retainer for all non-employee members of the board of directors would increase from $40,000 to $45,000.

For purposes of the amounts described in this section, the values are calculated as set forth in the Non-Employee Director Compensation Policy. For the aggregate grant date fair value of the RSUs awarded to the non-employee directors in 2022, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), please see "2022 Non-Employee Director Compensation Table" below.

Annual Equity Grant and Annual Equity Retainer

For 2022, our non-employee directors received compensation in the form of RSUs only. Pursuant to our Non-Employee Director Compensation Policy, each non-employee director who continues as a member of our board of directors following each annual meeting of stockholders receives a grant of RSUs having a value of $250,000 (the "Annual Equity Grant").

Each non-employee director also receives an annual equity retainer for board and committee membership, the values of which are as set forth below. The aggregate amount that each non-employee director receives for such director's membership on our board of directors, as a member and/or chair of a committee, and/or as the lead independent director, is referred to as the "Annual Equity Retainer".

Annual Equity Retainer for Board Membership (the "Annual Board Retainer")	$45,000
Additional Annual Equity Retainer for Lead Independent Director	$30,000

Additional Annual Equity Retainer for Committee Membership:	Chair Retainer	Member Retainer
Audit Committee	$26,000	$13,000
Compensation and Talent Management Committee	$20,000	$10,000
Nominating and Corporate Governance Committee	$12,000	$ 6,000

The Annual Equity Grant and Annual Equity Retainer are granted in four quarterly installments over the course of the year that commences on the date of each annual meeting of stockholders, with such grants to be made on each September 15, December 15, March 15, and the earlier of (i) June 15 or (ii) the day that is immediately prior to the next subsequent annual meeting of stockholders (each such date, a "Quarterly Date," and each such grant, a "Quarterly Grant"). The value of each Quarterly Grant is equal to the value of the portion of the Annual Equity Retainer and Annual Equity Grant applicable to the period beginning on the day after the immediately preceding Quarterly Date and ending on the then-current Quarterly Date (the "Quarterly Period"), based on the board and committee roles held by the non-employee director during such Quarterly Period. The number of RSUs granted for each Quarterly Grant is determined by dividing the applicable values by the average closing market price on the New York Stock Exchange of one share of our Class A common stock over the trailing 30-day period ending five business days before the effective date of the applicable grant. Each Quarterly Grant is fully vested upon the date of grant.

Initial Equity Grants

Our Non-Employee Director Compensation Policy during 2022 provided that, upon initial election to our board of directors, each non-employee director would be granted RSUs having a value of $575,000 (the "Initial Equity Grant"). The Initial Equity Grant vests in equal annual installments over three years, subject to continued service as a director through the applicable vesting dates; provided, however, that if a non-employee director is elected on a date other than at the annual meeting of stockholders, one-third of such value is pro-rated by the amount of time between such election and the next annual meeting of stockholders and such pro-rated portion vests on the day prior to the next annual meeting of stockholders (the "Initial Vesting Date"), with the other two-thirds vesting annually on the one and two-year anniversaries of the Initial Vesting Date over the following two years following such Initial Vesting Date.

During 2022, the number of RSUs for the Initial Equity Grant was determined by dividing the applicable value by the average closing market price on the New York Stock Exchange of one share of our Class A common stock over the trailing 30-day period ending five business days before the effective date of the grant.

Other Non-Employee Director Compensation Terms

Awards granted under our Non-Employee Director Compensation Policy are subject to full accelerated vesting upon a "sale event," as defined in our 2016 Stock Option and Incentive Plan (as amended and restated, the "2016 Plan").

Our Non-Employee Director Compensation Policy also provides that, pursuant to the 2016 Plan, the aggregate amount of compensation, including both equity compensation and cash compensation but excluding expense reimbursement, paid to any non-employee director in a calendar year will not exceed $750,000 (or such other limit as may be set forth in the 2016 Plan or any similar provision of a successor plan).

We also reimburse all reasonable out-of-pocket expenses incurred by our non-employee directors for their attendance at meetings of our board of directors or any committee thereof.

Non-Employee Directors' Deferred Compensation Program

In July 2017, we implemented a Non-Employee Directors' Deferred Compensation Program to offer our non-employee directors the ability to defer the receipt of any RSUs granted to them from Initial Equity Grants or Annual Equity Grants under the 2016 Plan. In advance of an award of RSUs and in compliance with the program's requirements, a non-employee director may elect to defer the receipt of all of his or her RSUs until the earliest of (i) 90 days after such non-employee director ceases to serve as a member of our board of directors; (ii) the consummation of a "sale event"; or (iii) 90 days after the non-employee director's death (such earliest date, the "Payment Event"). Upon the vesting of the RSUs, any amounts that would otherwise have been paid in shares of our Class A common stock will be converted into deferred stock units ("DSUs") on a one-to-one basis and credited to the non-employee director's deferral account. The DSUs will be paid in shares of our Class A common stock on a one-to-one basis in a single lump sum (and will cease to be held in the non-employee director's deferred account) as soon as practicable following the Payment Event.

Death Equity Acceleration Policy

See "Executive Compensation—Other Compensation Policies and Practices—Death Equity Acceleration Policy" for a discussion of the treatment of equity awards upon the termination due to death of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries.

Stock Ownership Policy

In April 2018, we adopted a stock ownership policy for our non-employee directors, which was amended and restated in September 2020 and March 2022. Our stock ownership policy (as amended, the "Stock Ownership Policy"), requires our non-employee directors to acquire and hold a number of shares of our common stock equal in value to five times (increased from four times in March 2022) the Annual Board Retainer (as then in-effect). We only count directly and beneficially owned shares, including shares underlying vested RSUs or DSUs. We do not count shares underlying vested and unexercised in-the-money stock options. Each non-employee director has five years from the later of his or her initial election to the board of directors or from the effective date of the Stock Ownership Policy to attain the required ownership level. As of December 31, 2022, all of our non-employee directors are in compliance with our Stock Ownership Policy or are within the five-year phase in period.

2022 Non-Employee Director Compensation Table

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors in 2022, all of which were paid solely in RSUs. Mr. Lawson, who is our Chief Executive Officer, did not receive any additional compensation for his service as a director. Ms. Donio, who is our current President, Twilio Data & Applications, earned compensation as a non-employee director until she resigned as a director and was appointed as an executive officer in May 2022. The compensation received by each of Mr. Lawson, as a named executive officer, and Ms. Donio, as a non-employee director and named executive officer, is presented in "Executive Compensation—Summary Compensation Table."

Name	Stock awards ($)[1][2]	Total ($)
Richard Dalzell	268,434	268,434
Byron Deeter	268,434	268,434
Donna Dubinsky	274,687	274,687
Jeff Epstein	310,648	310,648
Jeffrey Immelt	279,007	279,007
Deval Patrick	271,757	271,757
Erika Rottenberg	285,358	285,358
Miyuki Suzuki[3]	732,381	732,381

(1) Stock awards consist solely of RSUs. Annual Equity Grants and Annual Equity Retainers vest immediately upon grant. Initial Equity Grants vest in equal annual installments over three years, subject to any pro-ration as described above. The amounts reported in this column represent the aggregate grant date fair value of the RSUs awarded to the non-employee directors in 2022, calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 27, 2023. Each of Ms. Dubinsky and Messrs. Epstein and Patrick elected to defer a portion of the RSUs issued pursuant to each of their Quarterly Grants.

(2) As of December 31, 2022, the non-employee directors who served on our board of directors during 2022 had the following outstanding equity awards: Mr. Dalzell held an option to purchase 76,500 shares of our Class B common stock; Mr. Patrick held 845 RSUs; and Ms. Suzuki held 6,354 RSUs.

(3) Ms. Suzuki was appointed to our board of directors on August 4, 2022 and received an Initial Equity Grant of 6,354 RSUs.

Board of Directors and Corporate Governance



The following table sets forth the aggregate number of DSUs accumulated in each director's deferral account as of December 31, 2022 from deferrals of RSUs granted to them.

Name	Accumulated DSUs
Donna Dubinsky	3,781
Jeff Epstein	23,082
Deval Patrick	3,740

Proposal No. 1
Election of Directors



Our board of directors is currently composed of ten members. Richard Dalzell previously informed our board of directors of his intent to not stand for reelection at the Annual Meeting. Accordingly, Mr. Dalzell's service as a member of our board of directors will end as of the Annual Meeting, at which time our board of directors will be reduced to nine members. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes of directors. At the Annual Meeting, three Class I directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Each director's term continues until the election and qualification of his or her successor, or such director's earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in the control of our company.

Nominees

Our nominating and corporate governance committee has recommended, and our board of directors has approved, Charles Bell, Jeffrey Immelt and Erika Rottenberg as nominees for election as Class I directors at the Annual Meeting. If elected, each of Messrs. Bell and Immelt and Ms. Rottenberg will serve as Class I directors until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified. Each of the nominees is currently a director of our company. Mr. Bell is standing for election by stockholders for the first time and was recommended for consideration as a director to the nominating and corporate governance committee by our independent directors. For information concerning the nominees, please see the section titled "Board of Directors and Corporate Governance."

If you are a stockholder of record and you do not vote your shares or do not specify your voting instructions with respect to the voting of directors, your shares will be voted "FOR" the election of Messrs. Bell and Immelt and Ms. Rottenberg. We expect that Messrs. Bell and Immelt and Ms. Rottenberg will each accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our board of directors to fill such vacancy. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

Each director is elected by a plurality of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. "Withhold" votes and broker non-votes will have no effect on this proposal. See "Procedural Matters—How many votes are needed for approval of each proposal?" for further information.

> **The Board of Directors recommends a vote "FOR" each of the nominees named above.**

Proposal No. 2
Ratification of Appointment of Independent Registered Public Accounting Firm



Our audit committee has appointed KPMG LLP ("KPMG"), an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2023. During our fiscal year ended December 31, 2022, KPMG served as our independent registered public accounting firm.

Notwithstanding the appointment of KPMG, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our company and our stockholders. At the Annual Meeting, our stockholders are being asked to ratify the appointment of KPMG as our independent registered public accounting firm for our fiscal year ending December 31, 2023. Our audit committee is submitting the appointment of KPMG to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. However, neither our second amended and restated bylaws nor other governing documents or law require stockholder ratification of the selection of KPMG as our independent registered public accounting firm. Representatives of KPMG will be present at the Annual Meeting, and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

If our stockholders do not ratify the appointment of KPMG, our audit committee may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our company by KPMG for our fiscal years ended December 31, 2021 and 2022.

	2021	2022
	(in thousands)	
Audit Fees[1]	$4,105	$3,836
Audit-Related Fees[2]	1,261	311
Tax Fees[3]	31	40
All Other Fees	—	—
Total Fees	$5,397	$4,187

(1) Audit Fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years, and the review of the financial statements included in our quarterly reports. Fees for fiscal year 2022 and 2021 also consisted of fees related to SEC registration statements and other filings and comfort letters and consents. Fees for fiscal year 2022 also included work related to our equity method investment, impairment of long-lived assets, legacy system testwork and statutory audit of one of our international subsidiaries. Fees for fiscal year 2021 also included work related to the intra-entity asset transfer of certain intellectual property rights, acquisitions and our follow-on securities offerings.

(2) Audit-Related Fees consist of professional services rendered in connection with the due diligence of transactions or events, including acquisitions and equity method investment, and enterprise resource planning implementation.

(3) Tax Fees consist of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance.

Auditor Independence

In our fiscal year ended December 31, 2022, there were no other professional services provided by KPMG, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of KPMG.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our audit committee is required to pre-approve all audit, internal control-related services and permissible non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services provided by KPMG for our fiscal years ended December 31, 2021 and 2022 were pre-approved by our audit committee and were compatible with maintaining KPMG's independence.

Proposal No. 2



Vote Required

The ratification of the appointment of KPMG as our independent registered public accounting firm for our fiscal year ending December 31, 2023 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm.

Proposal No. 3
Non-Binding Advisory Vote to Approve the Compensation of our Named Executive Officers



Pursuant to Section 14A of the Exchange Act, we are asking our stockholders to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our compensation and talent management committee, or our board of directors. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which our compensation and talent management committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our compensation and talent management committee value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our named executive officers as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote and consider our stockholders' concerns, and our compensation and talent management committee will evaluate whether any actions are necessary to address those concerns.

As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," our compensation programs are designed to effectively align the interests of our named executive officers with the interests of our stockholders by focusing on long-term incentives that correlate with the growth of sustainable long-term value for our stockholders. Stockholders are urged to read the section titled "Executive Compensation" and, in particular, the section titled "Executive Compensation—Compensation Discussion and Analysis" in this proxy statement, which discusses how our executive compensation program policies and practices implement our compensation philosophy and contains tabular information and narrative discussion about the compensation of our named executive officers. Our board of directors and our compensation and talent management committee believe that these policies and practices are effective in implementing our compensation philosophy and in achieving our compensation program goals.

Accordingly, we are asking our stockholders to vote on the following resolution at the Annual Meeting:

> RESOLVED, that the stockholders hereby approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the Company's proxy statement for the 2023 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussions that accompany the compensation tables.

Vote Required

The approval of this advisory non-binding proposal requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote "against" this proposal, and broker non-votes will have no effect.

> **The Board of Directors recommends a vote "FOR" the approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement.**

Report of the Audit Committee



The audit committee is a committee of the board of directors composed solely of independent directors as required by the listing standards of the New York Stock Exchange and rules of the Securities and Exchange Commission ("SEC"). The audit committee operates under a written charter approved by our board of directors, which is available on our website at https://investors.twilio.com. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The audit committee reviews and assesses the audit committee's performance and the adequacy of its charter on an annual basis.

With respect to our financial reporting process, our management is responsible for (1) establishing and maintaining internal controls and (2) preparing our consolidated financial statements. Our independent registered public accounting firm, KPMG LLP ("KPMG"), is responsible for performing an independent audit of our consolidated financial statements and our internal control over financing reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and to issue a report thereon. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare our financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2022 and management's report on internal control over financial reporting with management and KPMG;

- discussed with KPMG the matters required to be discussed by the statement on Auditing Standards No. 1301, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), and as adopted by the PCAOB in Rule 3200T; and

- received the written disclosures and the letter from KPMG required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence and has discussed with KPMG its independence.

Based on the audit committee's review and discussions with management and KPMG, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Respectfully submitted by the audit committee of the board of directors:

Jeff Epstein (Chair)
Donna Dubinsky
Erika Rottenberg

This report of the audit committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Executive Officers



The following table identifies certain information about our executive officers as of March 31, 2023. Our executive officers are appointed by, and serve at the discretion of, our board of directors and hold office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Jeff Lawson	45	Co-Founder, Chief Executive Officer and Board Chair
Khozema Shipchandler	49	President, Twilio Communications[1]
Elena Donio	53	President, Twilio Data & Applications[2]
Dana Wagner	47	Chief Legal Officer, Chief Compliance Officer and Corporate Secretary
Aidan Viggiano	44	Chief Financial Officer[3]

(1)   Mr. Shipchandler served as our Chief Operating Officer from October 27, 2021 to March 1, 2023, at which time he became President, Twilio Communications.

(2)   Ms. Donio served as our President of Revenue from May 4, 2022 to March 1, 2023, at which time she became President, Twilio Data & Applications.

(3)   Ms. Viggiano was appointed as our Chief Financial Officer effective March 1, 2023.

Jeff Lawson. See the section titled "Board of Directors and Corporate Governance—Directors—Continuing Directors" for Mr. Lawson's biographical information.

Khozema Shipchandler. Mr. Shipchandler has served as our President, Twilio Communications since March 2023. Previously, Mr. Shipchandler served as our Chief Operating Officer from 2021 to 2023 and our Chief Financial Officer from 2018 to 2021. From 2015 to 2018, Mr. Shipchandler served as Chief Financial Officer and Executive Vice President of Corporate Development at GE Digital, an operational technology and infrastructure software company that is a division of General Electric. From 1996 to 2015, Mr. Shipchandler served in various executive roles at General Electric, including as Chief Financial Officer, Middle East, North Africa and Turkey from 2011 to 2013. Mr. Shipchandler holds a B.A. in English and Biology from Indiana University Bloomington.

Elena Donio. Ms. Donio has served as our President, Twilio Data & Applications since March 2023. Previously, Ms. Donio served as our President of Revenue from 2022 to 2023 and as a member of our board of directors from 2016 to 2022. From 2016 to 2020, Ms. Donio served as Chief Executive Officer at Axiom Global, a leading provider of tech-enabled legal services. From 1998 to 2016, Ms. Donio served in several roles at Concur Technologies, Inc. (acquired by SAP SE in 2014), a business travel and expense management software company, including as President, Executive Vice President and General Manager of Worldwide Small and Mid-Sized Businesses. From 1995 to 1997, Ms. Donio served as Senior Manager at Deloitte Consulting LLP, a professional services firm. From 1992 to 1995, Ms. Donio served as Senior Consultant at Andersen Consulting LLP, a business consulting firm. Ms. Donio holds a B.A. in Economics from the University of California, San Diego.

Dana Wagner. Mr. Wagner has served as our Chief Legal Officer, Chief Compliance Officer and Corporate Secretary since December 2021. From 2018 to 2021, Mr. Wagner served as the Chief Legal Officer of Impossible Foods Inc., a company that develops plant-based substitutes for meat products. From 2018 to 2020, he was an Adjunct Professor at Northwestern University, and he has taught and lectured at Berkeley Law periodically since 2019. From 2011 to 2016, Mr. Wagner served as General Counsel of Square, Inc. (now Block, Inc.), a financial technology company. From 2007 to 2011, Mr. Wagner served in various positions at Google Inc., a multinational technology company, where he oversaw the antitrust and competition legal practice, and prior to 2007, he held various positions in the U.S. Department of Justice. Mr. Wagner holds a B.A. in Comparative Literature and Economics from the University of California, Berkeley, and a J.D. from Yale Law School.

Aidan Viggiano. Ms. Viggiano has served as our Chief Financial Officer since March 2023. Previously, Ms. Viggiano served as our Senior Vice President of Finance from 2021 to 2023 and as our Vice President of Corporate Finance from 2019 to 2021. From 2003 until 2019, Ms. Viggiano served in a variety of finance leadership positions at General Electric, including, most recently, in Investor Relations from 2018 to 2019, and as Chief of Staff to the Chief Financial Officer from 2012 until 2017. Ms. Viggiano holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation program for our named executive officers. During 2022, these individuals were:

- **Jeff Lawson**, Co-Founder, Chief Executive Officer and Board Chair

- **Khozema Shipchandler**, Chief Operating Officer[1]

- **Elena Donio**, President of Revenue[2]

- **Eyal Manor**, Chief Product Officer[3]

- **Dana Wagner**, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

[1] Mr. Shipchandler served as our Chief Operating Officer from October 27, 2021 to March 1, 2023, at which time he became President, Twilio Communications.

[2] Ms. Donio served as our President of Revenue from May 4, 2022 to March 1, 2023, at which time she became President, Twilio Data & Applications.

[3] Mr. Manor resigned as Chief Product Officer effective February 28, 2023.

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during 2022. It also provides an overview of our executive compensation philosophy and objectives. Finally, it discusses how our compensation and talent management committee arrived at the specific compensation decisions for our executive officers, including our named executive officers, for 2022, including the key factors that our compensation and talent management committee considered in determining their compensation.

Executive Summary

Business Overview

We enable businesses of all sizes and across numerous industries to revolutionize how they engage with their customers. Our leading customer engagement platform comprises a suite of flexible software and communications solutions that allow businesses to deliver seamless, trusted and engaging customer experiences at scale. We have seen escalating enthusiasm for our offerings as businesses have increasingly prioritized delivering, and their customers have increasingly come to expect personalized experiences through digital communication channels. Such experiences require businesses to understand their customers on a deep level, with a comprehensive view of their customers across multiple digital touchpoints, that reveals what their needs are and which communications methods they prefer. Our platform, which uniquely combines our highly customizable communications APIs with leading customer data management capabilities, allows businesses to break down data silos and build a comprehensive single source for their customer data organized into unique profiles and easily accessible by all of their business teams.

Our customer engagement platform empowers businesses to create the tailored solutions needed to engage their customers at every step of the customer journey through real-time, relevant, personalized communications over the customers' preferred communication channels. With our platform, businesses can personalize every transaction with real-time data, build lasting loyalty, reduce customer acquisition costs and increase customer lifetime value. Our customized software products are designed to address specific use cases, including our customer data platform, virtual contact centers, personalized yet scalable marketing campaigns and advanced account security systems. Our leading communications solutions, including our APIs, are highly customizable and enable developers to embed numerous forms of voice, messaging, and email interactions into their customer-facing applications. Our platform is designed to support all of the most important ways people communicate through technology and our global infrastructure is capable of supporting virtually any business at scale.

Executive Compensation

2023 Reorganization and Executive Transitions

In February 2023 we announced that, moving forward, we will operate as two separate business units: Twilio Communications and Twilio Data & Applications (the "2023 Reorganization"). We believe that this strategic realignment will enable us to better execute on the key priorities for each side of our business—driving efficiencies for Communications and accelerating growth for Data & Applications—while accounting for each business unit's unique economic, customer and product needs. While we believe that the 2023 Reorganization best positions each business unit to execute its respective financial goals with more focus and independence, we also believe that the business units are complementary. Our Data & Applications business benefits from our Communications' business's communications platform and its substantial active customer base. Our success in Data & Applications also drives more intelligence for our Communications products. Together, they address adjacent buyers and related problems that our customers have. With this strategic realignment, we believe we are well-positioned to achieve our long-term plan of creating the market-leading customer engagement platform.

In connection with the 2023 Reorganization, we appointed Elena Donio as President, Twilio Data & Applications, and Khozema Shipchandler as President, Twilio Communications, in each case effective March 1, 2023. Prior to these changes, Ms. Donio had been serving as our President of Revenue since May 2022, and Mr. Shipchandler had been serving as our Chief Operating Officer since October 2021. We also appointed Aidan Viggiano as our Chief Financial Officer, effective March 1, 2023. Prior to her appointment, Ms. Viggiano had been serving as our Senior Vice President of Finance.

Additionally, Eyal Manor resigned from his position as our Chief Product Officer, effective February 28, 2023.

2022 Performance Highlights

In 2022, we continued to grow revenue and diversify our business, both internationally and across different customer sizes. Our 2022 financial and operational highlights include the following:

- Revenue of $3.83 billion, up 35% year-over-year. Organic revenue growth was 30% year-over-year.[1]

- GAAP loss from operations of $1.2 billion, compared with GAAP loss from operations of $915.6 million in 2021.

- Non-GAAP loss from operations of $4.5 million, compared with non-GAAP income from operations of $2.5 million in 2021.[1]

- More than 290,000 Active Customer Accounts as of December 31, 2022, compared to more than 256,000 Active Customer Accounts as of December 31, 2021.[1]

(1) Active Customer Accounts is an operational metric, and organic revenue growth and non-GAAP income (loss) from operations are non-GAAP financial measures. Please refer to Appendix A of this proxy statement for their definitions and a reconciliation of organic revenue growth and non-GAAP income (loss) from operations to their most directly comparable GAAP measures.

2022 Executive Compensation Program Highlights

Our compensation and talent management committee took the following key actions with respect to the compensation of our named executive officers for 2022:

- *Base Salary.* Consistent with the recommendation of our Chief Executive Officer, our compensation and talent management committee did not increase the base salaries of any of our continuing named executive officers from their 2021 levels.

- *Long-Term Incentive Compensation.* We granted ongoing long-term incentive compensation opportunities to our named executive officers consisting of both RSUs (which are subject to time-based vesting) and performance-based restricted stock units ("PSUs"). RSUs and PSUs may be settled for shares of our Class A common stock. Consistent with the feedback received from stockholders during our outreach efforts, the issuance of PSUs reflects our compensation and talent management committee's implementation of a performance-based equity program in 2022 to promote a pay-for-performance culture.

- *No Annual Cash Bonus Program.* We did not maintain a formal, broad-based, annual cash bonus plan for any of our executive officers, including our named executive officers.

Executive Compensation Policies and Practices

We believe our executive compensation program is reasonable, competitive and appropriately balances the goals of attracting, motivating, rewarding and retaining our executive officers with the goal of aligning their interests with those of our stockholders. The annual compensation of our executive officers, including our named executive officers, varies from year to year based on our corporate financial and operational results and individual performance. While we do not determine either contingent ("variable") or "fixed" pay for each named executive officer with reference to a specific percentage of target total direct compensation, consistent with our "pay-for-performance" philosophy, our executive compensation program heavily emphasizes "variable" pay over "fixed" pay.

In 2022, the majority of the target total direct compensation of our named executive officers consisted of variable pay in the form of long-term incentive compensation opportunities. The following charts show the percentages of target variable pay versus target fixed pay for our Chief Executive Officer and our other named executive officers in 2022.

CEO
Target Pay Mix


1%
24%
75%
Base Salary
Time-Based RSUs
Performance-Based RSUs

Average Other Named
Executive Officer Target Pay Mix


7%
3%
46%
44%
Base Salary
Time-Based RSUs
Performance-Based RSUs
Stock Options

We believe that this approach provides balanced incentives for our executive officers to drive our financial performance and create long-term stockholder value. See the section titled "Individual Compensation Elements" for information about the principal elements of our executive compensation program, and the purposes for each element.

Executive Compensation



We endeavor to maintain sound governance standards consistent with our executive compensation policies and practices. Our compensation and talent management committee evaluates our executive compensation program on at least an annual basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the market in which we compete for executive talent. The following summarizes our executive compensation and related policies and practices:

WHAT WE DO

Use a Pay-for-Performance Philosophy.
The vast majority of our executive officers' target total direct compensation is delivered in the form of equity and therefore directly linked to the performance of our stock price; in 2022, we also introduced PSUs to incentivize the achievement of corporate growth objectives.

Compensation "At Risk."
Our executive compensation program is designed so that the vast majority of our executive officers' target total direct compensation is equity-based, and therefore "at risk," to align the interests of our executive officers and stockholders.

"Double-Trigger" Change-in-Control Arrangements.
Change-in-control arrangements for executive officers require both a change in control and a qualifying termination of employment before payments and benefits are paid.

Maintain an Independent Compensation and Talent Management Committee.
Our compensation and talent management committee consists solely of independent, non-employee directors.

Retain an Independent Compensation Advisor.
Our compensation and talent management committee has engaged its own independent compensation advisor to provide information, analysis and other advice on executive compensation independent of management.

Annual Executive Compensation Review.
Our compensation and talent management committee conducts an annual review of our compensation strategy, including a review of our compensation peer group used for comparative and benchmarking purposes.

Annual Compensation-Related Risk Assessment.
Our compensation and talent management committee reviews, on an annual basis, our compensation-related risk profile.

Stock Ownership Policy.
We maintain a robust stock ownership policy for our Chief Executive Officer, our other named executive officers and the non-employee members of our board of directors.

WHAT WE DON'T DO

No Additional Retirement Plans.
We do not currently offer pension arrangements, nonqualified deferred compensation arrangements or retirement plans to our executive officers other than a 401(k) retirement plan for which we make matching contributions that is generally available to all our U.S. employees.

No Short-Term Cash Bonus Program or Guaranteed Bonuses.
We did not maintain a formal, broad-based cash bonus program for our executive officers in 2022, nor do we provide guaranteed bonuses to our executive officers.

Limited Perquisites or Other Personal Benefits.
We provide limited perquisites and other personal benefits to our executive officers, which, in 2022, included limited personal security protection for our Chief Executive Officer.

Limited Tax Payments on Perquisites. Except as otherwise specified, we generally do not provide any tax reimbursement payments (including "gross-ups") on any perquisites or other personal benefits.

No Excise Tax Payments on Future Post-Employment Compensation Arrangements.
We do not provide any excise tax reimbursement payments (including "gross-ups") with respect to payments or benefits contingent upon a change in control of our company.

No Hedging.
We prohibit our employees, including our executive officers, and the non-employee members of our board of directors from engaging in hedging transactions or certain derivative transactions relating to our securities.

No Pledging.
We prohibit our executive officers and the non-employee members of our board of directors from holding our securities in a margin account or pledging our securities as collateral for a loan.

No Special Welfare or Health Benefits.
We do not provide our executive officers with any special welfare or health benefit programs, and participation in the employee programs that are standard in our industry sector is on the same basis as all of our full-time employees.

Executive Compensation

Annual Say-on-Pay Vote on Executive Compensation

Our board of directors has elected to hold an advisory vote on executive compensation on an annual basis (the "Say-on-Pay Vote"), thereby giving our stockholders the opportunity to provide feedback on the compensation of our named executive officers each year. As reported in our current report on Form 8-K filed with the SEC on June 23, 2022, approximately 89% of the votes cast on the proposal expressed support for the compensation program offered to our named executive officers as disclosed in last year's proxy statement. We will be conducting our annual Say-on-Pay Vote as described in Proposal No. 3 of this proxy statement at the Annual Meeting. The next Say-on-Pay Vote will be held at our 2024 Annual Meeting of Stockholders.

Commitment to Stockholder Engagement

As we manage our business with a focus on continued innovation and growth, we recognize that our compensation program must balance stockholder perspectives with our ability to retain and attract the highest caliber of talent to help facilitate profitable growth at scale. Our board of directors and our compensation and talent management committee value the stockholder perspectives we receive, through direct engagement as well as through voting decisions, including our annual Say-on-Pay Vote at our annual stockholder meetings, and the compensation-related feedback we receive from stockholders is an important component that informs the compensation and talent management committee's decision-making process when reviewing our executive compensation programs each year.

We have established a robust stockholder engagement program to help us better understand the perspectives of our stockholders. In 2022, in addition to our standard engagement with stockholders throughout the year, including outreach to institutional stockholders representing a majority of our shares outstanding, we conducted meetings with several of our large stockholders, with participation from our management team and certain members of our board of directors, including Ms. Rottenberg, the chair of our nominating and corporate governance committee, and Mr. Immelt, the chair of our compensation and talent management committee, on topics ranging from compensation strategy to ESG, including board structure and corporate governance. This feedback was communicated to senior management, our board of directors and the relevant committees for consideration in their decision making.

The 2022 executive compensation program was implemented in early 2022. At that time, the compensation and talent management committee, in connection with input from our full board of directors, determined that our concentration on equity compensation, particularly through the issuance of awards of RSUs and PSUs, was aligned with long-term stockholder value. Our compensation and talent management committee introduced performance-based equity awards, in the form of PSUs, into our executive compensation program in 2022 to promote a pay-for-performance culture in response to feedback we received from stockholders during outreach efforts in 2021. Our compensation and talent management committee continues to assess our incentive compensation practices in light of our continued growth and maturation as well as discussions with stockholders.

In addition to the introduction of performance-based equity awards, we have made other enhancements to our governance practices in direct response to stockholder feedback from our engagement program. For example, in March 2022 we amended our Stock Ownership Policy to increase the number of shares of our common stock that (i) each non-employee director is required to hold to a number of shares equal in value to five times the Annual Board Retainer (increased from four times the Annual Board Retainer), (ii) our Chief Executive Officer is required to hold to a number of shares that is six times such Chief Executive Officer's annual base salary (increased from five times such salary), and (iii) each of our other executive officers are required to hold to three times such officer's annual base salary (increased from one time such salary). We believe that these changes, have advanced our compensation practices and governance in a manner that both benefits stockholders and continues to align with our strategy and pay philosophy.

Executive Compensation Philosophy

We operate in an extremely competitive market where there is substantial and continuous competition for leadership with the experience and skill to lead in a dynamic and innovative industry. Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance and aligning the compensation of our executive officers with the long-term interests of our stockholders. Consistent with this philosophy, we designed our executive compensation program to achieve the following primary objectives:

- attract, motivate, incentivize and retain employees at the executive level who contribute to our long-term success; and

- provide compensation packages to our executive officers that are competitive and reward the achievement of our business objectives; and effectively align our executive officers' interests with the interests of our stockholders by focusing on long-term equity incentives that correlate with the growth of sustainable long-term value for our stockholders.

Because we have not historically had a cash bonus program for our executive officers, generally, our compensation and talent management committee has sought to set base salaries at the higher end of the competitive market range to provide what it believes to be reasonable cash compensation levels to attract and retain our executive officers. Further, our compensation and talent management committee tends to weight the target total direct compensation opportunities of our executive officers more heavily towards equity compensation. We understand the importance of linking the individual performance of our executive officers and the financial and operational performance of our company to our overall executive compensation program. We believe our strong focus on, and heavy weighting toward, equity compensation, as well as the introduction of PSUs in 2022, supports that philosophy and has worked to align our executive compensation with the interests of our stockholders. We continue to review the current equity compensation trends as well as the feedback from our stockholders in regard to our executive compensation program.

Evolving our Executive Compensation Program

Prior to 2022, our executive compensation programs primarily centered around three vehicles: cash salaries, RSUs and stock options, with the majority of our executive compensation paid through equity in the form of RSUs and stock options. We believed that RSUs provided a strong equity vehicle with retentive value, while stock options served as a performance-based incentive as our executives would only realize monetary value from these awards if there was an increase in the company's stock price above the exercise price of the stock option awards. We did not feel the need to tie explicit performance-based metrics to these vehicles.

Over the course of 2021, we continued to engage with our stockholders and seek their feedback on our executive compensation practices. The opinions of our various stockholders were quite diverse, but mostly supportive of our use of equity as a compensation vehicle. However, a consistent theme from our stockholders was a desire to see more direct performance linkage to executive compensation. The compensation and talent management committee reviewed this feedback and evaluated ways to strengthen the pay-for-performance linkage. In determining compensation for 2022, the compensation and talent management committee's goal was to balance our stockholders' desire for direct performance linkage to compensation with executive motivation and incentives. As a result, in 2022, we decided to move away from stock options as our performance-based equity component for our continuing executives, and instead use PSUs that would only provide value if performance-based metrics were satisfied. We tied the vesting of these PSUs to the achievement of business metrics that were most important for our company, those being a combination of multi-year organic revenue growth and non-GAAP income from operations goals.

Oversight of Executive Compensation

Role of the Compensation and Talent Management Committee

Our compensation and talent management committee discharges many of the responsibilities of our board of directors relating to the compensation of our executive officers, including our named executive officers, and the non-employee members of our board of directors (as described further in "Board of Directors and Corporate Governance—Non-Employee Director Compensation" above). Our compensation and talent management committee has overall responsibility for overseeing our compensation structure, policies and programs generally, and overseeing and evaluating the compensation plans, policies and practices applicable to our executive officers. Our compensation and talent management committee also oversees the annual evaluation of our executive officers, including our named executive officers, for the prior year and has the authority to retain, and has retained, an independent compensation consultant to provide support to the committee in its review and assessment of our compensation programs.

Compensation-Setting Process

Our compensation and talent management committee determines the target total direct compensation opportunities for our executive officers, including our named executive officers. Our compensation and talent management committee does not use a single method or measure in developing its recommendations, nor does it establish one specific target for the total direct compensation opportunities of our executive officers. Rather, our compensation and talent management committee generally begins its deliberations on cash and equity compensation by considering competitive market data regarding compensation amounts and practices with an intent to weight compensation more heavily towards equity compensation. Our compensation and talent management committee does not target a specific percentile of compensation, but instead considers the market data, along with the factors below, to determine an executive's compensation with no specific weight given to any particular factor.

When formulating its recommendations for the amount of each compensation element and approving each compensation element and the target total direct compensation opportunity for our executive officers, our compensation and talent management committee considers the following factors:

- our performance against the financial and operational objectives established by our compensation and talent management committee and our board of directors;

- our financial performance relative to our compensation peer group;

- the compensation levels and practices of our compensation peer group;

- each individual executive officer's skills, experience and qualifications relative to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys;

- our desire to retain experienced and talented executives in a highly competitive market;

- the scope of each individual executive officer's role compared to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys;

- the performance of each individual executive officer, based on a subjective assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function and ability to work as part of a team, all of which reflect our core values;

- compensation parity among our individual executive officers; and

- the recommendations provided by our Chief Executive Officer with respect to the compensation of our other executive officers.

These factors provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each executive officer. No single factor is determinative in setting pay levels, nor was the impact of any factor on the determination of pay levels quantifiable. Our compensation and talent management committee reviews the base salary levels and long-term incentive compensation opportunities of our executive officers, including our named executive officers, each year at the beginning of the year, or more frequently as warranted. Long-term incentive compensation is granted on a regularly-scheduled basis, as described in "Other Compensation Policies and Practices—Equity Awards Grant Policy" below.

Role of Chief Executive Officer

In discharging its responsibilities, our compensation and talent management committee consults with members of our management, including our Chief Executive Officer. Our management assists our compensation and talent management committee by providing information on corporate and individual performance, market compensation data and management's perspective on compensation matters. Our compensation and talent management committee solicits and reviews our Chief Executive Officer's recommendations and proposals with respect to adjustments to annual cash compensation, long-term incentive compensation opportunities, program structures and other compensation-related matters for our executive officers, other than with respect to his own compensation.

Our compensation and talent management committee reviews and discusses these recommendations and proposals with our Chief Executive Officer and considers them as one factor in determining the compensation for our executive officers, including our other named executive officers. Our Chief Executive Officer recuses himself from all deliberations and determinations regarding his own compensation.

Role of Compensation Consultant

Our compensation and talent management committee engages an external independent compensation consultant to assist it by providing information, analysis and other advice relating to our executive compensation program and the decisions resulting from its annual executive compensation review. For 2022, our compensation and talent management committee engaged Compensia as its compensation consultant to advise on executive compensation matters, including competitive market pay practices for our executive officers, the selection of our compensation peer group, and data analysis. For 2022, the scope of Compensia's engagement included:

- researching, developing and reviewing our compensation peer group;

- reviewing and analyzing the compensation for our executive officers, including our named executive officers;

- reviewing and providing input on the Compensation Discussion and Analysis section of our proxy statement for our 2022 annual meeting of stockholders;

- reviewing and analyzing the compensation of the non-employee members of our board of directors;

- reviewing short-term and long-term incentive compensation practices and considerations;

- advising on executive severance and change in control practices;

- reviewing our executive compensation philosophy;

- conducting a compensation risk assessment; and

- supporting other ad hoc matters throughout the year.

The terms of Compensia's engagement included reporting directly to our compensation and talent management committee and to the chair of our compensation and talent management committee. Compensia also coordinated with our management for data collection and job matching for our executive officers and provided data and analyses in connection with the review of our equity strategy. In 2022, Compensia did not provide any other services to us. In March 2022, our compensation and talent management committee evaluated Compensia's independence pursuant to the NYSE Listing Standards and the relevant SEC rules and determined that no conflict of interest had arisen as a result of the work performed by Compensia.

Use of Market Data

For purposes of comparing our executive compensation against the competitive market, our compensation and talent management committee reviews and considers the compensation levels and practices of a group of peer companies. This compensation peer group consists of technology companies that are similar to us in terms of industry, revenue and market capitalization.

Our compensation and talent management committee reviews our compensation peer group at least annually and makes adjustments to its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group, and input from its compensation consultant.

In developing the compensation peer group for 2022, the following criteria were evaluated in identifying comparable companies:

- similar industry and competitive market for talent;

- within a range of 0.5x to 2.0x of our projected revenue for the following four fiscal quarters (as of August 2021); and

- within a range of 0.33x to 4.0x of our then-market capitalization.

Executive Compensation



In September 2021, the compensation and talent management committee reviewed our compensation peer group and, upon the recommendation of its compensation consultant, taking into consideration the criteria noted above as well as merger and acquisition activity within the peer group, added Adobe Inc., Block, Inc. (formerly Square), CrowdStrike Holdings, Inc., Salesforce, Inc., Snap Inc. and Snowflake Inc. to the compensation peer group and removed Coupa Software Incorporated, Slack Technologies, Inc. and VeriSign, Inc. The peer group for 2022, which was approved by the compensation and talent management committee in September 2021, consisted of the following companies:

Adobe Inc.	DocuSign, Inc.	RingCentral, Inc.	Splunk Inc.
Ansys, Inc.	Fortinet, Inc.	Salesforce, Inc.	Synopsys, Inc.
Arista Networks, Inc.	Intuit Inc.	ServiceNow, Inc.	The Trade Desk, Inc.
Autodesk, Inc.	Okta, Inc.	Shopify Inc.	Veeva Systems Inc.
Block, Inc.	Palo Alto Networks, Inc.	Snap Inc.	Workday, Inc.
CrowdStrike Holdings, Inc.	Paycom Software, Inc.	Snowflake Inc.	Zoom Video Communications, Inc.

Our compensation and talent management committee uses data drawn from our compensation peer group, as well as data from the Radford Global Technology executive compensation survey (the "Radford Survey"), to evaluate the competitive market when formulating its recommendation for the total direct compensation packages for our executive officers, including base salary and long-term incentive compensation opportunities. The Radford Survey provides compensation market intelligence and is widely used within the technology industry.

In addition, subsets of the Radford Survey were incorporated into the competitive assessment prepared by Compensia and used by our compensation and talent management committee to evaluate the compensation of our executive officers. Specifically, our compensation and talent management committee received a custom report of survey results reflecting only companies from our compensation peer group in addition to survey results tailored solely based on revenue. The Radford Survey data supplements the compensation peer group data and provides additional information for our named executive officers and other executive positions for which there is less comparable public data available.

Individual Compensation Elements

In 2022, the principal elements of our executive compensation program, and the purposes for each element, were as follows:

Element	Compensation Element	Objective
Base Salary	Cash	Attract and retain highly talented executives by providing fixed compensation amounts that are competitive in the market and reward performance.
Long-Term Incentives	Equity awards generally in the form of RSUs and PSUs	Align the interests of executive officers and stockholders by motivating our executive officers to achieve corporate growth goals and long-term stockholder value creation. Strengthens pay-for-performance and enhances retention.

Base Salary

Base salary represents the fixed portion of the compensation of our executive officers, including our named executive officers, and is an important element of compensation intended to attract and retain highly talented individuals.

Executive Compensation



Using the competitive market data provided by its compensation consultant, our compensation and talent management committee reviews and develops recommendations for adjusting the base salaries for each of our executive officers, including our named executive officers, as part of its annual executive compensation review. In addition, the base salaries of our executive officers may be adjusted by our compensation and talent management committee in the event of a promotion or significant change in responsibilities.

Generally, our compensation and talent management committee sets base salaries taking into consideration the base salary ranges paid by our compensation peer group and applicable executive compensation survey data. Since our initial public offering, we have evaluated the base salaries of our executive officers in the context of establishing their total cash compensation at levels that are consistent with the target total cash compensation of executive officers holding comparable positions at public companies. In 2022, consistent with the recommendation of our Chief Executive Officer, our compensation and talent management committee determined to maintain the 2022 base salaries at 2021 levels for all of our executive officers. In making this decision, our compensation and talent management committee considered our current target total cash compensation position of our executive officers against levels of public companies in our industry, including our decision to forego the adoption of an annual cash bonus program, as well as the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above, and determined that the cash salaries for our executive officers (other than our Chief Executive Officer) were appropriately aligned with our desired market positioning. Our Chief Executive Officer requested that his cash salary also be maintained at 2021 levels.

The base salaries of our named executive officers for 2021 and 2022 were as follows:

Named Executive Officer	2021 Base Salary	2022 Base Salary
Jeff Lawson	$ 134,000	$ 134,000
Khozema Shipchandler	$1,100,000	$1,100,000
Elena Donio[1]	—	$1,000,000
Eyal Manor	$ 900,000	$ 900,000
Dana Wagner	$ 600,000	$ 600,000

(1)   Ms. Donio resigned from our board of directors and joined us as President of Revenue in May 2022; her base salary was established at that time. Ms. Donio's prorated salary for 2022 is reflected in her salary compensation in the "Summary Compensation Table" below.

The actual base salaries paid to our named executive officers in 2022 are set forth in the "Summary Compensation Table" below.

Long-Term Incentive Compensation

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program. The realized value of these equity awards bears a direct relationship to our stock price, and, therefore, these awards are an incentive for our executive officers, including our named executive officers, to create value for our stockholders. Equity awards also help us retain qualified executive officers in a competitive market.

Long-term incentive compensation opportunities in the form of equity awards are granted by our compensation and talent management committee on a regularly-scheduled basis, as described in "Other Compensation Policies and Practices—Equity Awards Grant Policy" below. Unless otherwise indicated, all equity awards are settleable for shares of our Class A common stock. The amount and forms of such equity awards are determined by our compensation and talent management committee after considering the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above. The amounts of the equity awards are also intended to provide competitively-sized awards and resulting target total direct compensation opportunities that are competitive with the compensation opportunities offered by the companies in our compensation peer group and Radford Survey data for similar roles and positions for each of our executive officers, taking into consideration the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above.

Executive Compensation



<u>2022 Annual Equity Awards</u>

Historically, 50% of the annual value of equity awards issued to our executive officers were in the form of time-based stock options, and the other 50% of the annual value of such awards were in the form of time-based RSUs. However, in 2022, after reviewing current market practices and considering our emphasis on rewarding performance, our compensation and talent management committee determined that the annual equity awards to be granted to our then-executive officers should generally be a mix of time-based RSUs and PSUs, with approximately 25% of the annual value of equity awards being in the form of time-based RSUs (the "2022 Annual RSUs") and approximately 75% of the of the annual award value of such awards would be in the form of PSUs (the "2022 Annual PSUs").

In determining the size of the individual grants to our executive officers, our compensation and talent management committee considered the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above, while also considering the structure of the new PSUs. In designing the program, our compensation and talent management committee considered the current value and retentive features of our executive officers' outstanding equity given recent market volatility within our industry and our recent stock price performance. After considering these factors, our compensation and talent management committee granted equity awards to our executive officers in 2022 that were larger than the annual awards we have historically granted, with a front-loaded multi-year performance component, that were designed to bring the value of each executive's unvested holdings to approximately 100% of a typical new hire award to provide meaningful retentive and incentive value, as well as to deliver appropriate compensation over a multi-year period based on the achievement of corresponding multi-year financial objectives. The compensation and talent management committee will continue to assess our incentive compensation structure in future award cycles in light of market conditions and our stock price performance.

The following table sets forth the 2022 Annual RSUs and 2022 Annual PSUs that our compensation and talent management committee granted in March 2022 to Messrs. Lawson, Shipchandler, Manor and Wagner as part of its annual executive compensation review.

Named Executive Officer	RSUs (number of shares)	PSUs (number of shares at target performance)	Aggregate Grant Date Fair Value ($)[1]
Jeff Lawson	75,044	237,639	49,228,812
Khozema Shipchandler	43,776	137,580	28,552,689
Eyal Manor	43,776	137,580	28,552,689
Dana Wagner[2]	18,761	62,537	12,799,557

(1) The amounts reported in this column represent the aggregate grant date fair value of the RSUs, PSUs and stock options granted to the named executive officer in 2022, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not reflect the actual economic value that may be realized from such awards. The amounts reported for the RSUs were calculated using the closing price of our Class A common stock on the date of grant. The amounts reported for the PSUs assume the probable outcome of the applicable performance conditions on the date of grant (i.e., based on 100% of target level performance) and are estimated using the closing price of our Class A common stock on the date of grant. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 27, 2023.

(2) Excludes the award issued to Mr. Wagner in January 2022 in connection with his hiring. See "2022 Additional Executive Officer Awards" for more information on such award.

<u>2022 Annual RSUs</u>

We believe time-based RSUs, which comprised approximately 25% of our 2022 long-term incentive awards, provide a strong retention incentive for our executive officers, provide a moderate reward for growth in the value of our Class A common stock and, because they use fewer shares than stock options, are less dilutive to our stockholders. In order to balance retention and incentive dynamics, the 2022 Annual RSUs vest over four years, with 33% vesting in equal quarterly installments between the first and second anniversaries of January 1, 2022, 33% vesting in equal quarterly installments between the second and third anniversaries of January 1, 2022 and 34% vesting in equal quarterly installments between the third and fourth anniversaries of January 1, 2022, subject to the executive's continued employment with us through each such vesting date.

Additionally, we award time-based RSUs from time to time for recruiting and retention. For more information about the 2022 New Hire RSUs (as defined below) issued to Ms. Donio and Mr. Wagner, see "2022 Additional Executive Officer Awards" below.


2022 Annual PSUs

We believe PSUs, which comprised approximately 75% of our 2022 long-term incentive awards, provide a retention incentive for our executive officers, align our executive officers' compensation with the achievement of corporate growth objectives and, because they use fewer shares than stock options, are less dilutive to our stockholders.

The 2022 Annual PSUs were designed as a triennial program, with the PSUs front-loaded to cover three years of grant value in 2022, and the size of the annual equity awards to be granted in 2023 and 2024 are expected to be proportionately lower than a typical annual award. Our compensation and talent management committee determined that the value of these awards was appropriate and necessary to sufficiently reward exceptional performance, to motivate our executive officers for continued effort to create value for our stockholders, to link executive compensation to the achievement of multi-year company objectives and to help ensure retention in a competitive market. The 2022 Annual PSUs, representing approximately 75% in value of each of the annual equity awards, vest over a three-year period based on the achievement of certain goals over specified performance periods, including organic revenue growth and, for the fiscal year 2023 and 2024 performance periods, non-GAAP income from operations, and are intended to further align the interests of our named executive officers and our stockholders. The compensation and talent management committee evaluated multiple potential metrics when determining which performance targets to use for the PSU program, including internal financial and operational metrics as well as external stock return metrics, and ultimately concluded that organic revenue growth and non-GAAP income from operations were the most appropriate measures. By delivering these awards in the form of PSUs, we believe our executives are incentivized to both deliver strong business results and to maintain or increase the value of our company in order to realize the intended value from the shares of Class A common stock underlying the awards upon vesting.

The PSU awards granted to our named executive officers in 2022 are set forth in the "Summary Compensation Table" and the "Grants of Plan-Based Awards Table" below.

2022 PSU Performance Measures

The first tranche of the 2022 Annual PSUs were scheduled to vest if the minimum organic revenue growth threshold was achieved for 2022 and the payout was based on the organic revenue growth achieved for 2022, with the payout interpolated for performance between threshold, target and maximum performance. The second and third tranches will vest if both (i) the minimum organic revenue growth threshold and (ii) the non-GAAP income from operations threshold are achieved for 2023 and 2024, respectively. If the annual organic revenue growth is below the threshold for such year, the related tranche will be forfeited. Additionally, in each of 2023 and 2024, if annual organic revenue growth for such year is above the threshold but the non-GAAP income from operations threshold is not achieved for the applicable year, the related tranche will be forfeited. Vesting of these PSUs may range between zero for below threshold performance and up to 200% of target based on levels of performance.

Our compensation and talent management committee determined that the value of these awards was appropriate and necessary to sufficiently reward exceptional performance, to motivate our executive officers for continued effort to create value for our stockholders, to link executive compensation to the achievement of multi-year company objectives and to help ensure retention in a competitive market.

2022 PSU Performance Period

For the fiscal year 2022 performance period for the 2022 Annual PSUs, the organic revenue growth payout levels were as follows:

Payout Level	Organic Revenue Growth[1]	Payout of (Percentage of Target Shares)*
Maximum	40%	200%
Target	30%	100%
Threshold	20%	50%
	<20%	0%

*   Will be interpolated for performance between discrete points.

(1)   Organic revenue growth is a non-GAAP financial measure. Please refer to Appendix A of this proxy statement for its definition and a reconciliation of organic revenue growth to its most directly comparable GAAP measure.

Executive Compensation



Organic revenue growth for 2022 was 29.7%, which resulted in a 98.5% payout (of target) for the first tranche of the PSUs. Our compensation and talent management committee certified performance in February 2023, and the following number of shares of our Class A common stock were issued upon the vesting and settlement of the PSU awards of each of the following named executive officers:

Named Executive Officer	Number of Shares Earned
Jeff Lawson	78,023
Khozema Shipchandler	45,171
Eyal Manor	45,171
Dana Wagner	20,532

2023 and 2024 PSU Performance Periods

For the 2023 and 2024 performance periods for the 2022 Annual PSUs, the organic revenue growth levels are set forth below. Additionally, at least one dollar of non-GAAP income from operations must be achieved for 2023 and 2024, respectively. The 2023 and 2024 tranches will vest if both (i) the minimum organic revenue growth threshold and (ii) the non-GAAP income from operations threshold are achieved for 2023 and 2024, respectively. If the annual organic revenue growth is below the threshold for such year, the related tranche will be forfeited. Additionally, if annual organic revenue growth for such year is above the threshold but the non-GAAP income from operations threshold is not achieved for the applicable year, the related tranche will be forfeited.

Payout Level	Organic Revenue Growth[1]	Non-GAAP Income from Operations[1]	Payout of (Percentage of Target Shares)*
Maximum	40%	≥$1.00	200%
Target	30%	≥$1.00	100%
Threshold	20%	≥$1.00	50%
	<20%	≥$1.00	0%

* Will be interpolated for performance between discrete points.

(1) Organic revenue growth and non-GAAP income from operations are non-GAAP financial measures. Please refer to Appendix A of this proxy statement for their definitions and a reconciliation of organic revenue growth and non-GAAP income from operations to their most directly comparable GAAP measures.

2022 Additional Executive Officer Awards

In addition to the 2022 Annual RSUs and the 2022 Annual PSUs, our compensation and talent management committee also granted equity awards to certain newly hired executive officers in 2022.

In connection with her hiring as President of Revenue in May 2022, Ms. Donio received (i) a stock option to purchase 167,150 shares of our Class A common stock with a grant date fair value of $8,467,018 and (ii) 298,162 RSUs with a grant date fair value of $25,394,458. The shares subject to the stock option vest over four years in equal monthly installments, and the RSUs vest over four years, with 1/16th of the RSUs vesting on August 15, 2022 and the remaining RSUs vesting in equal quarterly installments, in each case subject to Ms. Donio's continued employment with us. In determining the size of these awards, we referenced various external market compensation data and internal comparisons to ensure that the awards were appropriate both for the role and for an executive of Ms. Donio's caliber in a highly competitive market. We believe that Ms. Donio's stock options serve as a performance-based incentive because she will only receive value from these awards if there is an increase in the company's stock price above the exercise price of the stock option awards.

On January 20, 2022, in connection with his hiring as Chief Legal Officer, Mr. Wagner received 63,291 RSUs with a grant date fair value of $12,752,504. The RSUs vest over four years, with 10.42% vesting on May 15, 2022, 6.25% vesting in equal quarterly installments over the next 14 quarters, and the final 2.08% vesting on February 15, 2026, subject to Mr. Wagner's continued employment with us.

The stock option issued to Ms. Donio is referred to as the "2022 New Hire Stock Option" and the RSUs issued to Ms. Donio and Mr. Wagner are referred to as the "2022 New Hire RSUs." Please see "Summary Compensation Table," "Grants of Plan-Based Awards Table" and "Employment Agreements or Offer Letters with Named Executive Officers" below for additional information.

On December 19, 2022, we entered into a letter agreement with Eyal Manor, our Chief Product Officer, pursuant to which we agreed to pay to Mr. Manor a cash bonus of $2,500,000, less applicable withholdings and deductions, for his past and ongoing contributions to us, subject to Mr. Manor's continued employment through February 24, 2023. The letter agreement was amended and confirmed on February 2, 2023. The compensation and talent management committee determined to provide Mr. Manor with this one-time discretionary incentive for Mr. Manor's extraordinary contributions to our company throughout 2022, including his efforts in restructuring our engineering operations, building a world-class team and increasing resiliency and stability of our platform, and to further incent Mr. Manor to continue his services with us during a critical transition period for our business and operations, including the 2023 Reorganization. Mr. Manor's last day of employment with us was February 28, 2023.

Health and Welfare Benefits

Our executive officers, including our named executive officers, are eligible to receive the same employee benefits that are generally available to all of our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include our medical, dental and vision insurance and life and disability insurance plans. In structuring these benefit plans, we seek to provide an aggregate level of benefits that are comparable to those provided by similar companies.

In addition, we maintain a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to the applicable annual limits set forth in the Internal Revenue Code of 1986, as amended (the "Code"). In 2022, we matched 50% of the first 6% of contributions by plan participants, subject to annual contribution limits set forth in the Code. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, other than as described below for Mr. Lawson, we generally do not provide perquisites or other personal benefits to our executive officers, including our named executive officers, except as generally made available to our employees or in other limited circumstances.

In 2022, consistent with the practices of many companies in our peer group, and based on ongoing assessments of risks and actual and credible threats made, we provided personal security services to Mr. Lawson on limited occasions to address safety concerns. The personal safety of our executive officers and directors, including Mr. Lawson and his family, is paramount, and we believe that the cost of the security measures is appropriate and necessary in certain circumstances given the risks associated with the visibility of Mr. Lawson's position. We intend to evaluate these costs annually to determine whether they are a necessary and appropriate expense at the time. During 2022, the total incremental cost to us of the personal security services provided to Mr. Lawson was $9,500. Although we view these personal security services as necessary and appropriate business expenses, we reported the aggregate incremental cost related to personal security for Mr. Lawson in the "All Other Compensation" column of the Summary Compensation Table below.

During 2022, none of our other named executive officers received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for such individual.

In the future, we may provide perquisites or other personal benefits in limited circumstances.

Post-Employment Compensation Arrangements

We believe that having in place reasonable and competitive post-employment compensation arrangements are essential to attracting and retaining highly qualified executive officers. In connection with our initial public offering in 2016, we adopted an executive severance plan (as amended and restated in June 2017, the "Amended and Restated Executive Severance Plan") to provide more standardized severance payments and benefits to our executive officers. In March 2018, we divided our

Amended and Restated Executive Severance Plan into three separate plans. In February 2023, we further amended our CEO Severance Plan and adopted a fourth separate plan, the Senior Executive Severance Plan. Our four plans currently apply to our Chief Executive Officer (the "CEO Severance Plan"), our senior executive officers (the "Senior Executive Severance Plan" and, together with our CEO Severance Plan, the "Executive Severance Plans") our key executive officers and senior vice-president level employees (the "Key Executive Severance Plan") and our vice president-level employees (the "VP Severance Plan"). Our Chief Executive Officer participates in the CEO Severance Plan and our other current named executive officers participate in the Senior Executive Severance Plan.

The Executive Severance Plans, as discussed in more detail in "Potential Payments Upon Termination or Change in Control—Executive Severance Plans" below are designed to help ensure the continued service of key executive officers in the event of a potential acquisition, to provide reasonable compensation to executive officers who leave our employ under specified circumstances and to align the interests of our executive officers and our stockholders when considering our long-term future.

We believe that the severance payments and benefits provided to our executive officers under the Executive Severance Plans are appropriate in light of the post-employment compensation protections available to similarly-situated executive officers at companies in our compensation peer group and are an important component of each executive officer's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections.

We also believe that the occurrence or potential occurrence of a change in control transaction will create uncertainty regarding the continued employment of our executive officers. In order to encourage them to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide our executive officers with the opportunity to receive additional severance protections during a change in control protection period. In addition, we provide additional payment and benefit protections if a named executive officer voluntarily terminates employment with us for good reason, because we believe that a voluntary termination of employment for good reason is essentially equivalent to an involuntary termination of employment by us without cause. The primary purpose of these arrangements is to keep our most senior executive officers focused on pursuing potential corporate transactions that are in the best interests of our stockholders regardless of whether those transactions may result in their own job loss. Reasonable post-acquisition payments and benefits should serve the interests of both the executive officer and our stockholders.

To protect our interests, we require all participants of the Executive Severance Plans to sign a standard form of general release in favor of us prior to receiving any severance payments or benefits under the applicable plan.

In addition, under the Executive Severance Plans, all payments and benefits provided in the event of a change in control of our company are payable only if there is a qualifying loss of employment by a named executive officer (commonly referred to as a "double-trigger" arrangement). In the case of the acceleration of vesting of outstanding equity awards, we use this double-trigger arrangement to protect against the loss of retention value following a change in control of our company and to avoid windfalls, both of which could occur if the vesting of equity awards accelerated automatically as a result of the transaction.

We do not provide excise tax payments (or "gross-ups") relating to a change in control of our company and have no such obligations in place with respect to any of our named executive officers.

For detailed descriptions of the post-employment compensation arrangements we maintain with our named executive officers, as well as an estimate of the potential payments and benefits payable to our named executive officers under their post-employment compensation arrangements, see "Employment Agreements or Offer Letters with Named Executive Officers" and "Potential Payments Upon Termination or Change in Control" below.

Other Compensation Policies and Practices

Equity Awards Grant Policy

Under our Amended and Restated Equity Award Grant Policy, we generally grant equity awards on a regularly scheduled basis to enhance the effectiveness of our internal control over our equity award grant process and to alleviate several of the burdens related to accounting for such equity awards, as follows:

- Any grants of equity awards made in conjunction with the hiring of a new employee or the promotion of an existing employee will be made, if at all, regularly (either monthly or quarterly) and will be effective on the date such grant is approved by our board of directors or our compensation and talent management committee or such future date as is approved by our board of directors or our compensation and talent management committee. In no event will the effective date of an equity award made in conjunction with the hiring of a new employee precede the first date of employment.

- Any grants of equity awards to existing employees (other than in connection with a promotion) will generally be made, if at all, on an annual or quarterly basis. Any such annual or quarterly grant will be effective on the date on which such grant is approved or such future date as is approved by our board of directors or our compensation and talent management committee.

- All equity awards will be priced on the effective date of the award. The exercise price of all stock options will be equal to the closing market price on the NYSE of one share of our Class A common stock on the effective date of grant, or, if no closing price is reported for such date, the closing price on the last day preceding such date for which a closing price is reported. If the grant of restricted stock, RSUs or PSUs is denominated in dollars, the number of shares of restricted stock, RSUs or PSUs that are granted will generally be calculated by dividing the dollar value of the approved award by the average closing market price on the NYSE of one share of our Class A common stock over the trailing 30-day period ending five business days immediately prior to the effective date of grant, with such total number of shares to be granted per recipient rounded up to the nearest whole share.

- Our board of directors or our compensation and talent management committee may delegate to a committee comprising at least two of our executive officers all or part of the authority with respect to the granting of certain equity awards to employees (other than to such delegates), subject to certain limitations and requirements. Our board of directors and compensation and talent management committee have currently delegated authority to a subcommittee to allow any two of our Chief Financial Officer or Principal Financial Officer, Chief People Officer, Chief Legal Officer and Senior Vice President, Finance, to grant, without any further action required by the compensation and talent management committee, equity awards to all employees who are designated as senior directors or below and are not members of the subcommittee or executive officers. The purpose of this delegation of authority is to enhance the flexibility of equity award administration and to facilitate the timely grant of equity awards to non-management employees, particularly new employees, within specified limits approved from time to time by the compensation and talent management committee. As part of its oversight function, the compensation and talent management committee will review the list of grants made by the subcommittee at each regularly scheduled in-person meeting.

Death Equity Acceleration Policy

In December 2020, the compensation and talent management committee approved a policy providing that upon the termination due to death of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries, any then outstanding equity awards held by the individual that vest solely based on continued employment or service will automatically receive two years of supplemental vesting. The policy applies both to awards granted prior to the adoption of the policy, as well as awards granted thereafter.

Policy Prohibiting Hedging and Pledging of Equity Securities

Our Amended and Restated Policy on Insider Trading and Disclosure (our "Insider Trading Policy") prohibits our employees, including our executive officers, and the non-employee members of our board of directors from engaging in any short sale and from buying or selling puts, calls, other derivative securities or any derivative securities that provide the economic equivalent of ownership of any of our securities or an opportunity, direct or indirect, to profit from any change in the value of our securities or engage in any other hedging transaction with respect to our securities, at any time. In addition, our Insider Trading Policy prohibits our employees, including our executive officers, and the non-employee members of our board of directors from using our securities as collateral in a margin account or from pledging our securities as collateral for a loan.

Stock Ownership Policy

To further align the interests of our executive officers with those of our stockholders and to promote a long-term perspective in managing our company, in April 2018, we adopted our Stock Ownership Policy, which applies to our Chief Executive Officer and executive officers subject to Section 16 of the Exchange Act ("Section 16 Officers"), including each of our named executive officers. We amended and restated this stock ownership policy in September 2020 and in March 2022. In March 2022, we revised the stock ownership policy to, among other things, increase the salary-multiple for our named executive officers (other than our Chief Executive Officer) from one time to three times his or her annual base salary, eliminate pre-established share number thresholds, and eliminate vested but unexercised in-the-money options from the share ownership calculation.

Our Stock Ownership Policy requires each named executive officer to acquire and hold a number of shares of our common stock equal in value to a multiple of such named executive officer's annual base salary until he or she ceases to be our Chief Executive Officer or a Section 16 Officer, as applicable. The multiple for our Chief Executive Officer is six times his annual base salary and the multiple for our other named executive officers is three times his or her annual base salary. For purposes of our Stock Ownership Policy, we only count directly and beneficially owned shares, including shares purchased through our ESPP or 401(k) Plan, if applicable, shares underlying vested RSUs, and shares held following settlement of PSUs. Each named executive officer has five years from the later of his or her designation as our Chief Executive Officer or Section 16 Officer, as applicable, or from the original effective date of the policy to obtain the required ownership level. As of December 31, 2022, all of our executive officers are in compliance with our Stock Ownership Policy or are within the five-year phase in period.

Compensation Recovery Policy

We intend to adopt a compensation recovery ("clawback") following the New York Stock Exchange's adoption of an SEC-approved listing standard that complies with Exchange Act Rule 10D-1.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Under Section 162(m) of the Internal Code ("Section 162(m)"), compensation paid to each of our "covered employees" that exceeds $1 million per taxable year is generally non-deductible. Although our compensation and talent management committee will continue to consider tax implications as one factor in determining executive compensation, it also looks at other factors in making its decisions and retains the flexibility to provide compensation for our executive officers in a manner consistent with the goals of our executive compensation program and the best interests of our stockholders, which may include providing for compensation that is not deductible by us due to the deduction limit under Section 162(m).

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain prescribed limits, and that our company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We have not agreed to provide any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 of the Code.

Section 409A of the Internal Revenue Code

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A of the Code. Although we do not maintain a traditional nonqualified deferred compensation plan for our executive officers, Section 409A of the Code does apply to certain severance arrangements, bonus arrangements and equity awards, and we have structured all such arrangements and awards in a manner to either avoid or comply with the applicable requirements of Section 409A of the Code. For our non-employee directors, we provide a Non-Employee Directors' Deferred Compensation Program, which has been structured to comply with the applicable requirements of Section 409A of the Code.

Accounting for Stock-Based Compensation

We follow the Financial Accounting Standard Board's Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards made to our employees and non-employee members of our board of directors, including options to purchase shares of our common stock and other stock awards, based on the grant date fair value of these awards. This cost is recognized as an expense following the straight-line attribution method over the requisite service period. This calculation is performed for accounting purposes and reported in the executive compensation tables required by the federal securities laws, even though the recipient of the awards may never realize any value from such awards.

Compensation Risk Assessment

In consultation with management and Compensia, our compensation and talent management committee's independent compensation consultant, in March 2022, our compensation and talent management committee assessed our compensation plans, policies and practices for named executive officers and other employees and concluded that they do not create risks that are reasonably likely to have a material adverse effect on us. This risk assessment included, among other things, a review of our cash and equity incentive-based compensation plans to ensure that they are aligned with our performance goals and overall target total direct compensation to ensure an appropriate balance between fixed and variable pay components. Our compensation and talent management committee conducts this assessment annually.

Compensation and Talent Management Committee Report



Our compensation and talent management committee has reviewed and discussed the section titled "Compensation Discussion and Analysis" with management. Based on such review and discussion, our compensation and talent management committee has recommended to the board of directors that the section titled "Compensation Discussion and Analysis" be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Respectfully submitted by the members of our compensation and talent management committee of the board of directors:

Compensation and Talent Management Committee

Jeffrey Immelt (Chair)
Jeff Epstein
Miyuki Suzuki


Summary Compensation Table

The following table provides information regarding the total compensation, for services rendered in all capacities, that was paid to or earned by our named executive officers during 2020, 2021 and 2022.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Jeff Lawson *Chief Executive Officer and Board Chair*	2022	134,000	—	49,228,812	—	14,657	49,377,469
	2021	133,990	—	6,926,889	7,000,586	564,280	14,625,745
	2020	133,700	—	6,753,009	6,741,058	159,105	13,786,872
Khozema Shipchandler[4] *President, Twilio Communications*	2022	1,100,000	—	28,552,689	—	8,304	29,660,993
	2021	744,362	—	5,909,608	6,021,278	8,700	12,683,948
	2020	622,465	—	3,452,811	3,446,740	8,525	7,530,541
Elena Donio[5] *President, Twilio Data & Applications*	2022	665,385	—	25,451,960[6]	8,467,018[6]	63,559	34,647,922
Eyal Manor[7] *Former Chief Product Officer*	2022	900,000	—	28,552,689	—	9,150	29,461,839
	2021	86,538	—	33,687,986	8,098,119	—	41,872,643
Dana Wagner *Chief Legal Officer, Chief Compliance Officer and Corporate Secretary*	2022	600,000	—	25,552,061	—	9,150	26,161,211
	2021	11,538	250,000	—	—	—	261,569

(1) The amounts reported in this column represent the aggregate grant date fair value of RSUs awarded to the named executive officers in 2020, 2021 and 2022, and PSUs awarded to the named executive officers in 2022, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not reflect the actual economic value that may be realized from such awards. The amounts reported for the RSUs were calculated using the closing price of our Class A common stock on the date of grant. The amounts reported for the PSUs assume the probable outcome of the applicable performance conditions on the date of grant (i.e., based on 100% of target level performance) and are estimated using the closing price of our Class A common stock on the date of grant. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 27, 2023. If the PSUs were instead valued based on the maximum outcome of the applicable performance conditions, the grant date fair value of the PSUs granted in this column for 2022 would be as follows: Mr. Lawson: $74,827,768; Mr. Shipchandler: $43,321,190; Mr. Manor: $43,321,190; and Mr. Wagner: $19,691,651. Ms. Donio did not receive a PSU award.

(2) The amounts reported in this column represent the aggregate grant date fair value of stock options granted in the applicable year computed in accordance with calculated in accordance with FASB ASC Topic 718. These amounts do not reflect the actual economic value that may be realized from such awards. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 27, 2023.

(3) The amounts reported in this column for 2022 represent (i) for each of our named executive officers, matching contributions to each of our named executive officer's 401(k) retirement plan accounts in the amount of $3,350, $8,304, $6,056, $9,150 and $9,150 for Mr. Lawson, Mr. Shipchandler, Ms. Donio, Mr. Manor and Mr. Wagner, respectively; (ii) for Mr. Lawson, costs for personal security services of $9,500 a work-from-home allowance and a personal technology device; and (iii) for Ms. Donio, compensation earned by her as a director, consisting of a Quarterly Grant with an aggregate grant date fair value of $57,503, which represented a portion of Ms. Donio's Annual Equity Grant and Annual Equity Retainer for her membership on our board of directors and service as a member and chair of our compensation and talent management committee.

(4) Mr. Shipchandler served as our Chief Operating Officer from October 27 2021 until March 1, 2023, at which time he became our President, Twilio Communications. The table reflects an increase in Mr. Shipchandler's base salary and additional equity awards issued in connection with his appointment as Chief Operating Officer in October 2021.

(5) Ms. Donio was appointed as our President of Revenue effective May 4, 2022 (after resigning from our board of directors on April 29, 2022) and served as our President of Revenue until March 1, 2023, at which time she became our President, Twilio Data & Applications. The salary amounts presented for Ms. Donio are prorated based on the number of days in 2022 during which she was employed by us. All of Ms. Donio's compensation for 2022 relating to her service as a director is set forth in the "All Other Compensation" column, as discussed in footnote 3. For more information about non-employee director fees, see "Board of Directors and Corporate Governance—Non-Employee Director Compensation."

(6) This amount includes one-time equity awards issued in June 2022 in connection with Ms. Donio's appointment as President of Revenue as follows: (i) RSUs with a grant date fair value of $25,394,458 and (ii) stock options with a grant date fair value of $8,467,018.

(7) Mr. Manor was appointed our Chief Product Officer effective November 15, 2021, Mr. Manor resigned as Chief Product Officer, effective February 28, 2023. The salary amounts presented for Mr. Manor are prorated based on the number of days in 2021 during which he was employed by us. All equity awards granted to Mr. Manor in 2022 were forfeited upon his resignation.

Executive Compensation Tables



Grants of Plan-Based Awards Table

The following table sets forth certain information with respect to all plan-based awards granted to our named executive officers during 2022.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/sh)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)				
Jeff Lawson	PSUs	3/21/2022	18,706,942	37,413,884	74,827,768		—	—	37,413,884
	RSUs	3/21/2022	—	—	—	75,044	—	—	11,814,927
Khozema Shipchandler	PSUs	3/21/2022	10,830,298	21,660,595	43,321,190		—	—	21,660,595
	RSUs	3/21/2022	—	—	—	43,776	—	—	6,892,093
Elena Donio	RSUs	3/15/2022	—	—	—	446	—	—	57,503
	RSUs	6/21/2022	—	—	—	298,162	—	—	25,394,458
	Stock Option	6/21/2022	—	—	—	—	167,150	85.17	8,467,018
Eyal Manor	PSUs	3/21/2022	10,830,298	21,660,595	43,321,190		—	—	21,660,595
	RSUs	3/21/2022	—	—	—	43,776	—	—	6,892,093
Dana Wagner	PSUs	3/21/2022	4,922,913	9,845,825	19,691,651		—	—	9,845,825
	RSUs	1/20/2022	—	—	—	63,291	—	—	12,752,504
	RSUs	3/21/2022	—	—	—	18,761	—	—	2,953,732

(1)   The amounts reported in this column reflect the 2022 Annual PSUs, which were granted under the 2016 Plan. For a description of the 2022 Annual PSUs, including information on the threshold, target, maximum and actual award level achievement, as well as descriptions of the performance goals, see the section titled "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Long-Term Incentive Compensation—2022 Annual Equity Awards."

(2)   For Messrs. Lawson, Shipchandler, Manor and Wagner, the amounts reported in this column reflect the 2022 Annual RSUs, which were granted under the 2016 Plan. For Mr. Wagner, and Ms. Donio, the amounts reported in this column also reflect the 2022 New Hire RSUs, which were granted under the 2016 Plan (i) to Mr. Wagner in January 2022 connection with his appointment as Chief Legal Officer and (ii) to Ms. Donio in March 2022 in connection with her appointment as our President of Revenue, as described in the section titled "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Long-Term Incentive Compensation—2022 Additional Executive Officer Awards." For Ms. Donio, the amounts reported in this column also reflect a Quarterly Grant granted under the 2016 Plan pursuant to our Non-Employee Director Compensation Policy in March 2022, which represented a portion of Ms. Donio's Annual Equity Grant and Annual Equity Retainer for her membership on our board of directors and service as a member and chair of our compensation and talent management committee. For more information about the Non-Employee Director Compensation Policy and the terms of awards issued thereunder, see the section titled "Board of Directors and Corporate Governance—Non-Employee Director Compensation."

(3)   The amount reported in this column represent the award of the 2022 New Hire Stock Option, as described in the section titled "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Long-Term Incentive Compensation—2022 Additional Executive Officer Awards."

(4)   The amounts reported in this column represent the aggregate grant date fair value of the RSUs, PSUs and stock options, as applicable, granted to the named executive officers in the 2022, calculated in accordance with FASB ASC Topic 718. Assumptions underlying the valuations are set forth in footnotes 1 and 2 to the Summary Compensation Table above. These amounts do not reflect the actual economic value that may be realized from such awards.

Executive Compensation Tables



Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2022. Except as described below, all stock options and RSUs are subject to certain vesting acceleration provisions as provided in the applicable Executive Severance Plan, and PSUs are subject to certain vesting acceleration provisions as provided in the applicable grant agreement. See the section titled "Executive Compensation—Potential Payments Upon Termination or Change in Control" for information regarding the impact of certain employment termination scenarios or a change in control on outstanding equity awards.

Name	Grant Date	Option Awards[1][2]				Stock Awards[1][2]		
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[3]	Option Expiration Date	Number Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Jeff Lawson	12/31/2015[5]	316,667	—	10.09	12/30/2025	—	—	—
	2/10/2017[5]	163,890	—	31.96	2/9/2027	—	—	—
	2/20/2018[5]	203,589	—	33.01	2/19/2028	—	—	—
	1/31/2019[5]	110,697	—	111.32	1/30/2029	—	—	—
	2/22/2020[6]	75,746	39,021	117.94	2/21/2030	—	—	—
	2/22/2020[7]	—	—	—	—	19,468	953,153	—
	2/25/2021[8]	11,263	22,869	377.59	2/24/2031	—	—	—
	2/25/2021[9]	—	—	—	—	12,292	601,816	—
	3/21/2022[10]	—	—	—	—	75,044	3,674,154	—
	3/21/2022[11]	—	—	—	—	—	—	236,541
Khozema Shipchandler	11/01/2018[5]	35,418	—	76.63	10/31/2028	—	—	—
	2/22/2020[6]	24,205	19,953	117.94	2/21/2030	—	—	—
	2/22/2020[7]	—	—	—	—	9,954	487,348	—
	2/25/2021[8]	5,982	12,144	377.59	2/24/2031	—	—	—
	2/25/2021[9]	—	—	—	—	6,528	319,611	—
	11/11/2021[12]	—	13,565	298.00	11/11/2031	—	—	—
	11/11/2021[13]	—	—	—	—	7,487	366,564	—
	3/21/2022[10]	—	—	—	—	43,776	2,143,273	—
	3/21/2022[11]	—	—	—	—	—	—	136,892
Elena Donio	6/21/2022[14]	20,893	146,257	85.17	6/21/2032	—	—	—
	6/21/2022[15]	—	—	—	—	260,891	12,773,223	—
Eyal Manor	12/20/2021[16]	14,740	39,688	268.55	12/20/2031	—	—	—
	12/20/2021[17]	—	—	—	—	94,083	4,606,304	—
	3/21/2022[10]	—	—	—	—	43,776	2,143,273	—
	3/21/2022[11]	—	—	—	—	—	—	136,892
Dana Wagner	1/20/2022[18]	—	—	—	—	48,784	2,388,465	—
	3/21/2022[10]	—	—	—	—	18,761	918,539	—
	3/21/2022[11]	—	—	—	—	—	—	62,224

(1)   Equity awards granted prior to June 21, 2016 were granted pursuant to our 2008 Stock Option Plan (as amended and restated, the "2008 Plan"). Each stock option under the 2008 Plan is immediately exercisable. Equity awards granted on or after June 21, 2016 were granted pursuant to our 2016 Plan.



(2)   Unless otherwise described in the footnotes below, the vesting of each equity award on a vesting date is subject to the applicable named executive officer's continued employment with us through such vesting date.

(3)   This column represents the fair market value of a share of our Class A common stock on the date of the grant, as determined by the administrator of our 2008 Plan or 2016 Plan, as applicable.

(4)   The market values of the unvested RSUs and unearned PSUs are calculated by multiplying the number of unvested or unearned units, respectively, by the closing price of our Class A common stock, as reported on the NYSE, of $48.96 per share on December 30, 2022 (the last trading day of 2022).

(5)   The shares subject to the stock option are fully vested.

(6)   The shares subject to the stock option vest as follows: 33% of the shares subject to the stock option vest in equal quarterly installments between the first and second anniversaries of December 31, 2019, 33% of the shares subject to the stock option vest in equal quarterly installments between the second and third anniversaries of December 31, 2019 and 34% of the shares subject to the stock option vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2019.

(7)   The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of December 31, 2019, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of December 31, 2019 and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2019.

(8)   The shares subject to the stock option vest as follows: 33% of the shares subject to the stock option vest in equal quarterly installments between the first and second anniversaries of December 31, 2020, 33% of the shares subject to the stock option vest in equal quarterly installments between the second and third anniversaries of December 31, 2020 and 34% of the shares subject to the stock option vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2020.

(9)   The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of December 31, 2020, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of December 31, 2020 and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2020.

(10)   The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of January 1, 2022, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of January 1, 2022, and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of January 1, 2022.

(11)   The PSUs vest in three tranches subject to the achievement of certain performance metrics for 2022, 2023 and 2024. The first tranche will vest if the minimum organic revenue growth threshold is achieved for 2022 and the payout will be based on the organic revenue growth target achieved for 2022, with the payout interpolated for performance between targets. The second and third tranches will vest if both (i) the minimum organic revenue growth threshold and (ii) the non-GAAP income from operations threshold are achieved for 2023 and 2024, respectively. Vesting of these PSUs will range up to 100% above the target based on levels of performance. On February 22, 2023, 98.5% of the first tranche of PSUs subject to these awards were deemed earned and vested based on our performance for 2022. As a result, the following number of PSUs were outstanding as of December 31, 2022 but were forfeited on February 22, 2023 based on our performance for 2022: 1,189 of these PSUs for Mr. Lawson, 688 of these PSUs for Mr. Shipchandler, 688 of these PSUs for Mr. Manor, and 313 of these PSUs for Mr. Wagner. In connection with Mr. Manor's termination of employment on February 28, 2023, all unvested PSUs as of that date were forfeited to us.

(12)   The shares subject to the stock option vest as follows: 33% of the shares subject to the stock option vest in equal quarterly installments between the first and second anniversaries of December 31, 2021, 33% of the shares subject to the stock option vest in equal quarterly installments between the second and third anniversaries of December 31, 2021 and 34% of the shares subject to the stock option vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2021.

(13)   The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of December 31, 2021, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of December 31, 2021 and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2021.

(14)   The shares subject to this option vest as follows: 1/48th of the shares subject to the stock option vest on July 21, 2022, and the remaining shares subject to the stock option vest monthly over the next 47 months on July 21.

(15)   The RSUs vest as follows: 1/16th of the RSUs vest on August 15, 2022, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.

(16)   The shares subject to the option vest as follows: 3/48th of the shares subject to the stock option vest on February 15, 2022 and the remaining shares subject to the stock option vest in equal monthly installments over the remaining 45 months. In connection with Mr. Manor's termination of employment on February 28, 2023, the shares subject to the unvested portion of this stock option were forfeited to us.

(17)   The RSUs vest as follows: 1/16th of the RSUs vest on February 15, 2022, and 1/16th of the RSUs vest quarterly for the next 15 quarters on May 15, August 15, November 15 and February 15. In connection with Mr. Manor's termination of employment on February 28, 2023, all unvested RSUs as of that date were forfeited to us.

(18)   The RSUs vest as follows: 29.17% of the RSUs vest on February 15, 2023 and the remaining RSUs vest quarterly over the next eleven quarters on February 15, May 15, August 15 and November 15, with a final vesting of 2.08% of the RSUs on February 15, 2026.



Option Exercises and Stock Vested Table

The following table presents, for each of our named executive officers, the shares of our common stock that were acquired upon the exercise of stock options and vesting of RSUs and the related value realized during 2022.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1][2]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1][3]
Jeff Lawson	—	—	48,292	4,432,787
Khozema Shipchandler	6,430	1,025,681	40,596	4,308,380
Elena Donio	—	—	37,717	2,659,968
Eyal Manor	—	—	31,361	3,498,717
Dana Wagner	—	—	14,507	1,283,471

(1) These values assume that the fair market value of the Class B common stock underlying certain of the stock options and RSUs, which is not listed or approved for trading on or with any securities exchange or association, is equal to the fair market value of our Class A common stock. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder or upon certain transfers of such shares.

(2) The aggregate value realized upon the exercise of a stock option represents the difference between the aggregate market price of the shares of our Class A common stock, exercised on the date of exercise and the aggregate exercise price of the stock option.

(3) The aggregate value realized upon the vesting and settlement of the RSUs represents the aggregate market price of the shares of our Class A common stock or Class B common stock (which is assumed to be equal to our Class A common stock as described in footnote (1) above), as applicable, that vested on the date of settlement.

Employment Agreements or Offer Letters with Named Executive Officers

We have entered into employment offer letters or promotion letters with each of our named executive officers, except our Chief Executive Officer, in connection with his or her employment with us that provide for, among other things, annual base salary and grants of equity awards. For a summary of the material terms and conditions of these arrangements, as well as an estimate of the potential payments and/or benefits payable to our named executive officers under these arrangements, see the description below and the section titled "—Potential Payments Upon Termination or Change in Control" below.

Jeff Lawson

We have not entered into an employment offer letter or employment agreement with Mr. Lawson.

Khozema Shipchandler

On August 22, 2018, we entered into an employment offer letter with Mr. Shipchandler, who then served as our Chief Financial Officer. The employment offer letter provided for Mr. Shipchandler's "at-will" employment and set forth his initial annual base salary and an initial stock option and RSU grant, as well as his eligibility to participate in our benefit plans generally. Mr. Shipchandler is subject to our standard employment, confidential information, invention assignment and arbitration agreement.

Elena Donio

On April 29, 2022, we entered into an employment offer letter with Ms. Donio, who served as our President of Revenue until March 1, 2023, at which time she became our President, Twilio Data & Applications. The employment offer letter provided for Ms. Donio's "at-will" employment and set forth her initial annual base salary, initial RSU award, which was granted in June 2022, initial stock option award, which was granted in June 2022, as well as her eligibility to participate in our benefit plans generally. Ms. Donio is subject to our standard employment, confidential information, invention assignment and arbitration agreement.

Eyal Manor

On October 8, 2021, we entered into an employment offer letter with Mr. Manor, who served as our Chief Product Officer until February 28, 2023. The employment offer letter provided for Mr. Manor's "at-will" employment and set forth his initial annual base salary and an initial RSU and option grant, as well as his eligibility to participate in our benefit plans generally. Mr. Manor is subject to our standard employment, confidential information, invention assignment and arbitration agreement.



Dana Wagner

On October 5, 2021, we entered into an employment offer letter with Mr. Wagner, who currently serves as our Chief Legal Officer, Chief Compliance Officer and Corporate Secretary. The employment offer letter provided for Mr. Wagner's "at-will" employment and set forth his initial annual base salary, sign-on bonus, and initial RSU award, which was granted in January 2022, as well as his eligibility to participate in our benefit plans generally. Mr. Wagner is subject to our standard employment, confidential information, invention assignment and arbitration agreement.

Potential Payments Upon Termination or Change in Control

Executive Severance Plans

In 2022, we maintained three separate executive severance plans–the Chief Executive Officer Severance Plan, the Key Executive Severance Plan and the VP Severance Plan. In February 2023, we amended the Chief Executive Officer Severance Plan (as amended, the "Amended Chief Executive Officer Severance Plan) and adopted a fourth separate executive severance plan, the Senior Executive Severance Plan (the Amended Chief Executive Officer Severance Plan and the Senior Executive Severance Plan together, the "Executive Severance Plans"). We do not provide for any severance or change in control payments or benefits in our named executive officers' employment offer letters.

As of December 31, 2022, our Chief Executive Officer participated in the Chief Executive Officer Severance Plan (prior to its amendment in February 2023, the "Prior Chief Executive Officer Severance Plan") and each of our then-current named executive officers (other than our Chief Executive Officer) participated in the Key Executive Severance Plan (together the "Prior Severance Plans"). Following the amendment of the Chief Executive Officer Severance Plan and the adoption of the Senior Executive Severance Plan in February 2023, our Chief Executive Officer participates in the Amended Chief Executive Officer Severance Plan and each of our current named executive officers (other than our Chief Executive Officer), participates in the Senior Executive Severance Plan, as further described below. Both the Prior Severance Plans and the Executive Severance Plans provide for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment in connection with a change in control of our company.

Our Prior Severance Plans provided and the Executive Severance Plans provide that upon a termination of employment by us for any reason other than for "cause" (as defined in the applicable plan), death or disability outside of the change in control period (i.e., the period beginning three months prior to and ending 12 months after, a "change in control," as defined in the applicable plan), an eligible participant will be entitled to receive, subject to the execution and delivery of an effective release of claims in our favor, (i) a lump sum cash payment equal to nine months (under the Prior Chief Executive Officer Severance Plan) or 18 months of base salary for our Chief Executive Officer (under the Amended Chief Executive Officer Severance Plan), and six months (under the Key Executive Severance Plan) or 12 months (under the Senior Executive Severance Plan) of base salary for our other named executive officers, and (ii) a monthly cash payment for up to nine months (under the Prior Chief Executive Officer Severance Plan) or 18 months (under the Amended Chief Executive Officer Severance Plan) for our Chief Executive Officer and up to six months (under the Key Executive Severance Plan) or 12 months (under the Senior Executive Severance Plan) for our other named executive officers equal to the monthly contribution we would have made to provide health insurance to the named executive officer if he or she had remained employed by us. Pursuant to both the Prior Chief Executive Officer Severance Plan and the Amended Chief Executive Officer Severance Plan and the Senior Executive Severance Plan, our Chief Executive Officer and the named executive officers are also entitled to such benefits upon a resignation of employment for "good reason" (as defined in the applicable plan) outside of the change in control period. In addition, upon a (i) termination of employment by us other than due to cause, death or disability or (ii) a resignation of employment for "good reason", in each case, outside of the change in control period, our Chief Executive Officer will be entitled to 12 months (under the Prior Chief Executive Officer Severance Plan) or 18 months (under the Amended Chief Executive Officer Severance Plan) of acceleration of vesting for outstanding and unvested time-based equity awards.

Our Prior Severance Plans provided and the Executive Severance Plans provide that upon a (i) termination of employment by us other than due to cause, death or disability or (ii) a resignation of employment for "good reason" (as defined in the applicable plan), in each case, within the change in control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective release of claims in our favor, (1) a lump sum cash payment equal to 18 months (under the Prior Chief Executive Officer Severance Plan) or 24 months (under the Amended Chief Executive Officer Severance Plan) of base salary for our Chief Executive Officer and 12 months (under the Key Executive Severance Plan) or 18 months (under the Senior Executive Severance Plan) of base salary for our other named executive officers, (2) a monthly cash payment for up to 18 months (under the Prior Chief Executive Officer Severance Plan) or 24 months (under the Amended Chief Executive Officer Severance Plan) for our Chief Executive Officer and up to 12 months (under the Key Executive Severance Plan) or 18 months (under the Senior Executive Severance Plan) for our other named executive officers equal to the monthly contribution we would have made to provide health insurance to the named executive officer if he or she had remained employed by us, and (3) full accelerated vesting of all outstanding and unvested equity awards held by our named executive officers; provided, that the performance conditions applicable to any stock-based awards subject to performance conditions will be deemed satisfied at the target level specified in the terms of the applicable award agreement.

The payments and benefits provided under the severance plans in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable to an eligible participant in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him or her.

Other Change in Control Arrangements

The 2022 Annual PSU grant agreement for each named executive officer provides that, upon a Sale Event (as defined in the 2016 Plan), (i) each then-outstanding PSU associated with the fiscal year in which the Sale Event occurs shall vest based on the higher of (1) the target level of performance or (2) the actual level of performance as of the Sale Event, as determined in the sole discretion of the compensation and talent management committee, and (ii) all PSUs with respect to such fiscal year that do not vest based on such calculation, and all PSUs with respect to any fiscal year that has not yet commenced as of the Sale Event, shall be forfeited without payment.

Executive Compensation Tables



The following table presents information concerning estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers who were serving as named executive officers as of the end of 2022 under the Prior Chief Executive Officer Severance Plan or the Key Executive Severance Plan, as applicable.

The payments and benefits set forth below are estimated assuming that the termination or change in control event occurred on the last business day of 2022 using the closing market price of our stock on that date. Actual payments and benefits could be different if such events were to occur on any other date or at any other price or if any other assumptions are used to estimate potential payments and benefits.

Name	Payment Elements	Qualifying Termination Not in Connection with a Change in Control ($)[1]	Qualifying Termination in Connection with a Change in Control ($)[2]	Change in Control without Termination of Employment ($)
Jeff Lawson	Salary	100,500[5]	201,000[6]	—
	Equity Acceleration[3][4]	2,462,003[7]	5,229,124[8]	3,878,220[9]
	Continued Benefits	14,667[10]	29,335[11]	—
	Total	2,557,170	5,459,459	3,878,220
Khozema Shipchandler	Salary	550,000[12]	1,100,000[13]	—
	Equity Acceleration[3][4]	—	3,316,795[8]	2,245,257[9]
	Continued Benefits	9,474[14]	18,948[15]	—
	Total	559,474	4,435,743	2,245,257
Elena Donio	Salary	500,000[14]	1,000,000[13]	—
	Equity Acceleration[3][4]	—	12,773,223[8]	—
	Continued Benefits	9,370[12]	18,739[15]	—
	Total	509,370	13,791,962	—
Eyal Manor	Salary	450,000[12]	900,000[13]	—
	Equity Acceleration[3][4]	—	6,749,577[8]	2,245,257[9]
	Continued Benefits	4,167[14]	8,335[15]	—
	Total	454,167	7,657,912	2,245,257
Dana Wagner	Salary	300,000[12]	600,000[13]	—
	Equity Acceleration[3][4]	—	3,307,003[8]	1,020,571[9]
	Continued Benefits	3,906[14]	7,812[15]	—
	Total	303,906	3,914,815	1,020,571

(1) A "qualifying termination" means a termination other than due to cause, death or disability (or a resignation for good reason, for Mr. Lawson and after February 2023, the other named executive officers under the Senior Executive Severance Plan) and "not in connection with a change in control" means outside of the change in control period.

(2) A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "in connection with a change in control" means within the change in control period. Assumes that in connection with the change in control, outstanding equity awards would have otherwise been assumed, substituted or continued by the successor entity.

(3) Represents the market value of the shares underlying the stock options and RSUs as of December 31, 2022, based on the closing price of our Class A common stock, as reported on the NYSE, of $48.96 per share on December 30, 2022 (the last trading day of 2022).

(4) See "—Other Compensation Policies and Practices—Death Equity Acceleration Policy" which discusses the treatment of equity awards upon the termination due to death of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries.

(5) Represents nine months of our Chief Executive Officer's annual base salary as provided under the Prior Chief Executive Officer Severance Plan. Under the Amended Chief Executive Officer Severance Plan, this would represent 18 months of our Chief Executive Officer's annual base salary, or $201,000.

(6) Represents 18 months of our Chief Executive Officer's annual base salary as provided under the Prior Chief Executive Officer Severance Plan. Under the Amended Chief Executive Officer Severance Plan, this would represent 24 months of our Chief Executive Officer's annual base salary, or $268,000.



(7)   Represents 12 months of accelerated vesting for outstanding and unvested time-based equity awards as provided under the Prior Chief Executive Severance Plan. Under the Amended Chief Executive Officer Severance Plan, this would represent 18 months of accelerated vesting for outstanding and unvested time-based equity awards or $3,220,932.

(8)   Represents acceleration of vesting of 100% of the total number of shares underlying outstanding and unvested stock options and RSUs.

(9)   Represents the vesting of outstanding PSUs for the fiscal year 2022 performance period upon a change in control and assumes such PSUs vest at the target level of performance.

(10)   Represents nine months of our contribution towards health insurance, based on our actual costs to provide health insurance to our Chief Executive Officer immediately prior to termination as provided under the Prior Chief Executive Officer Severance Plan. Under the Amended Chief Executive Officer Severance Plan, this would represent 18 months of our contribution towards health insurance, based on our actual costs to provide health insurance to our Chief Executive Officer immediately prior to termination, or $29,335.

(11)   Represents 18 months of our contribution towards health insurance, based on our actual costs to provide health insurance to our Chief Executive Officer immediately prior to termination as provided under the Prior Chief Executive Officer Severance Plan. Under the Amended Chief Executive Officer Severance Plan, this would represent 24 months of our contribution towards health insurance, based on our actual costs to provide health insurance to our Chief Executive Officer immediately prior to termination, or $39,113.

(12)   Represents six months of the applicable named executive officer's annual base salary as provided under the Key Executive Severance Plan. Under the Senior Executive Severance Plan, this would represent 12 months of the applicable named executive officer's annual base salary, or $1,100,000 for Mr. Shipchandler, $1,000,000 for Ms. Donio, $900,000 for Mr. Manor, or $600,000 for Mr. Wagner.

(13)   Represents 12 months of the applicable named executive officer's annual base salary as provided under the Key Executive Severance Plan. Under the Senior Executive Severance Plan, this would represent 18 months of the applicable named executive officer's annual base salary, or $1,650,000 for Mr. Shipchandler, $1,500,000 for Ms. Donio, $1,350,000 for Mr. Manor, or $900,000 for Mr. Wagner.

(14)   Represents six months of our contribution toward health insurance, based on our actual costs to provide health insurance to the applicable named executive officer immediately prior to termination as provided under the Key Executive Severance Plan. Under the Senior Executive Severance Plan, this would represent 12 months of our contribution toward health insurance, based on our actual costs to provide health insurance to the applicable named executive officer immediately prior to termination, or $18,948 for Mr. Shipchandler, $18,739 for Ms. Donio, $8,335 for Mr. Manor, or $7,812 for Mr. Wagner.

(15)   Represents 12 months of our contribution towards health insurance, based on our actual costs to provide health insurance to the applicable named executive officer immediately prior to termination as provided under the Key Executive Severance Plan. Under the Senior Executive Severance Plan, this would represent 18 months of our contribution toward health insurance, based on our actual costs to provide health insurance to the applicable named executive officer immediately prior to termination, or $28,421 for Mr. Shipchandler, $28,109 for Ms. Donio, $12,502 for Mr. Manor, or $11,718 for Mr. Wagner.

CEO Pay Ratio



Pursuant to SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our Chief Executive Officer, and the annual total compensation of our employees (other than our Chief Executive Officer) for the year ended December 31, 2022:

- the annual total compensation of our median employee was $279,607; and

- the annual total compensation of our Chief Executive Officer was $49,377,469, as reported in the "Total Compensation" column in the "Summary Compensation Table" included in this proxy statement.

Based on this information, for 2022, the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee was 177:1. We calculated the annual total compensation for the median employee using the same methodology we used for our named executive officers in our Summary Compensation Table to yield the median annual total compensation disclosed above.

Under the pay ratio rules, a company is required to identify its median employee only once every three years and calculate total compensation for that employee each year, provided that, during the company's last completed fiscal year there has been no change in its employee population or employee compensation arrangements that it reasonably believes would result in a significant change to its pay ratio disclosure. Because we did not experience any change in our employee population or employee compensation arrangements in 2022 that we reasonably believe would significantly impact the pay ratio disclosure, we have continued to use the median employee identified as of the end of 2021 for purposes of this 2022 pay ratio disclosure and we did not re-determine our median compensated employee for the year ended December 31, 2022.

In identifying the median compensated employee for the year ended December 31, 2021, as permitted by SEC rules, we reviewed total direct compensation based on our consistently applied compensation measure, which we calculated as actual salary paid to our employees for 2021, actual sales commission earned by our employees in 2021, and the grant date fair value of equity awards granted to our employees in 2021. We used December 31, 2021, the last day of our 2021 fiscal year, to determine our employee population. In determining this population, we included all worldwide full-time and part-time employees other than our Chief Executive Officer. We excluded contractors, workers employed through a third-party provider, individuals with zero pay in 2021, and 380 employees of ValueFirst Digital Media Private Limited, which was acquired by us in 2021, from our employee population, but the employees of ValueFirst Digital Media Private were included in the total employee count for 2022 when we evaluated whether there had been a change in our employee population or employee compensation arrangements that would result in a significant change to our pay ratio disclosure. For employees paid in other than U.S. dollars, we converted their compensation to U.S. dollars using the exchange rates used by us for various purposes in effect on December 31, 2021 and did not make any cost-of-living adjustments to such compensation. We did not annualize total direct compensation for employees employed by us for less than the full year. Using our consistently applied compensation measure, we identified a median employee who is a full-time U.S.-based salaried employee.

The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. We believe our methodologies are reasonable and best reflect how we view these metrics. However, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay Versus Performance



As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of our company. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our company's performance, refer to "Executive Compensation—Compensation Discussion and Analysis."

In determining the "compensation actually paid" to our named executive officers (our "NEOs"), we are required to make various adjustments to amounts that have been previously reported in the Summary Compensation Table in each such previous year, as the valuation methods for this disclosure under Item 402(v) differ from those required in reporting the compensation information in the Summary Compensation Table. For our NEOs other than our principal executive officer (our "PEO"), compensation is reported as an average.

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On:		Net Income (Loss) (millions)[7]	Organic Revenue Growth[8]
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	$49,377,469	($ 19,994,765)	$29,982,991	($ 1,557,065)	$ 50	$139	($1,256)	30%
2021	$14,625,745	($ 7,753,781)	$14,523,754	($ 2,409,804)	$268	$194	($ 950)	42%
2020	$13,786,872	$121,274,654	$ 6,839,349	$74,018,467	$344	$144	($ 491)	49%

(1)   Jeff Lawson served as our PEO for the entirety of 2022, 2021 and 2020. The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Lawson for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Executive Compensation Tables—Summary Compensation Table."

(2)   The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Lawson, as computed in accordance with Item 402(v) of Regulation S-K. The company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Lawson during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Lawson's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Compensation Actually Paid to PEO
2022	$49,377,469	($49,228,812)	($ 20,143,422)	($ 19,994,765)
2021	$14,625,745	($13,927,475)	($ 8,452,051)	($ 7,753,781)
2020	$13,786,872	($13,494,067)	$120,981,849	$121,274,654

Note that due to rounding, the number shown in the "Compensation Actually Paid to PEO" column may not match the exact number obtained by adding and subtracting the numbers in the prior columns or shown above.

(a)   The reported value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b)   The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the applicable year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings



paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	$15,250,786	($15,054,968)	—	($20,339,240)	—	—	($ 20,143,422)
2021	$ 8,699,619	($13,838,026)	—	($ 3,313,645)	—	—	($ 8,452,051)
2020	$48,536,748	$46,236,918	—	$26,208,183	—	—	$120,981,849

(3)   The dollar amounts reported in column (d) represent the average of the amounts reported for our NEOs as a group (other than Mr. Lawson) in the "Total" column of the Summary Compensation Table in each applicable year. Our NEOs included in this calculation for each year are:

- 2022 – Khozema Shipchandler, Elena Donio, Eyal Manor and Dana Wagner
- 2021 – Khozema Shipchandler, Eyal Manor, Marc Boroditsky, Dana Wagner, George Hu and Chee Chew
- 2020 – Khozema Shipchandler, George Hu, Chee Chew and Karyn Smith

(4)   The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (other than Mr. Lawson), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (other than Mr. Lawson) during the applicable year. The company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (other than Mr. Lawson) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments[a]	Average Compensation Actually Paid to Non-PEO NEOs
2022	$29,982,991	($29,144,104)	($ 2,395,952)	($ 1,557,065)
2021	$14,523,754	($14,002,103)	($ 2,931,455)	($ 2,409,804)
2020	$ 6,839,349	($ 6,264,774)	$73,443,892	$74,018,467

Note that due to rounding, the number shown in the "Average Compensation Actually Paid to Non-PEO NEOs" column may not match the exact number obtained by adding and subtracting the numbers in the prior columns or shown above.

(a)   The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2022	$10,365,057	($ 9,028,324)	$1,203,198	($ 4,935,883)	—	—	($ 2,395,952)
2021	$10,773,567	($ 3,580,668)	$ 284,963	$ 394,588	($10,803,904)	—	($ 2,931,455)
2020	$22,533,770	$31,808,770	—	$19,101,352	—	—	$73,443,892

(5)   TSR is determined based on the value of an initial fixed investment of $100 in our Class A common stock on December 31, 2019, assuming the reinvestment of any dividends.

(6)   The peer group used for this purpose is the following published industry index: S&P 500 Information Technology Index, which is an industry index reported in our most recent Annual Report on Form 10-K.

(7)   The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.



(8) Organic revenue growth is a non-GAAP financial measure. Please refer to Appendix A of this proxy statement for its definition and a reconciliation of organic revenue growth to GAAP revenue. While we use numerous financial and non-financial performance measures for the purpose of evaluating performance for our compensation programs, we have determined that organic revenue growth is the financial performance measure that, in our assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the company to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to company performance.

Financial Performance Measures

The following table sets forth an unranked list of the most important financial performance measures used by us to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance.

- Organic revenue growth
- Non-GAAP income from operations

We used fewer than three important financial performance measures to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance. The list above includes all financial performance measures that were used in 2022 for this purpose.

Organic revenue growth and non-GAAP income from operations are non-GAAP financial measures. See Appendix A for more information.

Relationship between Compensation Actually Paid presented in the Pay versus Performance Table and Other Table Elements

As described in more detail in the section "Executive Compensation—Compensation Discussion and Analysis," our executive compensation program reflects a variable pay-for-performance philosophy. While we utilize several performance measures to align executive compensation with company performance, all of those company measures are not presented in the Pay versus Performance table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

For purposes of the Pay versus Performance disclosure, we measure our TSR performance against the industry-focused index disclosed in the stock performance graph of our Annual Report on Form 10-K. The comparison assumes $100 was invested in our Class A common stock and in the S&P 500 Information Technology Index for the period starting December 31, 2019 and was held through the end of each year listed in the first table set forth above. All dollar values assume reinvestment of dividends paid by companies, where applicable, included in the S&P 500 Information Technology Index. Historical stock performance is not necessarily indicative of future stock performance.



Compensation Actually Paid vs. TSR

Pay Versus Performance





Equity Compensation Plan Information



The following table provides information as of December 31, 2022 with respect to the shares of our common stock that may be issued under our existing equity compensation plans. We will not grant equity awards in the future under any of the equity compensation plans not approved by stockholders included in the table below.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders[1]	24,935,455[2]	$81.5285[3]	27,499,828[4]
Equity compensation plans not approved by stockholders[5]	405,350	$44.6041	—
Total	25,340,805	$75.5383	27,499,828

(1)   Includes the following plans: our 2008 Plan, 2016 Plan, and our ESPP. We no longer make grants subject to our 2008 Plan.

(2)   Consists of stock options, RSUs, PSUs and DSUs. The number of PSUs included in these amounts consists of (i) the actual number of PSUs earned for the completed 2022 performance period and (ii) for the 2023 and 2024 performance periods, the number of PSUs that would be earned assuming 100% of target level performance. The actual number of shares that will be issued under the PSUs referenced in clause (ii) depends on the performance over the applicable performance period.

(3)   Excludes shares issuable upon vesting of outstanding RSUs, PSUs and DSUs as of December 31, 2022, since they have no exercise price.

(4)   As of December 31, 2022, a total of 19,851,399 shares of our Class A common stock were reserved for issuance pursuant to the 2016 Plan. This number includes 3,783,548 shares of our Class A common stock reserved and available for issuance under the SendGrid 2009 Plan, the SendGrid 2012 Plan and the SendGrid 2017 Plan that we assumed, which were approved by the stockholders of SendGrid, but not by a separate vote of our stockholders; such shares became available for issuance under our 2016 Plan, but awards using such shares may not be granted to individuals who were employed, immediately prior to the acquisition, by us or our subsidiaries. The 2016 Plan provides that the number of shares reserved and available for issuance under the 2016 Plan will automatically increase each January 1, beginning on January 1, 2017, by 5% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation and talent management committee. As of December 31, 2022, a total of 7,648,429 shares of our Class A common stock were available for future issuance pursuant to the ESPP. The ESPP provides that the number of shares reserved and available for issuance under the ESPP will automatically increase each January 1, beginning on January 1, 2017, by the lesser of 1,800,000 shares of our Class A common stock, 1% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation and talent management committee.

(5)   Includes shares of our Class A common stock to be issued upon outstanding stock option and RSU awards under the following plans, which awards were assumed in connection with our acquisitions of SendGrid, Segment.io, Inc. ("Segment") and Zipwhip Inc. ("Zipwhip"): SendGrid's Amended and Restated 2009 Equity Incentive Plan, Amended and Restated 2012 Equity Incentive Plan, and Amended and Restated 2017 Equity Incentive Plan; Segment's Fifth Amended and Restated 2013 Stock Option and Grant Plan; and Zipwhip's 2008 Stock Plan and 2018 Equity Incentive Plan. No further grants may be made under any of these plans.

Security Ownership of Certain Beneficial Owners and Management



The following table sets forth certain information available to us with respect to the beneficial ownership of our capital stock as of March 31, 2023, for:

- each of our named executive officers;

- each of our directors;

- all of our current directors and executive officers as a group; and

- each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Class A or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of percentage ownership of our common stock on 176,121,918 shares of our Class A common stock and 9,617,605 shares of our Class B common stock outstanding on March 31, 2023. We have deemed shares of our capital stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2023 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We have deemed shares of our capital stock subject to RSUs for which the service condition has been satisfied or would be satisfied within 60 days of March 31, 2023 to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. However, we did not deem these shares subject to stock options or RSUs outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

| Name of Beneficial Owner | Shares Beneficially Owned | | | | | |
| | Class A Common Stock | | Class B Common Stock | | | |
	Shares	%	Shares	%	Voting %†	Ownership %
Named Executive Officers and Directors:						
Jeff Lawson[1]	893,950	*	5,920,194	59.6%	21.8%	3.7%
Khozema Shipchandler[2]	111,918	*	—	—	*	*
Elena Donio[3]	112,409	*	18,252	*	*	*
Eyal Manor[4]	56,210	*	—	—	*	*
Dana Wagner[5]	31,310	*	—	—	*	*
Charles Bell	—	*	—	—	*	*
Richard Dalzell[6]	18,221	*	76,500	*	*	*
Byron Deeter[7]	528,166	*	—	—	*	*
Donna Dubinsky[8]	9,451	*	—	—	*	*
Jeff Epstein[9]	26,484	*	—	—	*	*
Jeffrey Immelt	22,052	*	—	—	*	*
Deval Patrick	1,635	*	—	—	*	*
Erika Rottenberg[10]	13,051	*	15,300	*	*	*
Miyuki Suzuki	2,858	*	—	—	*	*

Security Ownership of Certain Beneficial Owners and Management



Name of Beneficial Owner	Shares Beneficially Owned					
	Class A Common Stock		Class B Common Stock			
	Shares	%	Shares	%	Voting %†	Ownership %
All executive officers and directors as a group (13 persons)(11):	1,771,505	1.0%	6,030,246	60.2%	22.4%	4.2%
5% Stockholders:						
The Vanguard Group(12)	16,537,284	9.4%	—	—	6.1%	8.9%
BlackRock, Inc.(13)	11,262,428	6.4%	—	—	4.1%	6.1%
Amazon.com NV Investment Holdings LLC(14)	—	—	1,768,346	18.4%	6.5%	*
John Wolthuis(15)	—	—	1,278,474	13.3%	4.7%	*
Evan M. Cooke(16)	—	—	906,274	9.4%	3.3%	*

* Represents less than 1%.

† Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class A common stock are entitled to one vote per share, and the holders of our Class B common stock are entitled to 10 votes per share.

(1) Consists of (i) 316,195 shares of Class A common stock held by Mr. Lawson and Erica Freeman Lawson, as trustees of the Lawson Revocable Trust dated 10/2/11, (ii) 4,580,822 shares of Class B common stock by Mr. Lawson and Erica Freeman Lawson, as trustees of the Lawson Revocable Trust dated 10/2/11, (iii) 1,022,705 shares of Class B common stock held by J.P. Morgan Trust Company, as trustee of the Lawson 2014 Irrevocable Trust dated 12/29/2014, (iv) 577,755 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2023, and (v) 316,667 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of March 31, 2023.

(2) Consists of (i) 38,712 shares of Class A common stock held by Mr. Shipchandler and (ii) 73,206 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2023.

(3) Consists of (i) 55,470 shares of Class A common stock held by Ms. Donio, (ii) 18,252 shares of Class B common stock held by Ms. Donio, (iii) 38,304 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2023 and (iv) 18,635 shares of Class A common stock issuable upon the settlement of RSUs releasable within 60 days of March 31, 2023.

(4) Consists of (i) 39,202 shares of Class A common stock held by Mr. Manor and (ii) 17,008 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2023.

(5) Consists of (i) 27,354 shares of Class A common stock held by Mr. Wagner and (ii) 3,956 shares of Class A common stock issuable upon the settlement of RSUs releasable within 60 days of March 31, 2023.

(6) Consists of (i) 18,221 shares of Class A common stock held by Mr. Dalzell and (ii) 76,500 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of March 31, 2023.

(7) Consists of (i) 20,906 shares of Class A common stock held by Mr. Deeter and (ii) 507,260 shares of Class A common stock held by Mr. Deeter and Allison K. Deeter, as trustees of the Deeter Family Trust dated 07/28/2000.

(8) Consists of 9,451 shares of Class A Common stock held by Ms. Dubinsky, as trustee of the Shustek-Dubinsky Family Trust.

(9) Consists of 26,484 shares of Class A common stock held by Mr. Epstein, as trustee of the Epstein Family Revocable Trust.

(10) Consists of (i) 13,051 shares of Class A common stock held of record by Ms. Rottenberg, as trustee of the Erika Rottenberg Revocable Trust dated 1/28/2016 and (ii) 15,300 shares of Class B common stock held of record by Ms. Rottenberg, as trustee of the Erika Rottenberg Revocable Trust dated 1/28/2016.

(11) Consists of (i) 1,064,490 shares of Class A common stock, (ii) 5,637,079 shares of Class B common stock, (iii) 689,265 shares of Class A common stock subject to outstanding stock options that are exercisable within 60 days of March 31, 2023, (iv) 393,167 shares of Class B common stock subject to outstanding stock options that are exercisable within 60 days of March 31, 2023 and (v) 22,591 shares of Class A common stock issuable upon the settlement of RSUs releasable within 60 days of March 31, 2023.

(12) Based on information reported by The Vanguard Group on Schedule 13G/A filed with the SEC on February 9, 2023. Of the shares of Class A common stock beneficially owned, The Vanguard Group reported that it has sole dispositive power with respect to 16,163,148 shares, shared dispositive power with respect to 374,136 shares and shared voting power with respect to 128,135 shares. The Vanguard Group listed its address as 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(13) Based on information reported by BlackRock, Inc. on Schedule 13G/A filed with the SEC on February 7, 2023. Of the shares of Class A common stock beneficially owned, Blackrock, Inc. reported that it has sole dispositive power with respect to 11,262,428 shares and sole voting power with respect to 10,247,699. BlackRock, Inc. listed its address as 55 East 52nd Street, New York, New York 10055.

(14) Based on records provided by our transfer agent. The address recorded with our transfer agent for Amazon NV Investment Holdings LLC was c/o Amazon.com Inc., 410 Terry Avenue North, Seattle, Washington 98109.

(15) Consists of 1,278,474 shares of Class B common stock held by Mr. Wolthuis.

(16) Based on records provided by our transfer agent. The address for Evan M. Cooke, trustee of the General Intelligence Living Trust 17-Nov-14 was 3749 Buchanan Street, San Francisco, California, 94123.

Certain Relationships and Related Party Transactions



In addition to the compensation arrangements discussed in the section titled "Executive Compensation," including employment, termination of employment and change in control arrangements, the following is a description of each transaction since the beginning of our last fiscal year, and each currently proposed transaction in which:

- we have been or are to be a participant;

- the amount involved exceeded or exceeds $120,000; and

- any of our directors, executive officers, or holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

In the second quarter of 2021, we entered into a sublease with Numenta, Inc. ("Numenta"), pursuant to which we subleased 2,420 square feet of our Redwood City office space to Numenta. Donna Dubinsky, a member of our board of directors, serves as the Board Chair of Numenta (and served as its Chief Executive Officer until 2022). The sublease was entered into on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and at market rates. The sublease provided for an initial 12-month term, commencing on August 1, 2021, and gave Numenta the option to renew for two 12-month extension periods. In January 2022, Numenta exercised its option to renew the sublease for the first additional 12-month period, and the monthly rent increased from $18,225 to $18,771.75 per month effective August 1, 2022. The total rent paid to us by Numenta for 2022 was approximately $221,434.

Policies and Procedures for Related Party Transactions

As set forth in our audit committee charter, our audit committee has the primary responsibility for reviewing and approving or disapproving "related person transactions," which, as set forth in our Related Person Transaction Policy, are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our Related Person Transaction Policy, which sets forth guidelines regarding transactions between us and related persons, provides that a related person is defined as (i) any person who is, or at any time since the beginning of our last fiscal year was, a director, executive officer, or nominee for director, (ii) a security holder known to us to beneficially own more than 5% of our Class A common stock or Class B common stock, and (iii) any immediate family members of those described in (i) and (ii). Our audit committee charter provides that our audit committee shall review and oversee all transactions between our company and any related person, and that approval by the audit committee is required for any related person transaction, in accordance with the terms of our Related Person Transaction Policy.

Under this policy, our audit committee will review the relevant facts and circumstances of all related party transactions and either approve, ratify or disapprove of the entry into the transaction. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party and the extent of the related person's interest in the transaction. The policy grants standing pre-approval of certain transactions, including (i) certain compensation arrangements involving directors and executive officers that are required to be reported in our Annual Report on Form 10-K or proxy statement and, with respect to executive officer compensation, satisfy other criteria, including having been approved by our compensation and talent management committee; (ii) certain transactions where the relationship between us and the related person arises only from the related person's position as a director (or, in the case of a partnership, as a limited partner) of, and/or having holdings of less than 10% of, such entity; and (iii) transactions where a related party's interest arises solely from the ownership of our stock and all holders of our stock received the same benefit on a pro rata basis.

2022 Annual Report and SEC Filings

Our financial statements for the year ended December 31, 2022 are included in our annual report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. Our annual report and this proxy statement are posted on our website at https://investors.twilio.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Investor Relations, Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105.

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this proxy statement include, but are not limited to, statements about: our environmental, social, and governance efforts, our sustainability goals, expectations regarding our strategies, products and business plans, our future financial and operating performance, including our profitability, long-term growth and overall future prospects. The outcomes of the events described in these forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from those described in the forward-looking statements, including the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent filings with the SEC. We undertake no obligation to update or review any forward-looking statements made in this proxy statement, except as required by law.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS
San Francisco, California
April 26, 2023

NON-GAAP FINANCIAL MEASURES AND OTHER KEY BUSINESS METRICS

Non-GAAP Financial Measures

In addition to financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this proxy statement includes certain non-GAAP financial measures described below. We use these non-GAAP financial measures to evaluate our ongoing operations, for internal planning and forecasting purposes, and to set targets for our employee compensation programs. These non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered substitutes for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies.

Non-GAAP Income (Loss) from Operations (which is also referred to as Non-GAAP Operating Profit)

For the periods presented, we define non-GAAP income (loss) from operations (which is also referred to as "non-GAAP operating profit") as GAAP income (loss) from operations adjusted to exclude, as applicable, stock-based compensation, amortization of acquired intangibles, acquisition related expenses, payroll taxes related to stock-based compensation, charitable contributions, restructuring costs, and impairment of long-lived assets.

Organic Revenue

For the periods presented, we define organic revenue as GAAP revenue, excluding (i) revenue from each acquired or divested business and (ii) revenue from application-to-person ("A2P") 10DLC fees imposed by major U.S. carriers on our core messaging business, in each case until the beginning of the first full quarter following the one-year anniversary of the closing date of such acquisition or divestiture or the initial date such fees were charged; provided that if an acquisition or divestiture closes or such fees are initially charged on the first day of a quarter, such revenue will be included in organic revenue beginning on the one-year anniversary of the closing date of such acquisition or divestiture or the initial date such fees were charged. A2P 10DLC fees are fees imposed by U.S. mobile carriers for A2P SMS messages delivered to its subscribers, and we pass these fees to our messaging customers at cost.

Organic Revenue Growth

For the periods presented, we calculate organic revenue growth by dividing (i) organic revenue for the period presented less organic revenue in the corresponding period in the prior year by (ii) organic revenue in the corresponding period in the prior year. If revenue from certain acquisitions, divestitures or A2P 10DLC fees is included in organic revenue in the period presented, then revenue from the same acquisitions, divestitures and A2P 10DLC fees is included in organic revenue in the corresponding period in the prior year for purposes of the denominator in the organic revenue growth calculation. As a result, the denominator used in this calculation will not always equal the organic revenue reported for the prior period.

Appendix A

Reconciliation of GAAP to Non-GAAP Financial Measures

Income (Loss) from Operations to Non-GAAP (Loss) Income from Operations

	Year Ended December 31	
	2021	2022
	(in thousands)	
GAAP loss from operations	$(1,205,308)	$(915,584)
Non-GAAP adjustments:	—	—
Stock-based compensation	784,285	632,285
Amortization of acquired intangibles	206,181	198,784
Acquisition-related expenses	2,621	7,449
Charitable contributions	9,541	31,169
Payroll taxes related to stock-based compensation	23,832	48,417
Restructuring costs	76,636	—
Impairment of long-lived assets	97,722	—
Non-GAAP income (loss) from operations	$ (4,490)	$ 2,520

Revenue to Organic Revenue and Organic Revenue Growth

	Year Ended December 31		
	2022	2021	2020
	(in thousands)		
GAAP Revenue	$3,826,321	$2,841,839	$1,761,776
Less: Acquisition revenue	$ 128,619	$ 320,127	$ 82,920
Less: A2P 10DLC revenue	$ 86,338	$ 110,241	$ 35,505
Organic revenue	$3,611,364	$2,411,472	$1,643,351
GAAP revenue growth	35%	61%	55%
Organic revenue growth	30%[1]	42%[2]	49%[3]

[1] Organic revenue for the year ended December 31, 2021, when used as the denominator for organic revenue growth for the year ended December 31, 2022, excludes $26 million of acquisition revenue and $31 million of A2P 10DLC fee revenue.

[2] Organic revenue for the year ended December 31, 2020, when used as the denominator for organic revenue growth for the year ended December 31, 2021, excludes $24 million of acquisition revenue and $36 million of A2P 10DLC fee revenue.

[3] Organic revenue for the year ended December 31, 2019, when used as the denominator for organic revenue growth for the year ended December 31, 2020, excludes $29 million of acquisition revenue. Revenue for the year ended December 31, 2019 was $1,135 million.

Key Business Metrics

We review a number of operational and financial metrics, including Active Customer Accounts, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These metrics are not based on any standardized industry methodology and are not necessarily calculated in the same manner or comparable to similarly titled measures presented by other companies. Similarly, these metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. The numbers that we use to calculate Active Customer Accounts are based on internal data. While these numbers are based on what we believe to be reasonable judgments and estimates for the applicable period of measurement, there are inherent challenges in measuring usage. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations, and financial condition would be harmed.

Active Customer Accounts

We define an Active Customer Account at the end of any period as an individual account, as identified by a unique account identifier, for which we have recognized at least $5 of revenue in the last month of the period. A single organization may constitute multiple unique Active Customer Accounts if it has multiple account identifiers, each of which is treated as a separate Active Customer Account.

We believe that the number of Active Customer Accounts is an important indicator of the growth of our business, the market acceptance of our platform and future revenue trends. We believe that use of our platform by customers at or above the $5 per month threshold is a stronger indicator of potential future engagement than trial usage of our platform or usage at levels below $5 per month.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K
_____

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934**

For the fiscal year ended December 31, 2022

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-37806

_____



TWILIO INC.
(Exact name of registrant as specified in its charter)

_____

Delaware	**26-2574840**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

101 Spear Street, Fifth Floor
San Francisco, California 94105
(Address of principal executive offices) (Zip Code)

(415) 390-2337
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	TWLO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act: Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of stock held by non-affiliates as of June 30, 2022 (the last business day of the registrant's most recently completed second quarter) was $13.1 billion based upon $83.81 per share, the closing price of the registrant's Class A common stock on that date on the New York Stock Exchange. Determination of stock ownership by non-affiliates was made solely for the purpose of responding to this requirement and the registrant is not bound by this determination for any other purpose.

On February 17, 2023, 177,657,156 shares of the registrant's Class A common stock and 9,617,605 shares of registrant's Class B common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

TWILIO INC.
Annual Report on Form 10-K
For the Year Ended December 31, 2022
TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	4
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	45
Item 2.	Properties	45
Item 3.	Legal Proceedings	46
Item 4.	Mine Safety Disclosures	46
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	46
Item 6.	[Reserved]	47
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	47
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	62
Item 8.	Financial Statements and Supplementary Data	63
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	105
Item 9A.	Controls and Procedures	105
Item 9B.	Other Information	106
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	106
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	106
Item 11.	Executive Compensation	106
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	106
Item 13.	Certain Relationships and Related Transactions, and Director Independence	106
Item 14.	Principal Accountant Fees and Services	106
PART IV		
Item 15.	Exhibit and Financial Statement Schedules	107
Item 16.	Form 10-K Summary	109

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- the impact of macroeconomic uncertainties and significant market volatility in the global economy, on our customers, partners, employees and business;

- our future financial performance, including expectations regarding our revenue, cost of revenue, gross margin and operating expenses, ability to generate positive cash flow and ability to achieve and sustain profitability, and the assumptions underlying such expectations;

- the benefits and efficiencies we expect to derive from recent workforce reductions and other cost-saving initiatives, including reducing our global office footprint;

- our anticipated strategies and business plans, including the expected costs and benefits of our business unit reorganization and changes to our leadership structure;

- our expectations regarding our Data & Applications business, including increased investment and go-to-market focus to capture market share and increase revenue growth;

- our expectations regarding our Communications business, including anticipated cash flows and strategy for streamlining the customer experience, including increased focus on self-serve capabilities;

- our ability to retain and increase revenue from existing customers and attract new customers, including enterprises and international organizations;

- our ability to maintain reliable service levels for our customers;

- our anticipated investments in sales and marketing, research and development and additional systems and processes to support our growth;

- our ability to compete effectively in an intensely competitive market, including our ability to set optimal prices for our products and adapt and respond effectively to rising costs, rapidly changing technology and evolving customer needs, requirements, and preferences;

- potential harm caused by compromises in security, data and infrastructure, including cybersecurity protections;

- our ability to comply with modified or new industry standards, laws and regulations applying to our business;

- our ability to make progress on our environmental, social and governance ("ESG") programs, goals and commitments;

- our ability to manage changes in network service provider fees that we pay in connection with the delivery of communications on our platform;

- investments and costs required to prevent, detect and remediate potential cybersecurity threats, incidents and breaches of ours or our customers' systems or information;

- our ability to optimize our network service provider coverage and connectivity;

- our ability to work closely with email inbox service providers to maintain deliverability rates;

- the impact and expected results from changes in our relationships with our larger customers;

- our ability to form and expand partnerships with technology partners and consulting partners;

- anticipated technology trends, such as the use of and demand for cloud communications and customer engagement tools;

- our ability to successfully enter into new markets and manage our international expansion;

- the sufficiency of our cash and cash equivalents to meet our liquidity needs;

- our expectations regarding our share repurchase program;

- our ability to maintain, protect and enhance our intellectual property;

- our ability to successfully defend litigation brought against us;

- our ability to service the interest on our 3.625% senior notes due 2029 ("2029 Notes") and on our 3.875% notes due 2031 ("2031 Notes," and together with the 2029 Notes, the "Notes"), and repay such Notes;

- our customers' and other platform users' violation of our policies or other misuse of our platform; and

- our ability to successfully integrate and realize the benefits of our past or future strategic acquisitions or investments.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations and financial condition. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described below in Part II, Item 1A, "Risk Factors," and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

PART I

Item 1. *Business*

Overview

We enable businesses of all sizes and across numerous industries to revolutionize how they engage with their customers. Our leading customer engagement platform ("CEP") comprises a suite of flexible software and communications solutions that allow businesses to deliver seamless, trusted and engaging customer experiences at scale. The value proposition of our offerings has become stronger and our products have become more strategic to our customers as more and more businesses have prioritized building stronger, more personalized and more differentiated customer engagement experiences through digital channels.

Our CEP empowers businesses to create the tailored solutions needed to engage their customers at every step of the customer journey through real-time, relevant, personalized communications over the customers' preferred communication channels. With our platform, businesses can personalize every transaction with real-time data, build lasting loyalty, cut customer acquisition costs and increase customer lifetime value. Our customized software products are designed to address specific use cases, including our customer data platform, virtual contact centers, personalized yet scalable marketing campaigns and advanced account security systems. Our leading communications solutions, including our Application Programming Interfaces ("APIs"), are highly customizable and enable developers to embed numerous forms of voice, messaging, and email interactions into their customer-facing applications. Our platform is designed to support all of the most important ways people communicate through technology and our global infrastructure is capable of supporting virtually any business at scale.

As indicated above, we have seen escalating enthusiasm for our offerings as businesses have increasingly prioritized delivering, and their customers have increasingly come to expect, personalized experiences through digital communication channels. Such experiences require businesses to understand their customers on a deep level, with a comprehensive view of their customers across multiple digital touchpoints, that reveals what their needs are and which communications methods they prefer. Our platform, which uniquely combines our highly customizable communications APIs with leading customer data management capabilities, allows businesses to do exactly that, breaking down data silos and building a comprehensive single source for their customer data organized into unique profiles and easily accessible by all their business teams. Empowered with this information and the insights it enables, businesses using our platform can provide robust, personalized and effective communications to their customers at every stage of their customer relationships.

We have experienced substantial growth in our business since inception, and as of December 31, 2022, we had over 290,000 Active Customer Accounts that represent organizations big and small, old and young, across nearly every industry. Our growth to this scale has predominantly been organic as a result of our customers increasing their usage of our products, extending their usage of our products to new applications, or adopting new products that we offer. We have also fueled our growth through successful strategic acquisitions and integrations of businesses that complemented our pre-existing products and allowed us to expand our platform and to add new customer accounts. Acquisitions of note have included Segment, the leading customer data platform we acquired in 2020, and Zipwhip, the leading toll-free messaging provider we acquired in 2021.

As we announced on February 13, 2023, moving forward we will operate as two separate business units: Twilio Communications and Twilio Data & Applications (previously referred to as Software). We believe that this strategic realignment will enable us to better execute on the key priorities for each side of our business—driving efficiencies for Twilio Communications and accelerating growth for Twilio Data & Applications—while accounting for each business unit's unique economic, customer and product needs. These two business units can execute toward their respective financial goals with more focus and independence—but they are also highly complementary. Our Data & Applications business benefits from our underlying communications platform and our substantial active customer base. Our success in Data & Applications also drives more intelligence for our Communications products. Together, they address adjacent buyers and related problems that our customers have. With this strategic realignment, we believe we are well-positioned to achieve our long-term plan of creating the market-leading customer engagement platform.

Our Platform

We aim to deliver the leading platform that intelligently orchestrates customer engagement across the entire customer life cycle. Our platform provides developers tools to build, scale, and deploy real-time communications within software applications, while simultaneously offering technology that allows businesses to harness the power of first-party data to improve the experience of their customers. The data our platform collects can inform every interaction across the customer journey to achieve more personalized, timely and impactful engagement. This in turn empowers businesses to build productive one-to-one relationships, at scale, through both easy-to-use APIs and extensible software products like Twilio Flex and Twilio Engage. The central pillars of our customer engagement platform, consistent with the new business unit structure referenced above, are described below.

Communications

Our Communications solutions consist of highly customizable APIs and products that can be used individually or in combination to build rich contextual communications within applications. We offer easy-to-use flexible building blocks for developers to build omnichannel engagements with customers worldwide. We also provide advanced compliance management to support success within a changing ecosystem of regulations. Our Communications solutions include Programmable Messaging, Programmable Voice, Email, Account Security and more. The majority of our communications products are offered on a usage basis. Email is offered on a subscription basis.

Our platform is connected to our "**Super Network,**" a software layer that enables our customers' applications to communicate with devices globally. The Super Network interconnects communications networks and inbox services providers around the world and continually analyzes data to optimize the quality and cost of communications that flow through our platform. The Super Network also contains a set of APIs that gives our customers access to additional foundational components offered through our platform, such as phone numbers and session initiation protocol ("SIP") trunking.

Core offerings of our Communications business include:

- **Programmable Messaging.** Twilio Programmable Messaging (MessagingX) is an API to send and receive SMS, MMS, Toll-Free SMS, High-Throughput Toll-Free SMS and over-the-top ("OTT") (e.g., WhatsApp and Facebook Messenger) messages globally. It uses intelligent sending features to ensure messages reliably reach end users wherever they are. Our customers use this API to address numerous use cases, including account notifications, marketing, account security and order confirmations, as well as two-way and conversational use cases, such as conversational sales support and customer care.

- **Programmable Voice.** Twilio Programmable Voice allows developers to build solutions to make, manage and receive phone calls globally through a browser, an app, a phone or anywhere else one can take a call. Our voice software, which works over both the traditional public switched telephone network ("PSTN") and over Internet Protocol ("VoIP"), allows developers to incorporate advanced voice functionality such as text-to-speech, global conferencing, emergency calling, call recording, media streams and others, as well as address use cases such as contact centers, call tracking, analytics solutions and anonymized communications.

- **Email.** Twilio SendGrid Email API ("Email API") solves email delivery challenges at scale, enabling customers to build customized solutions and helpful shortcuts to streamline integration and optimize for inbox placement. The Email API allows businesses to integrate with multiple leading development frameworks and client libraries in multiple languages as well as customize various links and domains. It also provides sender authentication, security, mobile support and many other tools. Businesses use our email products for both marketing messages and transactional emails, including shipping notifications, friend requests, password resets and sign-up confirmations.

- **Account Security.** Online fraud has evolved into a major concern that requires today's businesses to have advanced solutions for registering, onboarding and recognizing customers. Twilio Verify is a managed solution that effectively adds security at the point of new user activation and onwards, providing a seamless, consistent and secure login experience. Using our two-factor authentication APIs, developers can add an extra layer of security to their applications with second-factor passwords sent to users via SMS, voice, email or push notifications.

Data & Applications

We believe that a personalized, positive customer experience is the best path to long-term customer loyalty. Our Data & Applications solutions enable businesses to create highly personalized experiences and campaigns across multiple channels using real-time customer data. They also allow businesses to break down data silos across their organizations and to leverage a single unified source of customer data for their various business teams.

Our Data & Applications products are primarily offered on a subscription basis. Our Communications products that are embedded into our Data & Applications products are charged separately on a usage basis.

Core offerings of our Data & Applications business include:

- **Twilio Segment.** Twilio Segment is a leading customer data platform ("CDP") that provides businesses with the tools to harness the power of first-party data by unifying information collected throughout each customer's journey into a unique profile. Twilio Segment collects, contextualizes and unlocks the potential of first-party data across the customer engagement stack by:

  - collecting user data from interactions with websites, mobile apps, digital ads, and more;

  - combining data from these different sources and systems to form a complete picture of each customer;

  - creating from this a customer profile that can be accessed by every business team within the organization; and,

  - integrating customer data into subsequent interactions to drive personalization across channels.

  In addition to creating unified profiles that drive personalized customer interactions, Twilio Segment includes privacy and security features that help businesses comply with privacy laws, including the General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act of 2018 ("CCPA").

- **Twilio Engage.** Twilio Engage builds upon the unified profiles of Twilio Segment to enable marketers to create personalized campaigns and to manage, measure and scale them through a single platform. Such campaigns can include personalized messages delivered via native SMS, email, and/or custom channels. Through Twilio Engage, businesses can deepen their customer relationships and convert what might otherwise have been isolated interactions into continuous, long-term relationships.

- **Twilio Flex.** Twilio Flex is a programmable virtual contact center built for the new world of tailored customer experiences and omnichannel communications. Twilio Flex is a fully programmable contact center platform that allows companies to deploy a broad array of customer engagement channels while providing the tools to easily create, change or extend any part of their custom solutions. With Twilio Flex, businesses can rapidly deploy tailored cloud contact centers to create an exact omnichannel contact center experience that addresses their specific business needs.

- **Marketing Campaigns.** Marketing Campaigns is built on top of our proven email infrastructure to help digital marketers build and send email campaigns at scale, faster than ever. With drag and drop editing, approachable automation and powerful contacts management, Marketing Campaigns help marketers attract and retain customers more efficiently. Marketing Campaigns include email design and templates, list management, dynamic content and email testing.

Our Strategy

We are a leader in the customer engagement platform category. Retaining this position will require both continued innovation and discipline with respect to prioritization and focus. We are concentrating our investments in the highest-impact product areas for our future, and we intend to pursue the following strategies:

- **Accelerate Growth of our Data & Applications Business.** We are focusing on speeding up technological development and aggressively growing our market share for Twilio Segment and Twilio Engage by increasing the number of source channels and destinations we integrate with and by growing the number of new customers that can build their own solutions using our Data & Applications products. We also continue to invest in the success path of Twilio Flex as a foundational application connecting communications and customer data.

- **Continue Driving Simplification and Efficiencies in our Communications Business.** We are investing strategically into our core Communications solutions to improve profitability and maintain our market leadership position. To drive efficiencies and reduce costs, we are adding additional self-service capabilities, emphasizing product-led growth and focusing on simplification of business processes and modernization of our infrastructure. We believe that driving efficiencies and improving profitability in our Communications business and establishing it as our major profit engine will allow us to continue to invest in accelerating the growth of our Data & Applications business, capture market share and increase our gross margins.

- **Driving Operating Leverage Across the Business.** We are implementing several organizational initiatives targeted at improving efficiencies of our processes, enhancing our fiscal discipline on all levels, optimizing utilization of our distributed workforce, driving agile decision making frameworks and more. We expect that these initiatives will result in operating cost reductions, increase effectiveness and efficiency within our organization and ultimately accelerate our path to driving meaningful value for our stockholders.

From time to time, we evaluate opportunities to acquire or invest in adjacent technologies to complement our organic investments and to improve our products, our services and our customers' experiences. We expect to continue to selectively explore these types of strategic levers as opportunities arise.

Competition

The markets for customer engagement platforms are rapidly evolving and are increasingly competitive. We believe that the principal competitive factors in our market are completeness of offering, credibility with customers, global reach, ease of integration and programmability, product features, platform scalability, reliability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, and the cost of deploying and using our products.

We believe that we compete favorably on the basis of the factors listed above and that none of our competitors currently compete directly with us across all of our product offerings.

In our Communications business, our competitors are primarily (i) regional network service providers that offer limited developer functionality on top of their own physical infrastructure, (ii) communications platform-as-a-service ("CPaaS") companies that offer communications products and applications, and (iii) other software companies that compete with portions of our communications product line. In our Data & Applications business our competitors are primarily (i) legacy on-premises vendors, (ii) software-as-a-service ("SaaS") companies and marketing cloud platform vendors that offer bundled applications and platforms, and (iii) CRM and customer experience vendors.

With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. Moreover, as we expand the scope of our platform, we may face additional competition.

Research and Development

Our research and development efforts are focused on building a trusted, comprehensive customer engagement platform while enhancing our existing products and developing new products and features.

Our research and development organization is predominantly built around small development teams. Our small development teams foster greater agility, which enables us to develop new, innovative products and make rapid changes to our infrastructure that increase resiliency and operational efficiency. Our development teams designed and built our customer engagement platform, our core platforms stack, as well as our Super Network. These teams continue to focus on the highest impact product areas for our future. As of December 31, 2022, we had 3,590 employees in our research and development organization.

Sales and Marketing

Our sales and marketing teams are focused on executing on our top priorities to accelerate growth of our Data & Applications business by accelerating customer acquisitions; and maintain profitability and market leadership position of our Communications business by cross-selling communications and other products for account expansion. Our sales organization includes sales development, inside sales, field sales, specialty sales and sales engineering personnel.

Our Data & Applications products require a strategic solution-oriented sales model and deep customer relationship building. We are deliberate in developing these skills and customer relationships leveraging the trust and reputation we have built while solving new and broader problems for our customers. Our Data & Applications products are primarily offered on a subscription basis. Our Communications products that are integrated into our Data & Applications products are charged on a usage basis.

We are shifting our Communications sales model from one that is reliant on field sales to one that leverages digital inside sales, self-service and product-led growth. We believe that this will significantly improve the profitability of our Communications business, contributing to materially improved operating margins, and enabling us to reinvest in the growth of our high margin Data & Applications business.

The majority of our Communications products are offered on a usage basis. We offer an initial free trial period to developers to test their applications that they built with our products. After the initial trial period, developers provide their credit card information and only pay for the actual usage of our products, for the majority of our communications products. Our self-serve pricing matrix is publicly available and it allows for customers to receive tiered discounts as their usage of our products increases. As customers' use of our products grows, some enter into negotiated contracts with terms that dictate pricing and typically include some level of minimum revenue commitments. Historically, we have acquired the substantial majority of our communications customers through this self-service model. As customers expand their usage of our platform, we expand our relationships with them to include business leaders within their organizations. We supplement our self-service model with account executives and customer success managers when such engagement is needed to provide value to our self-serving customers. Our Email solution is offered on a subscription basis.

When potential customers do not have the available developer resources to build their own applications, we refer them to either our technology partners who embed our products in the solutions that they sell to other businesses (such as contact centers and marketing automation), our professional services team or outside consulting partners who provide consulting and development services for organizations that have limited software development expertise to build their software applications on our platform.

As of December 31, 2022, we had 3,605 employees in our sales and marketing organization.

Customer Support

To make it easy to learn how to use our products, we provide all of our users with comprehensive documentation, how-to guides and tutorials. We supplement and enhance these tools with the participation of our engaged developer community. In addition, we provide support options to address the individualized needs of our customers. All of our customers get free support and system status notifications. Our customers can also engage with the broader Twilio community to resolve issues.

We offer three paid tiers of support with increasing levels of availability and guaranteed response times. Our highest tier plan, intended for our largest customers, includes a dedicated support engineer, duty manager coverage and quarterly status reviews. Our support model is global, with 24x7 coverage and support offices located throughout the world, with our larger offices located in the United States, Ireland, Colombia, India, and Singapore. We currently derive an insignificant amount of revenue from fees for customer support.

We also offer professional services which provide in-depth, hands-on, fee-based packages of advisory, software architecture, integration and coding services to existing and prospective customers and partners to optimize their use of the Twilio platform. For our Data & Applications products, offerings include services for implementing contact center solutions and customer data platform design. For our Communications products, offerings include email implementation and deliverability, and configuration and integration of our communications channels.

Intellectual Property

We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property laws in the United States and other jurisdictions, as well as license agreements, other contractual protections, and internal processes, procedures, and controls, to protect, establish, maintain, and enforce our intellectual property and other proprietary rights technology. We also rely on a number of registered trademarks, applications for trademarks and common law protections afforded to certain unregistered trademarks to protect our brand.

As of December 31, 2022, in the United States, we had 232 issued patents, which expire between 2029 and 2041. As of that date, we also had 36 issued patents in foreign jurisdictions, all of which are related to our U.S. patents and patent applications. We have also filed various applications in the United States and internationally to establish and protect our rights to certain aspects of our intellectual property portfolio. In addition, as of December 31, 2022, we had 58 registered trademarks in the United States and 512 registered trademarks in foreign jurisdictions.

We currently, and will continue to, seek to protect our intellectual property and other proprietary rights by, among other things, implementing, maintaining, and enforcing a policy that requires our employees, independent contractors and certain suppliers involved in developing intellectual property for us or on our behalf to enter into agreements acknowledging that all work product or other forms of intellectual property generated, created, reduced to practice, conceived, or otherwise developed by them on our behalf are owned by us such that we can use the intellectual property they develop for our business purposes.

Regulatory

We are subject to a number of U.S. federal, U.S. state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, competition, telecommunications, broadband, VoIP, consumer protection, export taxation and controls, or other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts, and some could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Because federal, state and foreign laws and regulations have continued to develop and evolve rapidly, it is possible that we, our products or our platform may not be, or may not have been, compliant with each such applicable law or regulation.

For example, the General Data Protection Regulation ("GDPR"), the United Kingdom's GDPR ("UK GDPR"), and the Swiss Federal Act on Data Protection impose strict requirements for processing the personal information of individuals protected by the legislation, whether their data is processed within or outside the European Economic Area ("EEA"), the United Kingdom ("UK"), and Switzerland, respectively. For example, the GDPR imposes significant requirements regarding the processing of individuals' personal information, including in relation to transparency, lawfulness of processing, individuals' privacy rights, compliant contracting, data minimization, data breach notification, data re-usage, data retention, security of processing and international data transfers. Noncompliance with the GDPR and UK GDPR can result in, for example, bans on data processing or data transfers, orders to delete data, and fines of up to the greater of 20 million euros (£17.5 million for the UK GDPR) or 4% of annual global revenue. Further, individuals may initiate compensation claims or litigation related to our processing of their personal information. Other privacy laws impose strict requirements around marketing communications and the deployment of cookies on users' devices. The breadth and depth of changes in data protection obligations has required significant time and resources, including a review of our technology and systems currently in use against the requirements of GDPR. Our actual or perceived failure to comply with laws, regulations or contractual commitments regarding privacy, data protection and data security could lead to costly legal action, adverse publicity, significant liability and decreased demand for our services, which could adversely affect our business, results of operations and financial condition.

In addition, laws such as the Telephone Consumer Protection Act of 1991 ("TCPA"), restrict telemarketing and the use of automatic SMS text messages without explicit customer consent. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations, or if our customers fail to do so, we could face direct liability.

Compliance with these laws and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods, and we do not currently anticipate material capital expenditures for environmental control facilities, of which we currently have none. For additional information about government regulation applicable to our business, see Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

The Twilio Magic

We believe there is a unique spirit to Twilio, manifested in who we are and how we work together. We value and invest in a positive culture of optimism, innovation, and accountability. Our values, which we call the Twilio Magic, remind us every day who we are at our core and guide how we act and how we make decisions.

We are **Builders**. We are **Owners**. We are **Curious**. We are **Positrons**.

Twilio.org

Communications play a critical role in solving some of the world's toughest social challenges. Nonprofits are meeting the increased demand for their support through communication technology and in doing so are helping more individuals build long term well-being and helping communities recover from humanitarian crises. Through Twilio.org, which is a part of our company and not a separate legal entity, we donate and sell our products at a reduced rate to nonprofits and offer grant funding to help scale these organizations' missions. In 2015, we reserved 1% of Twilio's common stock to fund Twilio.org. As of December 31, 2022, 530,449 shares of Twilio Class A common stock were set aside for Twilio.org operations. In 2022, over 15,000 active social impact accounts used Twilio products and funding to reach more than 559 million people worldwide.

Information on our key ESG programs, goals and commitments, and certain metrics can be found in our annual Impact Report, available on our website at https://investors.twilio.com/governance. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this report. While we believe that our ESG goals align with our long-term growth strategy and financial and operational priorities, they are aspirational and may change, and there can be no assurance that they will be met.

Our Employees and Human Capital Resources

As of December 31, 2022, we had a total of 8,156 employees, including 3,490 employees located outside of the U.S. None of our U.S. employees are represented by a labor union with respect to their employment. Employees in certain of our non-U.S. subsidiaries have the benefits of collective bargaining arrangements at the national level. We consider our relations with our employees to be good and have not experienced interruptions of operations or work stoppages due to labor disagreements.

Diversity, Equity and Inclusion

Following our organizational commitment to diversity, equity and inclusion ("DEI") principles, we continue the work to embed and operationalize anti-racism and anti-oppression values across the business. In 2022, we successfully expanded our voluntary self-identification campaign so that employees outside of the U.S. can now share how they identify in various categories, giving us a better understanding of our employees to facilitate our DEI initiatives and to allow us to be more intentional in how we support underrepresented communities. We also continue our anti-racist and anti-oppression learning opportunities through employee resource group specific programming and events. Lastly, we have focused on pay parity, ensuring that employees with the same job and location are paid fairly relative to one another.

Compensation and Benefits

We are committed to delivering a comprehensive compensation and benefits program that provides support for all of our employees' well-being. We provide competitive compensation and benefits to attract and retain talented employees, including offering market-competitive salaries, equity, and in the case of our sales teams, commissions. We generally offer full-time employees equity at the time of hire and through annual equity grants, as well as through an employee stock purchase plan, to foster a strong sense of ownership in and commitment to our long-term success.

We ensure that our compensation is fair for all employees, regardless of classifications, such as race and gender. We routinely run a rigorous statistical analysis to ensure compensation is fair, taking into account factors that should impact pay, like role, level, location, and performance.

Our full-time employees are eligible to receive, subject to the satisfaction of certain eligibility requirements, our comprehensive benefits package that includes medical, dental and vision insurance and life and disability insurance plans. In addition, we provide time off and we maintain a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. In 2022, we matched 50% of the first 6% of contributions by plan participants, subject to annual contribution limits set forth in the Internal Revenue Code of 1986, as amended.

In structuring these benefit plans, we seek to provide an aggregate level of benefits that are comparable to those provided by similar companies.

Corporate Information

Twilio Inc. was incorporated in Delaware in March 2008. Our principal executive offices are located at 101 Spear Street, Fifth Floor, San Francisco, California 94105, and our telephone number is (415) 390-2337. Our website address is www.twilio.com. Information contained on, or that can be accessed through, our website does not constitute part of this Annual Report on Form 10-K.

Twilio, the Twilio logo and other trademarks or service marks of Twilio appearing in this Annual Report on Form 10-K are the intellectual property of Twilio. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 10-K are the intellectual property of their respective holders.

Information about Geographic Revenue

Information about geographic revenue is set forth in Note 15 of our Notes to Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Available Information

Our filings are available to be viewed and downloaded free of charge through our investor relations website after we file them with the Securities and Exchange Commission ("SEC"). Our filings include our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, our Proxy Statement for our annual meeting of stockholders, Current Reports on Form 8-K and other filings with the SEC. Our investor relations website is located at http://investors.twilio.com. The SEC also maintains an Internet website that contains periodic and current reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. Further corporate governance information, including our corporate governance guidelines and code of business conduct and ethics, is also available on our investor relations website under the heading "Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. *Risk Factors*

Investing in our Class A common stock involves a high degree of risk. A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, results of operations and financial condition could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our business, results of operations, and/or financial condition to be harmed, including risks regarding the following:

Risks Related to Our Business and Industry
- *the impact of macroeconomic uncertainties;*
- *fluctuations in our quarterly results and our ability to meet securities analysts' and investors' expectations;*
- *the effectiveness of actions taken to restructure our business in alignment with our strategic priorities;*
- *the potential disruption caused by the reorganization of our business into business units;*
- *our ability to maintain and grow our relationships with existing customers such that they increase their usage of our platform;*
- *our ability to attract new customers in a cost-effective manner and increase adoption of our products by enterprises;*
- *the evolution of the market for our products and platform, including the continued adoption of such by developers;*

- *our ability to effectively manage our growth;*

- *our ability to compete effectively in an intensely competitive market;*

- *our history of losses and uncertainty about our future profitability;*

- *our ability to hire, integrate and retain highly skilled personnel;*

- *our ability to maintain and enhance our brand and increase market awareness of our company and products;*

- *our ability to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences;*

- *disruptions or deterioration in the quality of service and connectivity by third-party service providers;*

- *a failure to set optimal prices for our products;*

- *significant risks associated with expansion of our international operations;*

- *our reliance on our largest customers to generate a significant amount of our revenue;*

- *our ability to integrate and achieve the expected benefits of acquisitions, partnerships and investments;*

Risks Related to Cyber Security, Data Privacy and Intellectual Property

- *any breaches of our networks or systems, or those of AWS or our service providers;*

- *our substantial reliance on AWS to operate our platform;*

- *our actual or perceived failure to comply with increasingly stringent laws, regulations and obligations relating to privacy, data protection and data security;*

- *our ability to protect our intellectual property rights;*

- *our use of open source software;*

Risks Related to Legal and Regulatory Matters

- *our ability to comply with telecommunications-related regulations, and the impact of future legislative or regulatory actions;*

- *our ability to obtain or retain geographical, mobile, regional, local or toll-free numbers and to effectively process requests to port such numbers in a timely manner due to industry regulations;*

- *federal legislation and international laws imposing obligations on the senders of commercial emails;*

- *fraudulent usage of or activity relating to our products;*

- *changes in laws and regulations related to the Internet or its infrastructure;*

- *compliance with applicable laws and regulations, including export control, economic trade sanctions, and anti-corruption regulations;*

- *standards imposed by private entities and inbox service providers that interfere with the effectiveness of our platform;*

- *any legal proceedings or claims against us;*

Risks Related to Financial and Accounting Matters

- *exposure to foreign currency exchange rate fluctuations;*

- *our substantial indebtedness that may decrease our business flexibility;*

- *our ability to obtain additional capital to support our business and its availability on acceptable terms;*

- *the accuracy of our estimates and judgments related to our critical accounting policies;*

- *changes in accounting standards that may cause adverse financial reporting fluctuations;*

- *our failure to maintain an effective system of disclosure controls and internal control over financial reporting;*

Risks Related to Tax Matters

- *our ability to use our net operating losses and certain other tax attributes to offset future taxable income and taxes;*

- *additional tax liabilities or potentially adverse tax consequences on our global operations and structure;*

- *changes in tax rules and regulations;*

Risks Related to Ownership of Our Class A Common Stock

- *volatility of the trading price of our Class A common stock;*

- *potential decline in the market price of our Class A common stock due to substantial future sales of shares;*

- *the dual class nature of our stock;*

- *the possibility that we may not realize the anticipated long-term stockholder value of our share repurchase program;*

- *securities or industry analysts changing their recommendations regarding our Class A common stock; and*

- *anti-takeover provisions contained in our governing documents and the exclusive forum provision in our bylaws.*

Risks Related to Our Business and Our Industry

Global economic and political conditions, including macroeconomic uncertainties, may continue to adversely impact our business, results of operations and financial condition.

Global economic and business activities continue to face widespread macroeconomic uncertainties, including labor shortages and supply chain disruptions, inflation and monetary supply shifts, as well as recession risks, which may continue for an extended period. Additionally, the instability in the geopolitical environment in many parts of the world, including from the war in Ukraine, may continue to put pressure on and lead to uncertain economic conditions. These macroeconomic conditions have resulted in, and may continue to result in, decreased business spending by our customers and prospective customers and business partners, reduced demand for our products, lower renewal rates by our customers, longer or delayed sales cycles, including customers and prospective customers delaying contract signing or contract renewals, reduced budgets or minimum commitments related to the products that we offer, or delays in customer payments or our ability to collect accounts receivable, all of which could have an adverse impact on our business, results of operations and financial condition.

Many of our customers are in industries that have been negatively impacted by recent macroeconomic conditions, including customers in social media, cryptocurrencies, retail and e-commerce, consumer packaged goods, direct-to-consumer and other industries dependent on consumer spending, and the concentration of our customer base within these industries could exacerbate the effects of weakening macroeconomic conditions on our business. For example, we have generally experienced longer sales cycles when engaging with current and potential customers in industries negatively impacted by macroeconomic conditions. Our products are also utilized by many small and medium-sized businesses, which may be adversely affected by economic downturns and other adverse macroeconomic conditions to a greater extent than larger enterprises with greater financial resources. Given that a majority of our revenue is usage-based, our business may be more severely impacted by adverse macroeconomic conditions than those that rely primarily on software-as-a-service ("SaaS") subscription revenue. Prolonged economic slowdowns may also result in customers without long-term contracts with us may reducing or terminating their usage of our products without notice or termination changes. Similarly, these conditions may result in customers requesting to renegotiate existing contracts on less advantageous terms to us than those currently in place, defaulting on payments due on existing contracts, or not renewing at the end of their current contract term. For example, rising interest rates in the United States have begun to affect, and may continue to affect, businesses across many industries, including ours, by increasing the costs of labor, employee healthcare and other benefits, which may further constrain our, our customers' and prospective customers' budgets and financial resources. A sustained general economic downturn may result in customers and potential customers perceiving our products as being too costly, or too difficult to deploy or migrate to, such that our revenue may be disproportionately affected by delays or reductions in spending. Additionally, if customers fail to pay us or reduce their spending with us, we may be adversely affected by an inability to collect amounts due, the costs of enforcing the terms of our contracts, including through litigation, or a reduction in revenue. To the extent that macroeconomic uncertainties continue to harm our business, results of operations and financial condition, many of the other risks described in this "Risk Factors" section will be exacerbated.

Our quarterly and annual results of operations have fluctuated in the past and may continue to do so in the future. As a result, we may fail to meet securities analysts' and investors' expectations, which could cause the price of our Class A common stock to decline.

Our quarterly and annual results of operations, including our revenue, cost of revenue, gross margin and operating expenses, have fluctuated in the past and may continue to do so in the future due to a variety of factors, many of which are outside of our control. These fluctuations and the related impacts to any earnings guidance we may issue from time to time could cause the price of our Class A common stock to change significantly or experience declines. In addition to the other risks described in this "Risk Factors" section, some of the factors that may result in fluctuations to our results of operations include:

- fluctuations in demand for, pricing of, or usage of, our products, including due to the effects of global macroeconomic conditions, the easing of the COVID-19 pandemic, competition, and differing levels of demand for our products based on changing customer priorities, resources, financial conditions and economic outlook;

- general economic conditions, including a downturn or recession, rising inflation and rising interest rates, geopolitical uncertainty and instability;

- the expected costs and benefits of our business unit reorganization and changes to our leadership structure;

- the amount and timing of costs, including any adverse effects associated with, our recent workforce reductions;

- our ability to attract and retain new customers, obtain renewals from existing customers and cross-sell or otherwise increase revenue from existing customers;

- our ability to introduce new products and enhance existing products;

- our ability to leverage more of our self-service capabilities for customers;

- competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;

- significant security breaches or incidents impacting our platform, or interruptions to, the delivery and use of our products;

- changes in cloud infrastructure, network services and other third-party technology, including the fees charged by their providers;

- the rate productivity of our salesforce, including our enterprise salesforce;

- the length and complexity of the sales cycle for our products, especially for sales to larger enterprises, government and regulated organizations;

- changes in the mix of products that our customers use during a particular period;

- changes in the mix or amount of products sold in the United States versus internationally;

- the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

- expenses in connection with mergers, acquisitions or other strategic transactions;

- the timing of customer payments and our ability to collect accounts receivable from customers;

- rising inflation and our ability to control costs, including our operating expenses;

- the amount and timing of costs associated with recruiting, training and integrating new employees, and retaining existing employees;

- changes in foreign currency exchange rates and our ability to effectively hedge our foreign currency exposure;

- extraordinary expenses such as litigation or other dispute-related settlement payments;

- changes in laws, industry standards and regulations that affect our business;

- sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

- the impact of new accounting pronouncements; and

- fluctuations in stock-based compensation expense.

The occurrence of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, comparing our operating results on a period-to-period basis may not be meaningful and should not be relied upon as an indication of future performance. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on our net income (loss) and margins in the short term. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Actions that we are taking to restructure our business in alignment with our strategic priorities may not be as effective as anticipated.

In September of 2022, we reduced our workforce by approximately 11%, and in February 2023, we reduced our workforce by an additional approximately 17%. While our reductions in force and other efforts to restructure our business were designed to reduce operating costs, improve operating margins and shift our selling capacity to accelerate software sales, we may encounter challenges in the execution of these efforts that could prevent us from recognizing the intended benefits of such efforts or otherwise adversely affect our business, results of operations and financial condition.

As a result of the reductions in force, we have incurred and may continue to incur additional costs in the short-term, including cash expenditures for employee transition, notice period and severance payments, employee benefits and related facilitation costs, as well as non-cash expenditures related to vesting of share-based awards. These additional cash and non-cash expenditures could have the effect of reducing our operating margins. Our reductions in force may result in other unintended consequences, including employee attrition beyond our intended reduction in force, which may also be further exacerbated by the actual or perceived declining value of our equity awards; damage to our corporate culture and decreased employee morale among our remaining employees, including as a result of reduced employee perks; diversion of management attention; damage to our reputation as an employer, which could make it more difficult for us to hire new employees in the future; and the loss of institutional knowledge and expertise of departing employees. If we experience any of these adverse consequences, our reductions in force and other restructuring efforts may not achieve or sustain their intended benefits, or the benefits, even if achieved, may not be adequate to meet our long-term profitability and operational expectations, which could adversely affect our business, results of operations and financial condition.

In addition, our reductions in force and other restructuring efforts could lead us to fail to meet, or cause delays in meeting, our operational and growth targets. While positions have been eliminated, functions that they performed remain necessary to our operations, and we may be unsuccessful in effectively and efficiently distributing the duties and obligations of departed employees among our remaining employees. The reduction in our workforce could also prevent us from pursuing new opportunities and initiatives or require us to adjust our growth strategy. As part of our reductions in force, we have reduced the size of our sales force to drive further efficiencies in our sales operations. As the size of our workforce decreases, we will increasingly rely on our self-service model to drive sales of our communications products to customers that do not require direct account coverage. Our self-service capabilities may not be as successful as we anticipate, and our efforts to accelerate software sales may not be effective or may take longer than we expect to drive growth. If these factors lead us to fail to meet our operational and growth targets or to delays in meeting such targets, our business, results of operations and financial condition may be adversely affected.

As we continue to identify areas of cost savings and operating efficiencies, we may consider implementing further measures to reduce operating costs and improve operating margins. We may not be successful in implementing such initiatives, including as a result of factors beyond our control. If we are unable to realize the anticipated savings and efficiencies from our reductions in force, other restructuring efforts and future strategic initiatives, our business, results of operations and financial condition could be harmed.

In the first quarter of 2023, we reorganized our business into business units. These changes may be disruptive to our business and may not have the desired effects.

As we announced in February 2023, in the first quarter of 2023, we reorganized our business into two business units – Twilio Communications and Twilio Data & Applications – to enable us to develop the organization and systems to successfully operate a multi-product business and to better align our sales resources with customer and market opportunities.

We expect that our business unit reorganization will require significant expenditures and allocation of valuable management resources and may place significant demands on our operational and financial infrastructure. This could lead to a number of risks, including: actual or perceived disruption of service or reduction in service standards to our customers; the failure to preserve adequate internal controls as we reorganize our general and administrative functions, including our information technology and financial reporting infrastructure; the failure to preserve partnership, sales and other important relationships and to resolve conflicts that may arise; loss of sales as we eliminate certain sales positions, reorganize our sales teams into business units, and focus on leveraging our self-service capabilities; failure to develop effective cross-selling motions between the businesses; failure of the business units to drive efficiencies and leverage; diversion of management attention from ongoing business activities and core business objectives in order to manage operational changes; and the failure to maintain our corporate culture, employee morale and productivity, and to retain highly skilled employees due to reductions in our workforce and changes in leadership structure. Because of these and other factors, we cannot predict whether we will realize the purpose and anticipated benefits of the business unit reorganization, and if we do not, our business, results of operations and financial condition could be adversely affected.

Our business depends on customers increasing their use of our products, and a loss of customers or decline in their use of our products could adversely affect our business, results of operations and financial condition.

Our revenue grows as customers increase their usage of a product, extend their usage of a product to new applications or adopt a new product that we offer. The majority of our revenue is usage-based and our ability to grow and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing customers and to have them increase their usage of our platform. If our customers do not increase their use of our products, then our revenue may decline. The majority of our customers are charged based on their usage of our products. Most customers do not have long-term contractual financial commitments to us and, therefore, most of our customers may reduce or cease their use of our products at any time without penalty or termination charges. Customers may terminate or reduce their use of our products for any number of reasons, including if they are not satisfied with our products, the value proposition of our products or our ability to meet their needs and expectations, or due to their use of competitors' products. For example, prior instances of disruptions in our cloud communications platform impacted our customers' ability to use products on our platform for up to several hours at a time. Issues with our products have caused, and may in the future cause, us to incur certain costs associated with offering credits to our affected customers, which have had, and in the future may have, an adverse impact on customer satisfaction and our ability to retain or attract customers.

Additionally, we believe our ability to provide customers with high-quality, effective customer support services at all stages of the process is a crucial component of maintaining customer satisfaction, generating increased customer usage of our products and ultimately retaining customers. Our inability to devote sufficient resources to effectively assist our customers could adversely affect our ability to retain existing customers and could disincentivize prospective customers from adopting our products. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support in order to compete with changes in the support services provided by our competitors. Our sales are highly dependent on our business reputation and on positive recommendations from our customers. Our inability to provide high-quality customer support, or a market perception that we do not maintain high-quality customer support, could erode the trust of current and potential customers and adversely affect our reputation.

Customer usage of our products is generally outside of our control and therefore it is difficult to accurately predict customers' usage levels. The loss of customers or reductions in their usage levels of our products may each have a negative impact on our business, results of operations and financial condition. Our Dollar-Based Net Expansion Rate may decline in the future if customers are not satisfied with our products and related customer service experience, the value proposition of our products or our ability to meet their needs and expectations. If a significant number of customers cease using, or reduce their usage of our products, including due to cost-saving measures in the face of macroeconomic uncertainty or changes in the competitive landscape, then we may be required to spend significantly more on sales and marketing than we currently expect in order to maintain or increase revenue from customers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition.

If we are unable to attract new customers in a cost-effective manner, sell additional products to our existing customers or develop new products and enhancements to our products that achieve market acceptance then our business, results of operations and financial condition would be adversely affected.

To grow our business, we must continue to attract new customers in a cost-effective manner, increase revenue from existing customers, and increase gross margins, each of which depends in part on our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products, particularly products with higher gross margins. We use a variety of marketing channels to promote our products and platform, such as developer events and developer evangelism, search engine marketing and optimization, regional customer events, email campaigns, billboard advertising and public relations initiatives. If the costs of the marketing channels we use increase, then we may choose to use alternative and less expensive channels, which may not be as effective as the channels we currently use. We have made in the past, and may make in the future, significant expenditures and investments in new marketing campaigns, and we cannot guarantee that any such investments will lead wider adoption of our products or to the cost-effective acquisition of additional customers. If we are unable to maintain effective marketing programs, then our ability to efficiently attract new customers could be adversely affected and we may not be able to attract the number and types of new customers we are seeking.

In addition, our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets, technological advances and industry standards. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may require reworking features and capabilities, may have interoperability difficulties with our platform or other products or may not achieve the broad market acceptance necessary to generate significant revenue or increase our gross margins. Furthermore, our ability to increase the usage of our products depends, in part, on the development of new use cases for our products, which is typically driven by our developer community and may be outside of our control. Our ability to generate usage of additional products by our customers may also require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and usage of our products, develop and drive adoption of new products, and increase our gross margins, or if our efforts to increase the usage of our products are more expensive than we expect, then our business, results of operations and financial condition would be adversely affected. The adoption of our products, and the development of enhancements and new products, also depends, in part, on our ability to anticipate complex and uncertain emerging technologies, changes to customers' needs and expectations, and shifts in industry standard practices. Anticipating these factors requires that we allocate significant resources without any guarantee that any such investments and efforts will result in wider adoption of our products in the marketplace. If we are unable to adequately anticipate these changes, then our business and financial condition could be adversely affected.

Additionally, the success of our existing products and any new products we introduce depends, in part, on our ability to integrate them with third-party products used by us or our customers. The providers of such third-party products may modify the features, functionality, pricing, and other terms and conditions with respect to such products in a manner adverse to us and to our customers that use such third-party products in connection with our products. If we are unable to maintain the integrations between our products with such third-party products, our ability to meet the needs and expectations of our current and prospective customers could be adversely affected and adversely affect our business.

If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and usage of our products, develop and drive adoption of new products, maintain integrations with third-party products, anticipate changes in technology, customers' needs and expectations, or industry standards, and increase our gross margins, or if our efforts to increase the usage of our products are more expensive than we expect, then our business, results of operations and financial condition would be adversely affected.

If we are unable to increase adoption of our products by enterprises, our business, results of operations and financial condition may be adversely affected.

Historically, a majority of our revenue has been generated as a result of software developers adopting our products through our self-service model. Our ability to increase our customer base, especially among enterprises, and achieve broader market acceptance of our products will depend, in part, on our ability to effectively organize, focus and train our sales, marketing and other employees. Our ability to convince enterprises to adopt our products will depend, in part, on our ability to attract and retain sales employees with experience selling to enterprises. We believe that there is significant competition for experienced sales professionals with the skills and technical knowledge that we require. Even if we are successful in hiring qualified sales employees, new hires require significant training and experience before they achieve full productivity, particularly for sales efforts targeted at enterprises and new territories. Our recent hires and planned hires may not become as productive as quickly as we expect, and we may encounter difficulties or be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Because we do not have a long history of targeting our sales efforts at enterprises, we cannot predict whether, or to what extent, our sales will increase as we organize and train our sales force or how long it will take for sales employees to become productive.

As we seek to increase the adoption of our products by enterprises, including products like Segment and Engage, which are primarily aimed at complex customer data platform implementations at larger companies, and Flex, which is primarily aimed at complex contact center implementations at larger companies, we expect to incur higher costs and longer sales cycles. In the enterprise market segment, the decision to adopt our products may require the approval of multiple technical and business decision makers, including legal, security, compliance, procurement, operations and information technology ("IT"). In addition, while enterprise customers may quickly deploy our products on a limited basis, before they will commit to deploying our products at scale, they often require extensive education about our products and significant customer support time and also engage in protracted pricing and contract negotiations, which may be exacerbated by changing inflationary pressure and reduced IT budgets and may result in higher costs and longer sales cycles. In addition, sales cycles for enterprises are inherently more complex and less predictable than the sales through our self-service model, and some enterprise customers may not use our products enough to generate revenue that justifies the cost to obtain such customers. These complex and resource-intensive sales efforts could place additional strain on our product and engineering resources. Further, enterprises, including some of our customers, may choose to develop their own solutions that do not include our products. They may also demand reductions in pricing as their usage of our products increases, notwithstanding increased costs incurred by us to provide such products, which could have an adverse impact on our gross margin. Additionally, economic recessions or slowdowns can result in our enterprise customers terminating their arrangements with us, longer sales cycles, and reduced or limited contract values as enterprise organizations focus on general cost reductions in the face of macroeconomic uncertainty. As a result of our limited experience selling and marketing to enterprises, our efforts to sell to these potential customers may not be successful. If we are unable to increase the revenue that we derive from enterprises, then our business, results of operations and financial condition may be adversely affected.

The market for our products and platform continues to evolve, and may decline or experience limited growth, and is dependent in part on developers continuing to adopt our platform and use our products.

The market for our products and platform continues to evolve, which makes our business and future prospects difficult to evaluate. We believe that our revenue currently constitutes a significant portion of the total revenue in the market, and therefore, we believe that our future success will depend in large part on the growth, if any, and evolution of this market. If developers and organizations do not recognize the need for and benefits of our products and platform, they may decide to adopt alternative products and services to satisfy some portion of their business needs. In order to grow our business and extend our market position, we intend to focus on educating developers and other potential customers about the benefits of our products and platform, expanding and improving the functionality of our products and bringing new technologies to market to increase market acceptance and use of our platform. Our growth will depend, in part, on our ability to leverage more of our self-service capability for developers that do not need direct account coverage. We will also continue to prioritize accelerating software sales, which could have an impact on our results of operations. Our ability to expand the market that our products and platform address depends upon a number of factors, including the cost, performance and perceived value associated with such products and platform. The market for our products and platform could fail to grow significantly, or at all, or there could be a reduction in demand for our products as a result of any number of factors, including a lack of developer acceptance, technological challenges, competing products and services, decreases in spending by current and prospective customers, weakening economic conditions, including due to labor shortages, supply chain disruptions and inflationary pressures and other causes. If our market does not experience significant growth or demand for our products decreases, then our business, results of operations and financial condition could be adversely affected.

If we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.

Although we cannot provide any assurance that our business will continue to grow at the same rate or at all in the future, we have experienced substantial growth in our business and operations in recent years, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. Although we committed to workforce reduction plans in September 2022 and February 2023 to reduce operating costs, improve operating margins and accelerate profitability, we may experience employee growth in the future. We have also experienced significant growth in the number of customers, usage and amount of data that our platform and associated infrastructure support. As a result of this growth, our organizational structure is becoming more complex as we improve our operational, financial and management controls as well as our reporting systems and procedures. The expansion of our systems and infrastructure, as well as the changes arising from our business unit reorganization, will require us to commit substantial financial, operational, and technical resources. Our revenue may not increase as a result of our investments in these areas and, if revenue does increase, it may not increase enough to offset these investments, or it may take several periods before we begin to see the benefits of these investments. If we are unable to adequately manage our growth and other business changes in a manner that preserves the key aspects of our corporate culture, including as a result of our recent reductions in force and business unit reorganization, the quality and performance of our products may suffer, which could negatively affect our brand, reputation and ability to retain and attract customers and employees. Finally, if we are unable to maintain reliable service levels for our customers or if the level of efficiency in our organization suffers as we grow and transform our operating model, then our business, results of operations and financial condition could be adversely affected.

The market in which we participate is intensely competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

The market for customer engagement platform is rapidly evolving, significantly fragmented and highly competitive, with relatively low barriers to entry in some segments. The principal competitive factors in our market include completeness of offering, credibility with customers, global reach, ease of integration and programmability, product features, platform scalability, reliability, deliverability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, as well as the cost of deploying and using our products. In our Communications business, our competitors are primarily (i) regional network service providers that offer limited developer functionality on top of their own physical infrastructure, (ii) CPaaS companies that offer communications products and applications, and (iii) other software companies that compete with portions of our communications product line. In our Data & Applications business our competitors are primarily (i) legacy on-premises vendors, (ii) SaaS companies and marketing cloud platform vendors that offer bundled applications and platforms, and (iii) CRM and customer experience vendors.

Some of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets, lower operating costs, and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, customer requirements or changing economic conditions. Our competitors may also offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors may develop and market new products and services with comparable functionality to our products, and this could lead to us having to decrease prices in order to remain competitive.

With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. As we expand the scope of our products, we may face additional competition and, in some cases, may find our products in competition with those of our customers, which could cause them to replace our products with competitive offerings. If one or more of our competitors were to merge or partner with another of our competitors or our suppliers, the change in the competitive landscape could also adversely affect our ability to compete effectively. For example, certain of our competitors have engaged in acquisition activity and we expect that our competitors will continue to evaluate the acquisition of companies and technologies that could increase competition with our products in the future. In addition, some of our competitors have lower list prices than us, which may be attractive to certain customers even if those products have different or lesser functionality. Pricing pressures and increased competition generally could result in reduced revenue, reduced margins, increased losses or the failure of our products to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.

Our business, results of operations and financial condition also depends, in part, on our ability to establish and maintain relationships through resellers, distributors, and strategic partners. A portion of our revenue is derived from sales made by these partners and any one of them may later decide to sell their own products or those of third parties that may be competitive with our products. A loss or reduction in sales of our products through these third-party intermediaries could adversely affect our revenue and other results of operations.

We have a history of losses and may not achieve or sustain profitability in the future.

We have incurred net losses in each year since our inception, including net losses of $1.3 billion, $949.9 million and $491.0 million in the years ended December 31, 2022, 2021 and 2020, respectively. We had an accumulated deficit of $3.4 billion as of December 31, 2022. We will need to generate and sustain increased revenue levels, and manage our operating expenses, in future periods to become profitable and, even if we do, we may not be able to maintain or increase our level of profitability. We expect to continue to expend substantial financial and other resources on, among other things: investments in our engineering team; improvements in security and data protection; the development of new products, features and functionality and enhancements to our platform; sales and marketing, including the continued expansion of our direct sales organization and marketing programs, especially for enterprises, organizations outside of the United States, and programs directed at increasing our brand awareness among developers, as well expansion of our self-service capabilities; expansion of our operations and infrastructure, both domestically and internationally; and general administration, including legal, accounting and other expenses related to being a public company. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, or if we incur significant losses, the value of our business and Class A common stock may significantly decrease.

We depend largely on the continued services of highly skilled personnel, including our senior management and other key employees, and failing to attract, integrate or retain such employees could adversely affect our business, results of operations and financial condition.

Our future performance depends on the continued services and contributions of highly skilled personnel, including our senior management and other key employees, to execute on our business plan, to develop our products and platform, to deliver our products to customers, to attract and retain customers and to identify and pursue opportunities to expand our business. We believe that there is, and will continue to be, intense competition for highly skilled management, technical, sales and other employees with experience in our industry. In addition, we have experienced and may continue to experience high levels of employee attrition, which could significantly delay or prevent the achievement of our business objectives, and any resulting influx of new employees may require us to expend time, attention and resources to recruit and retain employees, restructure parts of our organization and train and integrate new personnel. We have focused our hiring efforts on areas such as Segment, Engage and Flex, and we have frozen the vast majority of new hires and backfills outside of these core areas. If we fail to effectively manage attrition, and to hire, integrate and adequately incentivize our personnel, our efficiency and ability to meet our operational and growth targets, as well as our corporate culture, employee morale, productivity and retention, could suffer, and our business and operating results would be adversely impacted. Additionally, loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. In particular, we depend to a considerable degree on the vision, skills, experience and effort of our co-founder and Chief Executive Officer, Jeff Lawson. Any of our executive officers may terminate employment with us at any time with no advance notice. We have experienced, and may continue to experience, high attrition among our senior management team and key employees. The replacement of any of our senior management or other key employees will involve significant time and costs, and any loss of services of any such key employee for any reason could significantly delay or prevent the achievement of our business objectives and could adversely affect our business, results of operations and financial condition.

The labor market for our business is subject to external factors that are beyond our control, including our industry's highly competitive market for skilled workers and leaders, inflation, effects that the COVID-19 pandemic has had on the labor market, and workforce participation rates. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. Volatility in, or the actual or perceived lack of performance of, our stock price may affect our ability to attract, motivate and retain key employees. In September 2022 and February 2023, we implemented reductions in force, which may have an impact on our ability to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified employees to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of our products, which could adversely affect our business, results of operations and financial condition.

Further, we believe that a critical contributor to our success and our ability to attract, recruit, hire and retain highly skilled personnel has been our corporate culture. As we grow and experience organizational changes, including as a result of the reductions in force and our business unit restructuring, we may find it difficult to maintain important aspects of our corporate culture. While we are taking steps to develop a more inclusive and diverse workforce, there is no guarantee that we will be able to do so. Our inability to preserve our culture, or to reshape our culture, as we grow and transform our operating model could limit our ability to innovate and could negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy, any one of which could adversely affect our business, results of operations and financial condition.

If we are not able to maintain and enhance our brand and increase market awareness of our company and products, then our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing the "Twilio" brand identity and increasing market awareness of our company and products, particularly among developers and enterprises, is critical to achieving widespread acceptance of our platform, to strengthen our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high-quality products, and our ability to successfully differentiate our products and platform from competing products and services. Our brand promotion and thought leadership activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reviews of our products and competing products and services, which may significantly influence the perception of our products in the marketplace. If these reviews are negative or not as strong as reviews of our competitors' products and services, then our brand may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent that these activities increase revenue, this revenue still may not be enough to offset the increased expenses we incur, including, but not limited to, as a result of recent inflationary pressures.

If we are unable to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, evolving interoperability requirements, and changing customer needs, requirements or preferences, our products may become less competitive.

The market for communications in general, and cloud communications in particular, is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. These are all uncertain and we cannot predict the consequences, effects, or introduction of new, disruptive, emerging technologies or the manner and pace at which our market develops over time, and our ability to compete in our market depends on predicting and adapting to these changing circumstances. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, including but not limited to Signature-based Handling of Asserted Information Using toKENs ("SHAKEN") and Secure Telephone Identity Revisited ("STIR") standards (together, "SHAKEN/STIR") and applicable industry standards, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely or new products are introduced into the market that could render our products obsolete, such technologies and products could adversely impact our ability to compete effectively and may lead to customers reduce or terminate their usage of our products.

Our platform must integrate with a variety of network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation in these technologies. For example, Apple, Google and other cell-phone operating system providers or inbox service providers have developed and, may in the future develop, new applications or functions intended to filter spam and unwanted phone calls, messages or emails. Third party platforms may also implement changes to their privacy policies or practices that may impact us or our customers. In addition, our network service providers may adopt new filtering technologies in an effort to combat spam or robocalling. Such technologies may inadvertently filter desired messages or calls to or from our customers. If cell-phone operating system providers, network service providers, our customers or their end users adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and platform to operate effectively with evolving or new platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

To deliver our products, we rely on network service providers and internet service providers for our network service and connectivity, and disruption or deterioration in the quality of these services or changes in network service provider fees that we pay in connection with the delivery of communications on our platform could adversely affect our business, results of operations and financial condition.

We currently interconnect with fixed and mobile network service providers around the world to enable the use by our customers of our products over their networks. Although we are in the process of acquiring authorization in many countries for direct access to phone numbers and for the provision of voice and messaging services on the networks of fixed and mobile network service providers, we expect that we will continue to rely on network service providers for these services. Where we do not have direct access to phone numbers, our reliance on network service providers has reduced our operating flexibility, ability to make timely service changes and control quality of service. In addition, the fees that we are charged by network service providers may change daily or weekly and we can be subject to the imposition of additional fees, penalties, or other administrative or technical requirements, and even service interruption, due to regulatory, competitive, or other industry related changes over which we have little to no control. We typically do not change our customers' pricing as rapidly and, as a result, such fee increases could adversely affect our business and results of operations.

For example, in recent years, multiple major U.S. mobile carriers have introduced Application to Person ("A2P") SMS service offerings that added a new fee for A2P SMS messages delivered to their respective subscribers, and, from time-to-time, other U.S. mobile carriers have added similar fees. While we have historically responded to these types of fee increases through a combination of further negotiating efforts with our network service providers, absorbing the increased costs or changing our prices to customers, there is no guarantee that we will continue to be able to respond in these ways in the future without a material negative impact to our business. In the case of these new carriers' A2P SMS fees, after a short phase-in period where we absorbed the fees, we began on May 1, 2021 to pass these fees directly through to our customers who are sending SMS messages to these carriers' subscribers. Passing these fees through to our customers typically has the effect of increasing our revenue and cost of revenue, but typically does not impact the gross profit dollars received for sending these messages and, as a result, has a negative impact on our gross margins. Additionally, our ability to respond to any new fees may be constrained if all network service providers in a particular market impose equivalent fee structures, if the magnitude of the fees is disproportionately large when compared to the underlying prices paid by our customers, or if the market conditions limit our ability to increase the price we charge our customers.

Furthermore, many of these network service providers do not have long-term committed contracts with us and may interrupt services or terminate their agreements with us without notice. If a significant portion of our network service providers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to other network service providers could be time consuming and costly and could adversely affect our business, results of operations and financial condition. Further, if problems occur with our network service providers, it may cause errors, service outages, or poor-quality communications on our products, and we could encounter difficulty identifying the source of the problem. The occurrence of errors, service outages, or poor-quality communications on our products, whether caused by our platform or a network service provider, may result in the loss of our existing customers or the delay of adoption of our products by potential customers and may adversely affect our business, results of operations and financial condition.

Further, we sometimes access network services through intermediaries who have direct access to network service providers. Although we are in the process of securing direct connections with network service providers in many countries, we expect that we will continue to rely on intermediaries for these services for some period of time. These intermediaries sometimes have offerings that directly compete with our products and may stop providing services to us on a cost-effective basis. If a significant portion of these intermediaries stop providing services or stop providing services on a cost-effective basis, our business could be adversely affected.

We also interconnect with internet service providers around the world to enable the use of our email products by our customers, and we expect that we will continue to rely on internet service providers for network connectivity going forward. Our reliance on internet service providers reduces our control over quality of service and exposes us to potential service outages and rate fluctuations. The occurrence of poor-quality of service or service outages on our products may result in the loss of our existing customers or the delay of adoption of our products by potential customers and may adversely affect our business, results of operations and financial condition. Similarly, if a significant portion of our internet service providers stop providing us with access to their network infrastructure, fail to provide access on a cost-effective basis, cease operations, or otherwise terminate access, the delay caused by qualifying and switching to other internet service providers could be time consuming and costly and could adversely affect our business, results of operations, and financial condition.

Failure to set optimal prices for our products could adversely impact our business, results of operations and financial condition.

For certain of our products, we primarily charge our customers based on their use of such products ("usage-based pricing"). One of the challenges of our usage-based pricing model is the variability of the fees that we pay to network service providers over whose networks we transmit communications. Such network fees can vary daily or weekly and are affected by volume and other factors that may be outside of our control, and which are difficult to predict. This can result in us incurring increased costs that we may be unable or unwilling to pass through to our customers, which could adversely impact our business, results of operations and financial condition. If we elect to pass through increased fees to our customers, it could adversely affect our relationship with our customers and our customers may look for lower cost alternatives.

We expect that we may need to change our pricing model from time to time. In the past, we have at times reduced our prices either for individual customers in connection with long-term agreements or for a particular product. Further, as competitors introduce new products or services that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. As we expand internationally, we also must determine the appropriate price to enable us to compete effectively internationally. Moreover, enterprises may demand substantial price concessions. In addition, if the mix of products sold changes, including for a shift to IP-based products, then we may need to, or choose to, revise our pricing. As a result, in the future we may be required or choose to reduce our prices or change our pricing models, which could adversely affect our business, results of operations and financial condition.

We are continuing to expand our international operations, which exposes us to risks inherent in global operations.

We are continuing to expand our international operations to increase our revenue from customers outside of the United States as part of our growth strategy. In the years ended December 31, 2022 and 2021, we derived 34% and 32% of our revenue from customer accounts located outside the United States, respectively. The future success of our business will depend, in part, on our ability to expand our customer base worldwide. Between December 31, 2021 and December 31, 2022, our international headcount grew from 2,964 employees to 3,490 employees. We expect to continue to hire employees outside of the United States to reach new customers and gain access to additional technical talent. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in the United States.

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

- inflation and actions taken by central banks to counter inflation;

- the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with servicing international customers and operating numerous international locations;

- our ability to effectively price our products in competitive international markets;

- new and different sources of competition or other changes to our current competitive landscape;

- potentially greater difficulty collecting accounts receivable and longer payment cycles;

- higher or more variable network service provider fees outside of the United States;

- the need to adapt and localize our products and support for specific countries;

- understanding, reconciling, and implementing technical controls to address, different technical standards, data privacy and telecommunications regulations, and registration and certification requirements outside the United States, which could prevent customers from deploying our products or limit their usage;

- our ability to comply with laws, regulations and industry standards relating to data privacy, data protection, data localization and data security enacted in countries and other regions in which we operate or do business, including the GDPR and Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018);

- difficulties in understanding and complying with local laws, regulations and customs in non-U.S. jurisdictions;

- compliance with export controls and economic sanctions regulations administered by U.S. and foreign governmental entities in jurisdictions in which we operate, including the Department of Commerce's Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control;

- compliance with various anti-bribery and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act, as amended ("FCPA") and United Kingdom Bribery Act of 2010;

- changes in international trade policies, tariffs and other non-tariff barriers, such as quotas and local content rules;

- more limited protection for intellectual property rights in some countries;

- adverse tax consequences;

- fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

- currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars;

- restrictions on the transfer of funds;

- deterioration of political relations between the United States and other countries;

- the impact of natural disasters and public health epidemics or pandemics such as COVID-19 on employees, contingent workers, partners, travel and the global economy and the ability to operate freely and effectively in a region that may be fully or partially on lockdown; and

- political or social unrest, economic instability, conflict or war in a specific country or region in which we, our customers, partners or service providers operate, which could have an adverse impact on our operations in the region or otherwise have a material impact on regional or global economies, any or all of which could adversely affect our business.

Also, due to costs from our international expansion efforts and network service provider fees outside of the United States, which generally are higher than domestic rates, our gross margin for international customers is typically lower than our gross margin for domestic customers. As a result, our gross margin has been, and may continue to be, adversely impacted as we expand our operations and customer base worldwide. Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

We currently generate significant revenue from our largest customers, and the loss or decline in revenue from any of these customers could harm our business, results of operations and financial condition.

In the years ended December 31, 2022, 2021 and 2020, our 10 largest Active Customer Accounts generated an aggregate of 12%, 11% and 14% of our revenue, respectively. If any of these customers, or other large customers do not continue to use our products, use fewer of our products, or use our products in a more limited capacity, or not at all, our business, results of operations and financial condition could be adversely affected. Additionally, the usage of our products by customers that do not have long-term contracts with us may change between periods. Those with no long-term contract with us may reduce or fully terminate their usage of our products at any time without notice, penalty or termination charges, which may adversely impact our results of operations.

We may not realize potential benefits from our acquisitions, partnerships and investments because of difficulties related to integration, the achievement of synergies, and other challenges.

We have acquired and invested in businesses and technologies that are complementary to our business through acquisitions, partnerships or investments, and we expect to continue to selectively evaluate strategic opportunities in the future. There can be no assurances that our businesses can be combined in a manner that allows for the achievement of substantial benefits. Any integration process may require significant time and resources, and we may not be able to manage the process successfully as our ability to acquire and integrate larger or more complex companies, products, or technology in a successful manner is unproven. If we are not able to successfully integrate these acquired businesses with ours or pursue our customer and product strategy successfully, the anticipated benefits of such acquisitions may not be realized fully or may take longer than expected to be realized. Further, it is possible that there could be a loss of our key employees and customers, disruption of ongoing businesses or unexpected issues, higher than expected costs and an overall post-completion process that takes longer than originally anticipated. In addition, the following issues, among others, must be addressed in order to realize the anticipated benefits of our acquisitions, partnerships or investments:

- combining the acquired businesses' corporate functions with our corporate functions;

- combining acquired businesses with our business in a manner that permits us to achieve the synergies anticipated to result from such acquisitions, the failure of which would result in the anticipated benefits of our acquisitions not being realized in the time frame currently anticipated or at all;

- maintaining existing agreements with customers, distributors, providers, talent and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers, talent and vendors;

- determining whether and how to address possible differences in corporate cultures and management philosophies;

- integrating the companies' compliance, administrative and IT infrastructure;

- developing products and technology that allow value to be unlocked in the future;

- evaluating and forecasting the financial impact of such acquisitions, partnerships and investments, including accounting charges; and

- effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of our management and resources may be focused on integration of the acquired businesses and diverted from day-to-day business operations, which may disrupt our ongoing business.

We have incurred, and may continue to incur, significant, nonrecurring costs in connection with our acquisitions, partnerships and investments and integrating our operations with those of the acquired businesses, including costs to maintain employee morale and to retain key employees. Management cannot ensure that the elimination of duplicative costs or the realization of other efficiencies will offset the transaction and integration costs in the near term or at all.

The effects of the COVID-19 pandemic and related public health measures have affected how we and our customers, partners and service providers are operating our respective businesses, and the extent of the impact on our business and results of operations remains uncertain.

The global COVID-19 pandemic has disrupted, and may continue to disrupt, our day-to-day operations and the operations of our customers, partners and service providers. The pandemic and its impact on the global economy may result in differing levels of demand for our products as the priorities, resources, financial conditions and economic outlook of our customers, partners and service providers change, which could adversely affect or increase the volatility of our financial results. Any prolonged contractions in industries impacted by COVID-19, along with any effects on supply chain or on other industries in which our customers, partners and service providers operate, could adversely impact our business, results of operations and financial condition. The pandemic could also result in reduced customer demand and willingness to enter into or renew contracts with us, which would adversely impact our business, results of operations and overall financial performance in future periods. While we have developed and continue to develop plans to help mitigate the potential negative impact of the pandemic on our business, these efforts may not be effective. The impact of the pandemic on our business will continue to depend on future developments, including but not limited to, the emergence of new coronavirus variants, the efforts or other actions undertaken to contain the virus or mitigate its effects and the easing or removal of such actions, all of which could evolve or change at any given time and are difficult to predict. If the COVID-19 pandemic continues to impact our employees, partners, suppliers or customers, or if the abatement of the pandemic results in decreased demand or a more challenging sales environment, our business, results of operations and financial condition may be harmed.

Risks Related to Cyber Security, Data Privacy and Intellectual Property

Breaches of or incidents impacting our networks or systems, or those of Amazon Web Services ("AWS") or our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant loss or unavailability of data and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and research and development activities to our marketing and sales efforts and communications with our customers and business partners. We have in the past and may in the future be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss or unavailability of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods and other similar threats.

Individuals or entities may attempt to penetrate the security of our platform, or of our network or systems, and to cause harm to our business operations, including by misappropriating our proprietary information or that of our customers, employees and business partners or to cause interruptions of our products and platform. In particular, cyberattacks and other malicious internet-based activity continue to increase in frequency and in magnitude generally, and cloud-based companies have been targeted in the past. In addition to threats from traditional computer hackers, malicious code, software vulnerabilities, supply chain attacks and vulnerabilities through our third-party partners, employees theft or misuse, password spraying, phishing, smishing, vishing, credential stuffing and denial-of-service attacks, we also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risk to our systems (including those hosted on AWS or other cloud services), internal networks, our customers' systems and the information that they store and process. Ransomware and cyber extortion attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate or reduce the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Because the techniques used to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we may be required to make further investments over time to protect data and infrastructure as cybersecurity threats develop, evolve and grow more complex over time. We may also be unable to anticipate these techniques, and we may not become aware in a timely manner of any security breach or incident, which could exacerbate any damage we experience.

Additionally, we depend upon our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or incidents or the loss, alteration, unavailability, or other unauthorized processing of data. We have been and expect to be subject to cybersecurity threats and incidents, including denial-of-service attacks, employee errors or individual attempts to gain unauthorized access to information systems. Any data security incidents, including internal malfeasance or inadvertent disclosures by our employees or a third party's fraudulent inducement of our employees to disclose information, unauthorized access or usage, virus or similar breach or incident or disruption of our platform, systems, or networks or those of our service providers, such as AWS, could result in loss, unavailability, or other unauthorized processing of confidential information, and any such event, or the perception that it has occurred, may result in damage to our reputation, erosion of customer trust, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. For example, in June and August 2022, we became aware that threat actors had conducted sophisticated social engineering campaigns against some of our employees after having obtained employee names and cell phone numbers from unknown sources. The attack identified in August, which involved smishing text messages that purported to be from our IT department, resulted in the threat actor obtaining some of our employees' credentials and access to certain data of approximately 209 customers out of our total customer base of approximately 270,000 at that time. We notified and worked with our affected customers. We also notified appropriate regulators and addressed their questions about the incident. We also took steps to remediate the incident, including enhancing our security training, improving our two factor authentication requirements, implementing additional layers of control within our VPN, reducing access to certain internal applications and tools, and increasing the refresh frequency for access to certain internal applications. Industry reports indicate that the threat actors also attacked other technology, telecommunication and cryptocurrency companies.

Furthermore, we are required to comply with laws and regulations that require us to maintain the security of personal information and we may have contractual and other legal obligations to notify customers, regulators, impacted individuals or other relevant stakeholders of security breaches. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions and other actions or proceedings (for example, investigations, audits, and inspections), and related fines, penalties, required remedial actions, or other obligations and liabilities; additional reporting requirements and/or oversight; restrictions on processing or transferring data (including personal data); claims, demands, and litigation (including class claims); indemnification obligations; monetary fund diversions; interruptions in our operations (including availability of data); financial loss and other similar harms. Actual and perceived security incidents and attendant consequences could also lead to negative publicity and reputational harm, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or mitigate the security incident. Accordingly, if our cybersecurity measures or those of AWS or our service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), compromise or the mishandling of data by our employees and contractors, then our reputation, customer trust, business, results of operations and financial condition could be adversely affected.

While we maintain errors, omissions and cyber liability insurance policies covering certain security and privacy damages, we cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or will be available, and in sufficient amounts, to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage as to any future claim.

We substantially rely upon AWS to operate our platform, and any disruption of or interference with our use of AWS would adversely affect our business, results of operations and financial condition.

We outsource a substantial majority of our cloud infrastructure to AWS, which hosts our products and platform. Our customers need to be able to reliably access our platform, without material interruption or degradation of performance. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We have experienced, and expect that we may experience interruptions, delays and outages in service and availability in the future due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints.

Capacity constraints could be caused by a number of potential causes, including technical failures, natural disasters, public health epidemics or pandemics (such as COVID-19), fraud or security attacks. In addition, if our security, or that of AWS, is compromised, our products or platform are unavailable, or if our users are unable to use our products within a reasonable amount of time or at all, any one of which may be due to circumstances beyond our control, then our business, results of operations and financial condition could be adversely affected. In some instances, we may encounter difficulties or otherwise not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our platform performance and to troubleshoot performance issues, especially during peak usage times, as our products become more complex and the usage of our products increases. To the extent that we do not effectively address capacity constraints, either through AWS or alternative providers of cloud infrastructure, or other factors that may result in interruptions, delays and outages in service and availability of our products and/or services, our business, results of operations and financial condition may be adversely affected. In addition, if Amazon requires that we comply with unfavorable terms in order to continue our use of AWS of if Amazon implements any changes in its service levels for AWS, the changes may adversely affect our ability to meet our customers' requirements, result in negative publicity which could harm our reputation and brand and may adversely affect the usage of our platform.

The substantial majority of the services we use from AWS are for cloud-based server capacity and, to a lesser extent, storage and other optimization offerings. AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. We access AWS infrastructure through standard IP connectivity protocols. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement if we fail to cure a breach of the agreement within 30 days of our being notified of the breach and, in some cases, AWS may suspend the agreement immediately for cause upon notice. Although we expect that we could procure similar services from other third parties, if any of our arrangements with AWS are terminated, we could experience interruptions to our platform and encounter difficulties in our ability to make our products reliably accessible by customers, as well as delays and additional expenses in procuring, implementing, and transitioning to alternative cloud infrastructure services. Any of the above circumstances or events may harm our reputation, erode customer trust, cause customers to stop using or reducing their usage of our products, discourage them from renewing their contracts, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

Our actual or perceived failure to comply with increasingly stringent laws, regulations and contractual obligations relating to privacy, data protection and data security could harm our reputation and subject us to significant fines and liability or loss of business.

We and our customers are subject to numerous domestic (for example, the California Consumer Privacy Act of 2018 ("CCPA")) and foreign (for example, the General Data Protection Regulation ("GDPR") in the European Union ("EU")) privacy, data protection and data security laws and regulations that restrict the collection, use, disclosure and processing of personal information, including financial and health data. These laws and regulations are expanding globally, evolving, are being tested in courts, may result in increasing regulatory and public scrutiny of our practices relating to personal information and may increase our exposure to regulatory enforcement action, sanctions and litigation.

The CCPA imposes obligations on businesses to which it applies. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal information. The CCPA allows for statutory fines for noncompliance. In addition, the California Privacy Rights Act of 2020 ("CPRA"), which became enforceable as of January 1, 2023, expanded the CCPA protections for consumers and employees. Similar laws have been enacted or been proposed at the state and federal levels. For example, Connecticut, Utah, Virginia and Colorado have each passed laws similar to but different from the CCPA and CPRA that have taken or will take effect in 2023. If we become subject to new privacy, data protection and data security laws, the risk of enforcement action against us could increase because we may become subject to additional obligations, and the number of individuals or entities that can initiate actions against us may increase, including individuals, via a private right of action, and state actors.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to privacy, data protection and data security. For example, the GDPR, the United Kingdom's Data Protection Act 2018 ("UK GDPR") and the Swiss Federal Act on Data Protection impose strict requirements for processing the personal information of individuals protected by the legislation, whether their data is processed within or outside the European Economic Area ("EEA"), the United Kingdom ("UK") and Switzerland, respectively (such jurisdictions, collectively, "Europe"). For example, the GDPR imposes significant requirements regarding the processing of individuals' personal information, including in relation to transparency, lawfulness of processing, individuals' privacy rights, compliant contracting, data minimization, data breach notification, data re-usage, data retention, security of processing and international data transfers. Under the GDPR and UK GDPR, government regulators may impose temporary or definitive bans on data processing or data transfers, require a company to delete data, as well as impose significant fines, potentially ranging up to 20 million Euros or 4% of a company's worldwide revenue, whichever is higher. Further, individuals may initiate compensation claims or litigation related to our processing of their personal information. Other privacy laws in Europe impose strict requirements around marketing communications and the deployment of cookies on users' devices. As another example, Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or "LGPD") (Law No. 13,709/2018) may apply to our operations. The LGPD broadly regulates processing of personal information of individuals in Brazil and imposes compliance obligations and penalties comparable to those of the GDPR.

Further, the interpretation and application of new domestic and foreign laws and regulations in many cases is uncertain, and our legal and regulatory obligations in such jurisdictions are subject to frequent and unexpected changes, including the potential for various regulatory or other governmental bodies to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations, or to increase penalties significantly. For example, the EU's Digital Services Act and Digital Markets Act recently entered into force, whereas proposed laws in Europe include the Artificial Intelligence Act and the Data Act.

Similarly, with our registration as an interconnected VoIP provider with the Federal Communications Commission ("FCC"), we also must comply with privacy laws associated with customer proprietary network information ("CPNI") rules in the United States. If we fail or are perceived to have failed to maintain compliance with these requirements, we could be subject to regulatory audits, civil and criminal penalties, fines and breach of contract claims, as well as reputational damage, which could impact the willingness of customers to do business with us.

In addition to our legal obligations, our contractual obligations relating to privacy, data protection and data security have become increasingly stringent due to changes in laws and regulations and the expansion of our offerings. Certain privacy, data protection and data security laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. In addition, we support customer workloads that involve the processing of protected health information and are required to sign business associate agreements with customers that subject us to requirements under the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, as well as state laws that govern health information.

Our actual or perceived failure to comply with laws, regulations, contractual commitments, or other actual or asserted obligations, including certain industry standards, regarding privacy, data protection and data security could lead to costly legal action, adverse publicity, significant liability, inability to process data, and decreased demand for our services, which could adversely affect our business, results of operations and financial condition.

As a cumulative example of these risks, because our primary data processing facilities are in the United States, we have experienced hesitancy, reluctance, or refusal by European or multinational customers to continue to use our services due to the potential risks posed as a result of the Court of Justice's July 2020 ruling in the "Schrems II" case, as well as related guidance from regulators. For example, absent appropriate safeguards or other circumstances, the GDPR and laws in Switzerland and the UK generally restrict the transfer of personal information to countries outside of the EEA, Switzerland and the UK such as the United States, that the European Commission does not consider as providing an adequate level of privacy, data protection and data security. On March 25, 2022, the United States and EU announced an "agreement in principle" to replace the EU-U.S. Privacy Shield transfer framework with the Trans-Atlantic Data Privacy Framework. Progress has since been made towards the establishment of this as a valid transfer mechanism with President Biden's issuance of the Executive Order Enhancing Safeguards for United States Signals Intelligence Activity in October 2022. Additionally, on December 13, 2022, the European Commission published a draft adequacy decision on the level of protection of personal data under the EU-U.S. Data Privacy Framework, but this framework has not yet been established. If we cannot implement and maintain a valid mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal information from Europe or elsewhere. The inability to import personal information to the United States could significantly and negatively impact our business operations; limit our ability to collaborate with parties that are subject to data privacy and security laws; or require us to increase our personal information processing capabilities in Europe and/or elsewhere at significant expense. We and our customers are at risk of enforcement actions during such time we continue to require data transfers from Europe for the provision of our services. In addition, outside of Europe, other jurisdictions have proposed and enacted laws relating to cross-border data transfer or requiring personal information, or certain subcategories of personal information, to be stored in the jurisdiction of origin. If we are unable to increase our data processing capabilities and storage in Europe and other countries to limit or eliminate the need for data transfers out of Europe and other applicable countries quickly enough, and other valid solutions for personal information transfers to the United States or other countries are not available or are difficult to implement in the interim, we will likely face continuing reluctance from European and multinational customers to use our services and increased exposure to regulatory actions, substantial fines and injunctions against processing or transferring personal information across borders.

Evolving laws, regulations, and other actual and asserted obligations relating to privacy, data protection, and data security could reduce demand for our platform, increase our costs, impair our ability to grow our business, or restrict our ability to store and process data or, in some cases, impact our ability to offer our service in some locations and may subject us to liability. Further, in view of new or modified federal, state or foreign laws and regulations, industry standards, contractual obligations and other actual and asserted obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our practices and platform and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and other intellectual property laws, contractual provisions, and internal processes, procedures, and controls in an effort to establish, maintain, enforce, and protect our intellectual property and proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. While we have been issued patents in the United States and other countries and have additional patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Further, the laws of some countries do not protect intellectual property or proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of such rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We also rely, in part, on contractual confidentiality obligations we impose on our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These obligations may not effectively prevent unauthorized disclosure or use of our confidential information, and it may be possible for unauthorized parties to copy or access our software or other proprietary technology or information, or to develop similar products independently without our having an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases, we may not be able to assert any trade secret rights against those parties.

We may be required to spend significant resources to monitor, enforce, maintain, and protect our intellectual property and proprietary rights. Litigation brought to protect and enforce our intellectual property or proprietary rights could be costly, time-consuming and distracting to management, result in a diversion of significant resources, or the narrowing or invalidation of portions of our intellectual property. Our efforts to enforce our intellectual property or proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of such rights. Our failure to meaningfully protect our intellectual property and proprietary rights, could have an adverse effect on our business, results of operations and financial condition.

We have been sued and may, in the future, be sued by third parties for alleged infringement of their intellectual or other proprietary rights, which could adversely affect our business, results of operations and financial condition.

There is considerable patent and other intellectual property development activity in our industry. We may also introduce or acquire new products or technologies, including in areas where we historically have not participated, which could increase our exposure to intellectual property infringement claims brought by third parties. Our future success depends, in part, on not infringing the intellectual property or proprietary rights of others and we may be unaware of such rights that may cover some or all of our technology or intellectual property. We have from time to time been subject to claims that our products or platform and underlying technology are infringing upon third-party intellectual property or proprietary rights. We may be subject to such claims in the future and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses (including settlement payments and costs associated with litigation) and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products, or require that we comply with other unfavorable terms.

Additionally, our agreements with customers and other third parties typically include indemnification or other provisions under which we agree to indemnify or are otherwise liable to them for losses suffered or incurred by them as a result of claims of intellectual property infringement. Although we typically limit our liability with respect to such obligations through such agreements, we may still incur substantial liability related to our indemnification obligations.

Regardless of the merits or ultimate outcome of any claims of infringement, misappropriation, or violation of intellectual or other proprietary rights that have been or may be brought against us or that we may bring against others, these types of claims, disputes, and lawsuits are time-consuming and expensive to resolve, divert management's time and attention, and could harm our reputation. Litigation is inherently unpredictable and we cannot predict the timing, nature, controversy or outcome of disputes brought against us or assure you that the results of any of these actions will not have an adverse effect on our business, results of operations or financial condition.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our products and platform incorporate open source software, and we expect to continue to incorporate open source software in our products and platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Although we have implemented policies to regulate the use and incorporation of open source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. If we fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not, or have not, complied with the terms and conditions of the license for such open source software, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and platform and to re-engineer our products or platform or discontinue offering our products to customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or platform, damage our reputation, give rise to increased scrutiny regarding our use of open source software, result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

Risks Related to Legal and Regulatory Matters

Certain of our products are subject to telecommunications-related regulations, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.

As a provider of communications products, we are subject to existing or potential FCC regulations relating to privacy, telecommunications, consumer protection and other requirements. In addition, the extension of telecommunications regulations to our non-interconnected VoIP services could result in additional federal and state regulatory obligations and taxes. We are also in discussions with certain jurisdictions regarding potential sales and other taxes for prior periods that we may owe. In the event any of these jurisdictions disagree with management's assumptions and analysis, the assessment of our tax exposure could differ materially from management's current estimates, which may increase our costs of doing business and negatively affect the prices our customers pay for our services. If we do not comply with FCC rules and regulations, we could be subject to FCC enforcement actions, fines, loss of licenses and possibly restrictions on our ability to operate or offer certain of our products. Any enforcement action by the FCC, which may be a public process, would hurt our reputation in the industry, could erode customer trust, possibly impair our ability to sell our VoIP and other telecommunications products to customers and could adversely affect our business, results of operations and financial condition.

Certain of our products are subject to a number of FCC regulations and laws that are administered by the FCC. Among others, we must comply (in whole or in part) with:

- the Communications Act of 1934, as amended, which regulates communications services and the provision of such services;

- the Telephone Consumer Protection Act, which limits the use of automatic dialing systems for calls and texts, artificial or prerecorded voice messages and fax machines;

- the Communications Assistance for Law Enforcement Act, which requires covered entities to assist law enforcement in undertaking electronic surveillance;

- requirements to safeguard the privacy of certain customer information;

- payment of annual FCC regulatory fees and contributions to FCC-administered funds based on our interstate and international revenues; and

- rules pertaining to access to our services by people with disabilities and contributions to the Telecommunications Relay Services fund.

In addition, Congress and the FCC are attempting to mitigate the prevalence of robocalls by requiring participation in a technical standard called SHAKEN/STIR, which allows voice carriers to authenticate caller ID, prohibiting malicious spoofing.

Similarly, in May 2021, the Biden Administration issued an Executive Order requiring federal agencies to implement additional information technology security measures, including, among other things, requiring agencies to adopt multifactor authentication and encryption for data at rest and in transit to the maximum extent consistent with Federal records laws and other applicable laws. The National Institute of Standards and Technology issued a Secure Software Development Framework (SSDF) on September 30, 2021 and Software Supply Chain Security Guidance (incorporating the SSDF), on February 4, 2022, and on March 7, 2022, the Office of Management and Budget directed federal agencies to incorporate both documents into their software lifecycle and acquisitions practices. The Executive Order also may lead to the development of additional secure software development practices and/or criteria for a consumer software labeling program, the criteria which will reflect a baseline level of secure practices, for software that is developed and sold to the U.S. federal government. Software developers will be required to provide visibility into their software and make security data publicly available. Due to this Executive Order, federal agencies may require us to modify our cybersecurity practices and policies, thereby increasing our compliance costs. If we are unable to meet the requirements of the Executive Order, our ability to work with the U.S. government may be impaired and may result in a loss of revenue.

If we do not comply with any current or future rules or regulations that apply to our business, we could be subject to substantial fines and penalties, and we may have to restructure our offerings, exit certain markets or raise the price of our products. In addition, any uncertainty regarding whether particular regulations apply to our business, and how they apply, could increase our costs or limit our ability to grow.

As we continue to expand internationally, we have become subject to telecommunications laws and regulations in the foreign countries where we offer our products. Internationally, we currently offer our products in more than 180 countries and territories.

Our international operations are subject to country-specific governmental regulation and related actions that have increased and will continue to increase our compliance costs or impact our products and platform or prevent us from offering or providing our products in certain countries. Moreover, the regulation of CPaaS companies like us is continuing to evolve internationally and many existing regulations may not fully contemplate the CPaaS business model or how they fit into the communications regulatory framework. As a result, interpretation and enforcement of regulations often involve significant uncertainties. In many countries, including those in the European Union, a number of our products or services are subject to licensing and communications regulatory requirements which increases the level of scrutiny and enforcement by regulators. Future legislative, regulatory or judicial actions impacting CPaaS services could also increase the cost and complexity of compliance and expose us to liability. For example, in some countries, some or all of the services we offer are not considered regulated telecommunications services, while in other countries they are subject to telecommunications regulations, including but not limited to payment into universal service funds, licensing fees, provision of emergency services, provision of information to support emergency services and number portability. Failure to comply with these regulations could result in our Company being issued remedial directions to undertake independent audits and implement effective systems, processes and practices to ensure compliance, significant fines or being prohibited from providing telecommunications services in a jurisdiction.

Moreover, certain of our products may be used by customers located in countries where voice and other forms of Internet Protocol ("IP") communications may be illegal or require special licensing or in countries on a U.S. embargo list. Even where our products are reportedly illegal or become illegal or where users are located in an embargoed country, users in those countries may be able to continue to use our products in those countries notwithstanding the illegality or embargo. We may be subject to penalties or governmental action if consumers continue to use our products in countries where it is illegal to do so or if we use a local partner to provide services in a country and the local partner does not comply with applicable governmental regulations. Any such penalties or governmental action may be costly and may harm our business and damage our brand and reputation. We may be required to incur additional expenses to meet applicable international regulatory requirements or be required to raise the prices of services, or restructure or discontinue those services if required by law or if we cannot or will not meet those requirements. Any of the foregoing could adversely affect our business, results of operations and financial condition.

If we are unable to obtain or retain geographical, mobile, regional, local or toll-free numbers, or to effectively process requests to port such numbers in a timely manner due to industry regulations, our business and results of operations may be adversely affected.

Our future success depends in part on our ability to obtain allocations of geographical, mobile, regional, local and toll-free direct inward dialing numbers or phone numbers as well as short codes and alphanumeric sender IDs (collectively, "Numbering Resources") in the United States and foreign countries at a reasonable cost and without overly burdensome restrictions. Our ability to obtain allocations of, assign and retain Numbering Resources depends on factors outside of our control, such as applicable regulations, the practices of authorities that administer national numbering plans or of network service providers from whom we can provision Numbering Resources, such as offering these Numbering Resources with conditional minimum volume call level requirements, the cost of these Numbering Resources and the level of overall competitive demand for new Numbering Resources.

In addition, in order to obtain allocations of, assign and retain Numbering Resources in the EU or certain other regions, we are often required to be licensed by local telecommunications regulatory authorities, some of which have been increasingly monitoring and regulating the categories of Numbering Resources that are eligible for provisioning to our customers. We have obtained licenses and are in the process of obtaining licenses in various countries in which we do business, but in some countries, the regulatory regime around provisioning of Numbering Resources is unclear, subject to change over time, and sometimes may conflict from jurisdiction to jurisdiction. Furthermore, these regulations and governments' approach to their enforcement, as well as our products and services, are still evolving and we may be unable to maintain compliance with applicable regulations, or enforce compliance by our customers, on a timely basis or without significant cost. Also, compliance with these types of regulation may require changes in products or business practices that result in reduced revenue. Due to our or our customers' assignment and/or use of Numbering Resources in certain countries in a manner that violates applicable rules and regulations, we have been subjected to government inquiries and audits, and may in the future be subject to significant penalties or further governmental action, and in extreme cases, may be precluded from doing business in that particular country. We have also been forced to reclaim Numbering Resources from our customers as a result of certain events of non-compliance. These reclamations result in loss of customers, loss of revenue, reputational harm, erosion of customer trust, and may also result in breach of contract claims, all of which could have an adverse effect on our business, results of operations and financial condition.

Due to their limited availability, there are certain popular area code prefixes that we generally cannot obtain. Our inability to acquire or retain Numbering Resources for our operations may make our voice and messaging products less attractive to potential customers in the affected local geographic areas. In addition, future growth in our customer base, together with growth in the customer bases of other providers of cloud communications, has increased, which increases our dependence on needing sufficiently large quantities of Numbering Resources. It may become increasingly difficult to source larger quantities of Numbering Resources as we scale and we may need to pay higher costs for Numbering Resources, and Numbering Resources may become subject to more stringent regulation or conditions of usage such as the registration and on-going compliance requirements discussed above.

Additionally, in some geographies, we support number portability, which allows our customers to transfer their existing phone numbers to us and thereby retain their existing phone numbers when subscribing to our voice and messaging products. Transferring existing numbers is a manual process that can take up to 15 business days or longer to complete. Any delay that we experience in transferring these numbers typically results from the fact that we depend on network service providers to transfer these numbers, a process that we do not control, and these network service providers may refuse or substantially delay the transfer of these numbers to us. Number portability is considered an important feature by many potential customers, and if we fail to reduce any related delays, then we may experience increased difficulty in acquiring new customers.

United States federal legislation and international laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our platform, and establish financial penalties for non-compliance, which could increase the costs of our business.

The Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the "CAN-SPAM Act") establishes certain requirements for commercial email messages and transactional email messages and specifies penalties for the transmission of email messages that are intended to deceive the recipient as to source or content. Among other things, the CAN-SPAM Act, obligates the sender of commercial emails to provide recipients with the ability to "opt-out" of receiving future commercial emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more restrictive and difficult to comply with than the CAN-SPAM Act. For example, Utah and Michigan prohibit the sending of email messages that advertise products or services that minors are prohibited by law from purchasing or that contain content harmful to minors to email addresses listed on specified child protection registries. Some portions of these state laws may not be preempted by the CAN-SPAM Act. In addition, certain non-U.S. jurisdictions in which we operate have enacted laws regulating the sending of email that are more restrictive than U.S. laws. For example, some foreign laws prohibit sending broad categories of email unless the recipient has provided the sender advance consent (or "opted-in") to receipt of such email. If we were found to be in violation of the CAN-SPAM Act, applicable state laws governing email not preempted by the CAN-SPAM Act or foreign laws regulating the distribution of email, whether as a result of violations by our customers or our own acts or omissions, we could be required to pay large penalties, which would adversely affect our financial condition, significantly harm our business, injure our reputation and erode customer trust. The terms of any injunctions, judgments, consent decrees or settlement agreements entered into in connection with enforcement actions or investigations against our company in connection with any of the foregoing laws may also require us to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or could increase our operating costs.

Our customers' and other users' violation of our policies or other misuse of our platform to transmit unauthorized, offensive or illegal messages, spam, phishing scams, and website links to harmful applications or for other fraudulent or illegal activity could damage our reputation, and we may face a risk of litigation and liability for illegal activities on our platform and unauthorized, inaccurate, or fraudulent information distributed via our platform.

The actual or perceived improper sending of text messages or voice calls may subject us to potential risks, including liabilities or claims relating to consumer protection laws and regulatory enforcement, including fines. For example, the Telephone Consumer Protection Act of 1991 ("TCPA") restricts telemarketing and the use of automatic SMS text messages without explicit customer consent. TCPA violations can result in significant financial penalties, as businesses can incur penalties or criminal fines imposed by the FCC or be fined up to $1,500 per violation through private litigation or state attorneys general or other state actor enforcement. Class action suits are the most common method for private enforcement. This has resulted in civil claims against our company and requests for information through third-party subpoenas. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages or voice calls are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws by obtaining proper consent, we could face direct liability.

Moreover, certain customers may use our platform to transmit unauthorized, offensive or illegal messages, calls, spam, phishing scams, and website links to harmful applications, reproduce and distribute copyrighted material or the trademarks of others without permission, and report inaccurate or fraudulent data or information. These issues also arise with respect to a portion of those users who use our platform on a free trial basis or upon initial use. These actions are in violation of our policies, in particular, our Acceptable Use Policy. For example, on January 24, 2023, we received a cease-and-desist letter from the FCC alleging that we were transmitting illegal robocall traffic that originated from an independent software vendor customer and their end user customer. In response, we have suspended the customers' accounts and are in the process of responding to the FCC regarding the steps we are taking to prevent new or renewing customers from using our network to transmit illegal robocalls. Failure to respond appropriately to the FCC's allegations could allow domestic carriers to begin blocking all voice traffic transmitting from our network. However, our efforts to defeat spamming attacks, illegal robocalls and other fraudulent activity will not prevent all such attacks and activity. Such use of our platform could damage our reputation and we could face claims for damages, regulatory enforcement, copyright or trademark infringement, defamation, negligence, or fraud. Furthermore, enacting more stringent controls on our customers' use of our platform to combat such violations of our Acceptable Use Policy could increase friction for our legitimate customers and decrease their use of our platform.

Our customers' and other users' promotion of their products and services through our platform might not comply with federal, state, and foreign laws or of contractual requirements imposed by carriers, such as the CTIA Shortcode Agreement, The Campaign Registry, and associated policies. We rely on contractual representations made to us by our customers that their use of our platform will comply with our policies and applicable law, including, without limitation, our email and messaging policies. Although we retain the right to verify that customers and other users are abiding by certain contractual terms, our

Acceptable Use Policy and our email and messaging policies and, in certain circumstances, to review their email, messages and distribution lists, our customers and other users are ultimately responsible for compliance with our policies, and we do not systematically audit our customers or other users to confirm compliance with our policies. We cannot predict whether our role in facilitating our customers' or other users' activities will result in violations of carrier policies which could result in fines, administrative delays, or service interruptions. We also cannot predict whether our role in facilitating our customers' or other users' activities would expose us to liability under applicable state or federal law, or whether that possibility could become more likely if changes to current laws regulating content moderation, such as Section 230 of the Communications Decency Act, are enacted. If we are found liable for our customers' or other users' activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

Additionally, our products may be subject to fraudulent usage, including but not limited to revenue share fraud, domestic traffic pumping, subscription fraud, premium text message scams and other fraudulent schemes. Although our customers are required to set passwords or personal identification numbers to protect their accounts, third parties have in the past been, and may in the future be, able to access and use their accounts through fraudulent means. Furthermore, spammers attempt to use our products to send targeted and untargeted spam messages. We cannot be certain that our efforts to defeat spamming attacks will be successful in eliminating all spam messages from being sent using our platform. In addition, a cybersecurity breach of our customers' systems could result in exposure of their authentication credentials, unauthorized access to their accounts or fraudulent calls on their accounts, any of which could adversely affect our business, results of operations and financial condition.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products, and could adversely affect our business, results of operations and financial condition.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communications and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally or result in reductions in the demand for Internet-based products and services such as our products and platform. In particular, a re-adoption of "network neutrality" rules in the United States, which President Biden supported during his campaign, could affect the services used by us and our customers. California's state network neutrality law went into effect on March 10, 2021. A temporary injunction preventing implementation of a similar law in Vermont expired on April 20, 2022, but a challenge to that law remains pending. A number of other states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by "viruses," "worms," and similar malicious programs. If the use of the Internet is reduced as a result of these or other issues, then demand for our products could decline, which could adversely affect our business, results of operations and financial condition.

Our global operations subject us to potential liability under export control, economic trade sanctions, anti-corruption, and other laws and regulations, and such violations could impair our ability to compete in international markets and could subject us to liability for compliance violations.

Certain of our products and services may be subject to export control and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control as well as similar laws and regulations in other countries in which we do business. Exports of our products and the provision of our services must be made in compliance with these requirements. Although we take precautions to prevent our products from being provided in violation of such laws, we are aware of previous exports of certain of our products to a small number of persons and organizations that are the subject of U.S. sanctions or are located in countries or regions subject to U.S. sanctions. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Any change in trade protection laws, policies, export, sanctions and other regulatory requirements affecting trade and investments, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export our products or provide our services to existing or prospective customers with international operations. Any decreased use of our products and services or limitations on our ability to export our products and provide our services could adversely affect our business, results of operations and financial condition.

Further, we incorporate encryption technology into certain of our products. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our customers' ability to import our products into those countries. Encryption products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of exports of encryption products, or our failure to obtain required approval for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products and provision of our services, including with respect to new releases of our products and services, may create delays in the introduction of our products and services in international markets, prevent our customers with international operations from deploying our products and using our services throughout their globally-distributed systems or, in some cases, prevent the export of our products or provision of our services to some countries altogether.

We are also subject to U.S. and foreign anti-corruption and anti-bribery laws, including the FCPA, the UK Bribery Act 2010, and other anti-corruption laws and regulations in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and generally prohibit companies, their employees, agents, representatives, business partners, and third parties intermediaries from directly or indirectly authorizing, offering, or providing, improper payments or things of value to recipients in the public or private sector, and also require that we maintain accurate books and records and adequate internal controls and compliance procedures designed to prevent violations. We sometimes leverage third parties to sell our products and conduct our business abroad. We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that none of our employees agents, representatives, business partners or third-party intermediaries will fail to comply with our policies and applicable laws and regulations, for which we may ultimately be held responsible. Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, significant fines and penalties, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

The standards imposed by private entities and inbox service providers to regulate the use and delivery of email have in the past interfered with, and may continue to interfere with, the effectiveness of our platform and our ability to conduct business.

From time to time, some of our IP addresses have become, and we expect will continue to be, listed with one or more denylisting entities due to the messaging practices of our customers and other users. We may be at an increased risk of having our IP addresses denylisted due to our scale and volume of email processed, compared to our smaller competitors. There can be no guarantee that we will be able to successfully remove ourselves from those lists. Because we fulfill email delivery on behalf of our customers, denylisting of this type could undermine the effectiveness of our customers' transactional email, email marketing programs and other email communications, all of which could have a material negative impact on our business, financial condition and results of operations.

Additionally, inbox service providers can block emails from reaching their users or categorize certain emails as "promotional" emails and, as a result, direct them to an alternate or "tabbed" section of the recipient's inbox. The implementation of new or more restrictive policies by inbox service providers may make it more difficult to deliver our customers' emails, particularly if we are not given adequate notice of a change in policy or struggle to update our platform or services to comply with the changed policy in a reasonable amount of time. If the open rates of our customers' emails are negatively impacted by the actions of inbox service providers to block or categorize emails then customers may question the effectiveness of our platform and cancel their accounts. This, in turn, could harm our business, financial condition and results of operations.

Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

We are and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as disputes or employment claims made by our current or former employees. Any litigation, whether meritorious or not, could harm our reputation, will increase our costs and may divert management's attention, time and resources, which may in turn seriously harm our business. Insurance might not cover such claims or the costs to defend such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs and could seriously harm our business. If we are required to make substantial payments or implement significant changes to our operations as a result of legal proceedings or claims, our business, results of operations and financial condition could be adversely affected.

Risks Related to Financial and Accounting Matters

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. For example, global geopolitical events, such as the war in Ukraine, economic events, public health epidemics and pandemics such as the COVID-19 pandemic, trade tariff developments and other events have caused global economic uncertainty and variability in foreign currency exchange rates. While we have primarily transacted with customers and business partners in U.S. dollars, we have also conducted business in currencies other than the U.S. dollar. We expect to significantly expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of the United States in local currencies and for employee compensation and other operating expenses at our non-U.S. locations in the respective local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses.

In addition, our international subsidiaries maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our results of operations due to transactional and translational remeasurements. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors and securities analysts who follow our stock, the trading price of our Class A common stock could be adversely affected.

We recently implemented a program to hedge transactional exposure against the Euro, and may do so in the future with respect to other foreign currencies. We also use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our borrowing costs, and we may still incur substantially more debt, which may adversely affect our operations and financial results.

As of December 31, 2022, we had $1.0 billion of indebtedness outstanding (excluding intercompany indebtedness). Our indebtedness may:

- limit our ability to obtain additional financing to fund future working capital, capital expenditures, business opportunities, acquisitions or other general corporate requirements;

- require a portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, business opportunities, acquisitions and other general corporate purposes;

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

- expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under a future revolving credit facility, may be at variable rates of interest;

- place us at a competitive disadvantage compared to our less leveraged competitors; and

- increase our cost of borrowing.

In addition, the indenture which governs our 3.625% notes due 2029 (the "2029 Notes") and our 3.875% notes due 2031 (the "2031 Notes," and together with the 2029 Notes, the "Notes") contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could permit the trustee, or permit the holders of the Notes to cause the trustee, to declare all or part of the Notes to be immediately due and payable or to exercise any remedies provided to the trustee and/or result in the acceleration of substantially all of our indebtedness. Any such event would adversely affect our business, results of operations and financial condition.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the Notes. Our ability to restructure or refinance our debt will depend on, among other things, the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture that governs the Notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness and our financial condition. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

We may require additional capital to support our business, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing organizations and our presence outside of the United States, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. In addition, we may use a portion of our cash to satisfy tax withholding and remittance obligations related to outstanding restricted stock units. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock and Class B common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities, our ability to repurchase stock, and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all, particularly during times of market volatility and general economic instability. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, results of operations and financial condition may be adversely affected.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.

We rely on assumptions and estimates to calculate certain of our key metrics, such as Active Customer Accounts and Dollar-Based Net Expansion Rate. Our key metrics are not based on any standardized industry methodology and are not necessarily calculated in the same manner or comparable to similarly titled measures presented by other companies. Similarly, our key metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. The numbers that we use to calculate Active Customer Accounts and Dollar-Based Net Expansion Rate are based on internal data. While these numbers are based on what we believe to be reasonable judgments and estimates for the applicable period of measurement, there are inherent challenges in measuring usage. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations, and financial condition would be harmed.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition and business combinations. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Changes in accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, Accounting Standards Codification ("ASC") 842, "Leases" that became effective January 1, 2019, had a material impact on our consolidated financial statements as described in detail in Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. Adoption of these types of accounting standards and any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which result in regulatory discipline and harm investors' confidence in us.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. As of December 31, 2022, we carried a net $6.1 billion of goodwill and intangible assets. An adverse change in market conditions or significant changes in accounting conclusions, particularly if such changes have the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or intangible assets. Any such charges may adversely affect our results of operations.

Purchase price accounting in connection with our acquisitions requires estimates that may be subject to change and could impact our consolidated financial statements and future results of operations and financial position.

Pursuant to the acquisition method of accounting, the purchase price we pay for our acquired businesses is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill. The acquisition method of accounting is dependent upon certain valuations and other studies that are preliminary. Differences between these preliminary estimates and the final acquisition accounting may occur, and these differences could have a material impact on the consolidated financial statements and the combined company's future results of operations and financial position.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. In addition, if we acquire additional businesses, we may not be able to successfully integrate the acquired operations and technologies and maintain internal control over financial reporting, if applicable, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, and could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.


Risks Related to Tax Matters


> ***Our ability to use our net operating losses and certain other tax attributes to offset future taxable income and taxes may be subject to certain limitations.***

As of December 31, 2022, we had U.S. federal, state and foreign net operating loss carryforwards ("NOLs"), of $3.7 billion, $2.7 billion and $498.5 million, respectively. Utilization of these NOL carryforwards depends on our future taxable income, and there is risk that a portion of our existing NOLs could expire unused, and that even if we achieve profitability, the use of our unexpired NOLs would be subject to limitations, which could materially and adversely affect our operating results. U.S. federal NOLs generated in taxable years beginning before January 1, 2018, may be carried forward only 20 years to offset future taxable income, if any. Under current law, U.S. federal NOLs generated in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state law, a corporation that undergoes an "ownership change" (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs and other pre-change tax attributes to offset post-change taxable income and taxes. Our existing NOLs and other tax attributes may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in the future, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

> ***We may have additional tax liabilities, which could harm our business, results of operations and financial condition.***

Significant judgments and estimates are required in determining our provision for income taxes and other tax liabilities. Our tax expense may be impacted, for example, if tax laws change or are clarified to our detriment or if tax authorities successfully challenge the tax positions that we take, such as, for example, positions relating to the arms-length pricing standards for our intercompany transactions and our indirect tax positions. In determining the adequacy of our provision for income taxes, we assess the likelihood of adverse outcomes that could result if our tax positions were challenged by the Internal Revenue Service ("IRS"), and other tax authorities. Should the IRS or other tax authorities assess additional taxes as a result of examinations, we may be required to record charges to operations that could adversely affect our results of operations and financial condition.

We conduct operations in many tax jurisdictions throughout the United States and internationally. In many of these jurisdictions, non-income-based taxes, such as sales, VAT, GST, and telecommunications taxes, are assessed on our operations or our sales to customers. We are subject to indirect taxes, and may be subject to certain other taxes, in some of these jurisdictions. We collect certain telecommunications-based taxes from our customers in certain jurisdictions, and we expect to continue expanding the number of jurisdictions in which we will collect these taxes in the future.

Many states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Following the United States Supreme Court decision in South Dakota v. Wayfair, Inc., states are now free to levy taxes on sales of goods and services based on an "economic nexus," regardless of whether the seller has a physical presence in the state. Any additional fees and taxes levied on our services by any state may adversely impact our results of operations.

Historically, we have not billed or collected taxes in certain jurisdictions and, in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), we have recorded a provision for our tax exposure in these jurisdictions when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. We reserved $29.1 million and $20.6 million for domestic jurisdictions and jurisdictions outside of the United States, respectively, on our December 31, 2022 balance sheet for these tax payments. These estimates include several key assumptions, including, but not limited to, the taxability of our products, the jurisdictions in which we believe we have nexus or a permanent establishment, and the sourcing of revenues to those jurisdictions. In the event these jurisdictions challenge our assumptions and analysis, our actual exposure could differ materially from our current estimates and reserves. If the actual payments we make to any jurisdiction exceed the accrual in our balance sheet, our results of operations would be harmed. In addition, some customers may question the incremental tax charges and seek to negotiate lower pricing from us, which could adversely affect our business, results of operations and financial condition.

We are in discussions with certain jurisdictions regarding potential sales and other indirect taxes for prior periods that we may owe. If any of these jurisdictions disagree with management's assumptions and analysis, the assessment of our tax exposure could differ materially from management's current estimates. For example, San Francisco City and County has assessed us for $38.8 million in taxes, including interest and penalties, which exceeded the $11.5 million we had accrued for that assessment. We have paid the full amount, as required by law, and the payment made in excess of the accrued amount is reflected as a deposit on our balance sheet. We believe, however, that this assessment is incorrect and, after failing to reach a settlement, filed a lawsuit on May 27, 2021 contesting the assessment. The trial is expected to be in the summer of 2023. However, litigation is uncertain and a ruling against us may adversely affect our financial position and results of operations.

Our global operations and structure subject us to potentially adverse tax consequences.

We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Also, our tax expense could be affected depending on the applicability of withholding and other taxes (including withholding and indirect taxes on software licenses and related intercompany transactions) under the tax laws of certain jurisdictions in which we have business operations. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Changes in, or interpretations of, tax rules and regulations or our tax positions may materially and adversely affect our income taxes.

We are subject to income taxes in both the United States and numerous international jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates may fluctuate significantly on a quarterly basis because of a variety of factors, including changes in the mix of earnings and losses in countries with differing statutory tax rates, changes in our business or structure, changes in tax laws that could adversely impact our income or non-income taxes or the expiration of or disputes about certain tax agreements in a particular country. We are subject to audit by various tax authorities. In accordance with U.S. GAAP, we recognize income tax benefits, net of required valuation allowances and accrual for uncertain tax positions. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, an adverse effect on our results of operations, financial condition and cash flows in the period or periods for which that determination is made could result.

Changes in tax laws (including in response to the COVID-19 pandemic) or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our products. For example, on August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, with tax provisions primarily focused on implementing a 15%

minimum tax on global adjusted financial statement income, effective for tax years beginning after December 31, 2022, and a 1% excise tax on share repurchases occurring after December 31, 2022, which may affect our share repurchase program.

As another example, beginning in 2022, the Tax Cuts and Jobs Act of 2017 (the "Tax Act") eliminates the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years pursuant to Section 174 of the Code, which impacts our effective tax rate and our cash tax liability in 2022. If the requirement to capitalize Section 174 expenditures is not modified by legislation, it may also impact our effective tax rate and our cash tax liability in the future.

On October 8, 2021, the Organization for Economic Co-operation and Development (the "OECD") announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (the "Framework") which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy. On December 20, 2021, the OECD released Pillar Two Model Rules defining the global minimum tax rules, which contemplate a minimum tax rate of 15%. The OECD continues to release additional guidance on these rules and the Framework calls for law enactment by OECD and G20 members to take effect after 2023. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. Changes to these and other areas in relation to international tax reform, including future actions taken by foreign governments in response to the Tax Act, could increase uncertainty and may adversely affect our tax rate and cash flow in future years.

Risks Related to Ownership of Our Class A Common Stock

The trading price of our Class A common stock has been volatile and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock has, and may continue to, fluctuate significantly in response to numerous factors, many of which are beyond our control and may not be related to our operating performance, including:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our Class A common stock by our stockholders;

- our issuance or repurchase of shares of our Class A common stock;

- short selling of our Class A common stock or related derivatives;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

- announcements by us or our competitors of new products or services;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- changes in laws, industry standards, regulations or regulatory enforcement in the United States or internationally;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any significant change in our management, including changes in the pace of hiring; and

- general political, social, economic and market conditions, in both domestic and foreign markets, including the effects of the COVID-19 pandemic and the war in Ukraine on the global economy, labor shortages, supply chain disruptions, inflation, increased interest rates and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Substantial future sales of shares of our Class A common stock could cause the market price of our Class A common stock to decline.

The market price of our Class A common stock could decline as a result of substantial sales of our Class A common stock, particularly sales by our directors, executive officers and significant stockholders, or the perception in the market that holders of a large number of shares intend to sell their shares. Additionally, the shares of Class A common stock subject to outstanding options and restricted stock unit awards under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market upon issuance, subject to applicable insider trading policies.

Until no later than June 2023, the dual class structure of our common stock has the effect of concentrating voting power with those stockholders who held our capital stock prior to the completion of our initial public offering, including our directors, executive officers and their respective affiliates. This limits the ability of holders of our Class A common stock to influence corporate matters, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. As of December 31, 2022, our directors, executive officers and their respective affiliates, held in the aggregate 21.0% of the voting power of our capital stock. Because of the 10-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will be able to significantly influence certain matters submitted to our stockholders for approval until the earlier of (i) June 28, 2023 (the "Final Conversion Date"), or (ii) the date the holders of two-thirds of our Class B common stock elect to convert the Class B common stock to Class A common stock. While our dual class common stock structure remains in effect, this concentrated voting power limits your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, our dual class structure may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, until no later than the Final Conversion Date, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

We may not realize the anticipated long-term stockholder value of our share repurchase program, and any failure to repurchase our Class A common stock after we have announced our intention to do so may negatively impact our stock price.

In February 2023, we announced that our board of directors authorized the repurchase of up to $1.0 billion of our Class A common stock from time to time through a share repurchase program. Under our share repurchase program, we may make repurchases of stock through a variety of methods, including open share market purchases, privately negotiated purchases, entering into one or more confirmations or other contractual arrangements with a financial institution counterparty to effectuate one or more accelerated stock repurchase contracts, forward purchase contracts or similar derivative instruments, Dutch auction tender offers, or through a combination of any of the foregoing, in accordance with applicable federal securities laws. Our share repurchase program terminates at 11:59 pm Pacific Time on December 31, 2024, does not obligate us to repurchase any specific number of shares, and may be suspended at any time at our discretion and without prior notice. The timing and amount of any repurchases, if any, will be subject to liquidity, stock price, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests and other relevant factors. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price.

The existence of our share repurchase program could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our Class A common stock may decline below the levels at which we repurchase shares, and short-term stock price fluctuations could reduce the effectiveness of the program.

Repurchasing our Class A common stock reduces the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes, and we may fail to realize the anticipated long-term stockholder value of any share repurchase program.

If securities or industry analysts change their recommendations regarding our Class A common stock adversely, the trading price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, or provide more favorable relative recommendations about our competitors, the trading price of our Class A common stock would likely decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price of our Class A common stock or trading volume to decline.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and second amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation, second amended and restated bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, our amended and restated certificate of incorporation and second amended and restated bylaws include provisions:

- authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our Class A and Class B common stock;

- limiting the liability of, and providing indemnification to, our directors and officers;

- limiting the ability of our stockholders to call and bring business before special meetings;

- providing for a dual class common stock structure in which holders of our Class B common stock have until no later than the Final Conversion Date the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

- providing that our board of directors is classified into three classes of directors with staggered three-year terms;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

- providing for advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents certain stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of at least two-thirds of our outstanding common stock not held by such 15% or greater stockholder.

Any provision of our amended and restated certificate of incorporation, second amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our second amended and restated bylaws provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our second amended and restated bylaws provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty owed by our directors, officers, employees or our stockholders;

- any action asserting a claim against us arising under the Delaware General Corporation Law; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine (the "Delaware Forum Provision").

The Delaware Forum Provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim under the Securities Act, for which the United States District Court for the Northern District of California has sole and exclusive jurisdiction (the "Federal Forum Provision"), as we are based in the State of California. In addition, our second amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage lawsuits against us and our directors, officers and employees. If a court were to find the Delaware Forum Provision and the Federal Forum Provision in our second amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

We do not expect to declare any dividends in the foreseeable future.

We have never paid dividends and we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our Class A common stock.

General Risks

Our business is subject to the risks of pandemics, earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches, terrorism or war.

Our business operations are subject to interruption by natural disasters, flooding, fire, power shortages, public health epidemics or pandemics such as COVID-19, terrorism, political unrest, cyber-attacks, geopolitical instability, war, the effects of climate change and other events beyond our control. For example, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or flood, occurring at our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, results of operations and financial condition. Further, if a natural disaster or man-made problem were to affect our service providers, this could adversely affect the ability of our customers to use our products and platform. Natural disasters, public health epidemics or pandemics, such as the COVID-19 pandemic, and geopolitical events, such as the war in Ukraine, could cause disruptions in our or our customers' businesses, national economies or the world economy as a whole.

We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operations activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, results of operations and financial condition.

In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in our industry, have occurred on our platform in the past and may occur on our platform in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, integrity and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new customers. In addition, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Any such events may result in users being subject to service disruptions or outages, and we may not be able to recover our technical infrastructure in a timely manner to maintain or resume operations, which may adversely affect our financial results.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

There is an increasing focus from regulators, certain investors, and other stakeholders concerning ESG matters, both in the United States and internationally. We communicate certain ESG-related initiatives, goals, and/or commitments regarding environmental matters, diversity, responsible sourcing and social investments, and other matters in our annual ESG Report, on our website, in our filings with the SEC, and elsewhere. These initiatives, goals, or commitments could be difficult to achieve and costly to implement. We could fail to achieve, or be perceived to fail to achieve, our ESG-related initiatives, goals, or commitments. In addition, we could be criticized for the timing, scope or nature of these initiatives, goals, or commitments, or for any revisions to them. To the extent that our required and voluntary disclosures about ESG matters increase, we could be criticized for the accuracy, adequacy, or completeness of such disclosures. Our actual or perceived failure to achieve our ESG-related initiatives, goals, or commitments could negatively impact our reputation, result in ESG-focused investors not purchasing and holding our stock, or otherwise materially harm our business.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We lease all of our facilities and do not own any real property. Our headquarters is located in San Francisco, California, where we actively occupy 101,434 square feet of office space at 101 Spear Street. In May 2022, we announced our decision to become a remote-first company whereby employees would have flexibility to work remotely on a permanent basis. As a result of this decision, in the third quarter of 2022, we permanently closed several of our office locations in the United States, including a portion of our original headquarters space. On February 13, 2023, we announced that we will be permanently closing additional office locations during 2023. The financial impact on our results of operations from closing several of our offices in 2022 is described in Note 5 and Note 8 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We lease additional office space in various other locations in North America, South America, Europe and Asia. This includes our international headquarters in Dublin, Ireland, and regional offices used for business operations, sales, support, and product development. Additional information regarding our lease commitments is available in Note 8 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We believe that our remaining facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. *Legal Proceedings*

Refer to Note 16(b) to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a description of our current material legal proceedings.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information for Common Stock

Our Class A common stock is traded on the New York Stock Exchange under the symbol "TWLO." Our Class B common stock is neither listed nor traded.

Holders of Record

As of January 31, 2023, we had 279 holders of record of our Class A common stock and Class B common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Twilio Inc. under the Securities Act of 1933, as amended, (the "Securities Act") or the Exchange Act.

We have presented below the cumulative five-year total return to our stockholders in comparison to the S&P 500 Index and S&P 500 Information Technology Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Class A common stock and in each respective index at the market closing price on the last trading day for the fiscal year ended December 31, 2017, and its relative performance is tracked through December 31, 2022. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our Class A common stock.



Sales of Unregistered Securities

During the year ended December 31, 2022, we issued 88,408 shares of our unregistered Class A common stock to an independent donor advised fund to further our Twilio.org philanthropic goals. The shares were "restricted securities" for purposes of Rule 144 under the Securities Act, and had an aggregate fair market value on the date of donation of $9.5 million. The foregoing transaction did not involve any underwriters, any underwriting discounts or commissions, or any public offering. We believe the offer, sale and issuance of the above shares were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act because the issuance of the shares did not involve a public offering.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion contains forward-looking statements that are based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Part II, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Overview

We enable businesses to reinvent how they engage with their customers. We have seen customer expectations evolve over time whereas the customers have been increasingly requiring more personalized and seamless experiences when they interact with a business. We believe that these experiences are achievable if the businesses understand their customers on a deeper level and communicate with them in the manner and over the channels the customers prefer. We believe that it is no longer sufficient to think about customer engagement in separate contexts of marketing, customer support and product. Our leading customer engagement platform ("CEP") solves this problem. Our customer engagement platform empowers businesses to create the exact solutions they need to engage their customers at every step of the customer journey through real-time, relevant, personalized communications over a customer preferred communications channel and fuel these communications with real-time comprehensive customer data. With our platform, businesses can personalize every transaction with their customers, build lasting loyalty, cut customer acquisition costs and increase customer lifetime value.

For a comprehensive overview of our business, our platform and our products refer to Part I, Item 1, "Business," included elsewhere on this Annual Report on Form 10-K. As we announced on February 13, 2023, moving forward we will operate as two separate business units: Twilio Communications and Twilio Data & Applications (previously referred to as Software). For future periods, we will refer to our products and revenue that were previously termed as "Software products and revenue" as "Data & Applications products and revenue."

We have experienced substantial growth in our business since inception. Our growth has predominantly been organic and from time to time we complemented it with strategic business acquisitions. In the years ended December 31, 2022, 2021, and 2020, our revenue was $3.8 billion, $2.8 billion and $1.8 billion, respectively, and our net loss was $1.3 billion, $949.9 million and $491.0 million, respectively. In the years ended December 31, 2022, 2021, and 2020, our 10 largest Active Customer Accounts generated an aggregate of 12%, 11% and 14% of our total revenue, respectively.

Key Business Metrics

We review a number of operational and financial metrics, including Active Customer Accounts and Dollar-Based Net Expansion Rate, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

The following table summarizes our revenue growth, our number of Active Customer Accounts and Dollar-Based Net Expansion Rate for 2022, 2021 and 2020.

	Year Ended December 31,		
	2022	2021	2020
Active Customer Accounts (as of end date of period) [1]	290,000	256,000	221,000
Total Revenue (in thousands) [2]	$ 3,826,321	$ 2,841,839	$ 1,761,776
Total Revenue Growth Rate [2]	35 %	61 %	55 %
Dollar-Based Net Expansion Rate [3]	121 %	131 %	137 %

_____

[1] Excludes Active Customer Accounts from Zipwhip in 2021 and 2022.

[2] Includes revenue from Zipwhip, acquired July 14, 2021, Twilio Segment, acquired November 2, 2020, and other smaller acquisitions starting from the date of each respective acquisition. Total revenue growth rate measures year-over-year revenue growth.

[3] Unless an acquisition closes on the first day of a quarter, revenue from an acquisition will not impact this calculation until the quarter following the one year anniversary of the acquisition.

Active Customer Accounts

We define an Active Customer Account at the end of any period as an individual account, as identified by a unique account identifier, for which we have recognized at least $5 of revenue in the last month of the period. A single organization may constitute multiple unique Active Customer Accounts if it has multiple account identifiers, each of which is treated as a separate Active Customer Account.

We believe that the number of Active Customer Accounts is an important indicator of the growth of our business, the market acceptance of our platform and future revenue trends. We believe that use of our platform by customers at or above the $5 per month threshold is a stronger indicator of potential future engagement than trial usage of our platform or usage at levels below $5 per month. The number of Active Customer Accounts is rounded down to the nearest thousand. In the three years ended December 31, 2022, 2021 and 2020, revenue from Active Customer Accounts represented over 99% of total revenue in each period.

Dollar-Based Net Expansion Rate

Our Dollar-Based Net Expansion Rate compares the total revenue from all Active Customer Accounts in a quarter to the same quarter in the prior year. To calculate the Dollar-Based Net Expansion Rate, we first identify the cohort of Active Customer Accounts that were Active Customer Accounts in the same quarter of the prior year. The Dollar-Based Net Expansion Rate is the quotient obtained by dividing the revenue generated from that cohort in a quarter, by the revenue generated from that same cohort in the corresponding quarter in the prior year. When we calculate Dollar-Based Net Expansion Rate for periods longer than one quarter, we use the average of the applicable quarterly Dollar-Based Net Expansion Rates for each of the quarters in such period. Revenue from acquisitions does not impact the Dollar-Based Net Expansion Rate calculation until the quarter following the one-year anniversary of the applicable acquisition, unless the acquisition closing date is the first day of a quarter.

We believe that measuring Dollar-Based Net Expansion Rate provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing Active Customer Accounts and to increase their use of our platform. An important way in which we have historically tracked performance in this area is by measuring the Dollar-Based Net Expansion Rate for Active Customer Accounts. Our Dollar-Based Net Expansion Rate increases when such Active Customer Accounts increase their usage of a product, extend their usage of a product to new applications or adopt a new product. Our Dollar-Based Net Expansion Rate decreases when such Active Customer Accounts cease or reduce their usage of a product or when we lower usage prices on a product. As our customers grow their businesses and extend the use of our platform, they sometimes create multiple customer accounts with us for operational or other reasons. As such, when we identify a significant customer organization (defined as a single customer organization generating more than 1% of revenue in a quarterly reporting period) that has created a new Active Customer Account, this new Active Customer Account is tied to, and revenue from this new Active Customer Account is included with, the original Active Customer Account for the purposes of calculating this metric.

Key Components of Statements of Operations

Revenue

Revenue. We derive the majority of our revenue from usage-based fees earned from our communications products when customers access our cloud-based platform. Our usage-based products primarily include offerings, such as Programmable Messaging, Programmable Voice, Twilio Verify and others. Some examples of the usage-based fees that we charge include fees related to the number of text messages sent or received using our Programmable Messaging, minutes of call duration activity for our Programmable Voice and the number of authentications for Twilio Verify. In the years ended December 31, 2022, 2021 and 2020, we generated 73%, 72% and 76% of our revenue, respectively, from usage-based fees.

We earn monthly subscription-based fees from more complex software products and solutions on our platform, such as our customer data platform Twilio Segment, our customer engagement solution Twilio Engage, our cloud contact center Twilio Flex and certain other fee-based products, such as our Email API. Our communications products that are embedded into our complex software products are charged separately on a usage basis.

Customers gain access to our products and solutions either through an e-commerce self service sign-up format which requires an upfront prepayment via credit card that is drawn down as they use our products; or for our larger customers, including enterprise customers, a negotiated contract is established for at least 12 months that contain minimum revenue commitments and which may contain more favorable pricing. Customers on such contracts are typically either invoiced monthly in arrears for products used or invoiced in advance at the start of the term.

Amounts that have been charged via credit card or invoiced are recorded in revenue, deferred revenue or customer deposits, depending on whether the revenue recognition criteria have been met. Our deferred revenue and customer deposits liability balance is not a meaningful indicator of our future revenue at any point in time because the number of contracts with our invoiced customers that contain terms requiring any form of prepayment is not significant.

We define U.S. revenue as revenue from customers with IP addresses or mailing addresses at the time of registration in the United States. We define international revenue as revenue from customers with IP addresses or mailing addresses at the time of registration outside of the United States.

Cost of Revenue and Gross Margin

Cost of Revenue. Cost of revenue consists primarily of fees paid to network service providers. Cost of revenue also includes cloud infrastructure fees, direct costs of personnel, such as salaries and stock-based compensation for our customer support employees, and other non-personnel costs, such as depreciation and amortization expense related to data centers and hosting equipment, amortization of capitalized internal-use software development costs and acquired intangible assets.

Our arrangements with network service providers require us to pay fees based on the volume of phone calls initiated or text messages sent, as well as the number of telephone numbers acquired by us to service our customers. Our arrangements with our cloud infrastructure provider require us to pay fees based on our server capacity consumption.

Gross Margin. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin has been and will continue to be affected by a number of factors, including the timing and extent of our investments in our operations; our product mix; our ability to manage our network service provider and cloud infrastructure-related fees, including A2P SMS fees; the mix of U.S. revenue compared to international revenue; changes in foreign exchange rates; the timing of amortization of capitalized software development costs and acquired intangibles; and the extent to which we periodically choose to adjust prices of our products.

Operating Expenses

The most significant components of operating expenses are personnel costs, which consist of salaries, benefits, sales commissions and bonuses and stock-based compensation. We also incur other non-personnel costs related to our general overhead expenses.

Research and Development. Research and development expenses consist primarily of personnel costs, outsourced engineering services, cloud infrastructure fees for staging and development of our products, depreciation, amortization of capitalized internal-use software development costs and an allocation of our general overhead expenses. We capitalize the portion of our software development costs that meets the criteria for capitalization.

We are focusing our research and development investment in the highest impact product areas for our future. We are investing strategically in alignment with our focus on building a trusted leading customer engagement platform.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, including commissions and bonuses to our sales employees. Sales and marketing expenses also include expenditures related to advertising, marketing, our brand awareness activities, costs related to our SIGNAL customer and developer conferences, credit card processing fees, professional services fees, depreciation, amortization of acquired intangible assets and an allocation of our general overhead expenses.

We focus our sales and marketing efforts on generating awareness of our company, platform and products, creating sales leads and establishing and promoting our brand, both domestically and internationally.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our accounting, finance, legal, human resources and administrative support personnel. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees, certain taxes, depreciation and amortization, charitable contributions and an allocation of our general overhead expenses.

We expect that we will incur costs associated with supporting the growth of our business and to meet the increased compliance requirements associated with our international expansion. We may also incur higher than usual losses related to deterioration of quality of certain financial assets caused by the macroeconomic conditions.

Restructuring Costs. Restructuring costs consist primarily of personnel costs, such as employee severance payments, benefits and certain facilitation costs, associated with our workforce reductions, which are described in Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Restructuring costs also include stock-based compensation expense related to vesting of stock-based awards of the impacted employees.

Impairment of Long-Lived Assets. Impairment of long-lived assets consists primarily of impairment charges allocated to the carrying amount of certain operating right-of-use assets and the associated leasehold improvements and property and equipment when the carrying amounts exceed their respective fair values.

(Provision for) Benefits From Income Taxes

Our (provision for) benefit from income taxes consists primarily of income taxes, withholding taxes in foreign jurisdictions in which the Company conducts business and tax benefits related to the release of valuation allowance from historically completed acquisitions.

The primary difference between our effective tax rate and the federal statutory rate relates to the full valuation allowance the Company established on the federal, state and certain foreign net operating losses and credits.

Non-GAAP Financial Measures

We use the following non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations and assists in comparisons with other companies, many of which use similar non-GAAP financial information to supplement their results of operations reported in accordance with generally accepted accounting principles ("GAAP"). Non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP measures used by other companies. Whenever we use a non-GAAP financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with GAAP. The users of our consolidated financial statements are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

For the periods presented, we define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, adjusted to exclude, as applicable, certain expenses as presented in the table below:

	Year Ended December 31,		
	2022	**2021**	**2020**
Reconciliation:	(In thousands)		
GAAP gross profit	$ 1,813,577	$ 1,390,713	$ 915,661
GAAP gross margin	47 %	49 %	52 %
Non-GAAP adjustments:			
Share-based compensation	21,136	14,074	8,857
Amortization of acquired intangibles	122,653	114,896	59,501
Payroll taxes related to stock-based compensation	539	—	—
Non-GAAP gross profit	$ 1,957,905	$ 1,519,683	$ 984,019
Non-GAAP gross margin	51 %	53 %	56 %

Non-GAAP Operating Expenses

For the periods presented, we define non-GAAP operating expenses (including categories of operating expenses) as GAAP operating expenses (and categories of operating expenses) adjusted to exclude, as applicable, certain expenses as presented in the table below:

	Year Ended December 31,		
	2022	**2021**	**2020**
Reconciliation:	(In thousands)		
GAAP operating expenses	$ 3,018,885	$ 2,306,297	$ 1,408,562
Non-GAAP adjustments:			
Share-based compensation	(763,149)	(618,211)	(353,054)
Amortization of acquired intangibles	(83,528)	(83,888)	(38,993)
Acquisition related expenses	(2,621)	(7,449)	(21,765)
Payroll taxes related to stock-based	(23,293)	(48,417)	(27,389)
Charitable contribution	(9,541)	(31,169)	(18,993)
Restructuring costs	(76,636)	—	—
Impairment of long-lived assets	(97,722)	—	—
Non-GAAP operating expenses	$ 1,962,395	$ 1,517,163	$ 948,368

Non-GAAP (Loss) Income from Operations and Non-GAAP Operating Margin

For the periods presented, we define non-GAAP (loss) income from operations (which we may refer to as "non-GAAP operating profit" or "non-GAAP profit from operations") and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, adjusted to exclude, as applicable, certain expenses as presented in the table below:

	Year Ended December 31,		
	2022	**2021**	**2020**
Reconciliation:	(In thousands)		
GAAP loss from operations	$ (1,205,308)	$ (915,584)	$ (492,901)
GAAP operating margin	(32)%	(32)%	(28)%
Non-GAAP adjustments:			
Share-based compensation	784,285	632,285	361,911
Amortization of acquired intangibles	206,181	198,784	98,494
Acquisition related expenses	2,621	7,449	21,765
Payroll taxes related to stock-based compensation	23,832	48,417	27,389
Charitable contribution	9,541	31,169	18,993
Restructuring costs	76,636	—	—
Impairment of long-lived assets	97,722	—	—
Non-GAAP (loss) income from operations	$ (4,490)	$ 2,520	$ 35,651
Non-GAAP operating margin	— %	— %	2 %

Factors Affecting Our Performance

We believe that the future success of our business and our results of operations may be significantly affected by many factors, including the factors described below and those outlined in Part II, Item 1A, "Risk Factors."

Usage-Based Fees. The majority of our revenue is derived from usage-based fees that we charge primarily for our communications products, which can lead to variability and at times create significant differences between forecasts and actual results. In addition, our product mix and mix of international and domestic customers may significantly impact our gross margin. Because usage trends by geographic region and by customer are inherently difficult to estimate, our actual results could differ significantly from our estimates, particularly if market and industry specific conditions continue to shift.

Macroeconomic and Geopolitical Factors. Our results of operations may be significantly affected by several macroeconomic and geopolitical factors, such as changes in global economic conditions, customer demand and spending, inflation, labor market constraints, uncertainty regarding the impacts of fluctuations in foreign exchange rates, world events, existing and new domestic and foreign laws and regulations, as well as those factors outlined in Part I, Item 1A, "Risk Factors."

Key Developments

Share Repurchase Program. In February 2023, our board of directors authorized a share repurchase program to repurchase $1.0 billion of our Class A common stock over time. Under the program, we may purchase shares from time to time through open market transactions, privately negotiated transactions and other means in compliance with applicable securities laws, including through Rule 10b5-1 plans. The program is set to expire on December 31, 2024. The timing, manner, price and amount of any repurchases are determined by us at our discretion and depend on a variety of factors, including legal requirements, price and economic market conditions.

Business Unit Reorganization. In February 2023, we announced the reorganization of our business into two business units: Twilio Communications and Twilio Data & Applications. We believe that this strategic realignment will enable us to better execute on the key priorities for each side of our business—driving efficiencies for Communications and accelerating growth for Data & Applications—while accounting for each business unit's unique economic, customer, and product needs. These two business units can execute toward their respective financial goals with more focus and independence—but they are also highly complementary. Our Data & Applications business benefits from our underlying communications platform and our substantial active customer base. Our success in Data & Applications also drives more intelligence for our Communications products. Together, they address adjacent buyers and related problems that our customers have. We also believe that driving efficiencies in our Communications business and establishing it as our major profit engine will allow us to continue to invest in our Data & Applications business to drive growth, capture market share, and increase our gross margin.

Workforce Reduction Plans. In September 2022, the compensation and talent management committee of our board of directors approved a restructuring plan that was designed to reduce operating costs, improve operating margins and shift our selling capacity to accelerate software sales (the "September Plan"). The September Plan eliminated approximately 11% of our global workforce. During 2022, we recorded an aggregate restructuring expense of $76.6 million in our consolidated statement of operations in connection with the September Plan, consisting of employee transition, notice period and severance payments, employee benefits, and related facilitation costs. The execution of the September Plan was substantially complete as of December 31, 2022. For further details on this event refer to Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In February 2023, we committed to a workforce reduction plan (the "February Plan"), that in addition to the September Plan, is intended to reduce operating costs, improve operating margins, and accelerate profitability. The February Plan included the elimination of approximately 17% of our workforce. We estimate that we will incur approximately $100.0 to $135.0 million in charges in connection with the February Plan, consisting of cash expenditures for employee transition, notice period and severance payments, employee benefits, and related facilitation costs. We expect that the majority of the restructuring charges related to the February Plan will be incurred in the first quarter of 2023 and that the execution of the February Plan, including cash payments, will be substantially complete by the end of the second quarter of 2023.

Remote-First Company. In May 2022, we announced our decision to become a remote-first company, giving employees the flexibility to work remotely on a permanent basis. As part of our new operating strategy, in the third quarter, we permanently closed several of our office locations (the "2022 Closures"), which resulted in an impairment of several long-lived assets, including our operating leases, leasehold improvement and property and equipment. During 2022, we recorded a total impairment loss of $97.7 million and expect to record an estimated additional loss of approximately $7.0 million to $10.0 million in the first quarter of 2023 related to the 2022 Closures. In February 2023, we announced that we will permanently close additional office locations. The February announcement will result in an additional impairment of approximately $10.0 to $25.0 million that will be recorded during 2023 as the exit activities are finalized in each location.

Investment in Syniverse Corporation. In May 2022, we acquired 44.55% equity interests in Syniverse Corporation ("Syniverse") for $750.0 million in cash. We do not have a controlling financial interest in Syniverse but we can exercise significant influence and therefore, the investment was accounted for under the equity method. In our statement of operations we record our proportional share of Syniverse net earnings or losses as they occur. We also record the amortization of basis difference in certain intangible assets that we valued to fair value on the transaction closing date, as required by the accounting standards. For more details on the nature of this transaction, accounting treatment and the impact to our financial statements refer to Note 2(w) and Note 10 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Sabbatical Program. In February 2023, we announced that we will be sunsetting our employee sabbatical program that we introduced effective July 1, 2022. The sabbatical program was intended to provide our tenured employees with a paid sabbatical leave of four consecutive weeks. Employees who had already accumulated more than three years of tenure with us as of the program's effective date became immediately eligible for their sabbatical leaves. As of December 31, 2022, we carried a $30.7 million liability related to this program. Sunsetting of this program will result in an estimated $10.0 million one-time non-cash benefit that will be recorded in the first quarter of 2023.

Results of Operations

The following table sets forth our results of operations for the periods presented. We have included Zipwhip in our results of operations prospectively after its closing date of July 14, 2021; Twilio Segment after its closing date of November 2, 2020; and all other acquisitions from the respective closing dates of each acquisition. The period-to-period comparison of our historical results are not indicative of the results that may be expected in the future.

	Year Ended December 31,		
	2022	**2021**	**2020**
Consolidated Statements of Operations Data:	(In thousands, except share and per share amounts)		
Revenue	$ 3,826,321	$ 2,841,839	$ 1,761,776
Cost of revenue [(1) (2)]	2,012,744	1,451,126	846,115
Gross profit	1,813,577	1,390,713	915,661
Operating expenses:			
Research and development [(1) (2)]	1,079,081	789,219	530,548
Sales and marketing [(1) (2)]	1,248,032	1,044,618	567,407
General and administrative [(1) (2)]	517,414	472,460	310,607
Restructuring costs [(1)]	76,636	—	—
Impairment of long-lived assets	97,722	—	—
Total operating expenses	3,018,885	2,306,297	1,408,562
Loss from operations	(1,205,308)	(915,584)	(492,901)
Other expenses, net:			
Share of losses from equity method investment	(35,315)	—	—
Other expenses, net	(3,009)	(45,345)	(11,525)
Total other expenses, net	(38,324)	(45,345)	(11,525)
Loss before (provision for) benefit from income taxes	(1,243,632)	(960,929)	(504,426)
(Provision for) benefit from income taxes	(12,513)	11,029	13,447
Net loss attributable to common stockholders	$ (1,256,145)	$ (949,900)	$ (490,979)
Net loss per share attributable to common stockholders, basic and diluted	$ (6.86)	$ (5.45)	$ (3.35)
Weighted-average shares used in computing net loss per share attributable to common stockholders. basic and diluted	182,994,038	174,180,465	146,708,663

(1) Includes stock-based compensation expense as follows:

	Year Ended December 31,		
	2022	2021	2020
		(In thousands)	
Cost of revenue	$ 21,136	$ 14,074	$ 8,857
Research and development	374,846	258,672	173,303
Sales and marketing	240,109	213,351	103,450
General and administrative	148,194	146,188	76,301
Restructuring costs	14,275	—	—
Total	$ 798,560	$ 632,285	$ 361,911

(2) Includes amortization of acquired intangibles as follows:

	Year Ended December 31,		
	2022	2021	2020
		(In thousands)	
Cost of revenue	$ 122,653	$ 114,896	$ 59,501
Research and development	1,680	1,260	—
Sales and marketing	81,841	82,493	38,915
General and administrative	7	135	78
Total	$ 206,181	$ 198,784	$ 98,494

The following table sets forth our results of operations for each of the periods presented as a percentage of our total revenue:

	Year Ended December 31,		
	2022	2021	2020
**Consolidated Statements of Operations, as a percentage of revenue: ** **			
Revenue	100%	100%	100%
Cost of revenue	53	51	48
Gross profit	47	49	52
Operating expenses:			
Research and development	28	28	30
Sales and marketing	33	37	32
General and administrative	14	17	18
Restructuring costs	2	—	—
Impairment of long-lived assets	3	—	—
Total operating expenses	79	81	80
Loss from operations	(32)	(32)	(28)
Other expenses, net			
Share of losses from equity method investment	(1)	—	—
Other expenses, net	*	(2)	(1)
Total other expenses, net	(1)	(2)	(1)
Loss before (provision for) benefit from income	(33)	(34)	(29)
(Provision for) benefit from income taxes	*	*	1
Net loss attributable to common stockholders	(33%)	(33%)	(28%)

* Less than 0.5% of revenue.

** Columns may not add up to 100% due to rounding.

Comparison of Fiscal Years Ended December 31, 2022, 2021 and 2020

Revenue

	Year Ended December 31,			2021 to 2022 Change		2020 to 2021 Change	
	2022	**2021**	**2020**				
	(Dollars in thousands)						
Total Revenue	$ 3,826,321	$ 2,841,839	$ 1,761,776	$ 984,482	35 %	$1,080,063	61 %

2022 compared to 2021

In 2022, total revenue increased by $984.5 million, or 35%, compared to the same period last year. This increase was primarily attributable to an increase in the usage of our products by our existing customers as reflected in our Dollar-Based Net Expansion Rate of 121%, as well as a 13% increase in the number of Active Customer Accounts, from over 256,000 as of December 31, 2021, to over 290,000 as of December 31, 2022. This growth in usage and Active Customer Accounts helped to drive a $650.0 million increase in Programmable Messaging revenue, a $46.3 million increase in Programmable Voice revenue, a $56.1 million increase in Email revenue and a $115.5 million increase in revenue related to our software products.

In 2022, U.S. revenue and international revenue represented $2.5 billion, or 66%, and $1.3 billion, or 34%, respectively, of total revenue. In 2021, U.S. revenue and international revenue represented $1.9 billion, or 68%, and $914.5 million, or 32%, respectively, of total revenue. The increase in international revenue was attributable to the growth in usage of our products by our existing customers as reflected in our overall Dollar-Based Net Expansion Rate of 121%, as well as a 13% increase in the number of international Active Customer Accounts.

2021 compared to 2020

In 2021, total revenue increased by $1.1 billion, or 61%, compared to the same period in the prior year. This increase was primarily attributable to increases in the usage of our products by our existing customers, as reflected in our Dollar-Based Net Expansion Rate of 131%, as well as a 16% increase in the number of Active Customer Accounts, from 221,000 as of December 31, 2020, to over 256,000 as of December 31, 2021. This growth in usage and Active Customer Accounts helped to drive a $403.4 million increase in Programmable Messaging revenue, exclusive of A2P fees and revenue contributions from recent acquisitions; a $83.4 million increase in Programmable Voice revenue; a $58.7 million increase in Email revenue; and a $74.7 million increase from the additional A2P fees imposed by certain carriers, exclusive of Zipwhip A2P fees. The increase in total revenue was also due to the increases in revenue contributions from our acquisitions, including, $178.0 million from Twilio Segment, $55.4 million from Zipwhip and $63.2 million from other businesses.

In 2021, U.S. revenue and international revenue represented $1.9 billion, or 68%, and $914.5 million, or 32%, respectively, of total revenue. In 2020, U.S. revenue and international revenue represented $1.3 billion, or 73%, and $479.6 million, or 27%, respectively, of total revenue. The increase in international revenue was attributable to the growth in usage of our products, particularly our Programmable Messaging products and Programmable Voice products, by our existing international Active Customer Accounts; a 14% increase in the number of international Active Customer Accounts driven in part by our focus on expanding our sales to customers outside of the United States; and revenue contribution from our recent acquisitions.

Cost of Revenue and Gross Margin

	Year Ended December 31,			2021 to 2022 Change		2020 to 2021 Change	
	2022	**2021**	**2020**				
	(Dollars in thousands)						
Cost of revenue	$ 2,012,744	$ 1,451,126	$ 846,115	$ 561,618	39 %	$ 605,011	72 %
Gross margin	47 %	49 %	52 %				

2022 compared to 2021

In 2022, cost of revenue increased by $561.6 million, or 39%, compared to the same period last year. The increase in cost of revenue was primarily attributable to a $449.7 million increase in network service providers' costs and a $36.5 million increase in cloud infrastructure fees, all to support the growth in usage of our products.

In 2022, gross margin declined compared to the same period last year. This decline was primarily driven by a 120 basis point decrease in our messaging margins, driven by strong growth in our lower margin international messaging business.

2021 compared to 2020

In 2021, cost of revenue increased by $605.0 million, or 72%, compared to the same period in the prior year. The increase in cost of revenue was primarily attributable to a $465.5 million increase in network service providers' costs, which included the additional A2P fees imposed by certain carriers, and a $44.2 million increase in cloud infrastructure fees, all to support the growth in usage of our products. The increase was also due to a $55.4 million increase in the amortization expense of intangible assets that we acquired through business combinations. In addition, the year ended December 31, 2021, included cost of revenue from our recent acquisitions.

In 2021, gross margin declined compared to the same period in the prior year. This decline was primarily driven by a 150 basis point decrease caused by strong growth in our lower margin international messaging business, a 150 basis point decrease caused by the additional A2P fees imposed by certain carriers and a 110 basis point decrease caused primarily by an increase in network service provider fees in certain geographies. We pass both A2P fees and network service provider fees to our messaging customers at cost, resulting in decreases to gross margin. The decline was offset by a 120 basis point increase due to the impact of the acquisition of our Twilio Segment business. The remaining change in gross margin was driven by items with smaller impacts, including a 70 basis point decrease due to amortization expense related to our acquired intangible assets and a 50 basis point increase due to certain operational improvements and the growth of our other application services products.

Operating Expenses

	Year Ended December 31,			2021 to 2022 Change		2020 to 2021 Change	
	2022	2021	2020				
	(Dollars in thousands)						
Research and development	$ 1,079,081	$ 789,219	$ 530,548	$ 289,862	37 %	$ 258,671	49 %
Sales and marketing	1,248,032	1,044,618	567,407	203,414	19 %	477,211	84 %
General and administrative	517,414	472,460	310,607	44,954	10 %	161,853	52 %
Restructuring costs	76,636	—	—	76,636	100 %	—	— %
Impairment of long-lived assets	97,722	—	—	97,722	100 %	—	— %
Total operating expenses	$ 3,018,885	$ 2,306,297	$ 1,408,562	$ 712,588	31 %	$ 897,735	64 %

2022 compared to 2021

In 2022, research and development expenses increased by $289.9 million, or 37%, compared to the same period last year. The increase was primarily attributable to a $264.4 million increase in personnel costs, net of capitalized costs, largely as a result of a 33% average increase in our research and development headcount as we continued to focus on enhancing our Twilio Segment and Flex products and strengthening our platform infrastructure.

In 2022, sales and marketing expenses increased by $203.4 million, or 19%, compared to the same period last year. The increase was primarily attributable to a $175.5 million increase in personnel costs, largely as a result of a 26% average increase in sales and marketing headcount as we continued to expand our sales efforts globally. The increase was also due to a $13.4 million increase in advertising expenses.

In 2022, general and administrative expenses increased by $45.0 million, or 10%, compared to the same period last year. The increase was primarily attributable to a $32.0 million increase in personnel costs, comprised of a $29.9 million, or 20%, increase in personnel costs before stock-based compensation, and a $2.0 million increase in stock-based compensation. The increase in personnel costs were largely a result of a 21% average increase in general and administrative headcount to support the growth of our business globally. The increase was also attributable to a $28.3 million increase in our bad debt expense. These increases were partially offset by a $21.6 million decrease in charitable contribution expense that we made through Twilio.org.

In 2022, we incurred $76.6 million in restructuring costs as a result of the September Plan approved by the compensation and talent management committee of our board of directors during the third quarter of 2022. For further detail refer to Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In 2022, we incurred $97.7 million in impairment charges related to our operating lease assets and other long-lived assets. The impairment charges were triggered by the office closures in 2022. For further detail refer to Note 5 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

2021 compared to 2020

In 2021, research and development expenses increased by $258.7 million, or 49%, compared to the same period in the prior year. The increase was primarily attributable to a $225.0 million increase in personnel costs, net of a $15.7 million increase in capitalized software development costs, largely as a result of a 54% average increase in our research and development headcount, including as a result of acquisitions, as we continued to focus on enhancing our existing products, introducing new products as well as enhancing product management and other technical functions.

In 2021, sales and marketing expenses increased by $477.2 million, or 84%, compared to the same period in the prior year. The increase was primarily attributable to a $331.5 million increase in personnel costs, largely as a result of a 74% average increase in sales and marketing headcount, including as a result of acquisitions, as we continued to expand our sales efforts globally. The increase was also due to a $43.6 million increase related to the amortization of acquired intangible assets and a $31.6 million increase in advertising expenses.

In 2021, general and administrative expenses increased by $161.9 million, or 52%, compared to the same period in the prior year. The increase was primarily attributable to a $142.1 million increase in personnel costs, largely as a result of a 75% average increase in general and administrative headcount, including as a result of acquisitions, to support the growth of our business globally. The increase was also due to a $12.2 million increase in charitable contributions that we made through Twilio.org, $11.2 million increase in professional service fees incurred in the ordinary course of business, offset by a $14.2 million decrease in professional services related to our acquisitions.

Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of $651.8 million and short-term marketable securities of $3.5 billion. Cash and cash equivalents consist of money market funds, reverse repurchase agreements and commercial paper. Short-term marketable securities consist primarily of U.S. treasury securities, non-U.S. government securities, high credit quality corporate debt securities and commercial paper. The cash and cash equivalents and short-term marketable securities are held for working capital purposes.

Our principal sources of liquidity have been (i) the net proceeds of $979.0 million, $1.4 billion and $1.8 billion, net of underwriting discounts and offering expenses paid by us, from our public equity offerings in June 2019, August 2020 and February 2021, respectively; (ii) the aggregate net proceeds of approximately $984.7 million, after deducting purchaser discounts and debt issuance costs paid by us, from the issuance of our 2029 Notes and 2031 Notes in March 2021 (each, as defined below); (iii) the net proceeds of $228.4 million, after deducting transaction costs paid by us, from settlement of our capped call arrangements in June 2021; and (iv) the payments received from customers using our products.

Our primary uses of cash include operating costs, such as personnel-related costs, network service provider costs, cloud infrastructure costs, facility-related spending, as well as, from time to time, acquisitions and investments. Our principal contractual and other commitments consist of obligations under our 2029 Notes and 2031 Notes, our operating leases for office space that we occupy, sublease or hold to sublease, and contractual commitments to our cloud infrastructure and network service providers. Refer to Note 8, Note 13 and Note 16(a) to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for discussions of our obligations and commitments related to leases, debt and other purchase obligations.

We may, from time to time, consider acquisitions of, or investments in, complementary businesses, products, services, capital infrastructure or technologies which might affect our liquidity requirements, cause us to secure additional financing or issue additional equity or debt securities. There can be no assurance that additional credit lines or financing instruments will be available in amounts or on terms acceptable to us, if at all.

We believe that our cash, cash equivalents and marketable securities balances, as well as the cash flows generated by our operations, will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditure needs, including authorized share repurchases, for the next 12 months and beyond. However, our belief may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in Part I, Item 1A, "Risk Factors." We may be required to seek additional equity or debt financing in order to meet these future capital requirements. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected. Additionally, cash from operations could also be affected by various risks and uncertainties in connection with the impact of an economic downturn or recession, significant market volatility in the global economy, timing and ability to collect payments from our customers and other risks detailed in Part I, Item 1A, "Risk Factors."

Share Repurchase Program

In February 2023, our board of directors authorized a share repurchase program to repurchase $1.0 billion of our Class A common stock over time. Under the program, we may purchase shares from time to time through open market transactions, privately negotiated transactions, and other means in compliance with applicable securities laws, including through Rule 10b5-1 plans. The program is set to expire on December 31, 2024. The timing, manner, price and amount of any repurchases are determined by us at our discretion and depend on a variety of factors, including legal requirements, price and economic market conditions.

2029 Notes and 2031 Notes

In March 2021, we issued and sold $1.0 billion aggregate principal amount of senior notes, consisting of $500.0 million principal amount of 3.625% notes due 2029 (the "2029 Notes") and $500.0 million principal amount of 3.875% notes due 2031 (the "2031 Notes," and together with the 2029 Notes, the "Notes"). These Notes are described in detail in Note 13 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Cash Flows

The following table summarizes our cash flows:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Cash (used in) provided by operating activities	$ (254,368)	$ (58,192)	$ 32,654
Cash used in investing activities	(616,452)	(2,489,996)	(845,855)
Cash provided by financing activities	45,007	3,096,325	1,493,311
Effect of exchange rate changes on cash, cash equivalents and restricted cash	60	(191)	40
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (825,753)	$ 547,946	$ 680,150

Cash Flows from Operating Activities

In 2022, cash used in operating activities consisted primarily of our net loss of $1.3 billion adjusted for non-cash items, including $798.6 million of stock-based compensation expense reflecting the impact of the September Plan, $279.1 million of depreciation and amortization expense, $97.7 million of impairment of operating lease assets and other long-lived assets, $57.9 million amortization of deferred commissions, $47.2 million of non-cash reduction in our operating right-of-use asset, $35.3 million of share of losses from equity method investments, $35.0 million of allowance for credit losses, $33.2 million of net amortization of investment premium and discount and $396.6 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts receivable and prepaid expenses increased $289.0 million primarily due to revenue growth, timing of cash receipts and pre-payments of our cloud infrastructure fees and certain operating expenses. Accounts payable and other current liabilities increased $105.8 million primarily due to increases in transaction volumes, the impact from the new sabbatical employee benefit that we introduced effective July 1, 2022. Operating lease liabilities decreased $54.5 million due to payments made against our operating lease obligations. Other long-term assets increased $146.5 million primarily due to an increase in the sales commissions balances related to the growth of our business. The impairment of operating lease assets and other long lived assets is described further in Note 5 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In 2021, cash used in operating activities consisted primarily of our net loss of $949.9 million adjusted for non-cash items, including $632.3 million of stock-based compensation expense, $17.2 million of tax benefit related to release of valuation allowance in connection with our Zipwhip and prior acquisitions, $258.4 million of depreciation and amortization expense, $5.8 million amortization of the debt discount and issuance costs related to our long-term debt, $48.8 million of non-cash reduction to our operating right-of-use asset, $31.5 million amortization of deferred commissions and $185.1 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts receivable and prepaid expenses increased $196.0 million primarily due to revenue growth, the timing of cash receipts and pre-payments for cloud infrastructure fees and certain operating expenses. Accounts payable and other current liabilities increased $137.7 million primarily due to increases in transaction volumes. Operating lease liability decreased $49.0 million due to payments made against our operating lease obligations. Other long-term assets increased $121.2 million primarily due to an increase in the sales commissions balances related to the growth of our business.

Cash Flows from Investing Activities

In 2022, cash used in investing activities was $616.5 million primarily consisting of $498.9 million of purchases of marketable securities and other investments, net of maturities and sales, $45.8 million related to capitalized software development costs, $37.4 million of net cash paid to acquire other businesses and $34.4 million related to purchases of long-lived assets.

In 2021, cash used in investing activities was $2.5 billion primarily consisting of $1.9 billion of purchases of marketable securities and other investments, net of maturities and sales, $491.5 million of net cash paid to acquire other businesses as described in Note 9 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, $44.0 million related to capitalized software development costs and $46.0 million related to purchases of long-lived assets.

Cash Flows from Financing Activities

In 2022, cash provided by financing activities was $45.0 million primarily consisting of $59.6 million in proceeds from stock options exercised by our employees and shares issued under our 2016 Employee Stock Purchase Plan (the "ESPP"), offset by $13.4 million in principal payments on debt and finance leases.

In 2021, cash provided by financing activities was $3.1 billion primarily consisting of $1.8 billion in net proceeds from our public equity offering, as described in Note 17 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K; $984.7 million in net proceeds from the issuance of our 2029 Notes and 2031 Notes and $228.4 million in net proceeds from the settlement of the capped call transactions related to our convertible senior notes due 2023, which were fully redeemed during 2021, as described in Note 13 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K; and $136.2 million in proceeds from stock options exercised by our employees and shares issued under our ESPP.

Segment Information

We have one business activity and operate in one reportable segment.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the accounting policies, assumptions and estimates associated with revenue recognition and business combinations have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of our accounting policies.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Our revenue is primarily derived from usage-based fees earned from our communications products when customers access our cloud-based platform. Platform access is considered a monthly series comprising one performance obligation and usage-based fees are recognized as revenue in the period in which the usage occurs.

Subscription-based fees are derived from our complex software products, such as Twilio Segment, Twilio Engage, Twilio Flex and certain non-usage-based contracts, such as with the sales of short codes and customer support. Non-usage-based contracts revenue is recognized on a ratable basis over the contractual term which is generally from one to three years.

Our arrangements do not contain general rights of return. However, credits may be issued on a case-by-case basis. Credits are accounted for as variable consideration, are estimated based on historical trends and are recorded against revenue. The contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded in accounts receivable and in revenue or deferred revenue depending on whether the revenue recognition criteria have been met.

Business Combinations

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to the estimated acquisition date fair value of tangible and intangible assets acquired and liabilities assumed. We use our best estimates and assumptions to accurately determine the fair value of the tangible and intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets. Examples of critical estimates in valuing certain of the intangible assets and goodwill we have acquired include but are not limited to future expected cash flows from acquired developed technologies; expected growth and longevity of existing customer relationships; expected outcomes related to uncertain tax positions and tax related valuation allowances assumed; and selected discount rates. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Recent Accounting Pronouncements Not Yet Adopted

See Note 2(af) to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of recent accounting pronouncements not yet adopted.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to certain market risks in the ordinary course of our business, including sensitivities as follows:

Interest Rate Risk

We had cash and cash equivalents of $651.8 million and short-term marketable securities of $3.5 billion as of December 31, 2022. Cash, cash equivalents and restricted cash consist of money market funds, reverse repurchase agreements and commercial paper. Short-term marketable securities consist primarily of U.S. treasury securities, non-U.S. government securities, high credit quality corporate debt securities and commercial paper. The cash and cash equivalents and short-term marketable securities are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. In March 2021, we issued $1.0 billion aggregate principal amount of our 2029 Notes and 2031 Notes carrying fixed interest rates of 3.625% and 3.875%, respectively. Due to the short-term nature of our investments and fixed rate nature of our debt, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Currency Exchange Risks

The functional currency of most of our foreign subsidiaries is the U.S. dollar. The local currencies of our foreign subsidiaries are the Australian dollar, the Bermuda dollar, the Brazilian real, the British pound, the Canadian dollar, the Colombian peso, the Czech Republic koruna, the Euro, the Hong Kong dollar, the Indian rupee, the Japanese yen, the Mexican peso, the Polish zloty, the Serbian dinar, the Singapore dollar and the Swedish krona.

The majority of our subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate in effect during the month in which a transaction occurs. If there is a change in foreign currency exchange rates, the conversion of our foreign subsidiaries' financial statements into U.S. dollars would result in a realized gain or loss which is recorded in our consolidated statements of operations included elsewhere in this Annual Report on Form 10-K.

We enter into foreign currency derivative hedging transactions to mitigate our exposure to market risks that may result from changes in foreign currency exchange rates. For further information, refer to Note 7 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

A hypothetical 10% change in foreign exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 185)	64
Consolidated Balance Sheets	66
Consolidated Statements of Operations	67
Consolidated Statements of Comprehensive Loss	68
Consolidated Statements of Stockholders' Equity	69
Consolidated Statements of Cash Flows	72
Notes to Consolidated Financial Statements	73

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Twilio Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Twilio Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the sufficiency of audit evidence over revenue recognition

As discussed in Note 2(e) to the consolidated financial statements, the Company's revenue is derived from usage and non-usage based fees earned from customers accessing the Company's cloud-based platform. As of December 31, 2022, the Company recorded $3.8 billion in revenues, a portion of which related to Programmable Messaging and Programmable Voice APIs. The Company's revenue recognition process is highly automated, and revenue is recorded within the Company's general ledger through reliance on customized and proprietary information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence over revenue recognition related to the Company's Programmable Messaging and Programmable Voice APIs as a critical audit matter. This matter required especially subjective auditor judgment because of the large number of information technology (IT) applications involved in the revenue recognition process. Auditor judgment was required in determining the nature and extent of audit evidence obtained over these information systems that process revenue transactions. Involvement of IT professionals with specialized skills and knowledge was required to assist with the performance and evaluation of certain procedures and determination of IT applications subject to testing.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue recognition. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's Programmable Messaging and Programmable Voice revenue recognition process. We involved IT professionals with specialized skills and knowledge, who assisted in testing controls related to the Company's general information technology and application controls related to the systems utilized within the Company's Programmable Messaging and Programmable Voice revenue recognition process. For a sample of customer agreements, we tested the Company's identification and treatment of significant contract terms, including comparing the pricing reflected in the Company's revenue IT system to the contractually agreed upon pricing with the customer. For a sample of revenue transactions, we compared the amounts recognized for consistency with underlying documentation, including contracts with customers. We assessed the recorded revenue by comparing revenue to underlying cash receipts. We evaluated credits issued after year end to assess the revenue recorded within the period. In addition, we evaluated the overall sufficiency of audit evidence obtained by assessing the results of procedures performed, including appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

Santa Clara, California
February 24, 2023

TWILIO INC.
Consolidated Balance Sheets

	As of December 31,	
	2022	**2021**
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 651,752	$ 1,479,452
Short-term marketable securities	3,503,317	3,878,430
Accounts receivable, net	547,507	388,215
Prepaid expenses and other current assets	281,510	186,131
Total current assets	4,984,086	5,932,228
Property and equipment, net	263,979	255,316
Operating right-of-use assets	121,341	234,584
Equity method investment	699,911	—
Intangible assets, net	849,935	1,050,012
Goodwill	5,284,153	5,263,166
Other long-term assets	360,899	263,292
Total assets	$ 12,564,304	$ 12,998,598
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 124,605	$ 93,333
Accrued expenses and other current liabilities	490,221	417,503
Deferred revenue and customer deposits	139,110	140,389
Operating lease liability, current	54,222	52,325
Total current liabilities	808,158	703,550
Operating lease liability, noncurrent	164,551	211,253
Finance lease liability, noncurrent	21,290	25,132
Long-term debt, net	987,382	985,907
Other long-term liabilities	23,881	41,290
Total liabilities	2,005,262	1,967,132
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 100,000,000 shares authorized, none issued	—	—
Class A and Class B common stock, $0.001 par value per share		
Authorized shares 1,100,000,000 as of December 31, 2022 and 2021; Issued and outstanding shares 185,975,709 and 180,468,099 as of December 31, 2022 and 2021	186	180
Additional paid-in capital	14,055,853	13,169,118
Accumulated other comprehensive loss	(121,161)	(18,141)
Accumulated deficit	(3,375,836)	(2,119,691)
Total stockholders' equity	10,559,042	11,031,466
Total liabilities and stockholders' equity	$ 12,564,304	$ 12,998,598

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Operations

		Year Ended December 31,				
		2022		2021		2020
		(In thousands, except share and per share amounts)				
Revenue	$	3,826,321	$	2,841,839	$	1,761,776
Cost of revenue		2,012,744		1,451,126		846,115
Gross profit		1,813,577		1,390,713		915,661
Operating expenses:						
Research and development		1,079,081		789,219		530,548
Sales and marketing		1,248,032		1,044,618		567,407
General and administrative		517,414		472,460		310,607
Restructuring costs		76,636		—		—
Impairment of long-lived assets		97,722		—		—
Total operating expenses		3,018,885		2,306,297		1,408,562
Loss from operations		(1,205,308)		(915,584)		(492,901)
Other expenses, net:						
Share of losses from equity method investment		(35,315)		—		—
Other expenses, net		(3,009)		(45,345)		(11,525)
Total other expenses, net		(38,324)		(45,345)		(11,525)
Loss before (provision for) benefit from income taxes		(1,243,632)		(960,929)		(504,426)
(Provision for) benefit from income taxes		(12,513)		11,029		13,447
Net loss attributable to common stockholders	$	(1,256,145)	$	(949,900)	$	(490,979)
Net loss per share attributable to common stockholders, basic and diluted	$	(6.86)	$	(5.45)	$	(3.35)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted		182,994,038		174,180,465		146,708,663

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Comprehensive Loss

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Net loss	$ (1,256,145)	$ (949,900)	$ (490,979)
Other comprehensive (loss) income:			
Unrealized (loss) gain on marketable securities	(83,049)	(27,215)	3,674
Foreign currency translation	(5,587)	(266)	286
Net change in market value of effective foreign currency forward exchange contracts	556	294	—
Share of other comprehensive loss from equity method investment	(14,940)	—	—
Total other comprehensive (loss) income	(103,020)	(27,187)	3,960
Comprehensive loss attributable to common stockholders	$ (1,359,165)	$ (977,087)	$ (487,019)

See accompanying notes to consolidated financial statements.

68

TWILIO INC.
Consolidated Statements of Stockholder's Equity

	Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
	(In thousands, except share amounts)							
Balance as of December 31, 2019	**126,882,172**	**$ 124**	**11,530,627**	**$ 14**	**$ 4,952,999**	**$ 5,086**	**$ (678,812)**	**$ 4,279,411**
Net loss	—	—	—	—	—	—	(490,979)	(490,979)
Exercises of stock options	2,263,629	2	1,232,099	1	72,514	—	—	72,517
Vesting of restricted stock units	3,525,401	4	29,007	—	—	—	—	4
Value of equity awards withheld for tax liability	(34,893)	—	(4,692)	—	(8,778)	—	—	(8,778)
Conversion of shares of Class B common stock into shares of Class A common stock	2,235,739	2	(2,235,739)	(2)	—	—	—	—
Equity component from partial settlement of convertible senior notes due 2023	2,902,434	3	—	—	190,757	—	—	190,760
Shares of Class A common stock issued under ESPP	291,800	1	—	—	32,242	—	—	32,243
Shares of Class A common stock issued and donated to charity	88,408	—	—	—	18,993	—	—	18,993
Issuance of shares of Class A common stock in connection with a follow-on public offering, net of underwriters' discounts and issuance costs	5,819,838	6	—	—	1,408,163	—	—	1,408,169
Shares of Class A common stock issued in acquisition	9,263,140	9	—	—	2,532,347	—	—	2,532,356
Value of equity awards assumed in acquisition	—	—	—	—	38,972	—	—	38,972
Shares of Class A common stock issued in acquisition subject to future vesting	258,554	—	—	—	—	—	—	—
Unrealized gain on marketable securities	—	—	—	—	—	3,674	—	3,674
Foreign currency translation	—	—	—	—	—	286	—	286
Stock-based compensation	—	—	—	—	375,037	—	—	375,037
Balance as of December 31, 2020	**153,496,222**	**$ 151**	**10,551,302**	**$ 13**	**$ 9,613,246**	**$ 9,046**	**$ (1,169,791)**	**$ 8,452,665**

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Stockholder's Equity

(In thousands, except share amounts)

	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2020	153,496,222	$ 151	10,551,302	$ 13	$ 9,613,246	$ 9,046	$ (1,169,791)	$ 8,452,665
Net loss	—		—		—	—	(949,900)	(949,900)
Exercises of vested stock options	1,779,320	2	509,499	—	87,693	—	—	87,695
Vesting of restricted stock units	3,515,913	4	—	—	(4)	—	—	—
Value of equity awards withheld for tax liability	(32,002)	—	—	—	(10,388)	—	—	(10,388)
Conversion of shares of Class B common stock into shares of Class A common stock	1,218,696	1	(1,218,696)	(1)	—	—	—	—
Equity component from partial settlement and redemption of convertible senior notes due 2023	4,846,965	5	—	—	335,637	—	—	335,642
Settlement of capped call, net of related costs	—	—	—	—	225,233	—	—	225,233
Shares of Class A common stock issued under ESPP	198,926	—	—	—	48,465	—	—	48,465
Shares of Class A common stock issued and donated to charity	88,408	—	—	—	31,169	—	—	31,169
Issuance of shares of Class A common stock in connection with a follow-on public offering, net of underwriters' discounts and issuance costs	4,312,500	4	—	—	1,765,709	—	—	1,765,713
Shares of Class A common stock issued in acquisition	1,116,816	1	—	—	419,169	—	—	419,170
Value of equity awards assumed in acquisition	—	—	—	—	1,511	—	—	1,511
Shares of Class A common stock subject to future vesting	84,230	—	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	(27,215)	—	(27,215)
Foreign currency translation	—	—	—	—	—	(266)	—	(266)
Net change in market value of effective foreign currency forward exchange contracts	—	—	—	—	—	294	—	294
Stock-based compensation	—	—	—	—	651,678	—	—	651,678
Balance as of December 31, 2021	170,625,994	$ 168	9,842,105	$ 12	$ 13,169,118	$ (18,141)	$ (2,119,691)	$ 11,031,466

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Stockholder's Equity

(In thousands, except share amounts)

	Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance as of December 31, 2021	170,625,994	$ 168	9,842,105	$ 12	$ 13,169,118	$ (18,141)	$ (2,119,691)	$ 11,031,466
Net loss							(1,256,145)	(1,256,145)
Exercises of vested stock options	373,793	—	392,231	—	22,500	—	—	22,500
Vesting of restricted stock units	4,277,266	4	—	—	(4)	—	—	—
Value of equity awards withheld for tax liability	(6,250)	—	—	—	(1,098)	—	—	(1,098)
Conversion of shares of Class B common stock into shares of Class A common stock	616,731	—	(616,731)	—	—	—	—	—
Shares of Class A common stock issued and donated to charity	88,408	—	—	—	9,541	—	—	9,541
Unrealized loss on marketable securities	—	—	—	—	—	(83,049)	—	(83,049)
Foreign currency translation	—	—	—	—	—	(5,587)	—	(5,587)
Shares returned from escrow	(152,239)	—	—	—	(387)	—	—	(387)
Shares issued under ESPP	534,401	2	—	—	37,063	—	—	37,065
Net change in market value of effective foreign currency forward exchange contracts	—	—	—	—	—	556	—	556
Share of other comprehensive loss from equity method	—	—	—	—	—	(14,940)	—	(14,940)
Stock-based compensation	—	—	—	—	804,845	—	—	804,845
Stock-based compensation - restructuring	—	—	—	—	14,275	—	—	14,275
Balance as of December 31, 2022	176,358,104	$ 174	9,617,605	$ 12	$ 14,055,853	$ (121,161)	$ (3,375,836)	$ 10,559,042

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (1,256,145)	$ (949,900)	$ (490,979)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	279,127	258,378	149,660
Non-cash reduction to the right-of-use asset	47,160	48,786	38,395
Net amortization of investment premium and discount	33,165	36,158	6,789
Impairment of long-lived assets due to 2022 office closures	97,722	—	—
Stock-based compensation including restructuring	798,560	632,285	360,936
Amortization of deferred commissions	57,913	31,541	13,322
Allowance for credit losses	35,012	7,210	13,239
Value of shares of Class A common stock donated to charity	9,541	31,169	18,993
Share of losses from equity method investment	35,315	—	—
Loss on extinguishment of debt	—	28,965	12,863
Other adjustments	4,905	2,329	6,823
Changes in operating assets and liabilities:			
Accounts receivable	(194,655)	(117,943)	(81,303)
Prepaid expenses and other current assets	(94,326)	(78,012)	(11,636)
Other long-term assets	(146,458)	(121,225)	(81,908)
Accounts payable	30,336	10,191	10,060
Accrued expenses and restructuring costs	75,430	127,554	88,340
Deferred revenue and customer deposits	(2,688)	45,634	13,824
Operating lease liabilities	(54,450)	(49,046)	(33,938)
Other long-term liabilities	(9,832)	(2,266)	(826)
Net cash (used in) provided by operating activities	(254,368)	(58,192)	32,654
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired and other related payments	(37,410)	(491,522)	(333,591)
Purchases of marketable securities and other investments	(1,938,337)	(3,523,232)	(1,636,590)
Proceeds from sales and maturities of marketable securities	1,439,477	1,614,779	1,183,459
Capitalized software development costs	(45,761)	(43,973)	(33,328)
Purchases of long-lived and intangible assets	(34,421)	(46,048)	(25,805)
Net cash used in investing activities	(616,452)	(2,489,996)	(845,855)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from public offerings, net of underwriters' discounts	—	1,766,400	1,408,750
Payments of costs related to public offerings	(35)	(687)	(637)
Proceeds from issuance of senior notes due 2029 and 2031, net of issuance costs	—	984,723	—
Proceeds from settlements of capped call, net of settlement costs	—	228,412	—
Principal payments on debt and finance leases	(13,423)	(8,295)	(10,784)
Value of equity awards withheld for tax liabilities	(1,098)	(10,388)	(8,778)
Proceeds from exercises of stock options and shares of Class A common stock issued under ESPP	59,563	136,160	104,760
Net cash provided by financing activities	45,007	3,096,325	1,493,311
Effect of exchange rate changes on cash, cash equivalents and restricted cash	60	(191)	40
NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(825,753)	547,946	680,150
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	1,481,831	933,885	253,735
CASH, CASH EQUIVALENTS AND RESTRICTED CASH —End of period	$ 656,078	$ 1,481,831	$ 933,885
Cash paid for income taxes, net	$ 7,413	$ 6,147	$ 3,092
Cash paid for interest	$ 37,500	$ 20,637	$ 2,139
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Value of common stock issued and equity awards assumed in acquisition	$ —	$ 420,681	$ 2,571,328
Value of common stock issued to settle convertible senior notes due 2023	$ —	$ 1,704,969	$ 892,640
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS			
Cash and cash equivalents	$ 651,752	$ 1,479,452	$ 933,885
Restricted cash in other current assets	4,314	$ 1,536	—
Restricted cash in other long-term assets	12	$ 843	—
Total cash, cash equivalents and restricted cash	$ 656,078	$ 1,481,831	$ 933,885

See accompanying notes to consolidated financial statements.

TWILIO INC.
Notes to Consolidated Financial Statements

1. Organization and Description of Business

Twilio Inc. (the "Company") was incorporated in the state of Delaware on March 13, 2008. Today's leading companies trust Twilio's Customer Engagement Platform (CEP) to build direct, personalized relationships with their customers everywhere in the world. Twilio enables companies to use communications and data to add intelligence and security to every step of their customers' journey, from sales to marketing to growth, customer service and many more engagement use cases in a flexible, programmatic way.

The Company's headquarters are located in San Francisco, California, and the Company has subsidiaries across North America, South America, Europe, Asia and Australia.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

(b) Principles of Consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are used for, but not limited to, revenue allowances and sales credit reserves; recoverability of long-lived and intangible assets; capitalization and useful life of the Company's capitalized internal-use software development costs; fair value of acquired intangible assets and goodwill; accruals and contingencies. Estimates are based on historical experience and on various assumptions that the Company believes are reasonable under current circumstances. However, future events are subject to change and best estimates and judgments may require further adjustments, therefore, actual results could differ materially from those estimates. Management periodically evaluates such estimates and they are adjusted prospectively based upon such periodic evaluation.

(d) Concentration of Credit Risk

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, marketable securities and accounts receivable. The Company maintains cash, restricted cash, cash equivalents and marketable securities with financial institutions that management believes are financially sound and have minimal credit risk exposure although the balances will exceed insured limits.

The Company sells its services to a wide variety of customers. If the financial condition or results of operations of any significant customer deteriorates substantially, operating results could be adversely affected. To reduce credit risk, management performs credit evaluations of the financial condition of new customers and periodic re-evaluations, as needed, of existing customers. The Company does not require collateral from its credit customers and maintains reserves for estimated credit losses on customer accounts when considered necessary. Actual credit losses may differ from the Company's estimates. During the years ended December 31, 2022, 2021 and 2020, no customer organization accounted for more than 10% of the Company's total revenue.

As of December 31, 2022 and 2021, no customer organization represented more than 10% of the Company's gross accounts receivable.

(e)   *Revenue Recognition*

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.

The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and,

- Recognition of revenue when, or as, the Company satisfies a performance obligation.

Nature of Products and Services

The majority of the Company's revenue is derived from usage-based fees earned from its communications products when customers access its cloud-based platform. Platform access is considered a monthly series comprising of one performance obligation and usage-based fees are recognized as revenue in the period in which the usage occurs. In the years ended December 31, 2022, 2021 and 2020, the revenue from usage-based fees represented 73%, 72% and 76% of total revenue, respectively.

Subscription-based fees are derived from non-usage-based products on the Company's cloud-based platform, such as Twilio Segment, Twilio Engage, Twilio Flex, as well as from sales of other products such as short codes, customer support, email API and others. Non-usage-based contracts revenue is recognized on a ratable basis over the contractual term which is generally between one to three years. In the years ended December 31, 2022, 2021 and 2020, the revenue from non-usage-based fees represented 27%, 28%, and 24% of total revenue, respectively.

No significant judgments are required in determining whether products and services are considered distinct performance obligations and should be accounted for separately versus together, or to determine the stand-alone selling price.

The Company's arrangements do not contain general rights of return. However, credits may be issued on a case-by-case basis. The contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded in accounts receivable and in revenue or deferred revenue depending on whether the revenue recognition criteria have been met.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents unearned revenue and amounts that were and will be invoiced and recognized as revenue in future periods for non-cancelable multi-year subscription arrangements. The Company applies the optional exemption of not disclosing the transaction price allocated to the remaining performance obligations for its usage-based contracts and contracts with original duration of one year or less. Revenue allocated to remaining performance obligations for contracts with durations of more than one year was $154.5 million as of December 31, 2022, of which 66% is expected to be recognized over the next 12 months and 94% is expected to be recognized over the next 24 months.

(f) Deferred Revenue and Customer Deposits

Deferred revenue is recorded when a non-cancellable contractual right to bill exists or when cash payments are received in advance of future usage on non-cancelable contracts. Customer refundable prepayments are recorded as customer deposits. As of December 31, 2022 and 2021, the Company recorded $139.1 million and $141.5 million as its deferred revenue and customer deposits, respectively, that are included in deferred revenue and customer deposits and other long-term liabilities in the accompanying consolidated balance sheets. During the years ended December 31, 2022, 2021 and 2020, the Company recognized $124.9 million, $70.1 million and $19.5 million of revenue, respectively, that was included in the deferred revenue and customer deposits balance as of the end of the previous year.

(g) Deferred Sales Commissions

The Company records an asset for the incremental costs of obtaining a contract with a customer, for example, sales commissions that are earned upon execution of contracts. The Company uses the portfolio of data method to determine the estimated period of benefit of capitalized commissions which is generally determined to be up to five years. Amortization expense related to these capitalized costs related to initial contracts, upsells and renewals, is recognized on a straight line basis over the estimated period of benefit of the capitalized commissions. The Company applies the optional exemption of expensing these costs as incurred with amortization periods of one year or less.

Total net capitalized commission costs as of December 31, 2022 and 2021, were $239.1 million and $193.4 million, respectively, and are included in prepaid expenses and other current assets and other long-term assets in the accompanying consolidated balance sheets. Amortization of these assets was $57.9 million, $31.5 million and $13.3 million in the years ended December 31, 2022, 2021 and 2020, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations.

(h) Cost of Revenue

Cost of revenue consists primarily of costs of communications services purchased from network service providers. Cost of revenue also includes fees to support the Company's cloud infrastructure, direct costs of personnel, such as salaries and stock-based compensation for the customer care and support services employees, and non-personnel costs, such as amortization of capitalized internal-use software development costs and amortization of acquired intangibles.

(i) Research and Development Expense

Research and development expenses consist primarily of personnel costs, cloud infrastructure fees for staging and development of the Company's products, outsourced engineering services, amortization of capitalized internal-use software development costs and an allocation of general overhead expenses. The Company capitalizes the portion of its software development costs that meets the criteria for capitalization.

(j) Internal-Use Software Development Costs

Certain costs of platform and other software applications developed for internal use are capitalized. The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Costs incurred for maintenance, minor upgrades and enhancements are expensed. Costs related to preliminary project activities and post-implementation operating activities are also expensed as incurred.

Capitalized costs of platform and other software applications are included in property and equipment. These costs are amortized over the estimated useful life of the software on a straight-line basis over three years. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the platform applications is included in cost of revenue, while the amortization of costs related to other software applications developed for internal use is included in operating expenses.

(k)   *Advertising Costs*

Advertising costs are expensed as incurred and were $92.6 million, $78.8 million and $47.2 million in the years ended December 31, 2022, 2021 and 2020, respectively. Advertising costs are included in sales and marketing expenses in the accompanying consolidated statements of operations.

(l)   *Restructuring Costs*

The Company records a charge for restructuring when management commits to a restructuring plan, the restructuring plan identifies all significant actions, the period of time to complete the restructuring plan indicates that significant changes to the plan are not likely and employees who are impacted have been notified of the pending involuntary termination.

(m)   *Stock-Based Compensation*

All stock-based compensation to employees, including the purchase rights issued under the Company's 2016 Employee Stock Purchase Plan, as amended (the "2016 ESPP"), is measured on the grant date based on the fair value of the awards on the date of grant. These costs are recognized as an expense following straight-line attribution method over the requisite service period. The Company uses the Black-Scholes option pricing model to measure the fair value of its stock options and the purchase rights issued under the ESPP. The fair value of the restricted stock units is determined using the closing fair value of the Company's Class A common stock on the date of grant and recognized as an expense following straight-line attribution method over the requisite service period. Forfeitures are recorded in the period in which they occur.

Compensation expense for stock options granted to nonemployees is calculated using the Black-Scholes option pricing model and is recognized in expense over the service period.

The Black-Scholes option pricing model requires the use of complex assumptions, which determine the fair value of stock options and the purchase rights issued under ESPP. These assumptions include:

- *Fair value of the common stock.* The Company uses the market closing price of its Class A common stock, as reported on the New York Stock Exchange, for the fair value.

- *Expected term.* The expected term represents the period that the stock option or the purchase right is expected to be outstanding. The Company uses the simplified calculation of expected term, which reflects the weighted-average time-to-vest and the contractual life of the stock option or the purchase right;

- *Expected volatility.* Prior to July 1, 2021, the expected volatility was derived from an average of the historical volatilities of the Class A common stock of the Company and several other entities with characteristics similar to those of the Company, such as the size and operational and economic similarities to the Company's principal business operations. Beginning with the third quarter 2021, the expected volatility was derived from the average of the historical volatilities of the Class A common stock of the Company.

- *Risk-free interest rate.* The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the stock-based awards; and

- *Expected dividend.* The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock.

If any of the assumptions used in the Black-Scholes model changes, stock-based compensation for future options may differ materially compared to that associated with previous grants.

(n)   *Income Taxes*

The Company accounts for income taxes in accordance with authoritative guidance which requires the use of the asset and liability approach. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carry-forwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to uncertain tax positions in the provision for income taxes in the consolidated statements of operations.

(o)   *Foreign Currency*

The functional currency of the Company's foreign subsidiaries is generally the U.S. dollar. Accordingly, the subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate in effect during the month in which the transaction occurs. Remeasurement adjustments are recognized in the consolidated statements of operations as other expense, net, in the year of occurrence. Foreign currency transaction gains and losses were insignificant for all periods presented.

For those entities where the functional currency is a foreign currency, adjustments resulting from translating the financial statements into U.S. dollars are recorded as a component of accumulated other comprehensive (loss) income as part of the total stockholders' equity. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the weighted average exchange rates in effect during the month in which a transaction occurs. Equity transactions are translated using historical exchange rates. Foreign currency transaction gains and losses are included in other expenses, net, in the accompanying consolidated statements of operations.

(p)   *Comprehensive Loss*

Comprehensive loss refers to net loss and other revenue, expenses, gains and losses that, under generally accepted accounting principles, are recorded as an element of stockholders' equity but are excluded from the calculation of net loss.

(q)   *Net Loss Per Share Attributable to Common Stockholders*

The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company has 100,000,000 shares of preferred stock that was authorized but never issued or outstanding.

Class A and Class B common stock are the only outstanding equity securities of the Company. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to 10 votes per share. Shares of Class B common stock may be converted into Class A common stock at any time at the option of the stockholder on a one-for-one basis and are automatically converted into Class A common stock upon sale or transfer, subject to certain limited exceptions. The shares are also automatically converted upon reaching the final conversion date of June 28, 2023, as defined in the Company's amended and restated certificate of incorporation. Shares of Class A common stock are not convertible.

The Company also has dilutive securities, such as potential or restricted common shares or common stock equivalents, that were excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect was antidilutive in all periods presented. These securities are presented in Note 19 to these consolidated financial statements.

(r) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of cash deposited into money market funds, reverse repurchase agreements and commercial paper. All credit and debit card transactions that process as of the last day of each month and settle within the first few days of the subsequent month are also classified as cash and cash equivalents as of the end of the month in which they were processed.

(s) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of the allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's assessment of its ability to collect on customer accounts receivable. The Company regularly reviews the allowance by considering certain factors such as historical experience, credit quality, age of accounts receivable balances and other known conditions that may affect a customer's ability to pay. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet their financial obligations, a specific allowance is recorded against amounts due from the customer which reduces the net recognized receivable to the amount the Company reasonably believe will be collected. The Company writes-off accounts receivable against the allowance when a determination is made that the balance is uncollectible and collection of the receivable is no longer being actively pursued. As of December 31, 2022 and 2021, the allowance for doubtful accounts was not significant to the accompanying consolidated financial statements.

(t) Costs Related to Public Offerings

Costs related to public offerings, which consist of direct incremental legal, printing and accounting fees are deferred until the offering is completed. Upon completion of the offering, these costs are offset against the offering proceeds within the consolidated statements of stockholders' equity.

(u) Property and Equipment

Property and equipment, both owned and under finance leases, is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Maintenance and repairs are expensed as incurred.

The useful lives of property and equipment are as follows:

Capitalized internal-use software development costs	3 years
Data center equipment	2 - 4 years
Leasehold improvements	5 years or remaining lease term
Office equipment	3 years
Furniture and fixtures	5 years
Software	3 years
Assets under financing lease	5 years or remaining lease term

(v) Leases

The Company determines if an arrangement is or contains a lease at contract inception. The Company presents the operating leases in long-term assets and current and long-term liabilities. Finance lease assets are included in property and equipment, net, and finance lease liabilities are presented in current and long-term liabilities in the accompanying consolidated balance sheets.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are measured and recognized at the lease commencement date based on the present value of the remaining lease payments over the lease term. As the Company's leases do not generally provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company's lease agreements may have lease and non-lease components, which the Company accounts for as a single lease component. When estimating the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain such options will be exercised. Operating lease costs are recognized in operating expenses in the accompanying consolidated statements of operations on a straight-line basis over the lease term and variable payments are recognized in the period they are incurred. The Company's lease agreements do not contain any residual value guarantees. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Within the consolidated statements of cash flows, the Company presents the lease payments made on the operating leases as cash flows from operations and principal payments made on the finance leases as part of financing activities.

(w)   Equity Method Investments

Equity investment holdings in which the Company does not have a controlling financial interest but can exercise significant influence over an investee are accounted for under the equity method. Equity method investments are originally recorded at cost and are subsequently increased or reduced to reflect the Company's proportionate share of net earnings or losses of the investee as they occur. The Company records the investee losses up to the carrying amount of the investment plus any advances and loans made to the investee and any financial guarantees made on behalf of the investee. Investments are also increased or decreased by contributions made to and distributions received from the investee. All costs directly associated with the acquisition of the investment are included in the carrying amount of the investment. Profits or losses related to intra-entity sales are eliminated until realized by the Company or the investee.

The Company determines the difference between its purchase price and its proportionate share of the net assets of the investee, which results in an excess basis in the investment. This excess basis is allocated to the identifiable assets and liabilities of the investee utilizing purchase accounting principles and is used to calculate the amortization of basis differences every reporting period. Basis differences are generally amortized over the lives of the assets and liabilities that gave rise to the basis differences. Basis differences related to finite-lived intangible assets are amortized on a straight-line basis.

The Company records its share in earnings and losses of its equity method investee along with adjustments for amortization of basis differences, investee capital transactions and other comprehensive income or loss in its consolidated statements of operations and comprehensive loss, as applicable, on a three-month lag.

Equity method goodwill is not amortized or tested for impairment. Instead, the Company evaluates its equity method investments for impairment whenever events or changes in circumstance indicate that the carrying amounts of such investments may be in excess of their fair value. When such indicators exist, the other-than-temporary impairment model is utilized, which considers the severity and duration of a decline in fair value below book value and the Company's ability and intent to hold the investment for a sufficient period of time to allow for recovery. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in the period of such determination.

The authoritative guidance allows a measurement period of up to one year from the date of acquisition of the investment to make adjustments to the preliminary determination and allocation of the excess basis in the investment.

(x)   Intangible Assets

Intangible assets recorded by the Company are costs directly associated with securing legal registration of patents and trademarks, acquiring domain names and the fair value of identifiable intangible assets acquired in business combinations.

Intangible assets with determinable economic lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful life of each asset on a straight-line basis. The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors the Company considers when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company's long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets without determinable economic lives are carried at cost, not amortized and reviewed for impairment at least annually.

The useful lives of the intangible assets are as follows:

Developed technology	4 - 7 years
Customer relationships	3 - 10 years
Supplier relationships	5 years
Trade names	3 - 5 years
Patents	20 years
Telecommunication licenses	Indefinite
Trademarks	Indefinite
Domain names	Indefinite

(y)   Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has determined that it operates as one reporting unit and has selected November 30 as the date to perform its annual impairment test. In the valuation of goodwill, management must make assumptions regarding estimated future cash flows to be derived from the Company's business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment for these assets.

The Company has the option to first perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. However, the Company may elect to bypass the qualitative assessment and proceed directly to the quantitative impairment tests. The impairment test involves comparing the fair value of the reporting unit to its carrying value, including goodwill. A goodwill impairment will be the amount by which a reporting unit's carrying value exceeds its fair value. The impairment is limited to the carrying amount of goodwill.

No goodwill impairment charges have been recorded for any period presented.

(z)   Derivatives and Hedging

The Company is exposed to a wide variety of risks arising from its business operations and overall economic conditions. These risks include exposure to fluctuations in various foreign currencies against its functional currency and can impact the value of cash receipts and payments. The Company minimizes its exposure to these risks through management of its core business activities, specifically, the amounts, sources and duration of its assets and liabilities, and the use of derivative financial instruments. During 2021, the Company started using foreign currency derivative forward contracts, and in the future may also use foreign currency option contacts.

Foreign currency derivative forward contracts involve fixing the exchange rate for delivery of a specified amount of foreign currency on a specified date. These agreements are typically cash settled in U.S. dollars for their fair value at or close to their settlement date. Foreign currency option contracts will require the Company to pay a premium for the right to sell a specified amount of foreign currency prior to the maturity date of the option. The Company does not enter into derivative financial instruments trading for speculative purposes.

Derivative instruments are carried at fair value and recorded as either an asset or a liability until they mature. Gains and losses resulting from changes in fair value of these instruments are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. For derivative instruments designated as cash flow hedges, gains or losses are initially recorded in other comprehensive income ("OCI") in the balance sheet, then reclassified into the statement of operations in the period in which the derivative instruments mature. These realized gains and losses are recorded within the same financial statement line item as the hedged transaction.

The Company's foreign currency derivative contracts are classified within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates.

(aa)   Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, including property, equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If such evaluation indicates that the carrying amount of the asset or the asset group is not recoverable, any impairment loss would be equal to the amount the carrying value exceeds the fair value.

(bb)   Business Combinations

The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of the consideration transferred over the fair value of assets acquired and liabilities assumed on the acquisition date. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed, these estimates are inherently uncertain and subject to refinement. The authoritative guidance allows a measurement period of up to one year from the date of acquisition to make adjustments to the preliminary allocation of the purchase price. As a result, during the measurement period the Company may record adjustments to the fair values of assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon conclusion of the measurement period or final determination of the values of the assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations.

(cc)   Segment Information

The Company's Chief Executive Officer is the chief operating decision maker who reviews the Company's financial information presented on a consolidated basis for purposes of allocating resources and evaluating the Company's financial performance. The Company had no segment managers during the periods presented. Accordingly, the Company has determined that it operates in a single operating and reportable segment.

(dd)   Fair Value of Financial Instruments

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company applies fair value accounting for all financial instruments on a recurring basis. The Company's financial instruments, which include cash, restricted cash, cash equivalents, accounts receivable and accounts payable are recorded at their carrying amounts, which approximate their fair values due to their short-term nature. Marketable securities consist of U.S. treasury securities, non-U.S government securities, high credit quality corporate debt securities and commercial paper. All marketable securities are considered to be available-for-sale and recorded at their estimated fair values. Unrealized gains and losses for available-for-sale securities are recorded in other comprehensive loss. In valuing these items, the Company uses inputs and assumptions that market participants would use to determine their fair value, utilizing valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair values of the senior notes due 2029 and 2031 ("2029 Notes" and "2031 Notes," respectively) are determined based on their respective closing prices on the last trading day of the reporting period and are classified as Level 2 in the fair value hierarchy.

The carrying value of the strategic investments, which consist of restricted equity securities of a publicly held company and equity securities of privately held companies, is determined under the measurement alternative on a non-recurring basis adjusting for observable changes in fair value. The Company does not have a controlling interest nor it can exercise significant influence over any of these entities.

The Company regularly reviews changes to the rating of its debt securities by rating agencies and monitors the surrounding economic conditions to assess the risk of expected credit losses. As of December 31, 2022, the risk of expected credit losses was not significant.

Impairments are considered to be other than temporary if they are related to deterioration in credit risk or if it is likely that the security will be sold before the recovery of its cost basis. Realized gains and losses and declines in value deemed to be other than temporary are determined based on the specific identification method and are reported in other expenses, net.

(ee)   Recently Adopted Accounting Guidance

In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. ("ASU") 2021-08, *"Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,"* which requires that an entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, *"Revenue from Contracts with Customers."* At the acquisition date, an acquirer should account for the related revenue contracts as if it had originated the contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contact assets and contract liabilities consistent with how they were recognized and measured in the acquiree's financial statements, assuming the acquirer is able to assess and rely on how the acquiree applied ASC 606. ASU 2021-08 is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company adopted ASU 2021-08 in the first quarter of 2022 with no material impact to its consolidated financial statements.

(ff)   Recently Issued Accounting Guidance, Not yet Adopted

In June 2022, the FASB issued ASU 2022-03, *"Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,"* which clarifies and amends the guidance of measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of the equity securities. ASU 2022-03 is effective for interim and annual periods beginning after December 15, 2023, with early adoption permitted. The Company is evaluating the impact of the adoption of this guidance to its consolidated financial statements.

3. Fair Value Measurements

Financial Assets

The following tables provide the financial assets measured at fair value on a recurring basis:

	Amortized Cost or Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses More Than 12 Months	Fair Value Hierarchy as of December 31, 2022			Aggregate Fair Value
					Level 1	Level 2	Level 3	
Financial Assets:				(In thousands)				
Cash and cash equivalents:								
Money market funds	$ 46,610	$ —	$ —	$ —	$ 46,610	$ —	$ —	$ 46,610
Reverse repurchase agreements	200,000	—	—	—	—	200,000	—	200,000
Commercial paper	2,249	—	—	—	—	2,249	—	2,249
Total included in cash and cash equivalents	248,859	—	—	—	46,610	202,249	—	248,859
Marketable securities:								
U.S. Treasury securities	481,463	—	(1,269)	(11,347)	468,847	—	—	468,847
Non-U.S. government securities	149,901	—	(33)	(6,304)	143,564	—	—	143,564
Corporate debt securities and commercial paper	2,973,844	307	(12,202)	(71,043)	5,000	2,885,906	—	2,890,906
Total marketable securities	3,605,208	307	(13,504)	(88,694)	617,411	2,885,906	—	3,503,317
Total financial assets	$ 3,854,067	$ 307	$ (13,504)	$ (88,694)	$ 664,021	$ 3,088,155	$ —	$ 3,752,176

	Amortized Cost or Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Fair Value Hierarchy as of December 31, 2021			Aggregate Fair Value
				Level 1	Level 2	Level 3	
Financial Assets:			(In thousands)				
Cash and cash equivalents:							
Money market funds	$ 786,548	$ —	$ —	$ 786,548	$ —	$ —	$ 786,548
Commercial paper	46,076	—	—	—	46,076	—	46,076
Total included in cash and cash equivalents	832,624	—	—	786,548	46,076	—	832,624
Marketable securities:							
U.S. Treasury securities	375,305	6	(2,561)	372,750	—	—	372,750
Non-U.S. government securities	221,641	—	(1,355)	220,286	—	—	220,286
Corporate debt securities and commercial paper	3,300,326	960	(15,892)	31,000	3,254,394	—	3,285,394
Total marketable securities	3,897,272	966	(19,808)	624,036	3,254,394	—	3,878,430
Total financial assets	$ 4,729,896	$ 966	$ (19,808)	$ 1,410,584	$ 3,300,470	$ —	$ 4,711,054

The aggregate related fair value of corporate debt securities with unrealized losses is $2.66 billion as of December 31, 2022, of which $2.04 billion have been in an unrealized loss position for more than 12 months and $620.5 million have been in an unrealized loss position for less than 12 months. Unrealized losses related to other investments as of December 31, 2022, and for all investments as of December 31, 2021 were not significant.

The Company's primary objective when investing excess cash is preservation of capital, hence the Company's marketable securities primarily consist of U.S. Treasury Securities, non-U.S government securities, high credit quality corporate debt securities and commercial paper. Because the Company views its marketable securities as available to support current operations, it has classified all available for sale securities as short-term. As of December 31, 2022 and 2021, for fixed income securities that were in unrealized loss positions, the Company has determined that (i) it does not have the intent to sell any of these investments, and (ii) it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis. In addition, as of December 31, 2022 and 2021, the Company anticipates that it will recover the entire amortized cost basis of such fixed income securities before maturity.

Interest earned on marketable securities was $64.6 million, $55.7 million and $32.4 million in the years ended December 31, 2022, 2021 and 2020, respectively. The interest is recorded as other expenses, net, in the accompanying consolidated statements of operations.

The following table summarizes the contractual maturities of marketable securities:

| | As of December 31, 2022 | | As of December 31, 2021 | |
	Amortized Cost	Aggregate Fair Value	Amortized Cost	Aggregate Fair Value
Financial Assets:		(In thousands)		
Less than one year	$ 1,943,836	$ 1,909,218	$ 1,084,751	$ 1,085,006
One to three years	1,661,372	1,594,099	2,812,521	2,793,424
Total	$ 3,605,208	$ 3,503,317	$ 3,897,272	$ 3,878,430

Strategic Investments

As of December 31, 2022 and 2021, the Company held strategic investments with an aggregate carrying value of $76.9 million and $68.3 million, respectively, recorded as other long-term assets in the accompanying consolidated balance sheets. The carrying value of these securities is determined under the measurement alternative on a non-recurring basis and adjusted for observable changes in fair value. There were no impairments or other significant adjustments related to these securities recorded in the three years ended December 31, 2022, 2021 and 2020.

Financial Liabilities

The Company's financial liabilities that are measured at fair value on a recurring basis consist of foreign currency derivative liabilities and are classified as Level 2 financial instruments in the fair value hierarchy. As of December 31, 2022 and 2021, the aggregate fair value of these liabilities and the associated unrealized losses were not significant.

The Company's financial liabilities that are not measured at fair value on a recurring basis are its 2029 Notes and its 2031 Notes. As of December 31, 2022, the fair value of the 2029 Notes and 2031 Notes were $410.9 million and $399.4 million, respectively. As of December 31, 2021, the fair value of the 2029 Notes and 2031 Notes were $510.2 million and $512.8 million, respectively.

4. Property and Equipment

Property and equipment consisted of the following:

| | As of December 31, | |
	2022	2021
	(In thousands)	
Capitalized internal-use software developments costs	$ 257,983	$ 198,589
Data center equipment [(1)]	100,207	77,946
Leasehold improvements	91,660	85,297
Office equipment	70,815	58,636
Furniture and fixtures	14,935	15,360
Software	14,675	10,506
Total property and equipment	550,275	446,334
Less: accumulated depreciation and amortization [(1)]	(286,296)	(191,018)
Total property and equipment, net	$ 263,979	$ 255,316

[(1)] Data center equipment contains $72.4 million and $63.0 million in assets held under finance leases as of December 31, 2022 and 2021, respectively. Accumulated depreciation and amortization contains $41.2 million and $26.8 million of accumulated depreciation for assets held under finance leases as of December 31, 2022 and 2021, respectively.

Depreciation and amortization expense was $71.7 million, $59.6 million and $51.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company capitalized $65.4 million, $63.1 million and $47.1 million in internal-use software development costs in the years ended December 31, 2022, 2021 and 2020, respectively.

5. Impairment

In the second quarter of 2022, the Company announced its decision to become a remote-first company whereby employees would have the flexibility to work remotely on a permanent basis. As part of the new operating strategy, in the third quarter of 2022, the Company permanently closed several of its offices which triggered a reassessment of long-lived asset groupings and a test for impairment. The Company determined that the carrying amounts of the impacted ROU assets and the associated leasehold improvements and property and equipment exceeded their respective fair values. The Company engaged a third-party expert to assist with the valuation analysis. In the year ended December 31, 2022, the Company recorded a $97.7 million impairment expense in its accompanying consolidated statement of operations related to these office closures. No other significant impairments were recorded during the years ended 2022, 2021 or 2020.

6. Restructuring Activities

During the third quarter of 2022, the compensation and talent management committee of the Company's board of directors approved a restructuring plan that was designed to reduce operating costs, improve operating margins and shift the Company's selling capacity to accelerate software sales (the "September Plan"). The September Plan eliminated approximately 11% of the Company's workforce.

The Company recorded restructuring charges of $76.6 million for the year ended December 31, 2022, which consisted of $62.3 million related to employee transition, notice period, severance payments, employee benefits and facilitation costs; and $14.3 million related to vesting of the employee stock-based compensation awards. The execution of the September Plan was substantially completed as of December 31, 2022. However, potential employment position eliminations in certain jurisdictions outside of the United States are subject to extended consultation periods mandated by the local jurisdictions. The Company will record the restructuring charges related to the eliminated positions in those jurisdictions upon finalization of the respective consultation periods. The estimated remaining expenses are not expected to be significant but the actual amounts may differ materially from expectations.

The following table summarizes the Company's restructuring liability that is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet:

	Workforce Reduction Costs	Facilitation Costs	Total
	(In thousands)		
Balance as of December 31, 2021	$ —	$ —	$ —
Restructuring charges	60,553	1,808	62,361
Cash payments	(60,053)	(1,242)	(61,295)
Balance as of December 31, 2022	$ 500	$ 566	$ 1,066

The $14.3 million expense related to vesting of the employee stock-based compensation awards is recorded in the additional-paid-in capital in the accompanying consolidated statement of stockholders' equity.

7. Derivatives and Hedging

As of December 31, 2022, the Company had outstanding foreign currency forward contracts designated as cash flow hedges with a total sell notional value of $219.8 million. The notional value represents the amount that will be sold upon maturity of the forward contract. As of December 31, 2022, these contracts had maturities of up to 6 months.

Gains and losses associated with these foreign currency forward contracts were as follows:

	Consolidated Statement of Operations and Statement of Comprehensive Loss	Year Ended December 31,	
		2022	2021
		(In thousands)	
Gains recognized in OCI	Net change in market value of effective foreign currency forward exchange contracts	$ 556	$ 294
Losses recognized in income due to instruments maturing	Cost of revenue	$ 34,862	$ 7,545

The Company is subject to master netting agreements with certain counterparties of the foreign exchange contracts, under which it is permitted to net settle transactions of the same currency with a single net amount payable by one party to the other. It is the Company's policy to present the derivatives at gross in its consolidated balance sheets. The Company's foreign currency forward contracts are not subject to any credit contingent features or collateral requirements. The Company manages its exposure to counterparty risk by entering into contracts with a diversified group of major financial institutions and by actively monitoring its outstanding positions. As of December 31, 2022, the Company did not have any offsetting arrangements.

8. Right-of-Use Assets and Lease Liabilities

The Company has entered into various operating lease agreements for office space and data centers and finance lease agreements for data centers, office equipment and furniture.

As of December 31, 2022, the Company had 30 leased properties with remaining lease terms from 0.1 years to 7.0 years, some of which include options to extend the leases for up to 5.0 years.

As a result of the 2022 office closures described in Note 5, the Company impaired several of its office leases that will no longer be used to support its ongoing operations. In the year ended December 31, 2022, the Company recorded $97.7 million impairment expense related to these office closures, of which $72.8 million related to the affected ROU assets. The remaining impairment expense related to the associated assets in the property, plant and equipment categories. For the years ended December 31, 2022, 2021 and 2020, the Company did not have significant sublease income related to any of its subleased office leases.

Operating lease costs recorded in the accompanying consolidated statements of operations were $57.8 million, $61.0 million and $49.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. Lease costs associated with short-term leases, variable leases and finance leases were not significant.

Supplemental cash flow and other information related to operating leases was as follows:

	Year Ended December 31,	
	2022	2021
Operating cash flows paid for amounts included in operating lease liabilities (in thousands)	$ 64,473	$ 60,085
Weighted average remaining lease term (in years)	4.8	5.5
Weighted average discount rate	4.5 %	4.5 %

Maturities of operating lease liabilities were as follows:

Year Ended December 31,	As of December 31, 2022
	(In thousands)
2023	$ 62,696
2024	52,185
2025	38,262
2026	34,861
2027	26,818
Thereafter	28,100
Total lease payments	242,922
Less: imputed interest	(24,149)
Total operating lease obligations	218,773
Less: current obligations	(54,222)
Long-term operating lease obligations	$ 164,551

9. Business Combinations

2022 Acquisitions

During 2022, the Company completed a business combination for an aggregate accounting purchase price of $32.7 million, of which $25.7 million was allocated to goodwill and $8.2 million was allocated to intangible assets.

2021 Acquisitions

Zipwhip, Inc.

In July 2021, the Company acquired all outstanding shares of Zipwhip, Inc. ("Zipwhip"), a leading provider of toll-free messaging in the United States, for a purchase price, as adjusted, of $838.8 million. The purchase price included $418.1 million of cash, $419.2 million fair value of 1.1 million shares of the Company's Class A common stock and $1.5 million fair value of the pre-combination services of Zipwhip employees reflected in the unvested equity awards assumed by the Company at closing. Additionally, at closing, the Company issued 59,533 shares of its Class A common stock which were subject to vesting over a period of 3 years. Vesting of these shares is recorded in the stock-based compensation expense as the services are provided.

Part of the cash consideration paid at closing was to settle the vested equity awards of Zipwhip employees. The Company assumed all unvested and outstanding equity awards of Zipwhip continuing employees, as converted into its own equity awards, at the conversion ratio provided in the Agreement and Plan of Merger and Reorganization (the "Zipwhip Merger Agreement"). This transaction also included $19.1 million of additional cash consideration for certain employees, which is vesting as these employees are providing services in the post-acquisition period. This amount is recorded in the operating expenses over the 3 year vesting period.

The acquisition was accounted for as a business combination and the total purchase price of $838.8 million was allocated to the net tangible and intangible assets and liabilities based on their fair values on the acquisition date with the excess recorded as goodwill.

The fair value of the 1.2 million aggregate number of shares of the Company's Class A common stock issued at closing was determined based on the closing market price of the Company's Class A common stock on the acquisition date. The fair value of the $30.7 million unvested equity awards assumed on the acquisition closing date was determined (a) for options, by using the Black-Scholes option pricing model with the applicable assumptions as of the acquisition date; (b) for restricted stock units, by using the closing market price of the Company's Class A common stock on the acquisition date. These awards continue vesting as Zipwhip employees provide services in the post-acquisition period. The fair value of these awards is recorded in the stock-based compensation expense over the respective vesting period of each award.

The purchase price components, as adjusted, are summarized in the following table:

	Total
	(In thousands)
Fair value of Class A common stock transferred	$ 419,197
Cash consideration	418,073
Fair value of the pre-combination service through equity awards	1,511
Total purchase price	$ 838,781

The following table presents the purchase price allocation on the acquisition close date, as adjusted:

	Total
	(In thousands)
Cash and cash equivalents	$ 21,610
Accounts receivable and other current assets	11,481
Property and equipment, net	2,950
Operating right-of-use asset	23,545
Intangible assets [(1)]	244,500
Other assets	370
Goodwill	600,574
Accounts payable and other liabilities	(20,239)
Deferred revenue	(4,526)
Operating lease liability, noncurrent	(23,169)
Deferred tax liability	(18,315)
Total purchase price	$ 838,781

_____

[(1)] Identifiable intangible assets are comprised of the following:

	Total	Estimated life
	(In thousands)	(In years)
Developed technology	$ 56,800	7
Customer relationships	147,700	10
Supplier relationships	39,600	5
Trade names	400	5
Total intangible assets acquired	$ 244,500	

Goodwill generated from this acquisition primarily represented the value that was expected from the increased scale and synergies as a result of the integration of both businesses. Goodwill is not deductible for tax purposes.

The estimated fair value of the intangible assets acquired was determined by the Company. The Company engaged a third-party expert to assist with the valuation analysis. The Company used a relief-from-royalty method to estimate the fair values of the developed technology and trade names, a multi-period excess earnings method to estimate the fair values of customer relationships and a with-and-without method to estimate the fair value of the supplier relationships.

Most of the net tangible assets were valued at their respective carrying amounts as of the acquisition date as the Company believes that these amounts approximate their current fair values, except for operating right-of-use assets. The value of the acquired operating right-of-use assets was reduced to its respective fair value on the acquisition date.

The acquired entity's results of operations were included in the Company's consolidated financial statements from the date of acquisition, July 14, 2021. For the years ended December 31, 2022 and 2021, Zipwhip contributed net operating revenue of $139.5 million and $55.4 million, respectively, which is reflected in the accompanying consolidated statements of operations. Due to the integrated nature of the Company's operations, the Company believes that it is not practicable to separately identify earnings of Zipwhip on a stand-alone basis. Pro forma results of operations for this acquisition are not presented as the financial impact to the Company's consolidated financial statements is not significant.

Costs incurred related to the acquisition were not significant.

Other 2021 Acquisitions

During 2021, the Company completed other business combinations for an aggregate purchase price of $105.0 million, of which $13.4 million was allocated to developed technology, $23.6 million was allocated to other intangible assets and $63.2 million was allocated to goodwill.

10. Equity Method Investment

In May 2022, the Company acquired 44.6% equity interests in Syniverse Corporation ("Syniverse") for $750.0 million in cash. The Company determined that it does not have a controlling financial interest in Syniverse but does exercise significant influence and therefore, the investment was accounted for under the equity method. The Company estimated that on the investment closing date there was an excess investment basis of $530.7 million related to its proportionate share of the identifiable intangible assets and $41.3 million related to the associated deferred tax liability. The equity method goodwill was estimated at $623.8 million.

The estimated fair value of the intangible assets was determined by the Company. The Company engaged a third-party expert to assist with the valuation analysis. The following table presents the estimated basis differences attributable to the identifiable intangible assets as of the date of investment and their respective useful lives:

	Total	Estimated life
	(In thousands)	(In years)
Developed technology	$ 62,767	6
Customer relationships	439,152	9
Trademarks	28,822	Indefinite
Total basis difference attributable to the identifiable intangible assets	$ 530,741	

As of December 31, 2022, the Company held 44.5% equity interests in Syniverse and the carrying amount of its equity method investment recorded in the accompanying consolidated balance sheet was $700.0 million. As of December 31, 2022, the Company's net excess investment basis was $508.9 million related to its proportionate share of the identifiable intangible assets of the investee, $41.3 million related to the associated deferred tax liability and $623.8 million related to the equity method goodwill.

The Company has elected to report its portion of equity method investee's results of operations and other comprehensive income on a 90-day lag. The Company recorded its share of losses from its equity method investment of $35.3 million in its accompanying consolidated statement of operations for the year ended December 31, 2022. The adjustment consisted of the Company's proportionate share of the investee's net operating results and the amortization of the basis difference for the period from the transaction closing date of May 13, 2022, through September 30, 2022. The Company also recorded $14.9 million of its proportionate share of the investee's other comprehensive loss in the accompanying consolidated statement of other comprehensive loss for the same period.

In conjunction with this investment, the Company and Syniverse entered into a wholesale agreement, pursuant to which Syniverse will process, route and deliver application-to-person messages originating and/or terminating between the Company's customers and mobile network operators. The value of the transactions that occurred between the Company and Syniverse were $89.6 million for the period from the investment closing date on May 13, 2022 through December 31, 2022. These transactions were recorded as cost of revenue in the accompanying consolidated statements of operations.

11. Goodwill and Intangible Assets

Goodwill

The goodwill balance as of December 31, 2022 and 2021 was as follows:

	Total
	(In thousands)
Balance as of December 31, 2020	$ 4,595,394
Goodwill additions related to 2021 acquisitions	663,599
Measurement period and other adjustments	4,173
Balance as of December 31, 2021	$ 5,263,166
Goodwill additions related to 2022 acquisitions	25,748
Measurement period and other adjustments	(4,761)
Balance as of December 31, 2022	$ 5,284,153

Intangible assets

Intangible assets consisted of the following:

	As of December 31, 2022		
	Cost	Accumulated Amortization	Net
Amortizable intangible assets:	(In thousands)		
Developed technology	$ 795,753	$ (335,893)	$ 459,860
Customer relationships	538,466	(204,241)	334,225
Supplier relationships	56,922	(19,846)	37,076
Trade names	30,342	(20,106)	10,236
Order backlog	10,000	(10,000)	—
Patent	4,028	(705)	3,323
Total amortizable intangible assets	1,435,511	(590,791)	844,720
Non-amortizable intangible assets:			
Telecommunication licenses	4,920	—	4,920
Trademarks and other	295	—	295
Total	$ 1,440,726	$ (590,791)	$ 849,935

	As of December 31, 2021		
	Cost	Accumulated Amortization	Net
Amortizable intangible assets:		(In thousands)	
Developed technology	$ 794,831	$ (222,765)	$ 572,066
Customer relationships	538,264	(128,035)	410,229
Supplier relationships	51,671	(9,491)	42,180
Trade names	30,669	(13,874)	16,795
Order backlog	10,000	(10,000)	—
Patent	4,035	(508)	3,527
Total amortizable intangible assets	1,429,470	(384,673)	1,044,797
Non-amortizable intangible assets:			
Telecommunication licenses	4,920	—	4,920
Trademarks and other	295	—	295
Total	$ 1,434,685	$ (384,673)	$ 1,050,012

Amortization expense was $206.4 million, $198.8 million and $98.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Total estimated future amortization expense is as follows:

Year Ended December 31,	As of December 31, 2022
	(In thousands)
2023	$ 202,708
2024	197,273
2025	193,699
2026	120,237
2027	72,218
Thereafter	58,585
Total	$ 844,720

12. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	
	2022	2021
	(In thousands)	
Accrued payroll and related	$ 79,703	$ 78,780
Accrued bonus and commission	35,449	64,665
Accrued cost of revenue	161,455	118,004
Sales and other taxes payable	92,319	61,975
Finance lease liability	11,871	12,370
Employee sabbatical benefit accrual	30,683	—
Accrued other expense	78,741	81,709
Total accrued expenses and other current liabilities	$ 490,221	$ 417,503

13. Long-Term Debt

Long-term debt, net, consisted of the following:

	As of December 31,			
	2022		2021	
	(In thousands)			
2029 Senior Notes				
Principal	$	500,000	$	500,000
Unamortized discount		(5,001)		(5,701)
Unamortized issuance costs		(1,126)		(1,286)
Net carrying amount		493,873		493,013
2031 Senior Notes				
Principal		500,000		500,000
Unamortized discount		(5,299)		(5,832)
Unamortized issuance costs		(1,192)		(1,274)
Net carrying amount		493,509		492,894
Total long-term debt, net	$	987,382	$	985,907

2029 and 2031 Senior Notes

In March 2021, the Company issued $1.0 billion aggregate principal amount of senior notes, consisting of $500.0 million principal amount of 3.625% notes due 2029 (the "2029 Notes") and $500.0 million principal amount of 3.875% notes due 2031 (the "2031 Notes" and together with the 2029 Notes, the "Notes"). Initially, none of the Company's subsidiaries guaranteed the Notes. However, under certain circumstances in the future the Notes can be guaranteed by each of the Company's material domestic subsidiaries. The 2029 Notes and 2031 Notes will mature on March 15, 2029 and March 15, 2031, respectively. Interest payments are payable semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 2021.

The aggregate net proceeds from offering of the Notes were approximately $984.7 million after deducting underwriting discounts and issuance costs paid by the Company.

The Company may voluntarily redeem the 2029 Notes, in whole or in part, under the following circumstances:

(1)   at any time prior to March 15, 2024 with the net cash proceeds received by the Company from an equity offering at a redemption price equal to 103.625% of the principal amount, provided the aggregate principal amount of all such redemptions does not exceed 40% of the original aggregate principal amount of the 2029 Notes. Such redemption shall occur within 180 days after the closing of an equity offering and at least 50% of the then-outstanding aggregate principal amount of the 2029 Notes shall remain outstanding, unless all 2029 Notes are redeemed concurrently;

(2)   at any time prior to March 15, 2024 at 100% of the principal amount, plus a "make-whole" premium;

(3)   at any time on or after March 15, 2024 at a prepayment price equal to 101.813% of the principal amount;

(4)   at any time on or after March 15, 2025 at a prepayment price equal to 100.906% of the principal amount; and

(5)   at any time on or after March 15, 2026 at a prepayment price equal to 100.000% of the principal amount;

in each case, the redemption will include the accrued and unpaid interest, as applicable.

The Company may voluntarily redeem the 2031 Notes, in whole or in part, under the following circumstances:

(1)   at any time prior to March 15, 2024 with the net cash proceeds received by the Company from an equity offering at a redemption price equal to 103.875% of the principal amount, provided the aggregate principal amount of all such redemptions does not to exceed 40% of the original aggregate principal amount of the 2031 Notes. Such redemption shall occur within 180 days after the closing of an equity offering and at least 50% of the then-outstanding aggregate principal amount of the 2031 Notes shall remain outstanding, unless all 2031 Notes are redeemed concurrently;

(2)   at any time prior to March 15, 2026 at 100% of the principal amount, plus a "make-whole" premium;

(3)   at any time on or after March 15, 2026 at a prepayment price equal to 101.938% of the principal amount;

(4)   at any time on or after March 15, 2027 at a prepayment price equal to 101.292% of the principal amount;

(5)   at any time on or after March 15, 2028 at a prepayment price equal to 100.646% of the principal amount; and

(6)   at any time on or after March 15, 2029 at a prepayment price equal to 100.000% of the principal amount;

in each case, the redemption will include accrued and unpaid interest, as applicable.

The Notes are general unsecured obligations and will rank senior in right of payment to any of the Company's indebtedness that is expressly subordinated in right of payment to the Notes that the Company may incur in the future and equal in right of payment with the Company's existing and future unsecured and unsubordinated liabilities.

In certain circumstances involving a change of control event, the Company will be required to make an offer to repurchase the Notes of the applicable series at a repurchase price equal to 101% of the principal amount of the Notes of such series to be repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date.

The indenture governing the Notes (the "Indenture") contains restrictive covenants limiting the Company's ability and the ability of its subsidiaries to: (i) create liens on certain assets to secure debt; (ii) grant a subsidiary guarantee of certain debt without also providing a guarantee of the Notes; and (iii) consolidate or merge with or into, or sell or otherwise dispose of all or substantially all of its assets to another person. These covenants are subject to a number of limitations and exceptions. Certain of these covenants will not apply during any period in which the Notes are rated investment grade by either Moody's Investors Service, Inc. or Standard & Poor's Ratings Services.

As of December 31, 2022, the Company was in compliance with all of its covenants under the Indenture.

Convertible Senior Notes and Capped Call Transactions

In June 2021 the Company fully redeemed the remaining outstanding principal amount of its convertible senior notes due 2023 ("Convertible Notes") pursuant to the notice of redemption it issued in May 2021. During 2021, the Company converted $343.7 million aggregate principal amount of the Convertible Notes by issuing 4,846,965 shares of its Class A common stock.

The aggregate value of all redemption transactions in the year ended December 31, 2021, was $1.7 billion. Of the $1.7 billion, $1.4 billion and $335.7 million were allocated to the equity and liability components, respectively, as required by the applicable accounting guidance. The Company utilized the effective interest rate method to determine the fair value of the liability component. The selected interest rate reflected the Company's incremental borrowing rate, adjusted for the Company's credit standing on nonconvertible debt with similar maturity. The extinguishment of these Convertible Notes resulted in a $29.0 million loss that is included in other expenses, net, in the accompanying consolidated statement of operations for the year ended December 31, 2021. No sinking fund was provided for these Convertible Notes.

In connection with the initial offering of the Convertible Notes in 2018, the Company entered into privately negotiated capped call transactions with certain counterparties (the "capped calls"). Concurrently with the redemption of the Convertible Notes, the Company settled these capped calls in June 2021 for gross cash consideration of $229.8 million received by the Company, which the Company recorded in additional paid-in-capital, net of $1.4 million in transaction costs and a $3.2 million realized gain. The gain was primarily driven by the change in the fair value of the Company's Class A common stock on the transaction settlement date. The gain was recorded in other expenses, net, in the accompanying consolidated statement of operations for the year ended December 31, 2021.

In the year ended December 31, 2020, holders of Convertible Notes submitted $206.3 million aggregate principal amount of the Convertible Notes for conversion and the Company issued 2,902,434 shares of its Class A common stock and $2.0 million of cash to settle such conversion. Of the $894.6 million aggregate value of these transactions, $701.9 million and $192.7 million were allocated to the equity and liability components, respectively. The extinguishment of these Convertible Notes resulted in a $12.9 million loss that is included in other expenses, net, in the accompanying consolidated statement of operations for the year ended December 31, 2020.

14. Supplemental Balance Sheet Information

A roll-forward of the Company's customer credit reserve is as follows:

	As of December 31,		
	2022	2021	2020
	(In thousands)		
Balance, beginning of period	$ 18,577	$ 16,783	$ 6,784
Additions	86,303	55,937	50,817
Deductions against reserve	(71,756)	(54,143)	(40,818)
Balance, end of period	$ 33,124	$ 18,577	$ 16,783

15. Revenue by Geographic Area and Groups of Similar Products

Revenue by geographic area is based on the IP address or the mailing address at the time of registration. The following table sets forth revenue by geographic area:

	Year Ended December 31,		
	2022	2021[1]	2020
Revenue by geographic area:	(In thousands)		
United States	$ 2,510,525	$ 1,927,302	$ 1,282,213
International	1,315,796	914,537	479,563
Total	$ 3,826,321	$ 2,841,839	$ 1,761,776
Percentage of revenue by geographic area:			
United States	66 %	68 %	73 %
International	34 %	32 %	27 %

_____

[1] During 2022, the Company identified a misclassification of some of its United States customers for the fourth quarter of 2021, which impacted the reported United States versus international revenue split for the year ended December 31, 2021. The Company has updated the amounts herein to accurately reflect the revenue split by geographic area. No other amounts were impacted by this misclassification.

Long-lived assets outside of the United States were $54.5 million and $41.0 million as of December 31, 2022 and 2021, respectively.

The following table sets forth revenue by groups of similar products:

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenue by groups of similar products:	(In thousands)		
Communications:			
Programmable Messaging	$ 2,066,300	$ 1,416,265	$ 820,887
Programmable Voice	474,790	428,484	345,042
Email	333,500	277,400	218,700
Other	376,650	289,131	213,800
Total communications	3,251,240	2,411,280	1,598,429
Software	441,477	325,943	98,363
Other	133,604	104,616	64,984
Total	$ 3,826,321	$ 2,841,839	$ 1,761,776

Twilio Communications includes a variety of APIs and software solutions to optimize communications between Twilio customers and their end users. This is primarily concentrated within the Messaging, Voice and Email communication channels. Twilio Software applications include Twilio Segment, Twilio Engage, Twilio Flex and Marketing Campaigns. These products enable businesses to achieve more effective customer engagement by providing the tools necessary for customers to build direct, personalized relationships with their end users. Other includes other miscellaneous products and services, including enterprise and support plans.

16. Commitments and Contingencies

(a)   *Lease and Other Commitments*

The Company entered into various non-cancelable operating lease agreements for its facilities. Refer to Note 8 to these consolidated financial statements for additional detail on the Company's operating lease commitments.

Additionally, the Company has contractual commitments with its cloud infrastructure provider, network service providers and other vendors that are noncancellable and expire within one to four years. In the year ended December 31, 2022, the Company entered into several such agreements with terms up to four years for a total purchase commitment of $936.2 million. Future minimum payments under these noncancellable purchase commitments are summarized in the table below. Unrecognized tax benefits are not included in these amounts because any amounts expected to be settled in cash are not material:

	As of December 31, 2022
Year Ending December 31,	(In thousands)
2023	$ 205,257
2024	194,237
2025	221,438
2026	227,515
Total payments	$ 848,447

(b)   *Legal Matters*

The City and County of San Francisco ("San Francisco") has assessed the Company for additional Telephone Users Tax ("TUT") and Access Line Tax ("ALT") on certain of the Company's services for the years 2009 through 2018. The assessments totaled $38.8 million, including interest and penalties. The Company paid the assessments under protest in the third quarter of 2020.

On May 27, 2021, the Company filed a lawsuit against San Francisco in San Francisco Superior Court challenging the assessments. The Company raised numerous defenses to the assessments including that its services are not telecommunications services, application of the taxes to the Company's services violates the Internet Tax Freedom Act and San Francisco does not have jurisdiction to impose tax on services provided outside of San Francisco. The Company is seeking refunds of the taxes paid, waivers of interest and penalties, cost of suit and reasonable attorneys' fees, and other legal and equitable relief as the court deems appropriate. The trial is expected to be held in the summer of 2023.

The Company believes it has strong arguments against the assessments but litigation is uncertain and there is no assurance that it will prevail in court. Should the Company lose on one or more of its arguments, it could incur additional losses associated with taxes, interest, and penalties that together, in aggregate, could be material. The Company regularly assesses the likelihood of adverse outcomes resulting from tax disputes such as this and examines all open years to determine the necessity and adequacy of any tax reserves. The Company's tax reserves are further discussed in Note 16(d) to these consolidated financial statements.

In addition to the litigation discussed above, from time to time, the Company may be subject to legal actions and claims in the ordinary course of business. The Company has received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend the Company, its partners and its customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Legal fees and other costs related to litigation and other legal proceedings are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

(c)   Indemnification Agreements

The Company has signed indemnification agreements with all of its board members and executive officers. The agreements indemnify the board members and executive officers from claims and expenses on actions brought against the individuals separately or jointly with the Company for certain indemnifiable events. Indemnifiable events generally mean any event or occurrence related to the fact that the board member or the executive officer was or is acting in his or her capacity as a board member or an executive officer for the Company or was or is acting or representing the interests of the Company.

In the ordinary course of business and in connection with our financing and business combinations transactions, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to business partners, customers and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties and other liabilities relating to or arising from the Company's various products, or its acts or omissions. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company's obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments. The terms of such obligations may vary.

As of December 31, 2022 and 2021, no amounts were accrued related to any outstanding indemnification agreements.

(d)   Other Taxes

The Company conducts operations in many tax jurisdictions within and outside the United States. In many of these jurisdictions, non-income-based taxes, such as sales, use, telecommunications and other local taxes are assessed on the Company's operations. The Company carries reserves for certain of its non-income-based tax exposures in certain jurisdictions when it is both probable that a liability was incurred and the amount of the exposure could be reasonably estimated. These reserves are based on estimates which include several key assumptions including, but not limited to, the taxability of the Company's services, the jurisdictions in which its management believes it had nexus and the sourcing of revenues to those jurisdictions.

The Company continues to remain in discussions with certain jurisdictions regarding its prior sales and other taxes that it may owe. In the event any of these jurisdictions disagree with management's assumptions and analysis, the assessment of the Company's tax exposure could differ materially from management's current estimates. For example, as described in Note 13(b), the Company is currently involved in legal proceedings with the City and County of San Francisco challenging their assessment of the Company's estimated tax liability for a specific period. The $38.8 million assessment of taxes, including interest and penalties, that the Company paid as required in 2020, net of the $11.5 million reserve the Company had accrued for the same period, was recorded as a deposit in other assets in the accompanying consolidated balance sheets.

As of December 31, 2022, the liabilities recorded for the non-income-based taxes were $29.1 million for domestic jurisdictions and $20.6 million for jurisdictions outside of the United States. As of December 31, 2021, these liabilities were $25.4 million and $17.7 million, respectively.

17. Stockholders' Equity

Preferred Stock

As of December 31, 2022, and December 31, 2021, the Company had authorized 100,000,000 shares of preferred stock, par value $0.001, of which no shares were issued and outstanding.

Common Stock

As of December 31, 2022, and December 31, 2021, the Company had authorized 1,000,000,000 shares of Class A common stock and 100,000,000 shares of Class B common stock, each par value of $0.001 per share. As of December 31, 2022, 176,358,104 shares of Class A common stock and 9,617,605 shares of Class B common stock were issued and outstanding. As of December 31, 2021, 170,625,994 shares of Class A common stock and 9,842,105 shares of Class B common stock were issued and outstanding.

The Company had reserved shares of common stock for issuance as follows:

	As of December 31,	
	2022	2021
Stock options issued and outstanding	2,277,379	3,351,313
Unvested restricted stock units issued and outstanding	15,414,997	6,475,700
Class A common stock reserved for Twilio.org	530,449	618,857
Stock-based awards available for grant under 2016 Plan	19,851,399	24,650,104
Stock-based awards available for grant under ESPP	7,648,429	6,382,830
Total	45,722,653	41,478,804

Public Equity Offerings

In February 2021 and August 2020, the Company completed public equity offerings in which it sold 4,312,500 shares and 5,819,838 shares, respectively, of its Class A common stock at a public offering price of $409.60 and $247.00 per share, respectively. The Company received total proceeds of $1.8 billion and $1.4 billion, respectively, net of underwriting discounts and offering expenses paid by the Company.

18. Stock-Based Compensation

2008 Stock Option Plan

The Company maintained a stock plan, the 2008 Stock Option Plan, as amended and restated (the "2008 Plan"), which allowed the Company to grant incentive ("ISO") and non-statutory ("NSO") stock options and restricted stock units ("RSU") to its employees, directors and consultants to participate in the Company's future performance through stock-based awards at the discretion of the Company's board of directors. On June 22, 2016, the 2008 Plan and the Company's right of refusal for outstanding equity awards granted under this plan were terminated in connection with the Company's initial public offering ("IPO"), and, accordingly, no shares were available for issuance under this plan since the IPO. Stock options granted under this plan generally expire 10 years from the date of the grant and as such, this plan continues to govern outstanding equity awards granted thereunder. All remaining outstanding stock options granted under the 2008 Plan are vested and exercisable.

2016 Stock Option Plan

The Company's 2016 Stock Option and Incentive Plan (the "2016 Plan") became effective on June 21, 2016. The 2016 Plan provides for the grant of ISOs, NSOs, restricted stock, RSUs, stock appreciation rights, unrestricted stock awards, performance share awards, dividend equivalent rights and cash-based awards to employees, directors and consultants of the Company. A total of 11,500,000 shares of the Company's Class A common stock were initially reserved for issuance under the 2016 Plan. These available shares automatically increase each January 1, beginning on January 1, 2017, by 5% of the number of shares of the Company's Class A and Class B common stock outstanding on the immediately preceding December 31, or such lesser number of shares as determined by the Company's compensation committee. On January 1, 2022 and 2021, the shares available for grant under the 2016 Plan were automatically increased by 9,023,405 shares and 8,202,376 shares, respectively.

Under the 2016 Plan, the stock options are granted at a price per share not less than 100% of the fair market value per share of the underlying common stock on the date of grant.

SendGrid 2009, 2012 and 2017 Stock Incentive Plans

In connection with its acquisition of SendGrid, the Company assumed and replaced all stock options and restricted stock units of the continuing employees issued under SendGrid's 2009, 2012 and 2017 Stock Incentive Plans that were unvested outstanding on the date of acquisition. The assumed equity awards continue to vest and are governed by the provisions of their respective plans. Additionally, the Company assumed shares of SendGrid common stock that were reserved and available for issuance under SendGrid's 2017 Equity Incentive Plan, on an as converted basis. These shares were utilized for equity grants under the Company's 2016 Plan in the post-acquisition period, to the extent permitted by New York Stock Exchange rules.

Segment 2013 Stock Incentive Plan

In connection with its acquisition of Segment, the Company assumed and replaced all stock options and restricted stock units of continuing employees issued under Segment's 2013 Stock Incentive Plan ("Segment Plan") that were unvested and outstanding on the acquisition date. The assumed equity awards continue to vest and are governed by the provisions of the Segment Plan.

Zipwhip 2008 Stock Plan and 2018 Equity Incentive Plan

In connection with its acquisition of Zipwhip, the Company assumed and replaced all stock options and restricted stock units of the continuing employees issued under Zipwhip Amended and Restated 2008 Stock Plan and 2018 Equity Incentive Plan ("Zipwhip Plans") that were unvested and outstanding on the acquisition date. The assumed equity awards continue to vest and are governed by the provisions of the Zipwhip Plans.

Under all plans, stock options generally expire 10 years from the date of grant and vest over periods determined by the board of directors. The vesting period for stock options and restricted stock units is generally four years from the date of grant. For existing employees and, effective in 2022, for new-hires the stock options and restricted stock units vest in equal monthly and quarterly installments, respectively, over the service period.

2016 Employee Stock Purchase Plan

The Company's 2016 ESPP initially became effective on June 21, 2016. A total of 2,400,000 shares of the Company's Class A common stock were initially reserved for issuance under the 2016 ESPP. These available shares automatically increase each January 1, beginning on January 1, 2017, by the lesser of 1,800,000 shares of the Company's Class A common stock, 1% of the number of shares of the Company's Class A and Class B common stock outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the Company's compensation committee. On January 1, 2022 and 2021, the shares available for grant under the 2016 ESPP were automatically increased by 1,800,000 shares and 1,640,475 shares, respectively.

The 2016 ESPP allows eligible employees to purchase shares of the Company's Class A common stock at a discount of 15% through payroll deductions of their eligible compensation, subject to any plan limitations. The 2016 ESPP provides for separate six-month offering periods beginning in May and November of each year.

On each purchase date, eligible employees purchase the Company's stock at a price per share equal to 85% of the lesser of (i) the fair market value of the Company's Class A common stock on the offering date or (ii) the fair market value of the Company's Class A common stock on the purchase date.

As of December 31, 2022, total unrecognized compensation cost related to the 2016 ESPP was not significant.

Stock-options and restricted stock units and awards activity under the Company's equity incentive plans was as follows:

Stock Options

	Number of options outstanding	Weighted-average exercise price (Per share)	Weighted-average remaining contractual term (In years)	Aggregate intrinsic value (In thousands)
Outstanding options as of December 31, 2021	3,351,313	$ 78.10	6.09	$ 646,760
Granted	167,150	85.17		
Exercised	(766,024)	29.32		
Forfeited and canceled	(475,060)	171.53		
Outstanding options as of December 31, 2022	2,277,379	$ 75.54	5.32	$ 39,167
Options vested and exercisable as of December 31, 2022	1,823,525	$ 54.75	4.59	$ 39,011

	Year Ended December 31,		
	2022	2021	2020
	(In thousands, except per share amounts)		
Aggregate intrinsic value of stock options exercised [1]	$ 80,839	$ 508,539	$ 603,597
Total estimated grant date fair value of options vested	$ 77,403	$ 138,851	$ 107,854
Weighted-average grant date fair value per share of options granted	$ 50.66	$ 216.29	$ 170.70

_____

[1] Aggregate intrinsic value represents the difference between the fair value of the Company's Class A common stock as reported on the New York Stock Exchange and the exercise price of outstanding "in-the-money" options.

As of December 31, 2022, total unrecognized compensation cost related to all unvested stock options was $50.4 million, which will be amortized on a straight-line basis over a weighted-average period of 1.9 years.

Restricted Stock Units

	Number of awards outstanding	Weighted-average grant date fair value (Per share)	Aggregate intrinsic value (In thousands)
Unvested RSUs as of December 31, 2021	6,475,700	$ 237.22	$ 1,705,311
Granted	16,951,118	110.83	
Vested	(4,259,908)	170.46	
Forfeited and canceled	(3,751,913)	178.50	
Unvested RSUs as of December 31, 2022	15,414,997	$ 130.97	$ 754,718

In March 2022, the Company granted 919,289 shares of performance-based restricted stock units ("PSU") to certain of its executive employees. These awards, including subsequent forfeitures, if any, are included in the table above. The PSUs were granted with a grant date fair value per share of $157.44 and an aggregate grant date fair value of $144.7 million. The Company estimated the fair value of these awards based on the closing price of its Class A common stock on the date of grant. Each PSU award consisted of three tranches that vest separately over distinct service periods if its respective performance targets, as defined in the grant agreements, are achieved in the respective period. The final vesting is determined by the Company's Compensation Committee subsequent to the completion of the vesting period. The vesting of the first tranche is based on achievement of revenue growth targets with respect to the year ended December 31, 2022. The vesting of the second and third tranches is based on both (a) revenue growth targets and (b) profitability targets achievement with respect to each of the years ended 2023 and 2024. If performance targets are not achieved, the related tranche will be forfeited. Vesting of these performance-based restricted stock unit awards can range up to 100% above the target based on levels of performance and is recorded in stock-based compensation expense in the year during which each tranche vests.

As of December 31, 2022, the Company had outstanding 16,547 restricted stock awards ("RSAs") that were held in escrow subject to vesting. The aggregate intrinsic value of these awards was not significant.

As of December 31, 2022, total unrecognized compensation cost related to unvested RSUs and RSAs was $1.9 billion, which will be amortized over a weighted-average period of 2.9 years.

As of December 31, 2022, the unrecognized compensation cost related to Class A common stock subject to vesting was $11.4 million, which will be amortized over a term of 1.5 years.

Valuation Assumptions

The fair value of employee stock options was estimated on the date of grant using the following assumptions in the Black-Scholes option pricing model:

Employee Stock Options:	Year Ended December 31,		
	2022	2021	2020
Fair value of common stock	$85.17	$268.55 - $409.21	$108.37 - $301.72
Expected term (in years)	6.02	0.30 - 6.39	0.52 - 6.08
Expected volatility	61.6%	42.9% - 61.5%	51.9% - 65.1%
Risk-free interest rate	3.3%	0.1% - 1.4%	0.1% - 1.4%
Dividend rate	—%	—%	—%

The Company uses the Black-Scholes option pricing model to measure the fair value of its purchase rights issued under the 2016 ESPP:

Employee Stock Purchase Plan:	Year Ended December 31,		
	2022	2021	2020
Fair value of common stock	$50.81 - $99.68	$297.20 - $310.80	$183.40 - $278.50
Expected term (in years)	0.50	0.50	0.50
Expected volatility	73.2% - 97.3%	46.4% - 58.7%	54.4% - 72.1%
Risk-free interest rate	1.5% - 4.5%	—% - 0.1%	0.1% - 0.2%
Dividend rate	—%	—%	—%

Stock-Based Compensation Expense

The Company recorded stock-based compensation expense as follows:

	Year Ended December 31,					
	2022		2021		2020	
	(In thousands)					
Cost of revenue	$	21,136	$	14,074	$	8,857
Research and development		374,846		258,672		173,303
Sales and marketing		240,109		213,351		103,450
General and administrative		148,194		146,188		76,301
Restructuring costs		14,275		—		—
Total	$	798,560	$	632,285	$	361,911

19. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the calculation of basic and diluted net loss per share attributable to common stockholders during the periods presented:

	Year Ended December 31,		
	2022	**2021**	**2020**
Net loss attributable to common stockholders (in thousands)	$ (1,256,145)	$ (949,900)	$ (490,979)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	182,994,038	174,180,465	146,708,663
Net loss per share attributable to common stockholders, basic and diluted	$ (6.86)	$ (5.45)	$ (3.35)

The following outstanding shares of common stock equivalents were excluded from the calculation of the diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive:

	As of December 31,		
	2022	**2021**	**2020**
Stock options issued and outstanding	2,277,379	3,351,313	5,625,735
Unvested restricted stock units issued and outstanding	15,414,997	6,475,700	7,523,882
Class A common stock reserved for Twilio.org	530,449	618,857	707,265
Class A common stock committed under ESPP	766,334	147,947	103,703
Convertible Notes[1]	—	—	4,847,578
Class A common stock in escrow	31,503	75,506	75,612
Class A common stock in escrow and restricted stock awards subject to future vesting	56,237	235,054	268,030
Total	19,076,899	10,904,377	19,151,805

---

[1] The Convertible Notes were fully redeemed in 2021 and were no longer outstanding as of December 31, 2021. As of December 31, 2020, the Company expected to settle the principal amount of the notes in shares of its Class A common stock, and as such used the if-converted method to calculate any potential dilutive effect of the debt settlement on diluted net income per share, if applicable.

20. Income Taxes

The following table presents domestic and foreign components of loss before income taxes for the periods presented:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
United States	$ (1,021,208)	$ (737,360)	$ (403,148)
International	(222,424)	(223,569)	(101,278)
Loss before provision for income taxes	$ (1,243,632)	$ (960,929)	$ (504,426)

Provision for (benefit from) income taxes consists of the following:

		Year Ended December 31,				
		2022		**2021**		**2020**
Current:			(In thousands)			
Federal	$	3,928	$	122	$	—
State		4,100		420		272
Foreign		17,450		8,274		5,215
Total		25,478		8,816		5,487
Deferred:						
Federal		(5,155)		(13,772)		(12,719)
State		(818)		(4,083)		(3,563)
Foreign		(6,992)		(1,990)		(2,652)
Total		(12,965)		(19,845)		(18,934)
Provision for (benefit from) income taxes	$	12,513	$	(11,029)	$	(13,447)

The following table presents a reconciliation of the statutory federal tax rate and the Company's effective tax rate:

	Year Ended December 31,		
	2022	**2021**	**2020**
Tax at federal statutory rate	21 %	21 %	21 %
State tax, net of federal benefit	3	8	12
Stock-based compensation	(7)	16	24
Credits	1	4	3
Foreign rate differential	(2)	(1)	(4)
Permanent book vs. tax differences	—	—	(1)
Change in valuation allowance	(17)	(46)	(51)
Other	(1)	—	—
Effective tax rate	(2)%	2 %	4 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company's deferred tax assets and liabilities:

	As of December 31,	
	2022	2021
Deferred tax assets:	(In thousands)	
Net operating loss carryforwards	$ 959,864	$ 1,054,585
Accrued and prepaid expenses	47,986	24,831
Stock-based compensation	37,981	44,261
Research and development credits	159,604	148,282
Intangibles	135,500	135,500
Capitalized research and development expenses	219,176	—
Lease liability	60,795	71,651
Unrealized losses on marketable securities	32,108	4,602
Other	36,830	28,859
Gross deferred tax assets	1,689,844	1,512,571
Valuation allowance	(1,357,300)	(1,136,827)
Net deferred tax assets	332,544	375,744
Deferred tax liabilities:		
Capitalized software	(36,552)	(28,825)
Prepaid expenses	(1,587)	(1,649)
Acquired intangibles	(202,778)	(251,034)
Right-of-use asset	(35,734)	(64,277)
Deferred commissions	(59,675)	(47,897)
Net deferred tax liability	$ (3,782)	$ (17,938)

The following table summarizes the Company's tax carryforwards, carryovers and credits:

	As of December 31, 2022	Expiration Date (If not utilized)
	(In thousands)	
Federal tax credits	$ 136,000	Various dates beginning in 2036
Federal net operating loss carryforwards	$ 3,665,700	Indefinite
State net operating loss carryforwards	$ 2,684,800	Various dates beginning in 2026
State tax credits	$ 105,200	Indefinite
Foreign net operating loss carryforwards	$ 498,500	Indefinite

A limitation may apply to the use of the net operating loss and credit carryforwards, under provisions of the Internal Revenue Code of 1986, as amended, and similar state tax provisions that are applicable if the Company experiences an "ownership change." An ownership change may occur, for example, as a result of issuance of new equity. Should these limitations apply, the carryforwards would be subject to an annual limitation, resulting in a potential reduction in the gross deferred tax assets before considering the valuation allowance.

The Company's accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. The Company primarily considered such factors as its history of operating losses, the nature of the Company's deferred tax assets, and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible.

At present, the Company does not believe that it is more likely than not that the federal, state and foreign net deferred tax assets will be realized, and accordingly, a valuation allowance has been established. The valuation allowance increased by approximately $220.5 million and $459.0 million during the years ended December 31, 2022 and 2021, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Unrecognized tax benefit, beginning of year	$ 223,380	$ 191,183	$ 49,042
Gross increases for tax positions of prior years	3,250	3,496	4,259
Gross decreases for tax positions of prior years	(705)	(10,693)	(931)
Gross increases for tax positions of current year	4,081	39,394	138,813
Lapse of statute of limitations	(1,040)	—	—
Unrecognized tax benefit, end of year	$ 228,966	$ 223,380	$ 191,183

As of December 31, 2022, the Company had approximately $229.0 million of unrecognized tax benefits. If the $229.0 million is recognized, $6.1 million would affect the effective tax rate. The remaining amount would be offset by the reversal of related deferred tax assets which are subject to a full valuation allowance.

The Company recognizes interest and penalties, if any, related to uncertain tax positions in its income tax provision. As of December 31, 2022, 2021 and 2020, such amounts are not significant.

The Company does not anticipate any significant changes within 12 months of December 31, 2022, in its uncertain tax positions that would be material to its consolidated financial statements taken as a whole because nearly all of the unrecognized tax benefit has been offset by a deferred tax asset, which has been reduced by a valuation allowance.

The Company files U.S. federal income tax returns as well as income tax returns in many U.S. states and foreign jurisdictions. As of December 31, 2022, the tax years 2008 through the current period remain open to examination by the major jurisdictions in which the Company is subject to tax. Years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized. The Company is fully reserved for all open U.S. federal, state and local, or non-U.S. income tax examinations by any tax authorities.

On June 7, 2019, a three-judge panel from the U.S. Court of Appeals for the Ninth Circuit overturned the U.S. Tax Court's decision in Altera Corp. v. Commissioner and upheld the portion of the Treasury regulations under Section 482 of the Internal Revenue Code that requires related parties in a cost-sharing arrangement to share expenses related to share-based compensation. As a result of this decision, the Company's gross unrecognized tax benefits increased to reflect the impact of including share-based compensation in cost-sharing arrangements. On July 22, 2019, Altera filed a petition for a rehearing before the full Ninth Circuit and the request was denied on November 12, 2019. On February 10, 2020, Altera filed a petition to appeal the decision to the Supreme Court and on June 22, 2020 the Supreme Court denied the petition. There is no impact on the Company's effective tax rate for years ended December 31, 2022 and 2021 due to a full valuation allowance against its deferred tax assets. We will continue to monitor future developments and their potential effects on our consolidated financial statements.

In connection with the Zipwhip acquisition, the Company recorded a net deferred tax liability which provides an additional source of taxable income to support the realization of the pre-existing deferred tax assets and, accordingly, during the year ended December 31, 2021, the Company released a total of $15.9 million of its U.S. valuation allowance. The Company continues to maintain a valuation allowance for its U.S. Federal and State net deferred tax assets.

The provision for and benefit from income taxes recorded in the years ended December 31, 2022 and 2021, respectively, consist primarily of income taxes, withholding taxes in foreign jurisdictions in which the Company conducts business and the tax benefit related to the release of valuation allowance from acquisitions. The Company's U.S. operations have been in a loss position and the Company maintains a full valuation allowance against its U.S. deferred tax assets.

Beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminated the right to deduct research and development expenditures for tax purposes in the period the expenses were incurred and instead requires all U.S. and foreign research and development expenditures to be amortized over 5 and 15 tax years, respectively. The Company's provision for income taxes for the year ended December 31, 2022 included $7.5 million due to this required capitalization of research and development expenditures.

21. Subsequent Events

On February 13, 2023, the Company committed to a workforce reduction plan that, in addition to the September Plan, is intended to reduce operating costs, improve operating margins, and accelerate profitability (the "February Plan"). The February Plan included the elimination of approximately 17% of the Company's workforce. The Company estimates that it will incur approximately $100.0 million to $135.0 million in charges in connection with the February Plan, consisting of cash expenditures for employee transition, notice period and severance payments, employee benefits and related facilitation costs. The Company expects that the majority of the restructuring charges related to the February Plan will be incurred in the first quarter of 2023 and that the execution of the February Plan, including cash payments, will be substantially complete by the end of the second quarter of 2023. Potential position eliminations in each country are subject to local laws and consultation requirements, which may extend this process beyond the second quarter of 2023 in certain countries. The charges that the Company expects to incur are subject to a number of assumptions, including local law requirements in various jurisdictions, and therefore, actual expenses may differ materially from the estimates disclosed above.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K.

Based on this evaluation, our Chief Executive Officer and our Principal Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our Chief Executive Officer and our Principal Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S generally accepted accounting principles.

Under the supervision and with the participation of our Chief Executive Officer and our Principal Financial Officer and oversight of the board of directors, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2022, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Principal Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the organization have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. *Other Information*

Not applicable.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2023 Annual Meeting of Stockholders (the "Proxy Statement"). The Proxy Statement will be filed with the SEC within 120 days of the year ended December 31, 2022.

Codes of Business Conduct and Ethics

Our board of directors has adopted a code of conduct that applies to all officers, directors and employees, which is available on our website at (investors.twilio.com) under "Governance". We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waiver from, a provision of our code of conduct by posting such information on the website address and location specified above.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2022.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2022.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2022.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2022.

PART IV

Item 15. *Exhibit and Financial Statement Schedules*

(a)   The following documents are filed as part of this report:

    1. Financial Statements

        See Index to Financial Statements at Item 8 herein.

    2. Financial Statement Schedules

        Schedules not listed above have been omitted because they are not required, not applicable, or the required information is otherwise included.

    3. Exhibits

        The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1	Agreement and Plan of Merger and Reorganization, dated as of May 16, 2021, by and among Twilio Inc., Zeus Merger Sub I, Inc., Zeus Merger Sub II, LLC, Zipwhip, Inc. and Fortis Advisors LLC	10-Q	001-37806	2.1	July 30, 2021
2.2	Agreement and Plan of Reorganization, dated as of October 12, 2020, by and among Twilio Inc., Scorpio Merger Sub, Inc., Segment.io, Inc., and Shareholder Representative Services	S-3	333-249889	2.1	November 5, 2020
3.1	Amended and Restated Certificate of Incorporation of Twilio Inc.	S-1A	333-211634	3.1	June 13, 2016
3.2	Second Amended and Restated Bylaws of Twilio Inc.	10-Q	001-37806	3.1	August 4, 2020
4.1	Form of Class A Common Stock Certificate of Twilio Inc.	S-1	333-211634	4.1	May 26, 2016
4.2	Indenture, dated as of March 9, 2021 by and between Twilio Inc. and U.S. Bank National Association, as Trustee	8-K	001-37806	4.1	March 9, 2021
4.3	First Supplemental Indenture, dated as of March 9, 2021, between Twilio Inc. and U.S. Bank National Association, as Trustee	8-K	001-37806	4.2	March 9, 2021
4.4	Form of 3.625% Senior Notes due 2029	8-K	001-37806	4.3	March 9, 2021
4.5	Form of 3.875% Senior Notes due 2031	8-K	001-37806	4.4	March 9, 2021
4.6	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	001-37806	4.5	February 26, 2021
10.1*	Form of Indemnification Agreement	10-K	001-37806	10.1	February 26, 2021
10.2*	Twilio Inc. Amended and Restated 2008 Stock Option Plan and forms of Stock Option Agreement and form of Stock Option Grant Notice	10-K	001-37806	10.2	February 26, 2021
10.3*	Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan, and forms of Agreements thereunder	10-K	001-37806	10.3	February 26, 2021
10.4*	Twilio Inc. 2019 France Sub-Plan to the 2016 Stock Option and Incentive Plan	10-Q	001-37806	10.2	October 31, 2019
10.5*	Twilio Inc. Amended and Restated Non-Employee Director Compensation Policy	10-Q	001-37806	10.1	November 4, 2022
10.6*	Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan	10-Q	001-37806	10.1	October 31, 2019
10.7	Sublease, dated as of August 30, 2018, by and between Salesforce.com, Inc. and Twilio Inc.	10-Q	001-37806	10.1	November 8, 2018

10.8	Consent to Sublease Agreement, dated as of September 25, 2018, by and among Hudson Rincon Center, LLC, Salesforce.com Inc. and Twilio Inc.	10-Q	001-37806	10.2	November 8, 2018
10.9*	Offer Letter with Khozema Shipchandler, dated August 20, 2018	8-K	001-37806	10.1	October 25, 2018
10.10*	Offer Letter with Marc Boroditsky, dated October 25, 2021	10-K	001-37806	10.15	February 22, 2022
10.11*	Offer Letter with Eyal Manor, dated October 13, 2021	10-K	001-37806	10.16	February 22, 2022
10.12*	Offer Letter with Dana Wagner dated October 7, 2021	10-K	001-37806	10.17	February 22, 2022
10.13*	Offer Letter with Elena Donio, dated as of April 28, 2022	10-Q	001-37806	10.1	August 5, 2022
10.14*	Offer Letter with Aidan Viggiano, dated February 10, 2023				Filed herewith
10.15*	Letter Agreement with Eyal Manor, dated February 2, 2023				Filed herewith
10.16*	Chief Executive Officer Severance Plan, dated as of March 28, 2018, and form of participation letter	10-Q	001-37806	10.1	May 10, 2018
10.17*	Key Executive Severance Plan, dated as of March 28, 2018 and form of participation letter	10-Q	001-37806	10.2	May 10, 2018
10.18+†	Framework Agreement, dated as of February 26, 2021, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	10-Q	001-37806	10.1	May 6, 2021
10.19	Framework Agreement Letter Agreement, dated as of August 16, 2021, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	8-K	001-37806	2.1	August 17, 2021
10.20	Second Framework Agreement Letter Agreement, dated as of May 13, 2022, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	8-K	001-37806	2.1	May 16, 2022
21.1	List of Subsidiaries of Twilio Inc.				Filed herewith
23.1	Consent of KPMG, LLP, Independent Registered Public Accounting Firm				Filed herewith
24.1	Power of Attorney (included in signature page hereto)				Filed herewith
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
31.2	Certification of the Chief Operating Officer (Principal Financial Officer) pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
32.1**	Certifications of the Chief Executive Officer and Chief Operating Officer (Principal Financial Officer) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Furnished herewith
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.				Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				Filed herewith
104	Cover Page with Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).				

+ Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

† Certain portions of this exhibit have been omitted because they are not material, and they are the type of information that the registrant treats as private or confidential.

* Indicates a management contract or compensatory plan or arrangement.

** The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TWILIO INC.

By: /s/ JEFF LAWSON
    Jeff Lawson
    Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jeff Lawson, Khozema Z. Shipchandler and Dana R. Wagner, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

February 24, 2023	/s/ JEFF LAWSON Jeff Lawson Director and Chief Executive Officer (Principal Executive Officer)
February 24, 2023	/s/ KHOZEMA Z. SHIPCHANDLER Khozema Z. Shipchandler Chief Operating Officer (Principal Accounting and Financial Officer)
February 24, 2023	/s/ RICHARD L. DALZELL Richard L. Dalzell Director
February 24, 2023	/s/ BYRON B. DEETER Byron B. Deeter Director
February 24, 2023	/s/ DONNA L. DUBINSKY Donna L. Dubinsky Director
February 24, 2023	/s/ JEFF EPSTEIN Jeff Epstein Director
February 24, 2023	/s/ JEFFREY R. IMMELT Jeffrey R. Immelt Director
February 24, 2023	/s/ DEVAL L. PATRICK Deval L. Patrick Director
February 24, 2023	/s/ ERIKA ROTTENBERG Erika Rottenberg Director
February 24, 2023	/s/ MIYUKI SUZUKI Miyuki Suzuki Director

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Leadership

Management



Jeff Lawson
Co-Founder, CEO
& Board Chair



Elena Donio
President, Twilio Data
& Applications



Christy Lake
Chief People Officer



Khozema Shipchandler
President, Twilio Communications



Aidan Viggiano
Chief Financial Officer



Dana Wagner
Chief Legal Officer & Corporate Secretary

Board of Directors



Jeff Lawson
Co-Founder, CEO & Board Chair, Twilio



Charlie Bell
EVP, Security, Compliance, Identity and Management, Microsoft



Rick Dalzell
Former SVP & CIO, Amazon



Byron Deeter
Partner, Bessemer Venture Partners



Donna Dubinsky
Former CEO, Numenta



Jeff Epstein
Operating Partner, Bessemer Venture Partners



Jeff Immelt
Venture Partner, New Enterprise Associates



Deval Patrick
Former Governor of Massachusetts



Erika Rottenberg
Former General Counsel, Chan Zuckerberg Initiative



Miyuki Suzuki
Former President, Asia Pacific, Japan and China, Cisco

Auditors
KPMG LLP

Transfer agent & registrar
Computershare Trust Company, N.A.

Stock Listing
Twilio is listed on the NYSE under the symbol TWLO

Investor Relations Contact Information
IR@twilio.com

